Form 10KSB, Exhibit 13
period 1996-06-30
FFW CORP
filed 1996-09-30
CIK 895401

Exhibit 13


                        ANNUAL REPORT TO SECURITY HOLDERS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                          June 30,
                                                                   -------------------------------------------------------
                                                                    1996        1995        1994        1993        1992
                                                                    ----        ----        ----        ----        ----
SELECTED FINANCIAL CONDITION DATA:                                                     (In Thousands)
Total assets                                                       $150,467    $147,293   $122,480     $92,197     $78,757
Loans receivable, net                                               100,529      92,475     77,688      68,192      58,411
Loans held for sale                                                     423         214      1,315         223          --
Mortgage-backed securities                                           18,540      19,489     20,423       4,803       4,800
Securities                                                           22,026      15,494     17,730      13,076       8,529
Deposits                                                             92,490      85,930     82,041      75,211      71,958
Total borrowings                                                     41,800      45,300     25,490       2,000          --
Stockholders' equity                                                 15,458      15,492     14,435      14,273       6,318


                                                                                     Year Ended June 30,
                                                                   -------------------------------------------------------
                                                                    1996        1995        1994        1993        1992
                                                                    ----        ----        ----        ----        ----
                                                                          (In Thousands, except for per share data)
SELECTED OPERATIONS DATA:
Total interest income                                               $11,164      $9,409     $7,236      $6,741      $6,392
Total interest expense                                                6,799       5,630      3,770       3,693       4,059
                                                                   --------    --------   --------     -------     -------
    Net interest income                                               4,365       3,779      3,466       3,048       2,333
Provision for loan losses                                                95          34         24         149         235
                                                                   --------    --------   --------     -------     -------
    Net interest income after provision
      for loan losses                                                 4,270       3,745      3,442       2,899       2,098
Net realized gains from sales/calls
    of interest-earning assets                                          146           9        230         147          23
Net unrealized gains (losses) on
    loans held for sale                                                  (1)         18        (61)         --          --
Unrealized loss on mortgage-backed security                              --        (319)        --          --          --
Other noninterest income                                                483         437        452         401         345
Noninterest expense                                                  (2,586)     (2,356)    (2,247)     (1,885)     (1,629)
                                                                   --------    --------   --------     -------     -------
    Income before income taxes                                        2,312       1,534      1,816       1,562         837
Income tax expense                                                     (726)       (435)      (468)       (547)       (333)
                                                                   --------    --------   --------     -------     -------
Net income                                                          $ 1,586      $1,099     $1,348      $1,015      $  504
                                                                   ========    ========   ========     =======     =======
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARES
Primary                                                              $ 2.13     $ 1.46      $ 1.62      $  .36(1)      N/A
Fully diluted                                                        $ 2.13     $ 1.45      $ 1.61      $  .36(1)      N/A
Dividends declared and paid per common share                         $  .51     $  .45      $  .41      $  .10(1)      N/A
Dividend payout ratio                                                 24.09%     31.67%      24.65%      24.03%        N/A

- ---------------
(1)Subsequent to conversion of First Federal Savings Bank to stock form, effective April 1, 1993.

SELECTED CONSOLIDATED FINANCIAL INFORMATION (continued)

                                                                                     Year Ended June 30,
                                                                   -------------------------------------------------------
                                                                    1996        1995        1994        1993        1992
                                                                    ----        ----        ----        ----        ----
OTHER DATA:
Interest rate spread information:
    Average during period                                            2.45%       2.36%       2.74%      3.09%      2.89%
    End of period                                                    2.67        2.30        2.60       3.14       2.93
Net interest margin(1)                                               3.06        2.99        3.45       3.63       3.41
Average interest-earning assets to average
  interest-bearing liabilities                                       1.13x       1.14x       1.19x      1.12x      1.09x
Non-performing assets to total assets
  at end of period(2)                                                 .06         .09         .08        .24        .41
Equity-to-total assets (end of period)                              10.27       10.52       11.79      15.48       8.02
Return on assets (ratio of net income
  to average total assets)                                           1.09         .85        1.31       1.19        .70
Return on equity (ratio of net income
  to average equity)                                                 9.89        7.62        9.26       9.86       8.31
Equity-to-assets ratio (ratio of average
  equity to average total assets)                                   11.02       11.15       14.15      12.04       8.42
Number of full-service offices                                          3           3           3          3          3

- -----------------------

(1) Net interest income divided by average interest earning assets.
(2) Includes non-accruing loans, accruing loans delinquent more than 90 days and foreclosed assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     FFW Corporation (the Company) owns all outstanding stock of First Federal Savings Bank of Wabash (the Bank or First Federal), and the Company's earnings are primarily dependent on the operations of First Federal. As a result, the following discussion relates primarily to the operations of the Bank.

     The principal business of savings banks, including First Federal, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. The Bank's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans, mortgage-backed securities and investments outstanding during the period and the yield earned on such assets. Interest expense is a function of the balances of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for loan losses, service charges and income taxes. Operating expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses, federal deposit insurance premiums and other general and administrative expenses.

     The Company is significantly affected by prevailing economic conditions as well as federal regulations concerning financial institutions and monetary and fiscal policies. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within the institution's market. In addition, growth of deposit balances is influenced by the perceptions of customers regarding the stability of the financial services industry. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan repayments, borrowings and funds provided from operations.

FINANCIAL CONDITION

     The Company's total assets increased from $147.3 million at June 30, 1995 to $150.5 million at June 30, 1996, an increase of $3.2 million, or 2.2%. This increase was funded by an increase in deposits of $6.6 million net of a decrease in advances outstanding from Federal Home Loan Bank of Indianapolis (FHLB) of $3.5 million. A portion of these funds, along with cash on hand, were used to originate loans, resulting in an increase in net loans of $8.1 million. An additional $9.0 million was invested in FNMA preferred stock and in a FHLB callable bond.

     Total securities increased from $35.0 million at June 30, 1995 to $40.6 million at June 30, 1996, an increase of $5.6 million or 16.0%. During fiscal 1996, municipal securities decreased from $8.9 million at June 30, 1995 to $8.3 million at June 30, 1996 due to maturities and calls during the course of the year. During fiscal 1996, management continued to diversify the investment portfolio by investing $4.0 million in a 5 year non-callable FNMA preferred stock, of which the dividends are 70% excluded for tax purposes. Management also invested $5.0 million in a FHLB callable bond which is eligible for liquidity calculations. Both of these investments were funded with a combination of advances and cash on hand. These purchases were offset by the sale of mutual funds totaling $1.5 million and the early call of $584,000 in government agency and corporate bonds.

     Mortgage-backed securities decreased $1.0 million from $19.5 million at June 30, 1995 to $18.5 million at June 30, 1996. This decrease was comprised of repayments. The privately issued mortgage-backed security which was downgraded twice in fiscal 1995 by various nationally recognized rating agencies was downgraded again on May 28, 1996. Management believes, based on the indicated market value of this security, that the valuation allowance of $319,000 is sufficient and no additional loss allocation is required. The establishment of this allowance in fiscal year 1995 was the result of an other than temporary decline in the market value of the security which is secured by multi-family loans primarily located in Southern California. The decline in market value was the result of the weakened economy in Southern California, rising delinquencies and larger than anticipated loan losses in the loan pool. The actual loss to the Company over the life of this investment is not known at this time, and no predictions can be made as to whether any additional losses will be incurred as a result of this investment.

     On December 19, 1995, the Company reclassified it's entire investment portfolio of debt and mortgage-backed securities to available-for-sale from held-to-maturity. This reclassification resulted in a valuation allowance of $203,000, net of tax at June 30, 1996 for securities available for sale.

     Net loans increased $8.1 million, or 8.7%, from $92.4 million at June 30, 1995 to $100.5 million at June 30, 1996. The increase in the loan portfolio was comprised primarily of automobile loans and mortgage loans which increased $6.1 million and $1.2 million, respectively, during fiscal 1996. The loan portfolio is comprised primarily of first mortgage loans secured by one- to four-family residential real estate located in the Company's market area. First mortgage loans secured by one-to four-family real estate comprise $60.7 million, or 60.4% of the loan portfolio. The Company also had $7.2 million of commercial and multi-family real estate loans and $2.7 million of construction loans. The consumer loan portfolio included $18.5 million of automobile loans, $4.6 million of home equity and home improvement loans, $4.4 million in commercial business loans and $4.3 million in other consumer loans at June 30, 1996.

     Total deposits increased $6.6 million, or 7.6%, from $85.9 million at June 30, 1995 to $92.5 million at June 30, 1996. During fiscal 1996, passbook and checking accounts increased $1.5 million, or 3.2%, and certificates of deposit increased $5.0 million, or 13.1%. The increase in deposits was related to the grand opening specials run for our new Syracuse branch facility and the 75th year anniversary specials run at our Wabash and North Manchester offices. This increase in deposits has allowed us to pay down our outstanding FHLB advances by $3.5 million. Assuming interest rates remain at present levels during the next fiscal year, management anticipates that deposits will continue to increase above current levels. As a result, management will try to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than across the board increases for all deposit products. If deposit growth lags behind loan demand, then an increase in FHLB advances may be necessary to fund the Company's lending and investment activities during fiscal 1997.

     Total borrowed funds decreased from $45.3 million at June 30, 1995 to $41.8 million at June 30, 1996. The decrease was a result of increased deposits. Management took advantage of lower rates on three-month LIBOR indexed advances. These advances allowed us to obtain advances at lower rates than comparable one year fixed rates. If rates should decrease, then we are positioned to take advantage of a rate downturn. Until that happens, we have increased our net spread by taking on some short term interest rate risk.

     Total shareholders' equity decreased $33,400 to $15.5 million at June 30, 1996. The decrease resulted from the repurchase of stock totaling $1.3 million and dividends paid of $382,000 which were offset by net income of $1.6 million.

RESULTS OF OPERATIONS

Comparison of Years Ended June 30, 1996 and June 30, 1995

     GENERAL. Net income for the year ended June 30, 1996 was $1.6 million, an increase of $487,000 compared to net income for the year ended June 30, 1995. The increase was primarily the result of a $587,000 increase in net interest income and an increase of $483,000 in non-interest income. These increases were offset by increases in income taxes of $291,000 and an increase in non-interest expense of $230,000. Further details of the changes in these items are discussed below.

     NET INTEREST INCOME. Net interest income increased $587,000, or 15.5%, from $3.8 million to $4.4 million for the year ended June 30, 1996. The increase in net interest income was due to an increase of $1.8 million in interest income, partially offset by an increase of $1.2 million in interest expense. The increase in net interest income was primarily a result of an increase in average interest-earning assets exceeding the increase in average interest-bearing liabilities.

     Interest income increased $1.8 million or 18.7% for fiscal 1996 compared to fiscal 1995 primarily due to an increase in the average balance of loans and investments. These increases exceeded the increases in the interest-bearing liabilities for the same period. To a lessor extent the increase in interest income resulted from an increase in the average rate on earning assets to 7.83% in fiscal 1996 from 7.43% in fiscal 1995.

     Interest expense increased $1.2 million or 20.8% for fiscal 1996 compared to fiscal 1995 due to an increase in the average balance of deposits and FHLB advances outstanding, and an increase in the average rate on interest-bearing liabilities to 5.38% in fiscal 1996 from 5.07% in fiscal 1995. Management plans to continue using FHLB advances to fund loan growth if there is not sufficient deposit growth.

     PROVISION FOR LOAN LOSSES. The provision for loan losses increased $61,400 from $33,700 in fiscal 1995 to $95,100 in fiscal 1996. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic and regulatory conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies which can order the establishment of additional general or specific allowances.

     NONINTEREST INCOME. Noninterest income increased from $145,000 in fiscal 1995 to $628,000 in fiscal 1996. This increase of $483,000 was primarily the result of the impact on fiscal 1995 of an unrealized loss on a mortgage-backed security of $319,000. In addition, there was an increase of $118,000 in net realized and unrealized gains on loans and securities sold or held for sale. Management intends to continue to sell newly originated fixed-rate mortgage loans with maturities greater than 15 years. The loans to be sold are classified as held for sale at the date of origination. Management continues to price these loans based on rates offered by a government agency which purchases these products in the secondary market.

     NONINTEREST EXPENSE. Noninterest expense increased from $2.4 million in fiscal 1995 to $2.6 million in fiscal 1996. This increase of $230,000, or 9.8%, was primarily the result of increases in occupancy and equipment expenses of $70,000, other expenses of $62,000, and salaries and employee benefits of $82,000. The increase in salaries and employee benefits was primarily the result of increases in staff and normal salary increases. The increase in occupancy and equipment expense was related to our new office in Syracuse, which replaced an existing office at the same location. The increase in other expense was primarily the result of an increase of $37,000 in data processing expense due to increased transaction volume and services rendered to the Bank by the data center.

     INCOME TAX EXPENSE. Income tax expense was $726,000 in fiscal 1996 compared to $435,000 in fiscal 1995, an increase of $291,000, or 67.0%. Income taxes increased primarily as a result of increased income before income taxes.

Comparison of Years Ended June 30, 1995 and June 30, 1994

     GENERAL. Net income for the year ended June 30, 1995 was $1.1 million, a decrease of $248,000 compared to net income for the year ended June 30, 1994. The decrease was primarily the result of an unrealized loss on a mortgage-backed security of $319,000, a decrease in realized and unrealized gains on sales of interest-earning assets and loans held for sale of $142,000, an increase in the provision for loan losses of $10,000, and an increase in noninterest expenses of $108,000. These items were partially offset by an increase in net interest income of $312,000 and a decrease in income tax expense of $34,000. Further details of the changes in these items are discussed below.

     NET INTEREST INCOME. Net interest income increased $312,000, or 9.0%, from $3.5 million to $3.8 million for the year ended June 30, 1995. This increase was primarily the result of an increase in average interest-earning assets exceeding the increase in average interest-bearing liabilities.

     Interest income increased $2.2 million to $9.4 million for fiscal 1995 compared to $7.2 million for fiscal 1994 primarily due to an increase in the average balance of loans, investments, and mortgage-backed securities. Interest income on mortgage loans increased $613,000, interest income on investment securities increased $151,000, interest income on mortgage-backed securities increased $986,000, and interest income on consumer and commercial loans increased $376,000 during fiscal 1995 as compared to fiscal 1994. These increases resulted primarily from the increased balances of the respective portfolios, and to a lessor extent the increase in interest rates earned on these assets.

     Interest expense increased $1.9 million from $3.8 million in fiscal 1994 to $5.6 million in fiscal 1995. Interest expense on FHLB advances increased $1.6 million during fiscal 1995 as compared to fiscal 1994. This increase was the result of an increase in average FHLB advances outstanding of $23.4 million for fiscal 1995. The increase in FHLB advances was used to fund loan growth and lock in lower interest rates. Interest expense on deposits increased $308,000 during fiscal 1995 as compared to fiscal 1994. This increase was the result of a shift in the deposit base, due to increased interest rates in the market place, from passbook accounts to certificates of deposit, which pay a higher interest rate.

     PROVISION FOR LOAN LOSSES. The provision for loan losses increased $9,700 from $24,000 in fiscal 1994 to $33,700 in fiscal 1995. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses.

     NONINTEREST INCOME. Noninterest income decreased from $621,000 in fiscal 1994 to $145,000 in fiscal 1995. This decrease of $476,000 was primarily the result of the $319,000 unrealized loss on a mortgage-backed security, and the decrease in net realized and unrealized gains on loans and securities sold or held for sale of $142,000 as compared to the prior year. The majority of loan sales for fiscal 1995 occurred in the last half of the year when rates were lower.

     NONINTEREST EXPENSE. Noninterest expense increased from $2.2 million in fiscal 1994 to $2.4 million in fiscal 1995. This increase of $108,000, or 4.8%, was primarily the result of an increase in other expense of $51,000, and an increase in salaries and employee benefits of $51,000. The increase in salaries and employee benefits was primarily the result of increased expense resulting from the adoption of Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). SOP 93-6 was adopted during fiscal 1995 and requires the company to record compensation expense equal to the fair value of shares committed to be released for allocation to participant accounts. Adoption of SOP 93-6 resulted in additional compensation expense of $48,000 in fiscal 1995 as compared to the method of accounting applicable in fiscal 1994. Other compensation expenses related to the hiring of a mortgage loan originator were more than offset by decreases in other stock related compensation expenses. The increase in other expense was primarily the result of an increase of $27,000 in data processing expense due to increased transaction volume and services rendered to the Bank by the data center.

     INCOME TAX EXPENSE. Income tax expense was $435,000 in fiscal 1995 compared to $468,000 in fiscal 1994, a decrease of $34,000, or 7.2%. Income taxes decreased primarily as a result of reduced income before income taxes.

ASSET/LIABILITY MANAGEMENT

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period, and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to benefit net interest income.

     A primary objective of asset/liability management is to manage interest rate risk. The Company monitors its asset/liability mix on an ongoing basis, and, from time-to-time, may institute certain changes in its product mix and asset and liability maturities.

     At June 30, 1996, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $18.8 million representing a positive cumulative one-year gap ratio of 12.5% of total assets. This assumes non-interest bearing demand deposit accounts do not reprice. If interest rates increase, the Company may be forced to reprice interest-bearing deposits such as money market, NOW, and passbook accounts in advance of the Federal Home Loan Bank of Indianapolis assumptions, and as a result, a negative gap may occur.

     The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. There were $423,000 in loans held for sale at June 30, 1996. The Company retains the servicing on loans sold in the secondary market.

     The primary objective of the Company's investment strategy is to provide liquidity necessary to meet funding needs as well as address daily, cyclical and long-term changes in the asset/liability mix while contributing to profitability by providing a stable flow of dependable earnings. Generally, the Company invests funds among various categories of investments and maturities based on the Company's liquidity needs and to achieve the proper balance between the desire to minimize risk and maximize yield to fulfill the Company's asset/liability management policies.

     The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

     The following table illustrates the assumed maturities and repricing mechanisms of the major asset and liability categories of the Company as of June 30, 1996. Maturity and repricing dates have been projected by applying the assumptions set forth below to contractual maturity and repricing dates. The information is based on certain repricing and other assumptions which are set forth below the table and which are different than historical experience. Classifications of such items are different from those presented in other schedules and financial statements included herein.

                                                                         Maturing or Repricing
                                           -------------------------------------------------------------------------------
                                                   Within One Year
                                           --------------------------------
                                                                   181 Days
                                            90 Days      91-180      to One      Over        Over        Over
                                            or Less       Days        Year      1-3 Yrs     3-5 Yrs      5 yrs       TOTAL
                                           -------       ------     -------    --------    -------     -------    --------
                                                                         (Dollars in Thousands)
Fixed-rate 1-4 family (including
 mortgage-backed securities),
 commercial real estate and
 construction loans                        $ 1,255(1)   $   815     $ 1,594    $  5,854    $ 5,617     $22,952     $38,087(1)
Adjustable-rate 1-4 family (includ-
  ing mortgage-backed securities),
  commercial real estate and
  construction loans                         3,180          528      32,228       2,023     16,513           6      54,478
Non-mortgage loans                           4,845        1,522       3,167      14,234      3,713          --      27,481
Investment securities and other             12,233           51         685       2,124      7,718       3,902      26,713
                                           -------       ------     -------    --------    -------     -------    --------
    Total interest-earning assets           21,513        2,916      37,674      24,235     33,561      26,860     146,759
                                           -------       ------     -------    --------    -------     -------    --------
Deposits/escrows/borrowings                 23,211       10,829       9,293      52,418     15,461      23,184     134,396
                                           -------       ------     -------    --------    -------     -------    --------
    Total interest-bearing liabilities      23,211       10,829       9,293      52,418     15,461      23,184     134,396
                                           -------       ------     -------    --------    -------     -------    --------
Interest-rate sensitivity Gap
  (interest-earning assets less
  interest-bearing liabilities)            $(1,698)     $(7,913)    $28,381    $(28,183)   $18,100     $ 3,676     $12,363
                                           =======      =======     =======    ========    =======     =======     =======

Difference as a percent of total
  interest-earning assets                    (1.16)%      (5.39)%     19.34%     (19.20)%    12.33%       2.50%      8.42%
Cumulative interest-rate
  sensitivity gap                          $(1,698)     $(9,611)    $18,770    $ (9,413)   $ 8,687     $12,363     $12,363
Cumulative interest-rate
  sensitivity gap as a percentage
  of total assets                            (1.13)%      (6.39)%     12.47%     (6.26)%      5.77%       8.22%      8.22%
Cumulative interest-rate sensitivity
  gap as a percentage of total
  interest-earning assets                    (1.16)%      (6.55)%     12.79%      (6.41)%     5.92%       8.42%      8.42%

- ---------------------
(1) Includes $423,000 of loans held for sale on June 30, 1996

     In preparing the table above, it has been assumed, consistent with the assumptions used by the FHLB at June 30, 1996 in assessing the interest rate sensitivity of thrift institutions, that: (i) adjustable rate first mortgage loans on one-to four-family residences will prepay at the rate of 22% per year;
(ii) first mortgage loans on residential properties of five or more units and non-residential properties will prepay at the rate of 15% per year; (iii) fixed rate first mortgage loans on one-to four-family residences with terms to maturity of 5 years or less will prepay at a rate of 8.4% per maturity classification; (iv) second mortgage loans on one-to four-family residences will prepay at a rate of 26% per maturity classification (v) non-mortgage loans and investments will not prepay; and (vi) fixed rate first mortgage loans on one-to four-family residences with terms to maturity of more than 5 years will prepay annually as follows:

                                                                 Annual
Loan Rate                                                   Prepayment Rate
- ---------                                                   ---------------
Less than 8.0% ...........................................        8.4%
8.0% to 8.99% ............................................        9.2%
9.0% to 9.99% ............................................       13.6%
10.0% to 10.99% ..........................................       21.6%
11.0% or more ............................................       32.6%

     In addition, it is assumed that interest rates do not change, that fixed maturity deposits are not withdrawn prior to maturity, and that other deposits are withdrawn or reprice as follows:

                                                                                         Annual Percentage Rate
                                                                 -------------------------------------------------------------------
                                                                 1 Year        More Than      More Than      More Than     More Than
                                                                 or Less       1-3 Years      3-5 Years      5-10 Years     10 Years
                                                                 -------       ---------      ---------      ----------     --------
Accounts:
    Interest-bearing transaction ........................         37.0%          33.9%           9.0%          12.2%           7.9%
    Money market ........................................         79.0           11.0            5.2            4.0            0.8
    Passbook savings ....................................         17.0           25.8           16.8           36.2            4.2
    Non-interest bearing transaction ....................         10.0           17.1           13.8           24.2           34.9

     In evaluating the Company's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For example, projected passbook, money market and transaction account maturities or withdrawals may also materially change if interest rates change. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

     The following tables set forth the weighted average effective interest rate earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits and other interest-bearing liabilities, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and as of the dates shown.

                                                                     Year Ended June 30
                                   ----------------------------------------------------------------------------------------
                                              1996                            1995                          1994
                                   ----------------------------   --------------------------   ----------------------------
                                   Average               Yield/   Average             Yield/    Average              Yield/
                                   Balance    Interest    Rate    Balance   Interest   Rate     Balance   Interest    Rate
                                   -------    --------    ----    -------   --------   ----     -------   --------    ----
                                                                    (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)              $ 97,473    $ 8,287   8.50%    $ 85,870   $6,863    7.99%     $74,412    $5,873    7.89%
  Investment securities(2)           20,730      1,238   5.97       17,399      952    5.47       15,424       800    5.19
  Mortgage-backed securities         19,432      1,425   7.33       20,098    1,453    7.23        7,313       467    6.39
  Interest-bearing deposits in
   other financial institutions       4,911        214   4.36        3,188      141    4.42        3,329        96    2.88
                                   --------    -------            --------   ------             --------    ------
Total interest-earning assets      $142,546    $11,164   7.83%    $126,555   $9,409    7.43%    $100,478    $7,236    7.20%
                                   ========                       ========                      ========

Interest-bearing liabilities:
  Money market accounts            $    295    $     7   2.37%    $    477   $   12    2.52%    $    831    $   21    2.53%
  NOW accounts                        3,926         78   1.99        3,908       78    2.00        3,505        70    2.00
  Passbook savings accounts          41,682      1,841   4.42       43,793    1,802    4.11       48,365     1,902    3.93
  Certificates of deposit            41,155      2,446   5.94       32,914    1,889    5.74       25,133     1,479    5.88
  FHLB advances                      39,296      2,427   6.18       29,994    1,850    6.17        6,640       296    4.46
  Securities sold under
   agreements to repurchase              --        --      --           --       --      --           31         2    6.45
Total interest-bearing
  liabilities                      $126,354    $ 6,799   5.38%    $111,086   $5,631    5.07%    $ 84,505    $3,770    4.46%
                                   ========    -------   ----     ========   ------    ----     ========    ------    ----

Net interest income/interest
  rate spread                                  $ 4,365   2.45%               $3,778    2.36%                $3,466    2.74%
                                               =======   ====                ======    ====                 ======    ====

Net interest margin(3)                                   3.06%                         2.99%                          3.45%
                                                         ====                          ====                           ====
- --------------------------

(1)Average outstanding balances include non-accruing loans. Interest on loans receivable includes fees. The inclusion of nonaccrual loans and fees does not have material effect on either the average outstanding balance or the average yield.
(2)Yields reflected have not been computed on a tax equivalent basis.
(3)Net interest income divided by average interest earning assets.

                                                            At June 30,
                                                    --------------------------
                                                    1996       1995       1994
                                                    ----       ----       ----
WEIGHTED AVERAGE YIELD ON:
  Loans receivable(1) .........................     8.57%      8.38%      7.78%
  Investment securities(2) ....................     5.96       5.38       4.96
  Mortgage-backed securities ..................     7.14       7.13       7.01
  Interest-bearing deposits in other
    financial institutions ....................     4.83       6.31       4.94
  Combined weighted average yield
    on interest-earning assets ................     7.89       7.76       7.19
WEIGHTED AVERAGE RATE PAID ON:
  Money market accounts .......................     2.42       2.43       2.47
  NOW accounts ................................     1.99       2.00       2.00
  Passbook savings accounts ...................     4.29       4.41       3.93
  Certificates of deposit .....................     5.74       5.92       5.43
  FHLB advances ...............................     5.92       6.33       5.61
  Combined weighted average rate paid
    on interest-bearing liabilities ...........     5.22       5.46       4.59
  Spread ......................................     2.67       2.30       2.60

(1)Includes impact of non-accruing loans and loan fees.
(2)Yields reflected have not been computed on a tax equivalent basis.

Rate/Volume Analysis

     The following schedule presents the dollar amount of change in interest income and interest expense for major components of interest-earning assets and interest-earning assets and interest-bearing liabilities. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                           Year Ended June 30,
                                                ---------------------------------------------------------------------------
                                                           1996 vs. 1995                            1995 vs. 1994
                                                -----------------------------------    ------------------------------------
                                                     Increase                                 Increase
                                                    (Decrease)                               (Decrease)
                                                      Due to                Total              Due to             Total
                                                ------------------        Increase      -------------------       Increase
                                                Volume        Rate       (Decrease)     Volume         Rate      (Decrease)
                                                ------        ----       ----------     ------         ----      ----------
                                                                          (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)                           $  968        $456       $1,424        $  915          $ 75        $  990
  Investment securities                            194          92          286           106            46           152
  Mortgage-backed securities                       (49)         21          (28)          917            69           986
  Interest-bearing deposits in other
    financial institutions                          75          (2)          73            (4)           49            45
                                                ------        ----       ------        ------          ----        ------
Total interest-earning assets                   $1,118        $567       $1,755        $1,934          $239        $2,173
                                                ======        ====       ======        ======          ====        ======
Interest-bearing liabilities:
  Money market accounts                           $ (4)      $  (1)        $ (5)         $ (9)          $--         $  (9)
  NOW accounts                                      --          --           --             8            --             8
  Passbook savings accounts                        (89)        128           39          (185)          (85)          (11)
  Certificates of deposit                          488          69          557           447           (37)          410
  FHLB advances                                    575           2          577         1,401           153         1,554
  Securities sold under agreements
    to repurchase                                   --          --           --            (1)           (1)           (2)
                                                ------        ----       ------        ------          ----        ------
Total interest-bearing liabilities              $  970        $198       $1,168        $1,661          $200        $1,861
                                                ======        ====       ======        ======          ====        ======

Net interest income                                                      $  587                                    $  312
                                                                         ======                                    ======

- ----------------
(1) Includes the impact of non-accruing loans and loan fees.

Asset Quality

     Total non-performing assets decreased to $92,000 at June 30, 1996 compared to $128,000 at June 30, 1995. The ratio of non-performing assets to total assets at June 30, 1996 was .06% compared to .09% at June 30, 1995. Included in non-performing assets at June 30, 1996 were eleven consumer loans totaling $65,000. Repossessed assets totaled $27,000 at June 30, 1996.

     In addition to the non-performing assets listed above, as of June 30, 1996 and 1995, there was $1.4 million in net loans designated by the Bank as "of concern" due to management's doubts as to the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 1996, $691,000 of loans were classified as substandard, $47,000 as doubtful, $0 as loss, and $713,000 as special mention. As of June 30, 1995, $759,000 were classified as substandard, $10,000 as doubtful, $2,000 as loss, and $685,000 as special mention.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds are deposits, borrowings, and principal and interest payments on loans and mortgage-backed securities and maturities of investment securities. While maturities of investment securities and scheduled amortizations of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

     The standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulations at 5%, of which 1% must be comprised of short-term investments (i.e. generally with a term of less than one year). At June 30, 1996 the Bank's liquidity ratio was 6.9%, of which 1.6% was comprised of short-term investments.

     YEAR ENDED JUNE 30, 1996. During the year ended June 30, 1996 there was a net decrease of $11.1 million in cash and cash equivalents. A major source of cash during the year was an increase in deposits of $6.6 million. In addition, proceeds from the sale of mortgage loans provided $6.8 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

     Major uses of cash during the year which offset the sources of cash include funding an increase of $8.1 million in the loan portfolio, purchasing $5.0 million in a callable FHLB bond, $4.0 million in FHLMC preferred stock and originations of $6.9 million of loans to be sold in the secondary market.

     YEAR ENDED JUNE 30, 1995. During the year ended June 30, 1995 there was a net increase of $11.8 million in cash and cash equivalents. A major source of cash during the year included the $19.8 million increase in advances from the FHLB. In addition, proceeds from the sale of mortgage loans provided $2.4 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk. Additional sources of funds included a $3.9 million increase in deposits.

     Major uses of cash during the year which offset the sources of cash included funding an increase of $14.8 million in the loan portfolio, purchasing $1.0 million in FHLB stock and origination of $1.3 million of loans to be sold in the secondary market.

     YEAR ENDED JUNE 30, 1994. During the year ended June 30, 1994, there was a net decrease of $487,000 in cash and cash equivalents. A major source of cash during the year included the $23.5 million increase in proceeds from the advances from the FHLB. Proceeds from the sale of mortgage loans and proceeds from sales and calls of investment securities provided $8.3 million and $2.5 million in funds, respectively, during fiscal 1994. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years originated for sale in the secondary market to manage interest rate risk. However, in the second half of the fiscal year management, to better manage interest rate risk, decided to retain for portfolio fixed rate loans with maturities of 15 years or less, but continued to sell loans with maturities in excess of 15 years. Additional sources of funds included a $6.8 million increase in deposits.

     Major uses of cash during the year which offset the sources of cash included funding an increase of $9.6 million in the loan portfolio, purchasing $6.7 million in investment securities and origination of $9.2 million of loans to be sold in the secondary market. In addition, management purchased $16.5 million in GNMA fixed rate project loans, which management feels offer an attractive return.

     Borrowings may be used as a source of funds to offset reductions in other sources of funds such as deposits and to assist in asset/liability management. Management believes that a diversified blend of borrowings from the FHLB offer flexibility and are an important tool to be used in the balanced growth of the Company. As such, borrowings outstanding at June 30, 1996 consist of advances from the FHLB totaling $41.8 million. Also, the Company had commitments to fund loan originations and unused lines of credit with borrowers of $6.0 million at June 30, 1996. In the opinion of management, the Company has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

     Pursuant to federal  law,  thrift  institutions  must meet a 1.5%  tangible capital requirement, a 3.0% core capital requirement and an 8.0% total risk-based capital to risk weighted assets requirement. At June 30, 1996, the Bank exceeded all fully phased in capital requirements. Tangible and core capital totaled $11.8 million, or 8.0% of adjusted total assets (as defined by regulation) and risk-based capital totaled $12.3 million, or 15.2% of risk-weighted assets (as defined by regulation). See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding capital requirements applicable to the Bank.

IMPACT OF INFLATION

     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

RECENT REGULATORY DEVELOPMENTS

     The deposits of savings associations such as the Bank are presently insured by the Saving Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), are the two insurance funds administered by the FDIC. The premium disparity that we have been expecting for the last two years is now here. The FDIC revised the premium schedule for BIF-insured banks to provide that a well capitalized bank pays only a token $2,000 annual fee and zero deposit insurance. This compares to a well capitalized SAIF institution paying
 .23% of deposits, as an annual premium. As a result, BIF members will pay lower premiums than the SAIF members. It is anticipated that the SAIF will not be adequately recapitalized until 2002, absent a substantial increase in premium
rates  or  the   imposition  of  special   assessments   or  other   significant
developments, such as a merger of the SAIF and BIF. As a result of this disparity, SAIF members are placed at a significant competitive disadvantage to BIF members due to higher costs for deposit insurance. A recapitalization plan
under   consideration  by  the  Congress  reportedly  provides  for  a  one-time assessment of .85% to .90% to be imposed on all deposits assessed at the SAIF rates in order to recapitalize the SAIF and eliminate the disparity between SAIF and BIF premium rates. No assurance can be given, when or if ever, the recapitalization plan will be implemented or as to the nature or extent of any competitive disadvantage which may be experienced by SAIF-member institutions.

IMPACT OF NEW ACCOUNTING STANDARDS

     Several new accounting standards have been issued by the FASB that will apply for the Company's consolidated financial statements for the year ending June 30, 1997. SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires a review of long-term assets for impairment of recorded value and resulting write-downs if the value is impaired. SFAS No. 122, Accounting for Mortgage Servicing Rights, requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, entities to use a "fair value based method" to account for stock-based compensation plans. If the fair value accounting encouraged is not adopted, entities must disclose the pro forma effect on net income and on earnings per share had the accounting been adopted. SFAS No. 125, Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122, and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increased obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996, and early or retroactive application is not permitted.

     These statements are not expected to have a material effect on the Company's consolidated financial position or results of operation.

REPORT OF INDEPENDENT AUDITORS





Board of Directors
FFW Corporation
Wabash, Indiana





     We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended June 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 1996 and 1995 and the results of its operations and its cash flows for the years ended June 30, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for securities and its method of accounting for its Employee Stock Ownership Plan effective July 1, 1994 to conform to new accounting guidance.





                                       Crowe, Chizek and Company LLP


South Bend, Indiana
July 25, 1996

FFW CORPORATION
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1996 AND 1995
==========================================================================================================================
                                                                                                   1996             1995
                                                                                             ------------     ------------
ASSETS
Cash and due from financial institutions                                                     $    861,553     $    852,892
Interest-bearing deposits in other financial institutions - short-term                          1,926,654       13,041,823
                                                                                             ------------     ------------
Total cash and cash equivalents                                                                 2,788,207       13,894,715
Interest-bearing deposits in other financial institutions
  (cost approximates market)                                                                      362,664          379,000
Securities available for sale                                                                  40,566,384        4,480,521
Securities held to maturity (fair value: June 30, 1995 - $31,250,000)                                  --       30,502,509
Loans held for sale, net of unrealized losses  of $639 in 1996 and $-0- in 1995                   423,361          213,900
Loans receivable, net of allowance for loan losses of $553,440 in 1996 and
  $483,780 in 1995                                                                            100,529,412       92,474,542
Federal Home Loan Bank stock, at cost                                                           2,397,600        2,340,400
Accrued interest receivable                                                                     1,102,611          972,676
Premises and equipment, net                                                                     1,691,433        1,389,672
Other assets                                                                                      605,233          644,657
                                                                                             ------------     ------------
      Total assets                                                                           $150,466,905     $147,292,592
                                                                                             ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Noninterest-bearing demand deposits                                                        $  3,263,982     $  2,278,934
  Savings, NOW and MMDA deposits                                                               45,868,695       45,325,514
  Other time deposits                                                                          43,357,434       38,325,410
                                                                                             ------------     ------------
      Total deposits                                                                           92,490,111       85,929,858
  Federal Home Loan Bank advances                                                              41,800,000       45,300,000
  Accrued interest payable                                                                        150,492          146,953
  Accrued expenses and other liabilities                                                          568,159          424,213
                                                                                             ------------     ------------
      Total liabilities                                                                       135,008,762      131,801,024

FFW CORPORATION
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1996 AND 1995
==========================================================================================================================
                                                                                                   1996             1995
                                                                                             ------------     ------------
Shareholders' equity
  Preferred stock, $.01 par value; 500,000 shares authorized;  none issued
  Common stock,  $.01 par value;  2,000,000  shares  authorized;
    853,592 shares issued and 711,060 shares outstanding at June 30, 1996;
    848,396 shares issued and 775,746 shares outstanding at June 30, 1995                           8,536            8,484
  Additional paid-in capital                                                                    8,132,484        8,007,476
  Retained earnings - substantially restricted                                                 10,218,910        9,014,804
  Net unrealized depreciation on securities available for sale,
  net of tax benefit of $69,436 in 1996 and $0 in 1995                                           (203,283)         (61,618)
  Unearned Employee Stock Ownership Plan shares                                                  (331,189)        (412,064)
  Unearned Management Retention Plan shares                                                       (13,079)         (56,678)
  Treasury stock, 142,532 and 72,650 common shares, at cost,
  at June 30, 1996 and 1995, respectively                                                      (2,354,236)      (1,008,836)
                                                                                             ------------     ------------
      Total shareholders' equity                                                               15,458,143       15,491,568
                                                                                             ------------     ------------
      Total liabilities and shareholders' equity                                             $150,466,905     $147,292,592
                                                                                             ============     ============

The accompanying notes are an integral part of these consolidated financial statements.

FFW CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 1996, 1995 AND 1994
===========================================================================================================================
                                                                                  1996             1995            1994
                                                                               -----------      ----------      ----------
Interest and dividend income
  Loans receivable, including fees
    Mortgage loans                                                             $ 5,663,159      $5,051,277      $4,438,435
    Consumer and other loans                                                     2,624,117       1,811,513       1,435,213
  Securities
    Taxable                                                                      2,118,899       1,844,604         721,841
    Nontaxable                                                                     544,165         560,674         545,722
  Other interest-earning assets                                                    213,832         140,645          95,447
                                                                               -----------      ----------      ----------
                                                                                11,164,172       9,408,713       7,236,658

Interest expense
  Deposits                                                                       4,371,748       3,780,381       3,472,344
  Federal Home Loan Bank advances                                                2,427,205       1,849,920         297,881
                                                                               -----------      ----------      ----------
                                                                                 6,798,953       5,630,301       3,770,225
                                                                               -----------      ----------      ----------

Net interest income                                                              4,365,219       3,778,412       3,466,433
Provision for loan losses                                                           95,153          33,718          24,000
                                                                               -----------      ----------      ----------
Net interest income after provision for loan losses                              4,270,066       3,744,694       3,442,433

Noninterest income
  Net realized gains from sales/calls of interest-earning assets                   145,818           8,939         230,193
  Net unrealized gains (losses) on loans held for sale                                (639)         18,106         (61,475)
  Unrealized loss on mortgage-backed security                                           --        (318,900)             --
  Other income                                                                     482,972         437,064         452,275
                                                                               -----------      ----------      ----------
                                                                                   628,151         145,209         620,993
Noninterest expenses
  Salaries and employee benefits                                                 1,224,121       1,142,065       1,090,732
  Occupancy and equipment expense                                                  255,855         185,478         189,076
  SAIF deposit insurance premium                                                   238,033         222,414         212,686
  Other expense                                                                    868,036         805,877         754,973
                                                                               -----------      ----------      ----------
                                                                                 2,586,045       2,355,834       2,247,467
                                                                               -----------      ----------      ----------

Income before income taxes                                                       2,312,172       1,534,069       1,815,959
Income tax expense                                                                 725,991         434,620         468,210
                                                                               -----------      ----------      ----------
Net income                                                                     $ 1,586,181      $1,099,449      $1,347,749
                                                                               ===========      ==========      ==========
Earnings per common and common equivalent shares
  Primary                                                                            $2.13            $1.46          $1.62
  Fully diluted                                                                       2.13             1.45           1.61

The accompanying notes are an integral part of these consolidated financial statements.

FFW CORPORATION
CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS'  EQUITY YEARS ENDED JUNE 30,
1996, 1995 AND 1994
===================================================================================================================================
                                                                                Net Unrealized
                                                                                 Appreciation                            Unearned
                                                                                (Depreciation)     Unrealized            Employee
                                                     Additional                  on Securities      Loss on                Stock
                                          Common      Paid-in      Retained       Available for      Equity              Ownership
                                           Stock      Capital       Earnings    Sale, Net of Tax   Investments          Plan Shares
                                           -----      -------       --------    ----------------   -----------          -----------

Balance at June 30, 1993 ..........   $     8,450   $ 7,925,550   $ 7,248,114       $   --        $    --             $  (591,500)

Cash dividends declared on
  common stock - $.41 per share ...          --            --        (332,259)          --             --                      --
12,079 shares committed to be
  released under the Employee
  Stock Ownership Plan (ESOP) .....          --            --            --             --             --                   103,939
Amortization of MRP
  contribution ....................          --            --            --             --             --                      --
Purchase 72,650 shares of
  treasury stock ..................          --            --            --             --             --                      --
Unrealized loss on equity
  investments .....................          --            --            --             --         (122,608)                   --
Net income for the year ended
  June 30, 1994 ...................          --            --       1,347,749           --             --                      --
                                      -----------   -----------   -----------    -----------    -----------             -----------
Balance at June 30, 1994 ..........         8,450     7,925,550     8,263,604           --         (122,608)              (487,561)

Net unrealized depreciation on
  securities available for sale,
  net of tax of $0, upon
  adoption of SFAS No. 115 on
  July 1, 1994 ....................          --            --            --         (122,608)       122,608                    --
Cash dividends declared on
  common stock-- $.45 per share ...          --            --        (348,249)          --             --                      --
8,558 shares committed to be
  released under the ESOP .........          --          48,000          --             --             --                    75,497
Amortization of MRP
  contribution ....................          --            --            --             --             --                      --
Issuance of 3,396 shares of
  common stock due to exercise
  of stock options ................            34        33,926          --             --             --                      --
Net change in unrealized
  depreciation on securities
  available for sale, net of
  tax of $0 .......................          --            --            --           60,990           --                      --
Net income for the year ended
  June 30, 1995 ...................          --            --       1,099,449           --             --                      --
                                      -----------   -----------   -----------    -----------    -----------             -----------
Balance at June 30, 1995 ..........         8,484     8,007,476     9,014,804        (61,618)          --                  (412,064)

FFW CORPORATION
CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS'  EQUITY YEARS ENDED JUNE 30,
1996, 1995 AND 1994 (Continued)
===================================================================================================================================

                                       Unearned
                                      Management                                 Total
                                      Retention          Treasury            Shareholders'
                                     Plan Shares          Stock                  Equity
                                     -----------         --------            -------------
Balance at June 30, 1993 .......   $   (317,810)    $      --                 $ 14,272,804

Cash dividends declared on
  common stock - $.41 per share            --              --                     (332,259)
12,079 shares committed to be
  released under the Employee
  Stock Ownership Plan (ESOP) ..           --              --                      103,939
Amortization of MRP
  contribution .................        173,931            --                      173,931
Purchase 72,650 shares of
  treasury stock ...............           --        (1,008,836)                (1,008,836)
Unrealized loss on equity
  investments ..................           --              --                     (122,608)
Net income for the year ended
  June 30, 1994 ................           --              --                    1,347,749
                                   ------------    ------------               ------------
Balance at June 30, 1994 .......       (143,879)     (1,008,836)                14,434,720

Net unrealized depreciation on
  securities available for sale,
  net of tax of $0, upon
  adoption of SFAS No. 115 on
  July 1, 1994 .................           --              --                         --
Cash dividends declared on
  common stock-- $.45 per share            --              --                     (348,249)
8,558 shares committed to be
  released under the ESOP ......           --              --                      123,497
Amortization of MRP
  contribution .................         87,201            --                       87,201
Issuance of 3,396 shares of
  common stock due to exercise
  of stock options .............           --              --                       33,960
Net change in unrealized
  depreciation on securities
  available for sale, net of
  tax of $0 ....................           --              --                       60,990
Net income for the year ended
  June 30, 1995 ................           --              --                    1,099,449
                                   ------------    ------------               ------------
Balance at June 30, 1995 .......        (56,678)     (1,008,836)                15,491,568

FFW CORPORATION
CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS'  EQUITY YEARS ENDED JUNE 30,
1996, 1995 AND 1994 (Continued)
===================================================================================================================================

                                                                                Net Unrealized
                                                                                 Appreciation                            Unearned
                                                                                (Depreciation)    Unrealized             Employee
                                                     Additional                  on Securities      Loss on                Stock
                                          Common      Paid-in      Retained       Available for      Equity              Ownership
                                           Stock      Capital       Earnings    Sale, Net of Tax   Investments          Plan Shares
                                           -----      -------       --------    ----------------   -----------          -----------

Cash dividends declared on
  common stock --
  $.51 per share                             --            --        (382,075)           --            --                      --
8,558 shares committed to be
  released under the ESOP                    --          73,100          --              --            --                   80,875
Amortization of MRP
  contribution                               --            --            --              --            --                      --
Purchase 69,882 shares of
  treasury stock                             --            --            --              --            --                      --
Issuance of 5,196 shares of
  common stock due to exercise
  of stock options                           52          51,908          --              --            --                      --
Net change in unrealized
  depreciation on securities
  available for sale, net of
  tax of ($69,436)                           --          --              --         (141,665)          --                      --
Net income for year ended
  June 30, 1996                              --          --         1,586,181           --             --                      --
                                      -----------   -----------   -----------    -----------    -----------             -----------
Balance at June 30, 1996                   $8,536    $8,132,484   $10,218,910      $(203,283)         $--                 $(331,189)
                                           ======    ==========   ===========      =========          =                   =========

FFW CORPORATION
CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS'  EQUITY YEARS ENDED JUNE 30,
1996, 1995 AND 1994 (Continued)
===================================================================================================================================

                                       Unearned
                                      Management                                 Total
                                      Retention          Treasury            Shareholders'
                                     Plan Shares          Stock                  Equity
                                     -----------          -----                  ------
Cash dividends declared on
  common stock --
  $.51 per share                      --                  --                     (382,075)
8,558 shares committed to be
  released under the ESOP             --                  --                      153,975
Amortization of MRP
  contribution                      43,599                --                       43,599
Purchase 69,882 shares of
  treasury stock                      --             (1,345,400)               (1,345,400)
Issuance of 5,196 shares of
  common stock due to exercise
  of stock options                    --                  --                       51,960
Net change in unrealized
  depreciation on securities
  available for sale, net of
  tax of ($69,436)                    --                  --                     (141,665)
Net income for year ended
  June 30, 1996                       --                  --                    1,586,181
                                  --------          -----------               -----------
Balance at June 30, 1996          $(13,079)         $(2,354,236)              $15,458,143
                                  ========          ===========               ===========

The accompanying notes are an integral part of these consolidated financial statements.

FFW CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1996, 1995 AND 1994
============================================================================================================================

                                                                                  1996             1995             1994
                                                                             ------------      -----------       -----------
Cash flows from operating activities
  Net income                                                                 $  1,586,181     $  1,099,449     $  1,347,749
  Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and amortization, net of accretion                             114,705          167,316          175,796
      Provision for loan losses                                                    95,153           33,718           24,000
      Net realized gains from sales/calls of interest-earning assets             (145,818)          (8,939)        (230,193)
      Net unrealized (gains) losses on loans held for sale                            639          (18,106)          61,475
      Unrealized loss on mortgage-backed security                                      --          318,900               --
      Net (gains) losses on sales of real estate owned,
        repossessed assets and fixed assets                                        48,514          (13,711)         (14,110)
      Originations of loans held for sale                                      (6,913,224)      (1,282,630)      (9,185,516)
      Proceeds from sales of loans held for sale                                6,789,253        2,410,566        8,303,234
      ESOP expense                                                                153,975          123,497          103,939
      Amortization of MRP contribution                                             43,599           87,201          173,931
      Net change in accrued interest receivable                                  (129,935)         (87,890)        (143,121)
      Net change in other assets                                                   (7,367)        (215,679)        (286,222)
      Net change in accrued interest payable, accrued
        expenses and other liabilities                                            147,485           57,374         (199,352)
                                                                             ------------      -----------       -----------
          Total adjustments                                                       196,979        1,571,617       (1,216,139)
                                                                             ------------      -----------       -----------
            Net cash provided by operating activities                           1,783,160        2,671,066          131,610

Cash flows from investing activities
  Net change in interest-bearing deposits
     in other financial institutions                                               16,336               --          396,000
  Proceeds from:
    Sales/calls of securities available for sale                                1,595,398           95,000               --
    Calls of securities held to maturity                                          500,000          500,693               --
    Sales/calls of investment securities                                               --               --        2,532,503
    Maturities of securities available for sale                                 3,252,000               --               --
    Maturities of securities held to maturity                                     300,000          880,000               --
    Maturities of investment securities                                                --               --          130,000
  Purchase of:
    Securities available for sale                                              (7,161,658)        (538,600)              --
    Securities held to maturity                                                (5,000,000)              --               --
    Investment securities                                                              --               --       (6,721,830)
    Mortgage-backed securities                                                         --               --      (16,502,846)
    Federal Home Loan Bank stock                                                  (57,200)      (1,040,500)        (756,200)
  Principal collected on mortgage-backed securities                               770,030          629,778          882,918
  Net change in loans receivable                                               (8,150,023)     (14,820,746)      (9,580,989)
  Net purchases of premises and equipment                                        (453,024)         (95,178)        (150,328)
  Proceeds from sales of other real estate and repossessed assets                 113,735          145,763          172,636
                                                                             ------------      -----------       ----------
      Net cash used in investing activities                                   (14,274,406)     (14,243,790)     (29,598,136)

FFW CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED JUNE 30, 1996, 1995 AND 1994
============================================================================================================================

                                                                                  1996             1995             1994
                                                                             ------------      -----------       -----------





Cash flows from financing activities
  Net change in deposits                                                        6,560,253        3,888,457        6,830,507
  Proceeds from short-term borrowings                                          27,300,000       41,800,000       23,490,000
  Payment on short-term borrowings                                            (30,800,000)     (21,990,000)              --
  Proceeds from exercise of stock options                                          51,960           33,960               --
  Purchase of treasury stock                                                   (1,345,400)              --       (1,008,836)
  Cash dividends paid                                                            (382,075)        (348,249)        (332,259)
                                                                             ------------      -----------       ----------
Net cash provided by financing activities                                       1,384,738       23,384,168       28,978,412
                                                                             ------------      -----------       ----------
Net change in cash and cash equivalents                                       (11,106,508)      11,811,444         (487,114)
Cash and cash equivalents at beginning of period                               13,894,715        2,083,271        2,570,385
                                                                             ------------      -----------       ----------
Cash and cash equivalents at end of period                                   $  2,788,207     $ 13,894,715     $  2,083,271
                                                                             ============     ============     ============

Supplemental disclosures of cash flow information
  Cash paid during the period for
    Interest                                                                 $  6,795,414     $  5,550,238     $  3,765,358
    Income taxes                                                                  620,238          519,000          787,000

Supplemental schedule of noncash investing activities Transfer from:
    Investment securities to securities available for sale                   $         --     $  3,975,931     $         --
    Investment securities to securities held to maturity                               --       12,453,807               --

    Securities held to maturity to securities available for sale               15,194,732               --               --

The accompanying notes are an integral part of these consolidated financial statements.

FFW CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1996, 1995 AND 1994
===============================================================================


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include FFW Corporation (the Company), and its wholly-owned subsidiaries, First Federal Savings Bank of Wabash (the Bank) and FirstFed Financial of Wabash, Incorporated. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is the origination of commercial and residential real estate loans in Wabash County and the surrounding areas. Loans secured by real estate mortgages comprise approximately 68% of the loan portfolio at June 30, 1996.

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans, the carrying value of loans held for sale, the accrued liability for deferred compensation, the realization of deferred tax assets, and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash and Cash Equivalents: For reporting cash flows, cash and cash equivalents include cash on hand and due from financial institutions. Net cash flows are reported for customer loan and deposit transactions.

Securities: On July 1, 1994, Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities was adopted. Securities are classified as securities held to maturity, securities available for sale and trading securities. Securities held to maturity are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Securities available for sale are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Securities available for sale are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Adoption of SFAS No. 115 on July 1, 1994 had no effect on shareholders' equity.

The Financial Accounting Standards Board ("FASB") issued a guide to Implementation of SFAS No. 115. As permitted by the Guide, on December 31, 1995, the Company made a one-time reassessment and transferred securities from securities held to maturity to securities available for sale. At the transfer date, these securities had an amortized cost of $15,194,732. The transfer increased the unrealized appreciation on securities available for sale by $244,331 and shareholders' equity by $140,490, net of tax of $103,841.

Security sale gains and losses are determined using the specific identification of amortized cost. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

LOANS HELD FOR SALE: Mortgage loans intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

LOANS: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at principal balances adjusted for charge-offs, the allowance for loan losses, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

Premiums or discounts on mortgage loans are amortized to income on the level yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

ALLOWANCE  FOR LOAN  LOSSES:  Because  some loans may not be repaid in full,  an allowance  for loan  losses  is  recorded.  The  allowance  for loan  losses  is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur.

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended, was adopted effective July 1, 1995 and requires recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported in the provision for loan losses. The effect of adopting these standards was not material.

Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. Smaller-balance homogeneous loans such as residential first mortgage loans, are evaluated for impairment in total. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past due asset disclosures.

FORECLOSED REAL ESTATE: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs.

INCOME TAXES: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings, furniture, fixtures and equipment are carried at cost less accumulated depreciation and amortization computed principally by using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years.

EMPLOYEE STOCK OWNERSHIP PLAN: Effective July 1, 1994, the Company accounted for its employee stock ownership plan (ESOP) under AICPA Statement of Position (SOP) 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented as a reduction of shareholders' equity. Compensation expense is based on the market price of the shares committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is adjusted to additional paid-in capital. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

ESOP shares are outstanding for earnings per share calculations as they are committed to be released; unearned shares are not considered outstanding.

Prior to the adoption of SOP 93-6, the ESOP expense was limited to the principal repayment on the loan and the earnings per share calculation included as outstanding all 59,150 ESOP shares.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 13.

EARNINGS PER SHARE: Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents which would arise from considering dilutive stock options. The weighted average number of shares for calculating earnings per common share is:

                                           1996            1995            1994
                                         -------         -------         -------
Primary ........................         744,422         753,141         834,290
Fully diluted ..................         746,072         758,541         835,174

RECLASSIFICATIONS: Certain amounts in the 1995 and 1994 financial statements were reclassified to conform with the 1996 presentation.

NOTE 2 - SECURITIES

Information for securities available for sale is as follows:

                                                                                     June 30, 1996
                                                          -----------------------------------------------------------------
                                                            Amortized        Unrealized       Unrealized           Fair
                                                              Cost              Gains           Losses             Value
                                                          ------------        ----------      -----------       -----------
Debt securities
  U.S. Government and agencies                             $ 6,000,000         $     --        $ (87,300)       $ 5,912,700
  Mortgage backed                                           18,732,095          389,423         (581,392)        18,540,126
  States and political subdivisions                          8,222,856          174,894          (65,640)         8,332,110
  Other                                                        558,873            6,671              (32)           565,512
                                                           -----------         --------        ---------        -----------
                                                            33,513,824          570,988         (734,364)        33,350,448
Marketable equity securities                                 7,325,279            6,250         (115,593)         7,215,936
                                                           -----------         --------        ---------        -----------
                                                           $40,839,103         $577,238        $(849,957)       $40,566,384
                                                           ===========         ========        =========        ===========

                                                                                     June 30, 1995
                                                          -----------------------------------------------------------------
                                                            Amortized        Unrealized       Unrealized           Fair
                                                              Cost              Gains           Losses             Value
                                                          ------------        ----------      -----------       -----------
Debt securities
Marketable equity securities                               $ 4,542,139         $ 28,192        $ (89,810)       $ 4,480,521
                                                           ===========         ========        =========        ===========

Information for securities held to maturity is:

                                                                                     June 30, 1995
                                                          -----------------------------------------------------------------
                                                            Amortized        Unrealized       Unrealized           Fair
                                                              Cost              Gains           Losses             Value
                                                          ------------        ----------      -----------       -----------
Debt securities
   U.S. Government and agencies                            $ 1,500,000         $  1,500        $ (10,500)       $ 1,491,000
   Mortgage backed                                          19,489,202          695,438          (34,640)        20,150,000
   States and political subdivisions                         8,859,629          196,541         (109,170)         8,947,000
   Other                                                       653,678           10,012           (1,690)           662,000
                                                           -----------         --------        ---------        -----------
                                                           $30,502,509         $903,491        $(156,000)       $31,250,000
                                                           ===========         ========        =========        ===========



Amortized cost and fair value of debt securities by contractual maturity is shown below. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations.


                                                             June 30, 1996
                                                     ---------------------------
                                                       Amortized         Fair
                                                         Cost            Value
                                                     -----------     -----------
Due in one year or less ........................     $ 1,607,149     $ 1,601,337
Due after one year through five years ..........      10,021,600       9,957,039
Due after five years through ten years .........       2,802,763       2,869,024
Due after ten years ............................         350,217         382,922
                                                     -----------     -----------
                                                      14,781,729      14,810,322
Mortgage-backed securities .....................      18,732,095      18,540,126
                                                     -----------     -----------
                                                     $33,513,824     $33,350,448
                                                     ===========     ===========

For the year ended June 30, 1996, proceeds from calls of securities held to maturity were $500,000 and gains were $410. Proceeds from sales of securities available for sale were $1,595,398 during the year ended June 30, 1996 and gross gains were $59,279.

For the year ended June 30, 1995, proceeds from calls of securities held to maturity were $500,693 and net gains were $692. Proceeds from sales of securities available for sale were $95,000 during the year ended June 30, 1995 and there were no gains or losses.

For the year ended June 30, 1994, proceeds from calls of investment securities were $2,532,503 and net gains were $20,023. There were no sales of investment securities during the year ended June 30, 1994.

The June 30, 1995 balance of mortgage-backed securities held to maturity was reduced $318,900 to reflect an other than temporary decline in the fair value of a security. Collateral for this security was multi-family mortgage obligations primarily located in Southern California. The decline in the fair value of the security was due to increased delinquency of the underlying loans, a decline in the cash reserve fund and losses incurred on foreclosed real estate. The writedown is reflected as a loss in the June 30, 1995 statement of income. The security was transferred to available for sale on December 31, 1995 as discussed in Note 1. No adjustment to the unrealized loss occurred during 1996.

NOTE 3 - LOANS RECEIVABLE, NET

Loans receivable as of June 30 are summarized as follows:

                                                       1996             1995
                                                 -------------    -------------
Mortgage loans (principally conventional)
   Principal
     Secured by one-to-four family residences    $  60,732,222    $  60,352,633
     Secured by other properties .............       7,217,530        6,547,002
     Construction loans ......................       2,676,300        1,406,300
                                                 -------------    -------------
                                                    70,626,052       68,305,935

   Less
     Undisbursed portion of construction loans      (1,547,942)        (370,873)
     Net deferred loan origination fees ......         (92,459)        (102,067)
                                                 -------------    -------------
       Total mortgage loans ..................      68,985,651       67,832,995

Consumer and other loans
   Principal
     Automobile ..............................      18,463,701       12,405,411
     Manufactured home .......................         481,283          615,689
     Home equity and improvement .............       4,624,052        4,487,384
     Commercial ..............................       4,377,767        4,530,557
     Other ...................................       3,809,415        2,842,890
                                                 -------------    -------------
                                                    31,756,218       24,881,931
   Net deferred loan origination costs .......         340,983          243,396
                                                 -------------    -------------
     Total consumer and other loans ..........      32,097,201       25,125,327

Less allowance for loan losses ...............        (553,440)        (483,780)
                                                 -------------    -------------
                                                 $ 100,529,412    $  92,474,542
                                                 =============    =============


Activity in the allowance for loan losses for the years ended June 30 is summarized as follows:

                                          1996            1995            1994
                                          ----            ----            ----
Beginning balance ..............      $ 483,780       $ 485,225       $ 476,546
Provision for loan losses ......         95,153          33,718          24,000
Charge-offs ....................        (79,520)        (46,777)        (74,913)
Recoveries .....................         54,027          11,614          59,592
                                      ---------       ---------       ---------
Ending balance .................      $ 553,440       $ 483,780       $ 485,225
                                      =========       =========       =========

At June 30, 1996, no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered impaired loans as of, or for the year ended, June 30, 1996.

Nonaccrual loans with interest recognition reduced were $65,000, $104,000 and $18,000 at June 30, 1996, 1995 and 1994, respectively.

NOTE 4 - LOAN SERVICING

Mortgage loans serviced for others are not included in the balance sheets. Unpaid principal balances at June 30 are as follows:

                                                     1996               1995
                                                     ----               ----
Mortgage loans serviced for FHLMC ..........      $20,154,358       $15,561,404
                                                  ===========       ===========

Custodial escrow balances maintained for this loan servicing were approximately $32,000 and $24,000 at June 30, 1996 and 1995.

NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 are as follows:

                                                      1996               1995
                                                  -----------       -----------
Land .......................................      $   210,657       $   210,657
Buildings ..................................        1,753,154         1,432,037
Furniture, fixtures and equipment ..........          436,391           411,632
                                                  -----------       -----------
                                                    2,400,202         2,054,326
Less accumulated depreciation ..............         (708,769)         (664,654)
                                                  -----------       -----------
                                                  $ 1,691,433       $ 1,389,672
                                                  ===========       ===========

NOTE 6 - DEPOSITS

Short-term jumbo certificates of deposit of $100,000 or more totalled $5,952,000 and $3,665,000 at June 30, 1996 and 1995.

At June 30, 1996, scheduled maturities of certificates of deposit were as follows, for the years ended June 30:

             1997                                            $21,380,420
             1998                                              8,808,874
             1999                                              5,579,619
             2000                                              5,153,200
             2001 and thereafter                               2,437,321
                                                             -----------
                                                             $43,357,434
                                                             ===========

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

At June 30,  1996,  advances  from the  Federal  Home Loan Bank of  Indianapolis
(FHLB) (with fixed and variable rates ranging from 5.26% to 7.94%) mature in the year ending June 30 as follows:

            1997                                             $21,500,000
            1998                                               3,800,000
            1999                                              13,000,000
            2000                                               1,000,000
            2001                                                 500,000
            Thereafter                                         2,000,000
                                                             -----------
                                                             $41,800,000
                                                             ===========

FHLB advances are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency, and mortgage-backed securities. At June 30, 1996, collateral of approximately $86,000,000 is pledged to the FHLB to secure advances outstanding.

NOTE 8 - EMPLOYEE BENEFITS

EMPLOYEE PENSION PLAN: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. The plan is administered by the Financial Institutions Retirement Fund. Because the plan is a multi-employer plan, there is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company. As of July 1, 1995, the latest actuarial valuation, total plan assets exceeded the actuarially determined value of total vested benefits. The plan reached its full funding limitation for Internal Revenue Code purposes and a full contribution was not required. As a result, other than administrative expenses, there was no pension expense for the years ended June 30, 1996, 1995 and 1994.

401(K) PLAN: A retirement savings 401(k) plan covers all full time employees who are 21 or older and have completed one year of service. Participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of the participants' compensation. Expenses were $20,000, $19,000 and $18,000 in 1996, 1995 and 1994.

MANAGEMENT RECOGNITION AND RETENTION PLANS: The Management Recognition and Retention Plans (MRP) provide directors, officers and other key employees of the Company with a proprietary interest in the Company to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in shares of common stock awarded at a rate of 25% per year commencing April 1, 1993. In 1993 the Bank contributed funds to the MRP to enable the Plans to acquire 32,335 shares of common stock at an average price of $12.94 per share. Expense of $44,000, $87,000 and $174,000 was recorded for these Plans for the years ended June 30, 1996, 1995 and 1994.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP): In conjunction with the stock conversion, the Company established an ESOP. Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate. The ESOP borrowed $591,500 from the Company to purchase 59,150 shares of the common stock issued in the conversion at $10 per share. Collateral for the 7% loan is the unearned shares of common stock purchased by the ESOP with the loan proceeds. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over seven years. Shares purchased by the ESOP are held in suspense until allocated among participants as the loan is repaid. ESOP expense of $154,000, $123,000 and $104,000 was recorded for the years ended June 30, 1996, 1995 and 1994. Contributions to the ESOP were $54,000, $108,000 and $152,000 during the years ended June 30, 1996, 1995 and 1994. Dividends on unearned shares are used to reduce the accrued interest and principal amount of the ESOP's loan payable to the Company.

Contributions to the ESOP and shares released from suspense proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits are 100% vested after five years of credited service including credit for years of service prior to July 1, 1992. Prior to the five years of credited service, a participant who terminates employment for reasons other than death, normal retirement, or disability does not receive any ESOP benefit. Forfeitures are reallocated among remaining participating employees, in the same proportion as contributions. Benefits are payable in stock or cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

ESOP participants receive distributions from their ESOP accounts only upon termination of service.

For the years ended June 30, 1996 and 1995, 8,558 shares with a average fair value of $17.99 and $14.43 per share, were committed to be released.

The ESOP shares as of June 30 are:

                                                   1996        1995       1994
                                                --------   --------   --------
Allocated .....................................   29,195     20,637     12,079
Unearned ......................................   29,955     38,513     47,071
                                                --------   --------   --------
Total shares ..................................   59,150     59,150     59,150
                                                ========   ========   ========
Fair value of unearned shares at June 30 ...... $576,634   $673,976   $647,226
                                                ========   ========   ========

STOCK OPTION PLAN: The 1992 Stock Option and Incentive Plan (the "Plan") was adopted in conjunction with the stock conversion. The options authorized under the Plan are 10% or 84,500 shares of common stock. Officers, directors and employees of the Company and its subsidiaries are eligible to participate. The option exercise price is at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year.

A summary of transactions for the plans follows:

                                                                 Effective Price
                                                                    Per Share
                                                                    at Dates
                                     Available       Options       Exercised or
                                     For Grant     Outstanding       Granted
                                     ---------     -----------       -------
Balance June 30, 1993 .............   16,058         68,442

Balance June 30, 1994 .............   16,058         68,442
Exercised .........................     --           (3,396)        $   10.00
                                      ------         ------
Balance June 30, 1995 .............   16,058         65,046
Exercised .........................     --           (5,196)        $   10.00
                                      ------         ------
Balance June 30, 1996 .............   16,058         59,850
                                      ======         ======

NOTE 9 - INCOME TAXES

The Company and the Bank file a consolidated federal income tax return. The Bank is allowed a bad debt deduction of 8% of taxable income or on a specified experience formula. The percentage-of-taxable-income method was used for tax returns filed for June 30, 1995 and 1994 and is anticipated for June 30, 1996.


Income tax expense for the years ended June 30 is:

                                        1996            1995             1994
                                     ---------       ---------        ---------
Federal
  Current ....................       $ 466,577       $ 368,125        $ 348,152
  Deferred ...................          65,482         (67,817)         (14,142)
                                     ---------       ---------        ---------
                                       532,059         300,308          334,010
State
  Current ....................         189,930         161,163          146,000
  Deferred ...................           4,002         (26,851)         (11,800)
                                     ---------       ---------        ---------
                                       193,932         134,312          134,200
                                     ---------       ---------        ---------
Income tax expense ...........       $ 725,991       $ 434,620        $ 468,210
                                     =========       =========        =========

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% on income before income taxes as follows:

                                                    1996         1995         1994
                                                 ---------    ---------    ---------
Income taxes at 34% statutory rate ...........   $ 786,138    $ 521,583    $ 617,426
Tax effect of:
   Tax-exempt income .........................    (170,230)    (204,338)    (198,784)
   State tax, net of federal income tax effect     127,995       88,645       88,572
   Other .....................................     (17,912)      28,730      (39,004)
                                                 ---------    ---------    ---------
     Total income tax expense ................   $ 725,991    $ 434,620    $ 468,210
                                                 =========    =========    =========

Components of the net deferred tax asset as of June 30, 1996 are:

                                                                     1996         1995
                                                                 ---------    ---------
Deferred tax assets:
  Bad debts ..................................................   $ 104,737    $ 108,847
  Deferred compensation ......................................      60,312       47,606
  Management retention plan expense ..........................      16,863       42,805
  Securities writedown .......................................     135,533      135,533
  Net unrealized depreciation on securities available for sale     115,906       24,647
  Other ......................................................       1,068        1,141
                                                                 ---------    ---------
                                                                   434,419      360,579
Deferred tax liabilities
  Accretion ..................................................     (60,534)     (57,610)
  Net deferred loan costs ....................................    (105,623)     (60,065)
  Other ......................................................     (24,253)     (20,670)
                                                                 ---------    ---------
                                                                  (190,410)    (138,345)
Valuation allowance ..........................................     (46,470)     (24,647)
                                                                 ---------    ---------
Net deferred tax asset .......................................   $ 197,539    $ 197,587
                                                                 =========    =========

A valuation allowance is established for the tax effect of net unrealized depreciation on marketable equity securities available for sale. It increased $24,647 in 1995 and $21,823 in 1996.

Retained earnings at June 30, 1996 and 1995 includes approximately $1,156,000 for which no deferred federal income tax liability has been recorded which represents bad debt deductions for tax purposes only. Reduction of amounts so allocated for other than tax bad debt losses or adjustments from carryback of net operating losses would create tax return income which would be taxed at current income tax rates. The unrecorded deferred income tax liability on the above amount was $393,000 at June 30, 1996 and 1995.

NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory or discretionary actions by regulators that could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific quantitative capital guidelines using the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's requirements are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Regulations require the Bank to maintain minimum amounts and ratios (set forth below)of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of June 30, 1996, that the Bank meets the capital adequacy requirements.

The following reconciles the Bank's capital under generally accepted accounting principles (GAAP) to regulatory capital.

                                                   Tangible  Leverage Risk-Based
                                                   Capital   Capital    Capital
                                                   -------   -------    -------
                                                      (Dollars in thousands)

GAAP capital at June 30, 1996 .................... $11,607    $11,607    $11,607
Additional capital items
   Net unrealized depreciation on securities
     available for sale ..........................     168        168        168
   Allowance for loan losses .....................    --         --          553
                                                   -------    -------    -------
Regulatory capital at June 30, 1996 .............. $11,775    $11,775    $12,328
                                                   =======    =======    =======

GAAP capital at June 30, 1995 .................... $10,104    $10,104    $10,104
Additional capital items
   Net unrealized depreciation on securities
     available for sale ..........................      67         67         67
   Allowance for loan losses .....................    --         --          484
                                                   -------    -------    -------
Regulatory capital at June 30, 1995 .............. $10,171    $10,171    $10,655
                                                   =======    =======    =======

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                Requirement
                                                                                                To Be Well
                                                                          Requirement        Capitalized Under
                                                                          For Capital        Prompt Corrective
                                                   Actual              Adequacy Purposes     Action Provisions
                                            -------------------       ------------------     -----------------
                                            Amount        Ratio       Amount     Ratio       Amount     Ratio
                                            ------        -----       ------     -----       ------     -----
                                                                      (Dollars in thousands)
As of June 30, 1996
 Tangible Capital ......................    $11,775       8.00%      $ 2,208     1.50%      $ 4,416     3.00%
 Leverage Capital ......................    $11,775       8.00%      $ 4,416     3.00%      $ 8,832     6.00%
 Risk-Based Capital ....................    $12,328      15.20%      $ 6,488     8.00%      $ 8,110    10.00%

As of June 30, 1995
 Tangible Capital ......................    $10,171       7.14%      $ 2,137     1.50%      $ 4,282     3.00%
 Leverage Capital ......................    $10,171       7.14%      $ 4,282     3.00%      $ 8,564     6.00%
 Risk-Based Capital ....................    $10,655      14.95%      $ 5,700     8.00%      $ 7,125    10.00%

Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its net income to date during the year plus one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the year. Accordingly, at June 30, 1996 approximately $2,900,000 of the Bank's retained earnings is available for distribution to the Company.

NOTE 11 - SALES/CALLS OF INTEREST-EARNING ASSETS

Net realized gains or losses from sales/calls of interest-earning assets for the years ended June 30 are:

                                                     1996        1995      1994
                                                  --------   --------   --------
Net gains - sales of first mortgage loans .....   $ 86,129   $  8,247   $210,170
Net gains - sales and calls of securities .....     59,689        692     20,023
                                                  --------   --------   --------
                                                  $145,818   $  8,939   $230,193
                                                  ========   ========   ========

NOTE 12 - OTHER NONINTEREST INCOME AND EXPENSES

Other noninterest income and expenses for the years ended June 30 are:

                                                    1996       1995       1994
                                                  --------   --------   --------
Other noninterest income
   Commission income ..........................   $106,710   $103,827   $144,045
   Service charges and fees ...................    267,664    221,352    188,340
   Late charges ...............................     53,622     42,668     42,499
   Other ......................................     54,976     69,217     77,391
                                                  --------   --------   --------
                                                  $482,972   $437,064   $452,275
                                                  ========   ========   ========
Other noninterest expenses
   Advertising and promotion ..................   $ 71,189   $ 61,032   $ 58,374
   Correspondent bank charges .................    140,533    124,278    113,938
   Data processing expense ....................    231,322    208,980    182,296
   Insurance expense ..........................     48,784     45,179     34,915
   Professional fees ..........................     52,254     57,769     71,015
   Printing, postage, stationery and supplies .    140,971    131,185    121,808
   Other ......................................    182,983    177,454    172,627
                                                  --------   --------   --------
                                                  $868,036   $805,877   $754,973
                                                  ========   ========   ========

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30, 1996 are:

                                      Fixed          Variable
                                      Rate             Rate            Total
                                      ----             ----            -----
Mortgage loans ..............     $  405,750       $  729,688       $1,135,438
                                  ==========       ==========       ==========

Commitments for unused lines and letters of credit total $4,868,841 at June 30, 1996.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES (Continued)

Fixed rate loan commitments and lines of credit at June 30, 1996 are at current rates, ranging primarily from 8.125% to 9.25% for loans and 21.00% for lines of credit, and are primarily for terms ranging from one to twenty years.

Variable rate loan commitments, lines of credit and letters of credit at June 30, 1996 are at current rates ranging from 7.75% to 9.25% for loans, 9.25% to 21.00% for lines of credit, and primarily at the national prime rate of interest plus 100 to 200 basis points for letters of credit.

Since commitments to make loans and to fund lines of credit and loans in process may expire without being used, the amount does not necessarily represent future cash commitments. In addition, commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The maximum exposure to credit loss by nonperformance by the other party is the contractual amount of these instruments. The same credit policy is used to make such commitments as is used for those loans.

Under an employment agreement with one of its officers, certain events leading to separation from the Company could result in a cash payment of $312,000.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan under consideration by the Congress would provide a one-time assessment of .65% to .90% of all SAIF deposits. It is unclear whether the recapitalization plan will be implemented. Based on the Bank's deposits at June 30, 1996 a one-time assessment at 87.5 basis points would be approximately $809,000.

NOTE 14 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Real  estate  and  consumer  loans,   including  automobile,   home  equity  and
improvement, mobile home and other consumer loans are granted primarily in Wabash and Kosciusko counties. Loans secured by one to four family residential real estate mortgages are 60% of the loan portfolio. The Company is also involved in selling loans and servicing these loans for secondary market agencies.

The policy for collateral on mortgage loans allows borrowings up to 95% of the appraised value of the property as established by appraisers approved by the Company's Board of Directors, if private mortgage insurance is obtained to reduce the Company's exposure to or below the 80% loan-to-value level. Loan-to-value percentages and documentation guidelines are designed to protect the Company's interest in the collateral as well as to comply with guidelines for sale in the secondary market.

NOTE 15 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

Balance-- June 30, 1995 ................................         $ 552,098
  New loans ............................................             8,000
  Repayments ...........................................           (67,625)
  Other changes ........................................            67,331
                                                                 ---------
Balance-- June 30, 1996 ................................         $ 559,804
                                                                 =========

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

NOTE 16 - PARENT COMPANY FINANCIAL STATEMENT

Presented below are condensed financial statements for the parent company, FFW Corporation.

                            CONDENSED BALANCE SHEETS
                             June 30, 1996 and 1995
                                                                       1996            1995
ASSETS
Cash and cash equivalents ...................................   $     19,521    $     68,017
Interest-bearing deposits in other financial institutions ...        173,664            --
Investment in Bank subsidiaries .............................     11,606,817      10,104,334
Investment in non-bank subsidiary ...........................        135,630         125,898
Securities available for sale ...............................      3,137,101       2,262,380
Securities held to maturity .................................           --         2,472,556
Loans receivable from ESOP ..................................        331,189         412,064
Other assets ................................................         65,943          55,103
                                                                ------------    ------------
     Total assets ...........................................   $ 15,469,865    $ 15,500,352
                                                                ============    ============
LIABILITIES
Accrued expenses and other liabilities ......................   $     11,722    $      8,784

SHAREHOLDERS' EQUITY
Common stock ................................................          8,536           8,484
Additional paid-in capital ..................................      8,132,484       8,007,476
Retained earnings - substantially restricted ................     10,218,910       9,014,804
Net unrealized depreciation on securities available for sale,
net of tax benefit of $69,436 in 1996 and $-0- in 1995 ......       (203,283)        (61,618)
Unearned Employees Stock Ownership Plan shares ..............       (331,189)       (412,064)
Unearned Management Retention Plan shares ...................        (13,079)        (56,678)
Treasury stock, at cost .....................................     (2,354,236)     (1,008,836)
                                                                ------------    ------------
     Total shareholders' equity .............................     15,458,143      15,491,568
                                                                ------------    ------------
     Total liabilities and shareholders' equity .............   $ 15,469,865    $ 15,500,352
                                                                ============    ============

                         CONDENSED STATEMENTS OF INCOME
                For the years ended June 30, 1996, 1995 and 1994

                                                                    1996           1995           1994
Interest income ............................................   $   223,511    $   245,291    $   215,496
Dividends from subsidiary banks ............................          --             --        2,800,000
Net realized gains on sales of securities available for sale        59,279           --             --
Other income ...............................................         1,175           --             --
                                                               -----------    -----------    -----------
                                                                   283,965        245,291      3,015,496
Operating expense ..........................................       121,779        132,754        120,168
                                                               -----------    -----------    -----------
Income before income taxes  and equity in
  undistributed income of subsidiaries .....................       162,186        112,537      2,895,328

(Distributions in excess of) equity in undistributed
   income of subsidiaries
     Bank ..................................................     1,406,430        963,525     (1,572,844)
     Non-bank ..............................................         9,732          8,507         26,916
                                                               -----------    -----------    -----------
Income before income tax ...................................     1,578,348      1,084,569      1,349,400
Income tax expense (benefit) ...............................        (7,833)       (14,880)         1,651
                                                               -----------    -----------    -----------
Net income .................................................   $ 1,586,181    $ 1,099,449    $ 1,347,749
                                                               ===========    ===========    ===========

                            CONDENSED STATEMENTS OF CASH FLOWS
                     For the years ended June 30, 1996, 1995 and 1994

                                                              1996           1995           1994
                                                         -----------    -----------    -----------
Cash flows from operating activities
  Net income .........................................   $ 1,586,181    $ 1,099,449    $ 1,347,749
  Adjustments to reconcile net income to net
     cash provided by operating activities
      Distributions in excess of (equity in
        undistributed) income of subsidiaries
          Bank subsidiary ............................    (1,406,430)      (963,525)     1,572,844

          Non-bank subsidiary ........................        (9,732)        (8,507)       (26,916)
  Other ..............................................       (37,098)       113,948        (47,917)
                                                         -----------    -----------    -----------
      Net cash from operating activities .............       132,921        241,365      2,845,760

Cash flows from investing activities
  Net change in interest-bearing deposits
    in other financial institutions ..................      (173,664)          --             --
  Proceeds from sales of securities available for sale     1,595,398         80,000           --
  Calls of investment securities .....................          --             --        1,314,000
  Maturities of securities held to maturity ..........        70,000        335,000           --
  Purchase of securities available for sale ..........       (78,511)      (419,811)          --
  Investment securities ..............................          --             --       (3,030,612)
  Repayments on loan receivable from ESOP ............        80,875         75,497        103,939
                                                         -----------    -----------    -----------
    Net cash from investing activities ...............     1,494,098         70,686     (1,612,673)

Cash flows from financing activities
  Proceeds from exercise of stock options ............        51,960         33,960           --
  Purchase of treasury stock .........................    (1,345,400)          --       (1,008,836)
  Cash dividends paid ................................      (382,075)      (348,249)      (332,259)
                                                         -----------    -----------    -----------
    Net cash from financing activities ...............    (1,675,515)      (314,289)    (1,341,095)
                                                         -----------    -----------    -----------
Net change in cash and cash equivalents ..............       (48,496)        (2,238)      (108,008)

Cash and cash equivalents at beginning of period .....        68,017         70,255        178,263
                                                         -----------    -----------    -----------
Cash and cash equivalents at end of period ...........   $    19,521    $    68,017    $    70,255
                                                         ===========    ===========    ===========

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 10).

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows estimated fair values and related carrying amounts of the Company's financial instruments at June 30, 1996. Items which are not financial instruments are not included.

                                                                   1996
                                                           --------------------
                                                           Carrying    Estimated
                                                            Amount    Fair Value
                                                           --------   ----------
                                                               (In thousands)
Cash and cash equivalents ...............................    2,788       2,788
Interest-bearing deposits in other financial institutions      363         363
Securities available for sale ...........................   40,566      40,566
Loans held for sale .....................................      423         423
Loans receivable, net ...................................  100,529     100,982
FHLB Stock ..............................................    2,398       2,398
Accrued interest receivable .............................    1,103       1,103
Noninterest-bearing demand deposit ......................   (3,264)     (3,264)
Savings, NOW and MMDA deposits ..........................  (45,869)    (45,869)
Other time deposits .....................................  (43,357)    (43,826)
Federal Home Loan Bank advances .........................  (41,800)    (41,625)
Accrued interest payable ................................     (150)       (150)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 1996. The estimated fair value for cash and cash equivalents, interest-bearing deposits in other financial institutions, FHLB stock, accrued interest receivable, noninterest-bearing demand deposits, savings, NOW and MMDA deposits and accrued interest payable is considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale is based on the price offered in the secondary market on June 30, 1996 for loans having similar rates and maturities. The estimated fair value for loans receivable, net is based on estimates of the rate the Bank would charge for similar loans at June 30, 1996 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for other time deposits as well as Federal Home Loan Bank advances is based on estimates of the rate the Bank would pay on such liabilities at June 30, 1996, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 1996 should not necessarily be considered to apply to subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill and similar items.

NOTE 18 - IMPACT OF NEW ACCOUNTING STANDARDS

Several new accounting standards have been issued by the FASB that will apply for the year ending June 30, 1997. SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires a review of long-term assets for impairment of recorded value and resulting write-downs if the value is impaired. SFAS No. 122, Accounting for Mortgage Servicing Rights, requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, entities to use a "fair value based method" to account for stock-based compensation plans and requires disclosure of the pro forma effect on net income and on earnings per share had the accounting been adopted. SFAS No. 125, Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122, and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increased obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996, and early or retroactive application is not permitted. These statements are not expected to have a material effect on the Company's consolidated financial position or results of operations.

Shareholder Information
===============================================================================


Stock Listing Information

First Federal Savings Bank of Wabash converted from a mutual to a stock savings bank effective April 1, 1993, and formed FFW Corporation to act as its holding company. FFW Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) Small-Cap Market under the symbol "FFWC".

Stock Price Information

As of September 7, 1996 there were approximately 416 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low bid prices and dividends paid per share of common stock over the last two year period. The stock price information was provided by the NASD, Inc.

             Quarter                                       Dividend
              Ended                   High        Low      Declared
              -----                   ----        ---      --------

         September 30, 1994         $15.25      $13.75      $.11
         December 31, 1994           15.25       13.25       .11
         March 31, 1995              17.00       14.00       .11
         June 30, 1995               18.50       16.50       .12
         September 30, 1995          18.75       17.50       .12
         December 31, 1995           19.75       17.25       .12
         March 31, 1996              19.75       18.00       .12
         June 30, 1996               20.25       16.50       .15

Dividends

FFW declared and paid dividends of $.51 per share for fiscal year 1996. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW, tax considerations, industry standards, economic conditions, general business practices and other factors. FFW's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, First Federal Savings Bank of Wabash (the "Bank"), which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Note 10 of the Notes to Consolidated Financial Statements for a discussion of regulations governing the Bank's ability to pay dividends.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 P.M., October 22, 1996 at the executive office of FFW Corporation located at:

    1205 N. Cass Street
    Wabash, Indiana 46992

Shareholders are welcome to attend.

Annual Report on Form 10-K and
Investor Information

A copy of FFW Corporation's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by writing:

  Charles E. Redman, C.P.A.
  Chief Financial and
    Accounting Officer
  FFW Corporation
  1205 N. Cass Street
  Wabash, Indiana 46992

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

  Registrar and Transfer Company
  10 Commerce Drive
  Cranford, New Jersey 07016

Investor Information

Shareholders, investors, and analysts interested in additional information may contact Charles E. Redman, C.P.A., Chief Financial and Accounting Officer, FFW Corporation.

Corporate Office
FFW Corporation
1205 N. Cass Street
Wabash, Indiana 46992
(219) 563-3185

Special Counsel
Silver, Freedman & Taff, L.L.P.
1100 New York Ave., N.W.
Washington, D.C. 20006

Independent Auditor
Crowe, Chizek and Company LLP
330 E. Jefferson Blvd.
South Bend, Indiana 46624