Form 10KSB, Exhibit 13
period 1997-06-30
FFW CORP
filed 1997-09-29
CIK 895401

Exhibit 13
                        Annual Report to Security Holders

FFW Corporation

Contents

President's Message                          1

Selected Consolidated
Financial Statements                         2

Management's
Discussion and
Analysis of Financial
Condition and Results
of Operations                                4

Report of
Independent Auditors'                       14

Consolidated
Balance Sheets
June 30, 1997 and 1996                      15

Consolidated Statements
of Income
Years Ended June 30, 1997, 1996 and 1995    16

Consolidated Statements
of Shareholders' Equity
Years Ended June 30, 1997, 1996 and 1995    17

Consolidated Statements
of Cash Flows
Years Ended June 30, 1997, 1996 and 1995    18

Notes to Consolidated

Financial Statements                        20

Directors and
Executive Officers                          36

Shareholder
Information                   Inside Back Cover

President's Message









Dear Shareholder:

It is a pleasure to report to you that FFW Corporation and its subsidiary, First Federal Savings Bank, has completed another successful year. Total assets of the corporation at fiscal year end June 30, 1997, exceeded $180 million, an increase of 19.7% from the previous year. Net income decreased slightly from the prior year to $1.3 million as a result of the one time special assessment to the Savings Association Insurance Fund (SAIF) of $556,000. Without the SAIF assessment, net income would have been approximately $1.7 million.

During the fiscal year 1997, First Federal hired a Commercial Loan Officer and developed a Commercial Lending Department that will provide additional lending and deposit services to our market area. The acquisition of an NBD Bank branch in South Whitley, Indiana, took place in the last quarter of the fiscal year. As a result, our deposit base was increased by $17.1 million and our market area was expanded to an adjacent county. This new market will provide increased activity for our hometown banking services, including the mortgage, consumer and commercial loan portfolios.

The board of directors, officers, and employees will continue to explore all opportunities that will enhance shareholder value. To that end, the board has consistently increased dividend payments. The board has also authorized the repurchase of FFW Corporation stock because it considers the purchase of the stock to be an excellent investment.

With all of the success of FFW Corporation, it is important to acknowledge and recognize the tireless efforts of all the employees and officers. To our valued customers, who are vital to our growth, profitability and success, we thank you for your continued support. We look forward to the ensuing year and will make every effort to justify your continued confidence and support.

                                           Sincerely,



                                           /s/Nicholas M. George
                                           ---------------------
                                           NICHOLAS M. GEORGE
                                           President and Chief Executive Officer

                                                           Selected Consolidated Financial Information
                                                                            June 30,
---------------------------------------------------------------------------------------------------------------------------
                                               1997           1996            1995          1994           1993
---------------------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands)
Selected Financial Condition Data:
Total assets                                  $180,055       $150,467       $147,293       $122,480       $92,197
Loans receivable, net                          114,159        100,529         92,475         77,688        68,192
Loans held for sale, net                            --            423            214          1,315           223
Mortgage-backed securities                      18,862         18,540         19,489         20,423         4,803
Securities                                      21,588         22,026         15,494         17,730        13,076
Deposits                                       116,118         92,490         85,930         82,041        75,211
Total borrowings                                44,800         41,800         45,300         25,490         2,000
Stockholders' equity                            17,141         15,458         15,492         14,435        14,273

                                                                       Year Ended June 30,
---------------------------------------------------------------------------------------------------------------------------
                                               1997           1996            1995          1994           1993
---------------------------------------------------------------------------------------------------------------------------
                                                            (In Thousands, except for per share data)
Selected Operations Data:
Total interest income                         $ 12,224       $ 11,164        $ 9,409        $ 7,236       $ 6,741
Total interest expense                           7,246          6,799          5,630          3,770         3,693
---------------------------------------------------------------------------------------------------------------------------
Net interest income                              4,978          4,365          3,779          3,466         3,048
Provision for loan losses                          120             95             34             24           149
---------------------------------------------------------------------------------------------------------------------------
      Net interest income after
        provision for loan losses                4,858          4,270          3,745          3,442         2,899
---------------------------------------------------------------------------------------------------------------------------
Net realized gains on sales/calls
 of interest-earning assets                         45            146              9            230           147
Net unrealized gains (losses) on
  loans held for sale                                1             (1)            18            (61)           --
Unrealized loss on mortgage-
  backed security                                   --             --           (319)            --            --
Other noninterest income                           628            483            437            452           401
Noninterest expense                             (3,583)        (2,586)        (2,356)        (2,247)       (1,885)
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                       1,949          2,312          1,534          1,816         1,562
Income tax expense                                (605)          (726)          (435)          (468)         (547)
---------------------------------------------------------------------------------------------------------------------------
Net income                                     $ 1,344        $ 1,586        $ 1,099        $ 1,348       $ 1,015
===========================================================================================================================

Earnings per Common and Common
Equivalent Shares:
Primary                                          $1.93          $2.13          $1.46          $1.62         $ .36 (1)
Fully diluted                                    $1.92          $2.13          $1.45          $1.61         $ .36 (1)
Dividends declared and paid
  per common share                               $ .63          $ .51          $ .45          $ .41         $ .10 (1)
Dividend payout ratio                            32.64%         24.09%         31.67%         24.65%        24.03%

(1) Subsequent to conversion of First Federal Savings Bank to stock form, effective April 1, 1993.


Selected Consolidated Financial Information (continued)
                                                                       Year Ended June 30,
---------------------------------------------------------------------------------------------------------------------------
                                                 1997           1996           1995           1994          1993
---------------------------------------------------------------------------------------------------------------------------
Other Data:
Interest rate spread information:
Average during period                            2.69%          2.45%          2.36%         2.74%          3.09%
End of period                                    2.82           2.67           2.30          2.60           3.14
Net interest margin(1)                           3.25           3.06           2.99          3.45           3.63
Average interest-earning assets to
  average interest-bearing liabilities           1.12x          1.13x          1.14x         1.19x          1.12x
Non-performing assets (2) to total
  assets at end of period                         .16            .06            .09           .08            .24
Equity-to-total assets (end of period)           9.52          10.27          10.52         11.79          15.48
Return on assets (ratio of net income
  to average total assets)                        .85           1.09            .85          1.31           1.19
Return on equity (ratio of net income
  to average equity)                             8.41           9.89           7.62          9.26           9.86
Equity-to-assets ratio (ratio of average
  equity to average total assets)               10.11          11.02          11.15         14.15          12.04
Number of full-service offices                      4              3              3             3              3

(1) Net interest income divided by average interest-earning assets.
(2) Includes non-accruing loans, accruing loans delinquent more than 90 days and foreclosed assets.

                                       3

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

The Company is significantly affected by prevailing economic conditions as well as federal regulations concerning financial institutions and monetary and fiscal policies. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within the institution's market. In addition, growth of deposit balances is influenced by the perceptions of customers regarding the stability of the financial services industry. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan repayments, borrowings, sales and maturities of securities available for sale and funds provided from operations.

Financial Condition

The Company's total assets increased from $150.5 million at June 30, 1996 to $180.1 million at June 30, 1997, an increase of $29.6 million, or 19.7%. This increase was funded by an increase in deposits of $23.6 million, primarily resulting from the acquisition of an NBD Bank branch in South Whitley, Indiana, and an increase in advances outstanding from Federal Home Loan Bank of Indianapolis (FHLB) of $3.0 million. A portion of these funds, along with cash on hand, were used to originate loans, resulting in an increase in net loans of $13.6 million. An additional $500,000 was invested in FNMA preferred stock and an increase in short-term interest-bearing deposits at FHLB of $13.6 million.

Total securities available for sale decreased from $40.6 million at June 30, 1996 to $40.4 million at June 30, 1997. During fiscal 1997, state and municipal securities decreased from $8.3 million at June 30, 1996 to $7.4 million at June 30, 1997 due to maturities and calls during the course of the year. During fiscal 1997, management continued to diversify the investment portfolio by investing $500,000 in a 5 year non-callable FNMA preferred stock, of which the dividends are 70% excluded for tax purposes.

Mortgage-backed securities increased from $18.5 million at June 30, 1996 to $18.9 million at June 30, 1997. This increase was comprised of market appreciation, which exceeded repayments and amortization and accretion. The privately issued mortgage-backed security which was downgraded three times in fiscal 1995 by various nationally recognized rating agencies, has continued to make principal and interest payments. Management believes, based on the indicated current market value of this security, that the valuation allowance of $318,900 is sufficient and no additional loss allocation is required. The establishment of this allowance in fiscal year 1995 was the result of an other than temporary decline in the market value of the security which is secured by multi-family loans primarily located in Southern California. The decline in market value was the result of the weakened economy in Southern California, rising delinquencies and larger than anticipated loan losses in the loan pool. The actual loss to the Company over the life of this investment is not known at this time, and no predictions can be made as to whether any additional losses will be incurred as a result of this investment.

On December 31, 1995, the Company reclassified it's entire investment portfolio of debt and mortgage-backed securities to available for sale from held to maturity. The Company has net unrealized appreciation of $502,183, net of tax at June 30, 1997 for securities available for sale.

Net loans increased $13.6 million, or 13.6%, from $100.5 million at June 30, 1996 to $114.2 million at June 30, 1997. The increase in the loan portfolio was comprised primarily of automobile loans and mortgage loans which increased $ 4.2 million and $4.1 million, respectively, during fiscal 1997. The loan portfolio is comprised primarily of first mortgage loans secured by one- to four-family residential real estate located in the Company's market area. At June 30, 1997, first mortgage loans secured by one-to four-family real estate comprise $64.9 million, or 56.6% of the loan portfolio. The Company also had $6.4 million of commercial and multi-family real estate loans and $3.0 million of construction loans. The consumer loan portfolio included $22.6 million of automobile loans, $7.0 million of home equity and improvement loans, $6.8 million in commercial business loans and $4.8 million in other consumer loans at June 30, 1997.

Total deposits increased $23.6 million, or 25.5%, from $92.5 million at June 30, 1996 to $116.1 million at June 30, 1997. During fiscal 1997, passbook and checking accounts increased $7.1 million, or 14.5%, and certificates of deposit increased $16.5 million, or 38.0%. This increase in deposits was primarily due to the purchase of an NBD Bank branch in South Whitley, Indiana, on June 13, 1997. The acquisition of the South Whitley branch added $17.1 million to our deposit base. Assuming interest rates remain at present levels during the next fiscal year, management anticipates that deposits will continue to increase above current levels. As a result, management will try to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than across the board increases for all deposit products. If deposit growth lags behind loan demand, then an increase in FHLB advances may be necessary to fund the Company's lending and investment activities during fiscal 1998.

Total shareholders' equity increased $1.7 million to $17.1 million at June 30, 1997. The increase primarily resulted from net income of $1.3 million, $705,000 change in unrealized appreciation of securities available for sale, net of tax and $232,000 for the release of ESOP shares, which were offset by the repurchase of stock totaling $330,000 and dividends paid of $443,000.

Results Of Operations

Comparison of Years Ended June 30, 1997 and June 30, 1996

General. Net income for the year ended June 30, 1997 was $1.3 million, a decrease of $243,000 compared to net income for the year ended June 30, 1996. The decrease was primarily the result of an increase of $1.0 million in noninterest expense, which was partially offset by an increase of $613,000 in net interest income and a decrease in income taxes of $120,000. Further details of the changes in these items are discussed below.

Net Interest Income. Net interest income increased $613,000, or 14.0%, from $4.4 million to $5.0 million for the year ended June 30, 1997. The increase in net interest income was due to an increase of $1.1 million in interest income, partially offset by an increase of $447,000 in interest expense. The increase in net interest income was primarily a result of an increase in average interest-earning assets exceeding the increase in average interest-bearing liabilities and an improvement in net interest margin as discussed below.

Interest income increased $1.1 million, or 9.5%, for fiscal 1997 compared to fiscal 1996 primarily due to an increase in the average balance of loans and investments. These increases exceeded the increases in the interest-bearing liabilities for the same period. To a lesser extent the increase in interest income resulted from an increase in the average rate on earning assets to 7.98% in fiscal 1997 from 7.83% in fiscal 1996.

Interest expense increased $447,000, or 6.6%, for fiscal 1997 compared to fiscal 1996 due to an increase in the average balance of certificates of deposit and FHLB advances outstanding, partially offset by a decrease in the average rate on interest-bearing liabilities to 5.29% in fiscal 1997 from 5.38% in fiscal 1996. Management plans to continue using FHLB advances to fund loan growth if there is not sufficient deposit growth.

Provision for Loan Losses. The provision for loan losses increased $25,000 from $95,000 in fiscal 1996 to $120,000 in fiscal 1997. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic and regulatory conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies which can order the establishment of additional general or specific allowances.

Noninterest Income. Noninterest income increased from $628,000 in fiscal 1996 to $674,000 in fiscal 1997. This increase of $46,000 was primarily the result of increases of $48,000, $63,000 and $34,000 in commission income, service charges and other income, respectively. These increases were offset by decreases of $43,000 and $58,000 in gains on sale of loans and gains on sale of securities, respectively. Management intends to continue to sell newly originated fixed-rate mortgage loans with maturities greater than 15 years. The loans to be sold are classified as held for sale at the date of origination. Management continues to price these loans based on rates offered by a government agency which purchases these products in the secondary market.

Noninterest Expense. Noninterest expense increased from $2.6 million in fiscal 1996 to $3.6 million in fiscal 1997. This increase of $1.0 million, or 38.5%, was primarily the result of increases in SAIF deposit insurance premium of $489,000, other expense of $133,000, and salaries and employee benefits of $277,000. The increase in SAIF deposit insurance premiums was related to the one time assessment of $556,000 paid out in November 1996. The increase in salaries and employee benefits was primarily the result of increases in staff for a commercial loan department, and additional employees related to our new branch in South Whitley and normal salary increases. The increase in other expense was primarily due to costs related to the branch acquisition, and start up costs for our commercial loan department.

Income Tax Expense. Income tax expense was $606,000 in fiscal 1997 compared to $726,000 in fiscal 1996, a decrease of $120,000, or 16.6%. Income taxes decreased primarily as a result of the tax effect of lower income before income taxes resulting primarily from the one time SAIF assessment.

Comparison of Years Ended June 30, 1996 and June 30, 1995

General. Net income for the year ended June 30, 1996 was $1.6 million, an increase of $487,000 compared to net income for the year ended June 30, 1995. The increase was primarily the result of a $587,000 increase in net interest income and an increase of $483,000 in noninterest income. These increases were offset by increases in income taxes of $291,000 and an increase in noninterest expense of $230,000. Further details of the changes in these items are discussed below.

Net Interest Income. Net interest income increased $587,000, or 15.5%, from $3.8 million to $4.4 million for the year ended June 30, 1996. The increase in net interest income was due to an increase of $1.8 million in interest income, partially offset by an increase of $1.2 million in interest expense. The increase in net interest income was primarily a result of an increase in average interest-earning assets exceeding the increase in average interest-bearing liabilities and an improvement in net interest margin as discussed below.

Interest income increased $1.8 million, or 18.7%, for fiscal 1996 compared to fiscal 1995 primarily due to an increase in the average balance of loans and investments. These increases exceeded the increases in the interest-bearing liabilities for the same period. To a lessor extent the increase in interest income resulted from an increase in the average rate on earning assets to 7.83% in fiscal 1996 from 7.43% in fiscal 1995.

Interest expense increased $1.2 million, or 20.8%, for fiscal 1996 compared to fiscal 1995 due to an increase in the average balance of certificates of deposit and FHLB advances outstanding, and an increase in the average rate on interest-bearing liabilities to 5.38% in fiscal 1996 from 5.07% in fiscal 1995.

Provision for Loan Losses. The provision for loan losses increased $61,000 from $34,000 in fiscal 1995 to $95,000 in fiscal 1996. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses.

Noninterest Income. Noninterest income increased from $145,000 in fiscal 1995 to $628,000 in fiscal 1996. This increase of $483,000 was primarily the result of the impact on fiscal 1995 of an unrealized loss on a mortgage-backed security of $319,000. In addition, there was an increase of $118,000 in net realized and unrealized gains on loans and securities sold or held for sale.

Noninterest Expense. Noninterest expense increased from $2.4 million in fiscal 1995 to $2.6 million in fiscal 1996. This increase of $230,000, or 9.8%, was primarily the result of increases in occupancy and equipment expenses of $70,000, and salaries and employee benefits of $82,000. The increase in salaries and employee benefits was primarily the result of increases in staff and normal salary increases. The increase in occupancy and equipment expense was related to our new office in Syracuse, which replaced an existing office at the same location.

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

At June 30, 1997, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $12.9 million representing a positive cumulative one-year gap ratio of 7.15% of total assets. This assumes non-interest bearing demand deposit accounts do not reprice. If interest rates increase, the Company may be forced to reprice interest-bearing deposits such as money market, NOW, and passbook accounts in advance of the Federal Home Loan Bank of Indianapolis assumptions, and as a result, a negative gap may occur.

The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. There were no loans held for sale at June 30, 1997. The Company retains the servicing on loans sold in the secondary market and, at June 30, 1997, $21.4 million in such loans were being serviced for others.

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

The following table illustrates the assumed maturities and repricing mechanisms of the major asset and liability categories of the Company as of June 30, 1997. Maturity and repricing dates have been projected by applying the assumptions set forth below to contractual maturity and repricing dates. The information is based on certain repricing and other assumptions which are set forth below the table and which are different than historical experience. Classifications of such items are different from those presented in other schedules and financial statements included herein.

                                                                       Maturing or Repricing
                                                   Within One Year
---------------------------------------------------------------------------------------------------------------------------

                                                                 181 Days
                                        90 Days       91-180      to One       Over        Over       Over
                                        or Less        Days        Year       1-3 Yrs     3-5 Yrs     5 Yrs         TOTAL
---------------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in Thousands)
Fixed-rate 1-4 family (including
   mortgage-backed securities),
   commercial real estate and
  construction loans                    $   864(1)    $ 1,021     $ 1,659    $  6,145    $ 9,575      $18,225      $37,489(1)
Adjustable-rate 1-4 family
   (including mortgage-backed
   securities), commercial real
   estate and construction loans          3,959           551      33,996       2,737     20,272           37       61,552
Non-mortgage loans                        6,426         1,730       3,583      16,251      6,562           --       34,552
Investment securities
  and other                              25,845           255         315       8,749      2,130        2,191       39,485
---------------------------------------------------------------------------------------------------------------------------
   Total interest-earnings
     assets                              37,094         3,557      39,553      33,882     38,539       20,453      173,078
---------------------------------------------------------------------------------------------------------------------------
Deposits/escrows/
  borrowings                             39,447         3,081      24,797      56,168     12,825       24,737      161,055
---------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing
     liabilities                         39,447         3,081      24,797      56,168     12,825       24,737      161,055
---------------------------------------------------------------------------------------------------------------------------
Interest-rate sensitivity Gap
  (interest-earning assets less
  interest-bearing liabilities)         $(2,353)      $   476     $14,756    $(22,286)   $25,714     $ (4,284)     $12,023
===========================================================================================================================
Difference as a percent of
  total interest-earning assets           (1.36)%        .28%        8.53%     (12.88)%    14.86%       (2.48)%6.95%
Cumulative interest-rate
  sensitivity gap                       $(2,353)      $(1,877)    $12,879     $(9,407)   $16,307      $12,023      $12,023
Cumulative interest-rate
  sensitivity gap as a
  percentage of total assets              (1.31)%      (1.04)%       7.15%      (5.22)%     9.06%        6.68%6.68%
Cumulative interest-rate
  sensitivity gap as a
  percentage of total interest-
  earning assets                          (1.36)%      (1.08)%       7.45%      (5.43)%     9.43%        6.95%6.95%

(1) There were no loans held for sale on June 30, 1997

In preparing the table above, it has been assumed, consistent with the assumptions used by the FHLB at June 30, 1997 in assessing the interest rate sensitivity of thrift institutions, that: (i) adjustable rate first mortgage loans on one-to four-family residences will prepay at the rate of 22% per year;
(ii) first mortgage loans on residential properties of five or more units and non-residential properties will prepay at the rate of 15% per year; (iii) fixed rate first mortgage loans on one-to four-family residences with terms to maturity of 5 years or less will prepay at a rate of 8.22% per maturity classification; (iv) second mortgage loans on one-to four-family residences will prepay at a rate of 26% per maturity classification (v) non-mortgage loans and investments will not prepay; and (vi) fixed rate first mortgage loans on one-to four-family residences with terms to maturity of more than 5 years will prepay annually as follows:

                        Annual
                      Loan Rate                             Prepayment Rate
                      ---------                             ---------------
                   Less than 8.0%                                 8.2%
                   8.0% to 8.99%                                  9.1%
                   9.0% to 9.99%                                 12.2%
                   10.0% to 10.99%                               19.7%
                   11.0% or more                                 30.1%

In addition, it is assumed that interest rates do not change, that fixed maturity deposits are not withdrawn prior to maturity, and that other deposits are withdrawn or reprice as follows:

                                                          Annual Percentage Rate
---------------------------------------------------------------------------------------------------------------------------
                                 1 Year        More Than       More Than       More Than       More Than
                                 or Less       1-3 Years       3-5 Years      5-10 Years       10 Years
---------------------------------------------------------------------------------------------------------------------------
Accounts :
Interest-bearing
  transaction                     37.0%          33.8%            9.1%            12.2%           7.9%
Money market                      79.0           11.0             5.2              4.0            0.8
Passbook savings                  17.0           25.8            16.8             21.4           19.0
Non-interest bearing
  transaction                     10.0           17.1            13.8             24.2           34.9

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

                                                              Year Ended June 30
---------------------------------------------------------------------------------------------------------------------------
                             Average      1997   Yield/    Average    1996    Yield/   Average    1995    Yield/
                             Balance    Interest  Rate     Balance  Interest   Rate    Balance  Interest   Rate
---------------------------------------------------------------------------------------------------------------------------
                                                              (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)        $107,082   $ 9,197   8.59%   $ 97,473  $ 8,287    8.50% $  85,870   $6,863   7.99%
  Securities(2)                24,248     1,475   6.08      20,730    1,238    5.97     17,399      952   5.47
  Mortgage-backed
    securities                 18,781     1,445   7.69      19,432    1,425    7.33     20,098    1,453   7.23
  Interest-bearing
    deposits in other
    financial institutions      3,112       107   3.44       4,911      214    4.36      3,188      141   4.42
---------------------------------------------------------------------------------------------------------------------------
Total interest-earning
  assets.                     153,223    12,224   7.98%    142,546   11,164    7.83%   126,555    9,409   7.43%
  Other assets                  4,895                        2,959                       2,739
---------------------------------------------------------------------------------------------------------------------------
Total assets                 $158,118                     $145,505                    $129,294
===========================================================================================================================
Interest-bearing liabilities:
  Money market
    accounts                    $ 298       $ 8   2.68%       $295       $7    2.37%      $477      $12   2.52%
  NOW accounts                  4,242        84   1.98       3,926       78    1.99      3,908       78   2.00
  Passbook savings
    accounts                   40,982     1,772   4.32      41,682    1,841    4.42     43,793    1,802   4.11
  Certificates
    of deposit                 49,907     2,914   5.84      41,155    2,446    5.94     32,914    1,889   5.74
  FHLB advances                41,470     2,468   5.95      39,296    2,427    6.18     29,994    1,850   6.17
---------------------------------------------------------------------------------------------------------------------------
Total interest-
  bearing liabilities         136,899     7,246   5.29%    126,354    6,799    5.38%   111,086    5,631   5.07%
  Other liabilities             5,238                        3,115                       3,786
---------------------------------------------------------------------------------------------------------------------------
Total liabilities             142,137                      129,469                     114,872
Shareholders' liabilities      15,981                       16,036                      14,422
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity       $158,118                     $145,505                    $129,294
===========================================================================================================================
Net interest income/
  interest rate spread                   $4,978   2.69%              $4,365    2.45%             $3,778   2.36%
===========================================================================================================================

Net interest margin (3)                           3.25%                        3.06%                      2.99%
===========================================================================================================================
(1) Average outstanding balances include  non-accruing loans.  Interest on loans receivable  includes fees.  The inclusion of nonaccrual  loans and fees does not have material  effect on either the average  outstanding  balance or the average yield.
(2)  Yields reflected have not been computed on a tax equivalent basis.
(3)  Net interest income divided by average interest earning assets.

                                                                            At June 30
---------------------------------------------------------------------------------------------------------------------------
                                                               1997            1996             1995
---------------------------------------------------------------------------------------------------------------------------
Weighted average yield on:
     Loans receivable (1)                                      8.72%            8.57%            8.38%
     Securities (2)                                            6.10             5.96             5.38
     Mortgage-backed securities                                7.79             7.14             7.13
     Interest-bearing deposits in other
       financial institutions                                  6.27             4.83             6.31
     Combined weighted average yield
       on interest-earning assets                              8.05             7.89             7.76

Weighted average rate paid on:
     Money market accounts                                     2.60             2.42             2.43
     NOW accounts                                              1.96             1.99             2.00
     Passbook savings accounts                                 4.23             4.29             4.41
     Certificates of deposit                                   5.78             5.74             5.92
     FHLB advances                                             5.94             5.92             6.33
     Combined weighted average rate paid
       on interest-bearing liabilities                         5.23             5.22             5.46
     Spread                                                    2.82             2.67             2.30

(1)  Includes impact of non-accruing loans and loan fees.
(2)  Yields reflected have not been computed on a tax equivalent basis.

Rate/Volume Analysis

The following schedule presents the dollar amount of change in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                 Year Ended June 30,
---------------------------------------------------------------------------------------------------------------------------
                                                 1997 vs. 1996                      1996 vs. 1995
---------------------------------------------------------------------------------------------------------------------------
                                              Increase                           Increase
                                             (Decrease)           Total         (Decrease)        Total
                                               Due to           Increase          Due to        Increase
                                        Volume        Rate     (Decrease)    Volume     Rate   (Decrease)
---------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
     Loans receivable(1)                 $ 825       $  85      $  910      $  968      $ 456      $1,424
     Securities                            214          23         237         194         92         286
     Mortgage-backed securities            (49)         69          20         (49)        21         (28)
     Interest-bearings deposits in
       other financial institutions        (68)        (39)       (107)         75         (2)         73
---------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets            $ 922       $ 138      $1,060      $1,188      $ 567      $1,755
===========================================================================================================================

Interest-bearing liabilities:
     Money market accounts                $ --          $1          $1         $(4)       $(1)        $(5)
     NOW accounts                            6          --           6          --         --          --
     Passbook savings accounts             (31)        (38)        (69)        (89)       128          39
     Certificates of deposit               512         (44)        468         488         69         557
     FHLB advances                         131         (90)         41         575          2         577
---------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities       $ 618       $(171)     $  447      $  970      $ 198      $1,168
===========================================================================================================================

Net interest income                                             $  613                             $  587
===========================================================================================================================


(1) Includes the impact of non-accruing loans and loan fees.

Asset Quality

Total non-performing assets increased to $281,000 at June 30, 1997 compared to $92,000 at June 30, 1996. The ratio of non-performing assets to total assets at June 30, 1997 was .16% compared to .06% at June 30, 1996. Included in non-performing assets at June 30, 1997 were sixteen consumer loans totaling $248,000. Repossessed assets totaled $33,000 at June 30, 1997.

In addition to the non-performing assets listed above, as of June 30, 1997 and 1996, there was $1.5 and $1.4 million, respectively in net loans designated by the Bank as "of concern" due to management's doubts as to the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 1997, $802,000 of loans were classified as special mention, $899,000 as substandard, $82,000 as doubtful, and none as loss. As of June 30, 1996, $713,000 were classified as special mention, $691,000 as substandard, $47,000 as doubtful, and none as loss.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, borrowings, principal and interest payments on loans and mortgage-backed securities and sales and maturities of securities available for sale. While maturities of securities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulations at 5%, of which 1% must be comprised of short-term investments (i.e. generally with a term of less than one year). At June 30, 1997, the Bank's liquidity ratio was 15.16%, of which 9.04% was comprised of short-term investments.

Year Ended June 30, 1997. During the year ended June 30, 1997 there was a net increase of $14.3 million in cash and cash equivalents. A major source of cash during the year was an increase in deposits of $23.6 million of which $17.1 million was the result of the acquisition of the NBD Bank branch in South Whitley, Indiana on June 13, 1997. In addition, proceeds from sales of loans held for sale provided $3.7 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash included funding an increase of $13.6 million in the loan portfolio, $500,000 in FNMA preferred stock and originations of $3.2 million of loans to be sold in the secondary market.

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

Major uses of cash during the year which offset the sources of cash included funding an increase of $8.1 million in the loan portfolio, purchasing $5.0 million in a callable FHLB bond, $4.0 million in FNMA preferred stock and originations of $6.9 million of loans to be sold in the secondary market.

Year Ended June 30, 1995. During the year ended June 30, 1995, there was a net increase of $11.8 in cash and cash equivalents. A major source of cash during the year included the $19.8 million net increase in advances from the FHLB.
Proceeds from the sale of mortgage loans provided $2.4 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years originated for sale in the secondary market to manage interest rate risk. Additional sources of funds included a $3.9 million increase in deposits.

Major uses of cash during the year which offset the sources of cash included funding an increase of $14.8 million in the loan portfolio, purchasing $1.0 million in FHLB stock and origination of $1.3 million of loans to be sold in the secondary market.

Borrowings may be used as a source of funds to offset reductions in other sources of funds such as deposits and to assist in asset/liability management. Management believes that a diversified blend of borrowings from the FHLB offer flexibility and are an important tool to be used in the balanced growth of the Company. As such, borrowings outstanding at June 30, 1997 consist of advances from the FHLB totaling $44.8 million. Also, the Company had commitments to fund loan originations and unused lines of credit with borrowers of $7.6 million at June 30, 1997. In the opinion of management, the Company has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

Pursuant to federal law, thrift institutions must meet a 1.5% tangible capital requirement, a 3% core capital requirement and an 8% total risk-based capital to risk weighted assets requirement. At June 30, 1997, the Bank exceeded all fully phased in capital requirements. Tangible and core capital totaled $11.6 million, or 6.6% of adjusted total assets (as defined by regulation) and risk-based capital totaled $12.1 million, or 12.7% of risk-weighted assets (as defined by regulation). See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding capital requirements applicable to the Bank.

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

Impact of New Accounting Standards

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the consolidated financial statements.

Also, in March 1997, the accounting requirements for calculating earnings per share were revised by SFAS No. 128, "Earnings Per Share". Basic earnings per share for the quarter ending December 31, 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As the Company has dilution from stock options, the new calculation methods will increase basic earnings per share over what otherwise would have been reported as primary earnings per share, while there will be little effect on fully diluted earnings per share.

In June 1997, the Financial Accounting Standards Board "FASB" issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This Statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the results of operations or financial condition of the Company.

In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the results of operations or financial condition of the Company.

Report of Independent Auditors









Board of Directors
FFW Corporation
Wabash, Indiana



We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.







                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                Crowe, Chizek and Company LLP



South Bend, Indiana
August 7, 1997

Consolidated Balance Sheets
June 30, 1997 and 1996
                                                                             1997               1996
---------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and due from financial institutions                                $ 1,620,716       $   861,553
   Interest-bearing deposits in other financial
     institutions - short-term                                              15,499,898         1,926,654
---------------------------------------------------------------------------------------------------------------------------
            Total cash and cash equivalents                                 17,120,614         2,788,207
   Interest-bearing deposits in other financial
     institutions -  long term (cost approximates market)                            --           362,664
   Securities available for sale                                            40,449,698        40,566,384
   Loans held for sale, net of unrealized
     losses of $639 in 1996                                                         --           423,361
   Loans receivable, net of allowance for loan losses
     of $571,751 in 1997 and $553,440 in 1996                              114,158,745       100,529,412
   Federal Home Loan Bank Stock, at cost                                     2,397,600         2,397,600
   Accrued interest receivable                                               1,123,623         1,102,611
   Premises and equipment, net                                               1,926,910         1,691,433
   Investment in limited partnership                                           749,952                --
   Other assets                                                              2,128,339           605,233
---------------------------------------------------------------------------------------------------------------------------
            Total assets                                                  $180,055,481      $150,466,905
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Liabilities
   Deposits
      Noninterest-bearing demand deposits                                   $5,751,478      $  3,263,982
      Savings, NOW and MMDA deposits                                        50,529,826        45,868,695
      Other time deposits                                                   59,837,170        43,357,434
---------------------------------------------------------------------------------------------------------------------------
         Total deposits                                                    116,118,474        92,490,111
   Federal Home Loan Bank advances                                          44,800,000        41,800,000
   Obligation relative to limited partnership                                  712,500                --
   Accrued interest payable                                                    157,521           150,492
   Accrued expenses and other liabilities                                    1,125,700           568,159
---------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                 162,914,195       135,008,762

Shareholders' equity
   Preferred stock, $.01 par value; 500,000 shares
     authorized; none issued and outstanding                                         --                 --
   Common stock, $.01 par value; 2,000,000 shares
     authorized; shares issued: 869,766 - 1997
     and 853,592 - 1996; shares outstanding:
     711,234 - 1997 and 711,060 - 1996                                           8,698             8,536
   Additional paid-in capital                                                8,439,565         8,132,484
   Retained earnings  substantially restricted                              11,119,378        10,218,910
   Net unrealized appreciation (depreciation)
     on securities available for sale, net of tax of
     $405,385 in 1997 and ($69,436) in 1996                                    502,183          (203,283)
   Unearned Employee Stock Ownership Plan shares                              (244,553)         (331,189)
   Unearned Management Retention Plan shares                                        --           (13,079)
   Treasury stock, 158,532 and 142,532 common shares,
     at cost at June 30, 1997 and 1996, respectively                        (2,683,985)       (2,354,236)
---------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                         17,141,286        15,458,143
---------------------------------------------------------------------------------------------------------------------------

            Total liabilities and shareholders' equity                    $180,055,481      $150,466,905
---------------------------------------------------------------------------------------------------------------------------

                  The   accompanying   notes  are  an  integral  part  of  these
consolidated financial statements.

Consolidated Statements of Income
Years ended June 30, 1997, 1996 and 1995
                                                               1997             1996             1995
---------------------------------------------------------------------------------------------------------------------------
Interest and dividend income
   Loans receivable, including fees                         $ 9,197,093      $ 8,287,276     $ 6,862,790
   Taxable securities                                         2,465,026        2,118,899       1,844,604
   Nontaxable securities                                        455,056          544,165         560,674
   Other                                                        106,640          213,832         140,645
---------------------------------------------------------------------------------------------------------------------------
      Total interest and dividend income                     12,223,815       11,164,172       9,408,713

Interest expense
   Deposits                                                   4,777,282        4,371,748       3,780,381
   Federal Home Loan Bank advances                            2,468,441        2,427,205       1,849,920
---------------------------------------------------------------------------------------------------------------------------
         Total interest expense                               7,245,723        6,798,953       5,630,301
---------------------------------------------------------------------------------------------------------------------------

Net interest income                                           4,978,092        4,365,219       3,778,412

Provision for loan losses                                       120,000           95,153          33,718
---------------------------------------------------------------------------------------------------------------------------

Net interest income after provision for
  loan losses                                                 4,858,092        4,270,066       3,744,694


Noninterest income
   Net realized gains on sales/calls
     of securities available for sale                             2,024           59,779             692
   Net realized gains on sales of loans
     held for sale                                               43,341           86,039           8,247
   Unrealized loss on mortgage-backed security                       --               --        (318,900)
   Net unrealized gains (losses) on loans
     held for sale                                                  639             (639)         18,106
   Commission income                                            154,213          106,710         103,827
   Service charges and fees                                     331,057          267,664         221,352
   Other income                                                 142,835          108,598         111,885
---------------------------------------------------------------------------------------------------------------------------
         Total noninterest income                               674,109          628,151         145,209

Noninterest expense
   Salaries and employee benefits                             1,501,292        1,224,121       1,142,065
   Occupancy and equipment expense                              269,638          255,855         185,478
   SAIF deposit insurance premium                               726,684          238,033         222,414
   Correspondent bank charges                                   147,581          140,533         124,278
   Data processing expense                                      285,754          231,322         208,980
   Printing, postage and supplies                               163,820          140,971         131,185
   Other expense                                                488,005          355,210         341,434
---------------------------------------------------------------------------------------------------------------------------
         Total noninterest expense                            3,582,774        2,586,045       2,355,834
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                    1,949,427        2,312,172       1,534,069

Income tax expense                                              605,767          725,991         434,620
---------------------------------------------------------------------------------------------------------------------------

Net income                                                  $ 1,343,660      $ 1,586,181     $ 1,099,449
===========================================================================================================================

Net income per common and common
  equivalent shares
   Primary                                                      $  1.93        $    2.13         $  1.46
   Fully diluted                                                   1.92             2.13            1.45

                  The   accompanying   notes  are  an  integral  part  of  these
consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Years ended June 30, 1997, 1996 and 1995
                                                                                      Net
                                                                                  Unrealized
                                                                                 Appreciation                Unearned
                                                                                (Depreciation)              Employee      Unearned
                                                                                on Securities  Unrealized    Stock      Management
                                                          Additional              Available     Loss on    Ownership     Retention
                                                Common    Paid-In      Retained   for Sale,     Equity        Plan          Plan
                                                Stock     Capital      Earnings  Net of Tax   Investments    Shares        Shares
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                       $8,450   $7,925,550  $ 8,263,604     $  --      $(122,608)   $(487,561)   $(143,879)
Net unrealized depreciation on securities
  available for sale, net of tax of $0, upon
  adoption of SFAS No. 115 on July 1, 1994         --         --           --          --       (122,608)     122,608        --
Cash dividends declared on common
  stock - $.45 per share                           --         --       (348,249)       --          --           --           --
8,558 shares committed to be released
  under the ESOP                                   --       48,000         --          --          --          75,497        --
Amortization of MRP contribution                   --         --           --          --          --           --          87,201
Issuance of 3,396 shares of common stock
 due to exercise of stock options                  34       33,926         --          --          --           --           --
Net change in unrealized appreciation
  (depreciation) on securities available for
  sale, net of tax of $0                           --         --           --        60,990        --           --           --
Net income for year ended June 30, 1995            --         --      1,099,449        --          --           --           --

------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1995                        8,484    8,007,476    9,014,804     (61,618)       --        (412,064)     (56,678)
Cash dividends declared on common
  stock - $.51 per share                           --         --       (382,075)       --          --           --           --
8,558 shares committed to be released
  under the ESOP                                   --       73,100         --          --          --          80,875        --
Amortization of MRP contribution                   --         --           --          --          --           --          43,599
Purchase of 69,882 shares of treasury stock        --         --           --          --          --           --           --
Issuance of 5,196 shares of common stock
  due to exercise of stock options                 52       51,908         --          --          --           --           --
Net change in unrealized appreciation
  (depreciation) on securities available for
  sale, net of tax of ($69,436)                    --         --           --     (141,665)        --           --           --
Net income for year ended June 30, 1996            --         --      1,586,181        --          --           --           --

                                                                     Total
                                                    Treasury     Shareholders'
                                                     Stock          Equity
------------------------------------------------------------------------------
Balance at June 30, 1994                          $(1,008,836)   $14,434,720
Net unrealized depreciation on securities
  available for sale, net of tax of $0, upon
  adoption of SFAS No. 115 on July 1, 1994             --            --
Cash dividends declared on common
  stock - $.45 per share                               --           (348,249)
8,558 shares committed to be released
  under the ESOP                                       --            123,497
Amortization of MRP contribution                       --             87,201
Issuance of 3,396 shares of common stock
 due to exercise of stock options                      --             33,960
Net change in unrealized appreciation
  (depreciation) on securities available for
  sale, net of tax of $0                               --             60,990
Net income for year ended June 30, 1995                --          1,099,449

-----------------------------------------------------------------------------

Balance at June 30, 1995                           (1,008,836)    15,491,568
Cash dividends declared on common
  stock - $.51 per share                              --            (382,075)
8,558 shares committed to be released
  under the ESOP                                      --             153,975
Amortization of MRP contribution                      --              43,599
Purchase of 69,882 shares of treasury stock        (1,345,400)    (1,345,400)
Issuance of 5,196 shares of common stock
  due to exercise of stock options                    --              51,960
Net change in unrealized appreciation
  (depreciation) on securities available for
  sale, net of tax of ($69,436)                       --            (141,665)
Net income for year ended June 30, 1996               --           1,586,181

------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                        8,536    8,132,484   10,218,910   (203,283)        --        (331,189)     (13,079
Cash dividends declared on common
  stock - $.63 per share                           --         --       (443,192)       --          --           --           --
8,558 shares committed to be released
  under the ESOP                                   --      145,503         --          --          --          86,636        --
Amortization of MRP contribution                   --         --           --          --          --           --          13,079
Purchase of 16,000 shares of treasury stock        --         --           --          --          --           --           --
Issuance of 16,174 shares of common stock
  due to exercise of stock options                162      161,578         --          --          --           --           --
Net change in unrealized appreciation
  (depreciation) on securities available for
  sale, net of tax of $474,821                     --         --           --     705,466          --           --           --
Net income for year ended June 30, 1997            --         --      1,343,660       --           --           --           --

------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997                       $8,698   $8,439,565  $11,119,378 $ 502,183        $ --       $(244,553)     $ --
====================================================================================================================================

                                                                     Total
                                                    Treasury     Shareholders'
                                                     Stock          Equity
------------------------------------------------------------------------------
Balance at June 30, 1996                           (2,354,236)    15,458,143
Cash dividends declared on common
  stock - $.63 per share                              --            (443,192)
8,558 shares committed to be released
  under the ESOP                                      --             232,139
Amortization of MRP contribution                      --              13,079
Purchase of 16,000 shares of treasury stock          (329,749)      (329,749)
Issuance of 16,174 shares of common stock
  due to exercise of stock options                    --             161,740
Net change in unrealized appreciation
  (depreciation) on securities available for
  sale, net of tax of $474,821                        --             705,466
Net income for year ended June 30, 1997               --           1,343,660

-----------------------------------------------------------------------------

Balance at June 30, 1997                         $(2,683,985)   $17,141,286
=============================================================================


                  The   accompanying   notes  are  an  integral  part  of  these
consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended June 30, 1997, 1996 and 1995
                                                                              1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income                                                             $  1,343,660       $  1,586,181      $  1,099,449
   Adjustments to reconcile net income to net cash
     from operating activities
   Depreciation and amortization, net of accretion                              89,006            114,705           167,316
   Provision for loan losses                                                   120,000             95,153            33,718
   Equity in loss of investment in limited partnership                              48                 --                --
   Net (gains) losses on sales of:
      Securities available for sale                                             (2,024)           (59,779)             (692)
      Loans held for sale                                                      (43,341)           (86,039)           (8,247)
      Foreclosed real estate owned and  repossessed assets                      (4,783)            48,514           (13,711)
   Net unrealized (gains) losses on loans held for sale                           (639)               639           (18,106)
   Unrealized loss on mortgage-backed security                                      --                 --           318,900
   Originations of loans held for sale                                      (3,183,214)        (6,913,224)       (1,282,630)
   Proceeds from sales of loans held for sale                                3,650,555          6,789,253         2,410,566
   ESOP expense                                                                232,139            153,975           123,497
   Amortization of MRP contribution                                             13,079             43,599            87,201
   Net change in accrued interest receivable                                   (21,012)          (129,935)          (87,890)
   Net change in other assets                                                 (208,073)            (7,367)         (215,679)
   Net change in accrued interest payable, accrued
     expenses and other liabilities                                            147,137            147,485            57,374
---------------------------------------------------------------------------------------------------------------------------

      Net cash from operating activities                                     2,132,538          1,783,160         2,671,066

Cash flows from investing activities
   Net change in interest-bearing deposits
     in other financial institutions - long-term                               362,664             16,336                --
   Proceeds from:
     Sales/calls of securities available for sale                              377,024          1,595,398            95,000
     Calls of securities held to maturity                                           --            500,000           500,693
     Maturities of securities available for sale                             1,060,000          3,252,000                --
     Maturities of securities held to maturity                                      --            300,000           880,000
   Purchase of:
     Securities available for sale                                            (690,200)        (7,161,658)         (538,600)
     Securities held to maturity                                                    --         (5,000,000)               --
     Federal Home Loan Bank stock                                                   --            (57,200)       (1,040,500)
   Principal collected on mortgage-backed securities                           594,865            770,030            629,778
   Net change in loans receivable                                          (13,732,583)        (8,150,023)      (14,820,746)
   Purchases of premises and equipment, net                                   (234,855)          (453,024)          (95,178)
   Investment in limited partnership                                           (37,500)                --                --
   Cash received for net liabilities assumed in
     acquisition of branch                                                  15,300,519                 --                --
   Proceeds from sales of foreclosed real estate
     and repossessed assets                                                    315,344            113,735           145,763
---------------------------------------------------------------------------------------------------------------------------

      Net cash from investing activities                                     3,315,278        (14,274,406)      (14,243,790)


                                                        (Continued)

Consolidated Statements of Cash Flows (continued)
Years ended June 30, 1997, 1996 and 1995
                                                                             1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Net change in deposits                                                 $  6,495,792      $  6,560,253        $ 3,888,457
   Proceeds from Federal Home Loan
     Bank advances                                                          37,500,000        27,300,000         41,800,000
   Repayment of Federal Home Loan
     Bank advances                                                         (34,500,000)      (30,800,000)       (21,990,000)
     Proceeds from exercise of stock options                                   161,740            51,960             33,960
     Purchase of treasury stock                                               (329,749)       (1,345,400)                --
     Cash dividends paid                                                      (443,192)         (382,075)          (348,249)
---------------------------------------------------------------------------------------------------------------------------

       Net cash from financing activities                                    8,884,591         1,384,738         23,384,168
---------------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                     14,332,407       (11,106,508)        11,811,444

Cash and cash equivalents
  at beginning of period                                                     2,788,207        13,894,715          2,083,271
---------------------------------------------------------------------------------------------------------------------------


Cash and cash equivalents
  at end of period                                                        $ 17,120,614      $  2,788,207       $ 13,894,715
===========================================================================================================================



Supplemental disclosures of cash flow information
   Cash paid during the period for
     Interest                                                             $  7,238,694      $  6,795,414       $  5,550,238
     Income taxes                                                              526,000           620,238            519,000

Supplemental schedule of non-cash investing activities Transfer from:
   Investment securities to securities
     available for sale                                                          $  --              $ --       $  3,975,931
   Investment securities to securities held to maturity                             --                --         12,453,807
   Securities held to maturity to securities
     available for sale                                                             --        15,194,732                 --

Increases related to branch acquisition and purchase accounting adjustments:
   Loans, net                                                              $    16,750            $   --               $ --
   Premises and equipment, net                                                 132,320                --                 --
   Core deposit intangibles                                                    447,000                --                 --
   Goodwill                                                  1,248,030              --                --
   Other liabilities                                                            12,048                --                 --
   Deposits                                                                 17,132,571                --                 --


                  The   accompanying   notes  are  an  integral  part  of  these
consolidated financial statements.

Notes to Consolidated Financial Statements
June 30, 1997, 1996 and 1995

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include FFW Corporation (the Company), and its wholly-owned subsidiaries, First Federal Savings Bank of Wabash (the Bank) and FirstFed Financial of Wabash, Incorporated. All significant inter-company transactions and balances have been eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is the origination of commercial and residential real estate loans in Wabash County and the surrounding areas. Loans secured by real estate mortgages comprise approximately 64% of the loan portfolio at June 30, 1997.

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans and intangible assets, the carrying value of loans held for sale, the value of mortgage servicing rights, the accrued liability for deferred compensation, the value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash Flow Reporting: For reporting cash flows, cash and cash equivalents include cash on hand, due from financial institutions and interest-bearing deposits in other financial institutions -- short-term. Net cash flows are reported for customer loan and deposit transactions and interest-bearing deposits in other financial institutions -- long-term.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short term periods in anticipation of market gains, and are carried at fair value. Securities are written down to fair value when a decline in fair value is not temporary.

Gains and losses on sales are determined using the amortized cost of the specific security sold. Interest income includes amortization of purchase premiums and discounts.

Loans Held for Sale: Mortgage loans intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loans Receivable: Loans receivable are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses, and charge-offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

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

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. There was no foreclosed real estate held at June 30, 1997 or 1996.

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Intangible Assets: Intangible assets arising from the acquisition of the NBD Bank, N.A., South Whitley Branch (the Branch), on June 13, 1997, include goodwill and core deposit intangibles. Goodwill represents the excess of the purchase price over the net value of tangible assets acquired and related core deposit intangibles identified. Goodwill is being amortized on a straight-line basis for a period of 15 years. The core deposit intangibles are being amortized on an accelerated basis for a period of 10 years, which represents the estimated life of the deposits acquired. As of June 30, 1997, unamortized goodwill totaled $1,248,000 and unamortized core deposit intangibles totaled $447,000.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Servicing Rights:  Prior to adopting Statement of Financial Accounting Standards
(SFAS) No. 122 on July 1, 1996, servicing right assets were recorded only for purchased rights to service mortgage loans. Subsequent to adopting this standard, servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. The effect of adopting this standard was not material.

Excess servicing receivable is reported when a loan sale results in servicing income in excess of normal amounts, and is expensed over the life of the servicing on the interest method.

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) under AICPA Statement of Position (SOP) 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented as a reduction of shareholders' equity. Compensation expense is based on the market price of the shares committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is adjusted to additional paid-in capital. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

ESOP shares are outstanding for earnings per share calculations as they are committed to be released; unearned shares are not considered outstanding.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 11.

Earnings Per Share: Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents which would arise from considering dilutive stock options. The weighted average number of shares for calculating earnings per common share is:

                                     1997          1996          1995
--------------------------------------------------------------------------------
         Primary                    694,504        744,422      753,141
         Fully diluted              698,934        746,072      758,541

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Reclassifications: Certain amounts in the 1996 and 1995 financial statements were reclassified to conform with the 1997 presentation.

Note 2 - Securities

At June 30, securities were as follows:

                                                                Gross           Gross
                                              Amortized      Unrealized      Unrealized         Fair
                                                Cost            Gains          Losses           Value
---------------------------------------------------------------------------------------------------------------------------
Available for sale 1997
  U.S. government and agency                 $ 6,000,000     $       --       $ (19,663)      $ 5,980,337
  State and municipal                          7,244,059        198,770         (29,695)        7,413,134
  Other                                          239,749          6,364              --           246,113
  Mortgage backed                             18,217,843        668,318         (23,995)       18,862,166
  Equity                                       7,840,479        153,750         (46,281)        7,947,948
---------------------------------------------------------------------------------------------------------------------------
                                             $39,542,130     $1,027,202       $(119,634)      $40,449,698
---------------------------------------------------------------------------------------------------------------------------

                                                                Gross           Gross
                                              Amortized      Unrealized      Unrealized         Fair
                                                Cost            Gains          Losses           Value
---------------------------------------------------------------------------------------------------------------------------
Available for sale 1996
  U.S. government and agency                 $ 6,000,000         $   --       $ (87,300)      $ 5,912,700
  State and municipal                          8,222,856        174,894         (65,640)        8,332,110
  Other                                          558,873          6,671             (32)          565,512
  Mortgage backed                             18,732,095        389,423        (581,392)       18,540,126
  Equity                                       7,325,279          6,250        (115,593)        7,215,936
---------------------------------------------------------------------------------------------------------------------------
                                             $40,839,103     $  577,238       $(849,957)      $40,566,384
---------------------------------------------------------------------------------------------------------------------------

Contractual maturities of debt securities at June 30, 1997 were as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations. Securities not due at a single maturity date are shown separately.

                                                     Amortized          Fair
                                                       Cost             Value
--------------------------------------------------------------------------------
         Due in one year or less                    $   516,147      $   517,784
         Due from one to five years                  10,756,702       10,787,881
         Due from five to ten years                   1,812,713        1,889,333
         Due after ten years                            398,246          444,586
         Mortgage backed                             18,217,843       18,862,166
--------------------------------------------------------------------------------
                                                    $31,701,651      $32,501,750
================================================================================
                                                       1997              1996            1995
-------------------------------------------------------------------------------------------------------------------
Sales of securities available for sale for the
years ended June 30 were:

         Proceeds                                      $377,024         $1,595,398       $ 95,000
         Gross gains                                      2,024             59,369             --

Calls of securities for the years ended June 30 were:

         Proceeds                                           $--         $  500,000       $500,692
         Gross gains                                         --                410            692

The June 30, 1995 balance of mortgage-backed securities held to maturity was reduced $318,900 to reflect an other than temporary decline in the fair value of a security. Collateral for this security was multi-family mortgage obligations primarily located in Southern California. The decline in the fair value of the security was due to increased delinquency in the underlying loans and a decline in the cash reserve fund and losses incurred on foreclosed real estate. The writedown is reflected as a loss in the June 30, 1995 statement of income. The security was transferred to available for sale on December 31, 1995 as discussed below. No adjustment to the unrealized loss occurred during the years ended June 30, 1996 or 1997.

On December 31, 1995, securities with an amortized cost of $15,194,732 were reclassified from held to maturity to available for sale based on interpretations issued for SFAS No. 115. The transfer increased the unrealized appreciation on securities available for sale by $244,331 and shareholders' equity by $140,490, net of tax of $103,841.

Note 3 - Loans Receivable, Net

Loans receivable as of June 30 are as follows:

                                                                      1997              1996
-------------------------------------------------------------------------------------------------------------------
Mortgage loans (principally conventional)
         Principal
            Secured by one-to-four family residences               $64,921,190       $60,732,222
            Secured by other properties                              6,425,510         7,217,530
            Construction                                             2,974,100         2,676,300
-------------------------------------------------------------------------------------------------------------------
                                                                    74,320,800        70,626,052

         Undisbursed portion of construction loans                  (1,134,371)       (1,547,942)
         Net deferred loan origination fees                            (63,059)          (92,459)
-------------------------------------------------------------------------------------------------------------------
            Total mortgage loans                                    73,123,370        68,985,651

                                                                     1997              1996
-------------------------------------------------------------------------------------------------------------------
Consumer and other loans
         Principal
            Automobile                                            $ 22,625,031      $ 18,463,701
            Manufactured home                                          350,293           481,283
            Home equity and improvement                              6,969,879         4,624,052
            Commercial                                               6,812,814         4,377,767
            Other                                                    4,422,631         3,809,415
-------------------------------------------------------------------------------------------------------------------
                                                                    41,180,648        31,756,218
         Net deferred loan origination costs                           426,478           340,983
-------------------------------------------------------------------------------------------------------------------
            Total consumer and other loans                          41,607,126        32,097,201
Less allowance for loan losses                                        (571,751)         (553,440)
-------------------------------------------------------------------------------------------------------------------
                                                                  $114,158,745      $100,529,412
-------------------------------------------------------------------------------------------------------------------

Activity in the allowance for loan losses for the years ended June 30 is as follows:

                                                         1997            1996            1995
-------------------------------------------------------------------------------------------------------------------

         Beginning balance                            $ 553,440        $ 483,780       $ 485,225
         Provision for loan losses                      120,000           95,153          33,718
         Charge-offs                                   (184,797)         (79,520)        (46,777)
         Recoveries                                      83,108           54,027          11,614
-------------------------------------------------------------------------------------------------------------------
         Ending balance                               $ 571,751        $ 553,440       $ 483,780
-------------------------------------------------------------------------------------------------------------------

At June 30, 1997 and 1996, no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered to be impaired as of or for the years ended June 30, 1997 or 1996.

Note 4 - Loan Servicing

Mortgage loans serviced for others are not reported as assets in the balance sheets. These loans totaled $21,397,561 and $20,154,358 at June 30, 1997 and 1996. Related escrow deposit balances were $34,000 and $32,000 at June 30, 1997 and 1996.

Note 5 - Premises And Equipment, Net

Premises and equipment at June 30 are as follows:

                                                                       1997              1996
-------------------------------------------------------------------------------------------------------------------
         Land                                                       $  267,999        $  210,657
         Buildings                                                   1,914,153         1,753,154
         Furniture, fixtures and equipment                             639,072           436,391
-------------------------------------------------------------------------------------------------------------------
           Total cost                                                2,821,224         2,400,202
         Less accumulated depreciation                                (894,314)         (708,769)
-------------------------------------------------------------------------------------------------------------------
                                                                    $1,926,910        $1,691,433
===================================================================================================================

Note 6 - Deposits

Deposit  accounts  individually   exceeding  $100,000  totaled  $20,253,000  and
$15,459,000 at June 30, 1997 and 1996.

At June 30, 1997, stated maturities of certificates of deposit were, for the years ended June 30:

                        1998                                   $33,678,844
                        1999                                    11,968,475
                        2000                                    10,041,065
                        2001                                     2,766,317
                        2002 and thereafter                      1,382,469
--------------------------------------------------------------------------------
                                                               $59,837,170
================================================================================

Note 7 - Federal Home Loan Bank Advances

Federal Home Loan Bank (FHLB) advances total $44,800,000 at June 30, 1997. The majority of the advances have variable interest rates ranging from 5.35% to 7.94% and the scheduled maturities during the years ended June 30 are as follows:

                        1998                                   $22,300,000
                        1999                                    19,000,000
                        2000                                     1,000,000
                        2001                                       500,000
                        2002                                       500,000
                        Thereafter                               1,500,000
--------------------------------------------------------------------------------
                                                               $44,800,000
================================================================================

The Bank also maintains a $1,000,000 overdraft line of credit agreement with the FHLB which terminates on May 20, 1998. As of June 30, 1997 and 1996 no amounts were outstanding under this agreement.

FHLB advances and the overdraft line of credit agreement are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency, and mortgage-backed securities. At June 30, 1997, collateral of approximately $89.7 million is pledged to the FHLB to secure advances outstanding.

Note 8 - Employee Benefits

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined benefit pension plan covering substantially all employees. The plan is administered by the Financial Institutions Retirement Fund. Because the plan is a multi-employer plan, there is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company. As of July 1, 1996, the latest actuarial valuation, total plan assets exceeded the actuarially determined value of total vested benefits. The plan has reached its full funding limitation for Internal Revenue Code purposes and a full contribution is not required. As a result, other than administrative expenses, there was no pension expense for the years ended June 30, 1997, 1996 and 1995.

401(k) Plan: A retirement savings 401(k) plan covers all full time employees who are 21 or older and have completed one year of service. Participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of the participants' compensation. Expenses were $21,000, $20,000 and $19,000 for the years ended June 30, 1997, 1996 and 1995.

Management Recognition and Retention Plans: The Management Recognition and Retention Plans (MRP) provide directors, officers and other key employees of the Company with a proprietary interest in the Company to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in shares of common stock awarded at a rate of 25% per year commencing April 1, 1993. In 1993 the Bank contributed funds to the MRP to enable the Plans to acquire 32,335 shares of common stock at an average price of $12.94 per share. Expense of $13,000, $44,000 and $87,000 was recorded for these Plans for the years ended June 30, 1997, 1996 and 1995.

Employee Stock Ownership Plan (ESOP): In conjunction with the stock conversion, the Company established an ESOP. Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate. The ESOP borrowed $591,500 from the Company to purchase 59,150 shares of the common stock issued in the conversion at $10 per share. Collateral for the 7% loan is the unearned shares of common stock purchased by the ESOP with the loan proceeds. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over seven years. Shares purchased by the ESOP are held in suspense until allocated among participants as the loan is repaid. ESOP expense of $232,000, $154,000 and $123,000 was recorded for the years ended June 30, 1997, 1996 and 1995. Contributions to the ESOP were $87,000, $54,000 and $108,000 during the years ended June 30, 1997, 1996 and 1995.

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

For the years ended June 30, 1997, 1996 and 1995, 8,558 shares with an average fair value of $27.13, $17.99 and $14.43 per share, were committed to be released.

The ESOP shares as of June 30 are:

                                                         1997             1996            1995
-------------------------------------------------------------------------------------------------------------------
         Allocated (including shares
           committed to be released)                     37,753           29,195          20,637
         Unearned                                        21,397           29,955          38,513
-------------------------------------------------------------------------------------------------------------------
         Total shares                                    59,150           59,150          59,150
-------------------------------------------------------------------------------------------------------------------
         Fair value of unearned shares
           at June 30                                  $577,719         $576,634        $673,976
-------------------------------------------------------------------------------------------------------------------

Stock Option Plan: The 1992 Stock Option and Incentive Plan (the "Plan") was adopted in conjunction with the stock conversion. The options authorized under the Plan are 10% or 84,500 shares of common stock. Officers, directors and employees of the Company and its subsidiaries are eligible to participate. The option exercise price is at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year. No compensation expense was recognized for stock options for the years ended June 30, 1997, 1996 and 1995.

SFAS No. 123, which became effective for the year ended June 30, 1997, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. The effects on the Company's net income and earnings per share under the provisions of SFAS No. 123 were not material for the years ended June 30, 1997 and 1996. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Information about option grants follows.


                                                       Available          Options
                                                       For Grant        Outstanding       Exercise Price
---------------------------------------------------------------------------------------------------------------------------
         Outstanding, June 30, 1994                      16,058            68,442          $     10.00
         Exercised                                           --            (3,396)               10.00
---------------------------------------------------------------------------------------------------------------------------
         Outstanding, June 30, 1995                      16,058            65,046                10.00
         Exercised                                           --            (5,196)               10.00
---------------------------------------------------------------------------------------------------------------------------
         Outstanding, June 30, 1996                      16,058            59,850                10.00
         Granted                                         (4,000)            4,000                21.88
         Granted                                         (4,000)            4,000                26.75
         Exercised                                           --           (16,174)               10.00
---------------------------------------------------------------------------------------------------------------------------
         Outstanding, June 30, 1997                       8,058            51,676          10.00-26.75
---------------------------------------------------------------------------------------------------------------------------

Options exercisable at June 30, 1997 are as follows.

                        Number of
                         Options            Exercise Price
--------------------------------------------------------------------------------
                          43,676                $10.00

Deferred Compensation: The Company has a deferred compensation plan for certain directors of the Company and a salary continuation plan for a certain executive of the Bank. Under these plans, the Company/Bank is obligated to pay each such individual or beneficiaries the amount of accumulated contributions plus interest credited thereon over a period of three to fifteen years for the deferred compensation plan and a lump sum payment for the salary continuation plan beginning with the individual's termination of service. A deferred compensation liability of $176,000 and $142,000 at June 30, 1997 and 1996 is being accrued for the obligations under these plans. To fund the benefits that will be payable under these plans, life insurance on the participants was purchased. The cash surrender value of such insurance was $246,000 and $269,000 at June 30, 1997 and 1996 and is included in other assets in the consolidated balance sheets. The expense incurred for these plans was $36,000, $31,000 and $24,000 for the years ending June 30, 1997, 1996 and 1995.

Note 9 - Income Taxes

The Company and the Bank file consolidated income tax returns on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for fiscal 1996) or on specified experience formulas. The Bank used the percentage-of-taxable-income method for the tax years ended June 30, 1996 and 1995. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years beginning after June 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $135,000 and is payable over a six year period beginning no later than the tax year ending June 30, 1999.

Income tax expense for the years ended June 30 is:

                                                         1997            1996            1995
-------------------------------------------------------------------------------------------------------------------
         Federal
           Current                                     $438,181         $466,577        $368,125
           Deferred                                       2,124           65,482         (67,817)
-------------------------------------------------------------------------------------------------------------------
                                                        440,305          532,059         300,308
         State
           Current                                      129,438          189,930         161,163
           Deferred                                      36,024            4,002         (26,851)
-------------------------------------------------------------------------------------------------------------------
                                                        165,462          193,932         134,312
-------------------------------------------------------------------------------------------------------------------
         Income tax expense                            $605,767         $725,991        $434,620
-------------------------------------------------------------------------------------------------------------------

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% on income before income taxes for the years ended June 30 as follows:

                                                         1997            1996            1995
-------------------------------------------------------------------------------------------------------------------
Income taxes at 34% statutory rate                     $662,805         $786,138        $521,583
Tax effect of:
   Tax-exempt income                                   (147,117)        (170,230)       (204,338)
   State tax, net of federal
     income tax effect                                  109,205          127,995          88,645
   Other                                                (19,126)         (17,912)         28,730
-------------------------------------------------------------------------------------------------------------------
      Total income tax expense                         $605,767         $725,991        $434,620
-------------------------------------------------------------------------------------------------------------------

Components of the net deferred tax asset as of June 30 are:

                                                                         1997            1996
-------------------------------------------------------------------------------------------------------------------
   Deferred tax assets:
      Bad debts                                                       $   91,412       $ 104,737
      Deferred compensation                                               69,781          60,312
      Management retention plan expense                                       --          16,863
      Securities writedown                                               126,316         135,533
      Net unrealized depreciation
         on securities available for sale                                     --         115,906
      Other                                                                1,976           1,068
-------------------------------------------------------------------------------------------------------------------
                                                                         289,485         434,419
   Deferred tax liabilities:
      Accretion                                                          (48,190)        (60,534)
      Net deferred loan costs                                           (143,950)       (105,623)
      Net unrealized appreciation on
        securities available for sale                                   (385,716)             --
      Other                                                               (7,390)        (24,253)
-------------------------------------------------------------------------------------------------------------------
                                                                        (585,246)       (190,410)
   Valuation allowance                                                   (19,669)        (46,470)
-------------------------------------------------------------------------------------------------------------------
   Net deferred tax asset
     (liability)                                                      $ (315,430)      $ 197,539
-------------------------------------------------------------------------------------------------------------------

A  valuation   allowance  is  established  for  the  tax  effect  of  unrealized depreciation on marketable equity securities available for sale. It increased $21,823 in 1996 and decreased $26,801 in 1997.

Federal income tax laws provide savings banks with additional bad debt deductions through 1987, totaling $1,156,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $393,000 at June 30, 1997 and 1996. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $393,000 would be recorded as expense.

Note 10 - Regulatory Matters

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                            Minimum
                                                                                          Requirement
                                                                    Minimum               To Be Well
                                                                  Requirement          Capitalized Under
                                                                  For Capital          Prompt Corrective
                                           Actual              Adequacy Purposes       Action Provisions
---------------------------------------------------------------------------------------------------------------------------
                                    Amount        Ratio        Amount      Ratio      Amount        Ratio
---------------------------------------------------------------------------------------------------------------------------
                                                            (Dollars in thousands)
As of June 30, 1997
     Total Capital (to risk
       weighted assets)             $ 12,124    12.71%         $7,628     8.00%        $9,535     10.00%
     Tier I (Core) Capital
       (to risk weighted
       assets)                      $ 11,552    12.11%         $3,814     4.00%        $5,721      6.00%
     Tier I (Core) Capital
       (to adjusted total
       assets)                      $ 11,552     6.62%         $5,236     3.00%           N/A       N/A
     Tangible Capital
       (to adjusted total
       assets)                      $ 11,552     6.62%         $2,618     1.50%           N/A       N/A
     Tier I (Core) Capital
       (to average assets)          $ 11,552     7.31%         $6,323     4.00%        $7,904      5.00%

As of June 30, 1996
     Total Capital (to risk
       weighted assets)             $ 12,328    15.20%         $6,488     8.00%        $8,110     10.00%
     Tier I (Core) Capital
       (to risk weighted
       assets)                      $ 11,775    14.52%         $3,244     4.00%        $4,866      6.00%
     Tier I (Core) Capital
       (to adjusted total
       assets)                      $ 11,775     8.00%         $4,416     3.00%           N/A       N/A
     Tangible Capital
       (to adjusted total
       assets)                      $ 11,775     8.00%         $2,208     1.50%           N/A       N/A
     Tier I (Core) Capital
       (to average assets)          $ 11,775     8.09%         $5,821     4.00%        $7,276      5.00%

Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its net income to date during the year plus one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at June 30, 1997 approximately $3,790,000 of the Bank's retained earnings is available for distribution to the Company.

Note 11 - Financial Instruments with Off-Balance-Sheet Risk and Contingencies

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30 are as follows:

                                                      1 9 9 7                          1 9 9 6
---------------------------------------------------------------------------------------------------------------------------
                                              Fixed           Variable           Fixed         Variable
                                              Rate              Rate             Rate            Rate
---------------------------------------------------------------------------------------------------------------------------
Commitments to make loans                    $905,000         $1,598,000        $406,000       $  730,000
Unused lines of credit                             --          5,370,000              --        3,613,000
Standby letters of credit                          --             81,000              --          102,000
---------------------------------------------------------------------------------------------------------------------------
                                             $905,000         $7,049,000        $406,000       $4,445,000
---------------------------------------------------------------------------------------------------------------------------

Fixed rate loan commitments and unused lines of credit at June 30, 1997 are at current rates, ranging primarily from 8.13% to 11.50% for loan commitments and 9.50% to 21.00% for unused lines of credit, and are primarily for terms ranging from one to twenty years.

Variable rate loan commitments, unused lines of credit and standby letters of credit at June 30, 1997 are at current rates ranging from 7.00% to 9.25% for loan commitments, 9.50% to 11.50% for unused lines of credit, and primarily at the national prime rate of interest plus 100 to 300 basis points for standby letters of credit.

Since commitments to make loans and to fund unused lines of credit, loans in process and standby letters of credit may expire without being used, the amounts do not necessarily represent future cash commitments. In addition, commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The maximum exposure to credit loss in the event of nonperformance by the other party is the contractual amount of these instruments. The same credit policy is used to make such commitments as is used for loans receivable.

Under employment agreements with three of its officers, certain events leading to separation from the Company could result in cash payments totaling $633,000.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

The  Bank  has  a 3%  limited  partner  interest  in  House  Investments-Midwest
Corporate Tax Credit Fund II, L.P. which was formed for the construction, ownership, and management of affordable housing projects located throughout the midwest. The Bank is one of 13 investors and has subscribed for two of the 65.27 shares. Each subscription represents a commitment to invest $375,000. As part of the partnership agreement the Bank signed a demand note for $750,000 for a term not longer than ten years. As of June 30, 1997, the Bank has invested $37,500 as a payment on the demand note and has recorded equity in the operating loss of the limited partnership of $48 for the year ended June 30, 1997. At June 30, 1997, the obligation due to the limited partnership was $712,500 which represents the amount of principal payment remaining on the demand note. Terms of the partnership agreement allocate 3% of the eligible tax credits to the Bank as a limited partner. For the year ended June 30, 1997 the Bank received approximately $18 in tax credits from the limited partnership.

Note 12 - Significant Concentrations of Credit Risk

Real estate and consumer loans, including automobile, home equity and improvement, manufactured home and other consumer loans are granted primarily in Wabash, Kosciusko and Whitley counties. Loans secured by one to four family residential real estate mortgages make up 57% of the loan portfolio. The Company is also involved in selling loans and servicing these loans for secondary market agencies.

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

Note 13 - Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

         Balance  June 30, 1996                                         $559,804
            New loans                                                    356,500
            Repayments                                                  (207,443)
            Other changes                                                 17,813
--------------------------------------------------------------------------------
         Balance - June 30, 1997                                        $726,674
================================================================================

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

Note 14 - Parent Company Financial Statements

Presented below are condensed financial statements for the parent company, FFW Corporation.

                                                 Condensed Balance Sheets
                                                  June 30, 1997 and 1996


                                                                              1997              1996
---------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                              $    502,580       $    19,521
   Interest-bearing deposits in other financial
      institutions - long term                                                      --           173,664
   Investment in Bank subsidiary                                            13,794,878        11,606,817
   Investment in non-bank subsidiary                                           168,171           135,630
   Securities available for sale                                             2,402,056         3,137,101
   Loan receivable from ESOP                                                   244,553           331,189
   Other assets                                                                 33,141            65,943
---------------------------------------------------------------------------------------------------------------------------
         Total assets                                                      $17,145,379       $15,469,865
---------------------------------------------------------------------------------------------------------------------------

Liabilities
   Accrued expenses and other liabilities                                     $  4,093        $   11,722
Shareholders' Equity
   Common stock                                                                  8,698             8,536
   Additional paid-in capital                                                8,439,565         8,132,484
   Retained earnings - substantially restricted                             11,119,378        10,218,910
   Net unrealized appreciation (depreciation) on securities
     available for sale, net of tax of $405,385 in
     1997 and $(69,436) in 1996                                                502,183          (203,283)
   Unearned Employees Stock Ownership Plan shares                             (244,553)         (331,189)
   Unearned Management Retention Plan shares                                        --           (13,079)
   Treasury stock, at cost                                                  (2,683,985)       (2,354,236)
---------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                         17,141,286        15,458,143
---------------------------------------------------------------------------------------------------------------------------
            Total liabilities and shareholders' equity                     $17,145,379       $15,469,865
---------------------------------------------------------------------------------------------------------------------------

                                              Condensed Statements of Income
                                     For the years ended June 30, 1997, 1996 and 1995

                                                               1997             1996             1995
---------------------------------------------------------------------------------------------------------------------------
   Interest income                                           $  152,696       $  223,511      $  245,291
   Net realized gains on sales of securities
     available for sale                                           1,924           59,279              --
   Other income                                                      --            1,175              --
---------------------------------------------------------------------------------------------------------------------------
                                                                154,620          283,965         245,291

   Operating expense                                            154,287          121,779         132,754
---------------------------------------------------------------------------------------------------------------------------

   Income before income taxes and equity
     in undistributed income of subsidiaries                        333          162,186         112,537

   Equity in undistributed income of subsidiaries
        Bank                                                  1,271,803        1,406,430         963,525
        Non-bank                                                 32,541            9,732           8,507
---------------------------------------------------------------------------------------------------------------------------

   Income before income taxes                                 1,304,677        1,578,348       1,084,569

   Income tax expense (benefit)                                 (38,983)          (7,833)        (14,880)
---------------------------------------------------------------------------------------------------------------------------

   Net income                                                $1,343,660       $1,586,181      $1,099,449
---------------------------------------------------------------------------------------------------------------------------

                                            Condensed  Statements  of Cash Flows
                                     For the years ended June 30, 1997, 1996 and 1995


                                                              1997             1996             1995
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income                                               $ 1,343,660      $ 1,586,181     $ 1,099,449
   Adjustments to reconcile net income to net
     cash from operating activities
       Equity in undistributed income
          of subsidiaries
             Bank                                            (1,271,803)      (1,406,430)       (963,525)
             Non-bank                                           (32,541)          (9,732)         (8,507)
       Other                                                     30,486          (37,098)        113,948
---------------------------------------------------------------------------------------------------------------------------
           Net cash from operating activities                    69,802          132,921         241,365

Cash flows from investing activities
   Net change in interest-bearing deposits
     in other financial institutions-- long-term                173,664         (173,664)             --
   Proceeds from sales of securities
     available for sale                                         175,000        1,595,398          80,000
   Maturities of securities available for sale                  635,000               --              --
   Maturities of securities held to maturity                         --           70,000         335,000
   Purchase of securities available for sale                    (45,842)         (78,511)       (419,811)
   Repayments on loan receivable from ESOP                       86,636           80,875          75,497
---------------------------------------------------------------------------------------------------------------------------
          Net cash from investing
            activities                                        1,024,458        1,494,098          70,686

Cash flows from financing activities
   Proceeds from exercise of stock options                      161,740           51,960          33,960
   Purchase of treasury stock                                  (329,749)      (1,345,400)             --
   Cash dividends paid                                         (443,192)        (382,075)       (348,249)
---------------------------------------------------------------------------------------------------------------------------
          Net cash from financing
            activities                                         (611,201)      (1,675,515)       (314,289)
---------------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                         483,059          (48,496)         (2,238)

Cash and cash equivalents
  at beginning of period                                         19,521           68,017          70,255
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents
  at end of period                                          $   502,580        $  19,521       $  68,017
---------------------------------------------------------------------------------------------------------------------------

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 10).

Note 15 - Fair Values of Financial Instruments

The following table shows estimated fair values and related carrying amounts of the Company's financial instruments at June 30, 1997. Items which are not financial instruments are not included.

                                                          1 9 9 7                       1 9 9 6
---------------------------------------------------------------------------------------------------------------------------
                                                 Carrying        Estimated      Carrying       Estimated
                                                  Amount        Fair Value       Amount       Fair Value
---------------------------------------------------------------------------------------------------------------------------
                                                       (In thousands)                 (In thousands)
Cash and cash equivalents                        $  17,121       $  17,121      $  2,788        $  2,788
Interest-bearing deposits in other
  financial institutions -
  long-term                                             --              --           363             363
Securities available for sale                       40,450          40,450        40,566          40,566
Loans held for sale, net                                --              --           423             423
Loans receivable, net                              114,159         114,432       100,529         100,982
Federal Home Loan Bank stock                         2,398           2,398         2,398           2,398
Accrued interest receivable                          1,124           1,124         1,103           1,103
Investment in limited partnership                      750             750            --              --
Noninterest-bearing demand
  deposits                                          (5,751)         (5,751)       (3,264)         (3,264)
Savings, NOW and MMDA
  deposits                                         (50,530)        (50,530)      (45,869)        (45,869)
Other time deposits                                (59,837)        (60,140)      (43,357)        (43,826)
Federal Home Loan Bank
  advances                                         (44,800)        (44,841)      (41,800)        (41,625)
Obligation relative to
  limited partnership                                 (713)           (713)           --              --
Accrued interest payable                              (158)           (158)         (150)           (150)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 1997 and 1996. The estimated fair value for cash and cash equivalents, interest-bearing deposits in other financial institutions - long-term, Federal Home Loan Bank stock, accrued interest receivable, investment in limited partnership, noninterest-bearing demand deposits, savings, NOW and MMDA deposits, obligation relative to limited partnership and accrued interest payable is considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on June 30, 1997 and 1996 for loans having similar rates and maturities. The estimated fair value for loans receivable, net, is based on estimates of the rate the Bank would charge for similar loans at June 30, 1997 and 1996 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for other time deposits as well as Federal Home Loan Bank advances is based on estimates of the rate the Bank would pay on such liabilities at June 30, 1997 and 1996, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30,1997 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 1997 and 1996 should not necessarily be considered to apply to subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

Note 16 - Saif Deposit Insurance Premium

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan signed into law on September 30, 1996 provided for a one-time assessment of 65.7 basis points applied to all SAIF deposits as of March 31, 1995. Based on the Bank's deposits as of this date, a one-time assessment of approximately $556,000 was paid and recorded as federal deposit insurance premium expense for the year ended June 30, 1997.

Note 17 - Impact Of New Accounting Standards

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the consolidated financial statements.

Also, in March 1997, the accounting requirements for calculating earnings per share were revised by SFAS No. 128, "Earnings Per Share." Basic earnings per share for the quarter ending December 31, 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As the Company has dilution from stock options, the new calculation methods will increase basic earnings per share over what otherwise would have been reported as primary earnings per share, while there will be little effect on fully diluted earnings per share.

In June 1997, the Financial Accounting Standards Board "FASB" issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This Statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the results of operations or financial condition of the Company.

In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the results of operations or financial condition of the Company.

Directors and Executive Officers





                                 FFW Corporation

                                    Officers

                                  Wayne W. Rees
                       Chairman of the Board and Secretary

                               Nicholas M. George
                      President and Chief Executive Officer

                            Charles E. Redman, C.P.A.
                        Treasurer and Chief Financial and
                               Accounting Officer


                               Board of Directors

                                  Wayne W. Rees
                               Owner and Publisher
                         The Paper of Wabash County, Inc

                               Nicholas M. George
                      President and Chief Executiue Officer
                                 FFW Corporation
                      President and Chief Executive Officer
                      First Federal Savings Bank of Wabash
                                    President
                       FirstFed Financial of Wabash, Inc.

                               Maynard E. Vollmer
                                     Retired

                                J. Stanley Myers
                               Owner and Operator
                       Servisoft Water Conditioning, Inc.

                                 Thomas L. Frank
                                   Comptroller
                               B. Walter & Company

                               Joseph W. McSpadden
                          Vice President and Part Owner
                              Beauchamp & McSpadden

                               Ronald D. Reynolds
                                      Owner
                          J. M. Reynolds Oil Co., Inc.

First Federal Savings Bank of Wabash


                                    Officers

                                  Wayne W. Rees
                              Chairman of the Board

                               Nicholas M. George
                      President and Chief Executive Officer

                            Charles E. Redman, C.P.A.
                      Treasurer and Chief Financial Officer

                                Joyce K. Sanders
                    Vice President and Senior Lending Officer

                                Timothy T. Taylor
                                 Vice President

                                Richard B. Conroy
                                 Vice President

                                 Marvin A. Goble
                                 Vice President

                                 Gregory A. Metz
                                 Vice President

                               Christine K. Noonan
                         Vice President Data Processing
                                  and Secretary

                                 Rebekah Steele
                               Assistant Secretary



                               Board of Directors

                                  Wayne W. Rees
                               Nicholas M. George
                               Maynard E. Vollmer
                                J. Stanley Myers
                                 Thomas L. Frank
                               Joseph W. McSpadden
                               Ronald D. Reynolds

Shareholder Information



Stock Listing Information

First Federal Savings Bank of Wabash converted from a mutual to a stock savings bank effective April 1, 1993, and formed FFW Corporation to act as its holding company. FFW Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) Small-Cap Market under the symbol "FFWC".

Stock Price Information

As of September 18, 1997 there were approximately 363 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low bid prices and dividends paid per share of common stock over the last two year period. The stock price information was provided by the NASD, Inc.

Quarter                                           Dividend
Ended                        High        Low      Declared
--------------------------------------------------------------------------------
September 30, 1995         $18.75      $17.50      $.12
December 31, 1995           19.75       17.25       .12
March 31, 1996              19.75       18.00       .12
June 30, 1996               20.25       16.50       .15
September 30, 1996          20.00       19.25       .15
December 31, 1996           22.00       20.00       .15
March 31, 1997              26.75       21.50       .15
June 30, 1997               27.00       25.50       .18

Dividends

FFW declared and paid dividends of $.63 per share for fiscal year 1997. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW, tax considerations, industry standards, economic conditions, general business practices and other factors. FFW's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, First Federal Savings Bank of Wabash (the "Bank"), which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Note 10 of the Notes to Consolidated Financial Statements for a discussion of regulations governing the Bank's ability to pay dividends.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 P.M., October 28, 1997 at the executive office of FFW Corporation located at:

    1205 N. Cass Street
    Wabash, Indiana 46992

Shareholders are welcome to attend.

Annual Report on Form 10-KSB
and Investor Information

A copy of FFW Corporation's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

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

First Federal Savings Bank of Wabash
1205 N. Cass Street
Wabash, Indiana 46992
(219) 563-3185