Form 10KSB, Exhibit 13
period 1998-06-30
FFW CORP
filed 1998-10-09
CIK 895401

Exhibit 13
                        Annual Report to Security Holders

                                 FFW Corporation
                                 Wabash, Indiana








Table of Contents


PRESIDENT'S MESSAGE                                                         3


SELECTED CONSOLIDATED FINANCIAL INFORMATION                                 4


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS                                       6



         REPORT OF INDEPENDENT AUDITORS                                    15

         CONSOLIDATED BALANCE SHEETS
           June 30, 1998 and 1997                                          16

         CONSOLIDATED STATEMENTS OF INCOME
           Years Ended June 30, 1998, 1997 and 1996                        17

         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           Years Ended June 30, 1998, 1997 and 1996                        18

         CONSOLIDATED STATEMENTS OF CASH FLOWS
           Years Ended June 30, 1998, 1997 and 1996                        19

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        21



DIRECTORS AND EXECUTIVE OFFICERS                                           38


SHAREHOLDER INFORMATION                                                    39

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

President's Message

Dear Shareholder:

It is a pleasure to report to you that FFW Corporation and its subsidiary, First Federal Savings Bank, have completed another successful year. We have now completed five years as a public company. This year was a record year in two ways. First, the earnings for fiscal year 1998 set a new record of $1.9 million or $1.36 per share. This represents an increase of 41.4% and 36.0% respectively over fiscal 1997. Second, the assets of the corporation at June 30, 1998 exceeded $203.0 million. This increase in assets represents $23.3 million or 12.9%.

During fiscal 1998, the company continued to grow aggressively aided by a strong loan demand and a stable economy. Because of the increased loan demand, the Loan Department at the Wabash office required additional staff and office space on the main floor. As a result, the second floor of the Wabash facility was expanded and remodeled to accommodate the back office departments. Additionally, First Federal installed Access Plus, a bank-by-phone system that offers the convenience of 24-hour banking from your car, your home, or anywhere a touch-tone phone is available. This new service provides increased access to our entire hometown banking services.

Your Board of Directors and Officers understand the importance of enhancing shareholder value and providing an acceptable return on your investment. To that end, the Board authorized the payment of a two-for-one stock split on December 31, 1997, and have consistently increased the dividends you earn on your FFW stock.

In conclusion, I would like to thank and recognize our dedicated employees for their service and dedication to First Federal and the communities they serve. I want to pay a special tribute to Chief Financial Officer Charles (Chuck) E. Redman, who, along with his wife Terri, were tragically killed in an automobile accident at the time this report was being prepared. Chuck was extremely dedicated and loyal to his family, the First Federal family, and to the Company. His experience, energy and friendship will be missed by everyone that knew him. I would also like to recognize and thank long time director Maynard E. Vollmer, who is retiring from the board. Maynard has been a faithful and dedicated board member for 30 years; his experience, expertise and advice has contributed greatly to the success of your company. To our valued customers who are vital to our growth, profitability, and success, we thank you for your continued support.

I invite you to review this Annual Report. We are proud of our history, our consistent growth, and our shareholder equity and income. We look forward to the upcoming year and every effort will be made to justify your continued confidence and support.



Sincerely,





/s/Nicholas M. George
---------------------
Nicholas M. George
President and Chief Executive Officer

Selected Consolidated Financial Information
                                                                            June 30,
---------------------------------------------------------------------------------------------------------------------------
                                                 1998           1997            1996          1995           1994
---------------------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands)
Selected Financial Condition Data:
Total assets                                  $203,311       $180,055       $150,467       $147,293      $122,480
Loans receivable, net                          139,394        114,159        100,529         92,475        77,688
Loans held for sale, net                            --             --            423            214         1,315
Securities available for sale                   50,293         40,450         40,566         34,983        38,153
Deposits                                       125,256        116,118         92,490         85,930        82,041
Total borrowings                                56,500         44,800         41,800         45,300        25,490
Stockholders' equity                            19,129         17,141         15,458         15,492        14,435
                                                                       Year Ended June 30,
---------------------------------------------------------------------------------------------------------------------------
                                                 1998           1997            1996          1995           1994
---------------------------------------------------------------------------------------------------------------------------
                                                            (In Thousands, except for per share data)
Selected Operations Data:
Total interest income                          $14,589        $12,224        $11,164         $9,409        $7,236
Total interest expense                           8,591          7,246          6,799          5,630         3,770
---------------------------------------------------------------------------------------------------------------------------
Net interest income                              5,998          4,978          4,365          3,779         3,466
Provision for loan losses                          705            120             95             34            24
---------------------------------------------------------------------------------------------------------------------------
  Net interest income after
    provision for loan losses                    5,293          4,858          4,270          3,745         3,442
Net realized gains on sales/calls
  of interest-earning assets                       371             45            146              9           230
Net unrealized gains (losses) on
  loans held for sale                               --              1             (1)            18           (61)
Unrealized loss on mortgage-
  backed security                                   --             --             --           (319)            -
Other noninterest income                           894            628            483            437           452
Noninterest expense                             (3,800)        (3,583)        (2,586)        (2,356)       (2,247)
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                       2,758          1,949          2,312          1,534         1,816
Income tax expense                                (858)          (605)          (726)          (435)         (468)
---------------------------------------------------------------------------------------------------------------------------
Net income                                      $1,900         $1,344         $1,586         $1,099        $1,348
===========================================================================================================================

Earnings per Common and Common
  Equivalent Shares:
Basic (1)                                        $1.36          $1.00         $1.11         $0.75           $0.89
Diluted (1)                                      $1.32          $0.97         $1.08         $0.74           $0.87
Dividends declared and paid
  per common share (1)                           $0.38          $0.32         $0.26         $0.23           $0.21
Dividend payout ratio                            27.94%         32.00%        23.42%        30.67%          23.60%

(1) Restated for 100% stock dividend.

Selected Consolidated Financial Information (continued)
                                                                       Year Ended June 30,
---------------------------------------------------------------------------------------------------------------------------
                                                 1998           1997            1996          1995           1994
---------------------------------------------------------------------------------------------------------------------------
Other Data:
Interest rate spread information:
  Average during period                          2.78%          2.69%          2.45%         2.36%          2.74%
  End of period                                  2.96           2.82           2.67          2.30           2.60
Net interest margin(1)                           3.31           3.25           3.06          2.99           3.45
Average interest-earning assets to
  average interest-bearing liabilities           1.11x          1.12x          1.13x         1.14x          1.19x
Non-performing assets (2) to total
  assets at end of period                         .43%           .16%           .06%          .09%           .08%
Equity-to-total assets (end of period)           9.41           9.52          10.27         10.52          11.79
Return on assets (ratio of net income
  to average total assets)                       1.00            .85           1.09           .85           1.31
Return on equity (ratio of net income
  to average equity)                            10.51           8.41           9.89          7.62           9.26
Equity-to-assets ratio (ratio of average
  equity to average total assets)                9.49          10.11          11.02         11.15          14.15
Number of full-service offices                   4              4              3             3              3

(1) Net interest income divided by average interest-earning assets.
(2) Includes non-accruing loans, accruing loans delinquent more than 90 days and foreclosed assets.






[GRAPHIC-GRAPH DEPICTING DIVIDENDS PAID PER SHARE]






                                    [GRAPHIC-GRAPH DEPICTING EARNINGS PER SHARE]

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

FINANCIAL CONDITION

The Company's total assets increased from $180.1 million at June 30, 1997 to $203.3 million at June 30, 1998, an increase of $23.2 million, or 12.9%. This increase was funded by an increase in deposits of $9.2 million, an increase in advances outstanding from Federal Home Loan Bank of Indianapolis (FHLB) of $6.7 million and an increase in due to brokers of $5.0 million. These funds, along with cash on hand, were used to originate loans, resulting in an increase in net loans of $25.2 million. An additional $1.0 million was invested in FHLMC preferred stock and an increase in government agencies and municipals of $8.9 million.

Total securities available for sale increased from $40.4 million at June 30, 1997 to $50.3 million at June 30, 1998. During fiscal 1998, state and municipal securities increased from $7.4 million at June 30, 1997 to $9.1 million at June 30, 1998 due to two purchases during the course of the year totaling $2.4 million. During fiscal 1998, management continued to diversify the investment portfolio by investing $1.0 million in a 5-year non-callable FHLMC preferred stock, of which the dividends are 70% excluded for tax purposes. Government agency securities increased from $6.0 million at June 30, 1997 to $13.2 million at June 30, 1998, which reflected the investment of the interest-bearing deposits at the end of June 30, 1997. The Company has net unrealized appreciation of $685,000, net of tax at June 30, 1998 for securities available for sale.

Mortgage-backed securities decreased from $18.9 million at June 30, 1997 to $18.3 million at June 30, 1998. This decrease was primarily due to the $355,000 proceeds from the sale of a privately issued mortgaged-backed security, which had previously been written down $319,000 in 1995. The sale of this security resulted in a gain on sale of $264,000.

Net loans increased $25.2 million, or 22.1%, from $114.2 million at June 30, 1997 to $139.4 million at June 30, 1998. The increases in the loan portfolio were comprised primarily of automobile, commercial, and mortgage loans which increased $11.2 million, $6.1 million, and $6.6 million, respectively, during fiscal 1998. The loan portfolio is comprised primarily of first mortgage loans secured by one-to-four family residential real estate located in the Company's market area. At June 30, 1998, first mortgage loans secured by one-to-four family real estate comprise $70.2 million, or 50.4% of the loan portfolio. The Company also had $7.3 million of commercial and multi-family real estate loans and $4.0 million of construction loans. The consumer loan portfolio included $33.8 million of automobile loans, $9.1 million of home equity and improvement loans, $12.9 million in commercial business loans and $4.1 million in other consumer loans at June 30, 1998.

Total deposits increased $9.2 million, or 7.9%, from $116.1 million at June 30, 1997 to $125.3 million at June 30, 1998. During fiscal 1998, passbook and checking accounts increased $2.1 million, or 3.8%, and certificates of deposit increased $7.0 million, or 11.7%. The increase resulted from increased commercial accounts and targeted pricing of short term certificates of deposit. Assuming interest rates remain at present levels during the next fiscal year, management anticipates that deposits will continue to increase above current levels. As a result, management will continue to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than across the board increases for all deposit products. If deposit growth lags behind loan demand, then an increase in FHLB advances may be necessary to fund the Company's lending and investment activities during fiscal 1999.


[GRAPHIC-PIE CHART DEPICTING LOAN MIX]




Total shareholders' equity increased $2.0 million to $19.1 million at June 30, 1998. The increase primarily resulted from net income of $1.9 million, $183,000 change in unrealized appreciation on securities available for sale, net of tax, $269,000 for the release of ESOP shares and $177,820 of proceeds from the exercise of stock options, which were offset by dividends paid of $542,000.

RESULTS OF OPERATIONS

Comparison of Years Ended June 30, 1998 and June 30, 1997

General. Net income for the year ended June 30, 1998 was $1.9 million, a increase of $556,000 compared to net income for the year ended June 30, 1997. The increase was primarily the result of an increase of $1.0 million in net interest income, which was partially offset by an increase of $217,000 in noninterest expense and an increase in income taxes of $252,000. Further details of the changes in these items are discussed below.

Net Interest Income. Net interest income increased $1.0 million, or 20.0%, from $5.0 million to $6.0 million for the year ended June 30, 1998. The increase in net interest income was due to an increase of $2.4 million in interest income, partially offset by an increase of $1.3 million in interest expense. The increase in net interest income was primarily a result of an increase in average interest-earning assets exceeding the increase in average interest-bearing liabilities and an improvement in net interest margin as discussed below.


[GRAPHIC-GRAPH DEPICTING NET INCOME]


Interest income increased $2.4 million, or 19.7 %, for fiscal 1998 compared to fiscal 1997 primarily due to an increase in the average balance of loans and investments. These increases exceeded the increases in the interest-bearing liabilities for the same period. To a lesser extent the increase in interest income resulted from an increase in the average rate on earning assets to 8.04% in fiscal 1998 from 7.98% in fiscal 1997.

Interest expense increased $1.4 million, or 19.4%, for fiscal 1998 compared to fiscal 1997 primarily due to an increase in the average balance of certificates of deposit and FHLB advances outstanding, partially offset by a decrease in the average rate on interest-bearing liabilities to 5.26% in fiscal 1998 from 5.29% in fiscal 1997. Management plans to continue using FHLB advances to fund loan growth if there is not sufficient deposit growth.

Provision for Loan Losses. The provision for loan losses increased $585,000 from $120,000 in fiscal 1997 to $705,000 in fiscal 1998. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses, and the changing composition of the total loan portfolio from one-to-four family to commercial and consumer loans. The inherent risk of commercial and consumer loans requires a higher level of provisions for loan losses. This year the Company has seen an increase in its non-performing loans and has been increasing and will continue to increase its loan loss allowance to deal with potential losses. The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic and regulatory conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies, which can order the establishment of additional general or specific allowances.

Noninterest Income. Noninterest income increased from $674,000 in fiscal 1997 to $1.3 million in fiscal 1998. This increase of $626,000 was primarily the result of increases of $264,000, $61,000, $61,000 and $220,000 in gains on sale of securities, gains on sale of loans, commission income, and service charges, respectively. The increase in service charges resulted from our increased transaction account activity from our South Whitley office, which was acquired in June of 1997. Management intends to continue to sell newly originated fixed-rate mortgage loans with maturities greater than 15 years. The loans to be sold are classified as held for sale at the date of origination. Management continues to price these loans based on rates offered by a government agency that purchases these products for the secondary market.

Noninterest Expense. Noninterest expense increased from $3.6 million in fiscal 1997 to $3.8 million in fiscal 1998. This increase of $200,000, or 5.6%, was primarily the result of increases in salaries and employee benefits of $391,000, amortization of goodwill and core deposit premium of $164,000, data processing expense of $80,000, correspondent bank charges of $64,000 and office occupancy of $63,000. These increases were partially offset by a decrease in SAIF deposit insurance premium of $613,000. The decrease in the SAIF deposit insurance premiums was related to the one time assessment of $556,000 paid in November 1996. The increase in salaries and employee benefits, office occupancy, amortization of goodwill and core deposit premium, data processing and correspondent bank charges was primarily the result of additional costs related to our branch in South Whitley, which was acquired in June of 1997.

Income Tax Expense. Income tax expense was $858,000 in fiscal 1998 compared to $606,000 in fiscal 1997, an increase of $252,000, or 41.6%. Income taxes increased primarily as a result of the tax effect of higher income before income taxes resulting primarily from the one time SAIF assessment in 1997.

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

Noninterest Expense. Noninterest expense increased from $2.6 million in fiscal 1996 to $3.6 million in fiscal 1997. This increase of $1.0 million, or 38.5%, was primarily the result of increases in SAIF deposit insurance premiums of $489,000, other expense of $133,000, and salaries and employee benefits of $277,000. The increase in SAIF deposit insurance premiums was related to the one time assessment of $556,000 paid in November 1996. The increase in salaries and employee benefits was primarily the result of increases in staff for a commercial loan department, and additional employees related to our new branch in South Whitley and normal salary increases. The increase in other expense was primarily due to costs related to the branch acquisition, and start up costs for our commercial loan department.

Income Tax Expense. Income tax expense was $606,000 in fiscal 1997 compared to $726,000 in fiscal 1996, a decrease of $120,000, or 16.6%. Income taxes decreased primarily as a result of the tax effect of lower income before income taxes resulting primarily from the one time SAIF assessment.

Asset and Liability Management and Market Risk

General - The principal market risk affecting the Company is interest-rate risk. The Company does not maintain a trading account for any class of financial instrument, and the Company is not affected by foreign currency exchange rate risk or commodity price risk.

The Company, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. One of the Company's principal financial objectives is to achieve long-term profitability while reducing and managing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure to its earnings to changes in market interest rates by managing asset and liability maturities and interest rates primarily by reducing the effective maturity of assets through the use of adjustable rate mortgage-backed securities and adjustable rate loans and by extending funding maturities through the use of other borrowings such as FHLB Advances.

Quantitative Aspects of Market Risk - As part of its efforts to monitor and manage interest rate risk, the Company uses the "net portfolio value" (NPV) methodology adopted by the OTS as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts, arising from an assumed 200 basis point increase or decrease in interest rates (whichever results in the greater pro forma decrease in NPV). Under OTS regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets.

The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The table presented here, as of March 31, 1998, is an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points and compared to the Company policy limits.


   Change in                                                                              NPV as % of Portfolio
 Interest Rates                         Net Portfolio Value                                   Value of Assets
   In Basis                 -----------------------------------------------            ---------------------------
     Points                                                                              NPV
(Rate Shock) (1)            $ Amount            $Change             %Change            Ratio            Change (1)
----------------            --------            -------             -------            -----            ----------
                                                     (Dollars in thousands)
       400                   $11,607            $(8,620)              (43)%              6.29%             (386)
       300                    13,994             (6,233)              (31)               7.43              (272)
       200                    16,311             (3,916)              (19)               8.49              (166)
       100                    18,450             (1,777)               (9)               9.42               (73)
     Static                   20,227                                                    10.15
      (100)                   22,446              2,219                11               11.05                90
      (200)                   25,246              5,019                25               12.16               201
      (300)                   28,676              8,449                42               13.47               332
      (400)                   32,894             12,667                63               15.02               487

(1) Expressed in basis points.


As illustrated in the table, the Company's NPV declines in a rising interest rate environment. Specifically, the table indicates that, at March 31, 1998, the Company's NPV was $17.5 million (or 8.91% of the market value of portfolio assets). Based upon the assumptions utilized, an immediate increase in market interest rates of 200 basis points would result in a $3.8 million or 22.00% decline in the Company's NPV and would result in a 168 basis point or 18.9% decline in the Company's NPV ratio to 7.23%. The percentage decline in the Company's NPV at March 31, 1998 was within the limit in the Company's Board-approved guidelines.

In evaluating the Company's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or period to repricing, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in case of an interest rate increase. Therefore, the actual effect of changing interest rates may differ from that presented in the foregoing table.

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating adjustable rate loans and purchasing adjustable rate mortgage-backed securities and by maintaining capital well in excess of regulatory requirements and by selling a portion of fixed rate one-to four-family real estate loans.

The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. There were no loans held for sale at June 30, 1998. The Company retains the servicing on loans sold in the secondary market and, at June 30, 1998, $25.9 million in such loans were being serviced for others.

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

The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the levels of short-term interest rates influence the results of operations. The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

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

                                                                   Year Ended June 30
---------------------------------------------------------------------------------------------------------------------------
                                Average     1998    Yield/     Average     1997    Yield/     Average     1996    Yield/
                                Balance   Interest   Rate      Balance   Interest   Rate      Balance   Interest   Rate
---------------------------------------------------------------------------------------------------------------------------
                                                            (Dollars in Thousands)
Interest-earning assets:
Loans receivable (1)           $127,127   $11,029    8.68%    $107,082    $ 9,197   8.59%    $ 97,473   $ 8,287    8.50%
  Securities (2) (3)             30,843     1,965    6.46       24,248      1,475   6.08       20,730     1,238    5.97
  Mortgage-backed
    securities (3)               18,732     1,427    7.84       18,781      1,445   7.69       19,432     1,425    7.33
  Interest-bearing
    deposits in other
    financial institutions        6,370       168    2.64        3,112        107   3.44        4,911       214    4.36
                               --------   -------             --------    -------            --------   -------
Total interest-earning
  assets                        183,072    14,589    8.01%     153,223     12,224   7.98%     142,546    11,164    7.83%
  Other assets                    7,398                          4,895                          2,959
Total assets                   $190,470                       $158,118                       $145,505

Interest-bearing liabilities:
  Money market
    accounts                    $ 1,022     $  26    2.54%      $  298       $  8   2.68%      $  295      $  7    2.37%
  NOW accounts                    7,040       132    1.88        4,242         84   1.98        3,926        78    1.99
  Passbook savings
    accounts                     42,983     1,817    4.23       40,982      1,772   4.32       41,682     1,841    4.42
  Certificates
    of deposit                   62,666     3,652    5.83       49,907      2,914   5.84       41,155     2,446    5.94
  FHLB advances                  49,543     2,964    5.98       41,470      2,468   5.95       39,296     2,427    6.18
                               --------   -------             --------    -------   ----     --------   -------    ----
Total interest-
  bearing liabilities           163,254     8,591    5.26%     136,899      7,246   5.29%     126,354     6,799    5.38%
                                          -------    ----                 -------   ----                -------    ----
  Other liabilities               9,133                          5,238                          3,115
                               --------                       --------                       --------
Total liabilities               172,387                        142,137                        129,469
Shareholders' equity             18,083                         15,981                         16,036
                               --------                       --------                       --------
Total liabilities and
  Shareholders' equity         $190,470                       $158,118                       $145,505
                               ========                       ========                       ========

Net interest income/
  interest rate spread                     $5,998    2.75%                 $4,978   2.69%                $4,365    2.45%
                                           ======    ====                  ======   ====                 ======    ====

Net interest margin (4)                              3.31%                          3.25%                          3.06%
                                                     ====                           ====                           ====

(1) Average outstanding balances include non-accruing loans. Interest on loans receivable includes fees. The inclusion of nonaccrual loans and fees does not have a material effect on either the average outstanding balance or the average yield.
(2)  Yields reflected have not been computed on a tax equivalent basis.
(3) Yields computed using the average fair value for securities available for sale.
(4)  Net interest income divided by average interest earning assets.

                                                                                  At June 30
---------------------------------------------------------------------------------------------------------------------------
                                                                1998                 1997              1996
---------------------------------------------------------------------------------------------------------------------------
Weighted average rate on:
   Loans receivable (1)                                         8.67%                8.72%              8.57%
   Securities (2)                                               6.09                 6.10               5.96
   Mortgage-backed securities                                   7.84                 7.79               7.14
   Interest-bearing deposits in other
    financial institutions                                      5.06                 6.27               4.83
   Combined weighted average yield
    on interest-earning assets                                  8.18                 8.05               7.89
Weighted average rate paid on:
   Money market accounts                                        4.04                 2.60               2.42
   NOW accounts                                                 1.85                 1.96               1.99
   Passbook savings accounts                                    4.21                 4.23               4.29
   Certificates of deposit                                      5.77                 5.78               5.74
   FHLB advances                                                5.82                 5.94               5.92
   Combined weighted average rate paid
    on interest-bearing liabilities                             5.22                 5.23               5.22
   Spread                                                       2.96                 2.82               2.67

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

                                                                     Year Ended June 30,
                                         --------------------------------------------------------------------------
                                                  1998 vs. 1997                           1997 vs. 1996
                                         ----------------------------------     -----------------------------------
                                              Increase                                 Increase
                                             (Decrease)                                (Decrease)
                                               Due to              Total                 Due to             Total
                                         -----------------       Increase       ------------------        Increase
                                         Volume       Rate       (Decrease)      Volume       Rate       (Decrease)
-------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
   Loans receivable (1)                  $1,738       $ 94         $1,832          $825       $  85        $  910
   Securities                               393         98            491           214          23           237
   Mortgage-backed securities               (45)        26            (19)          (49)         69            20
   Interest-bearings deposits
      in other financial institutions        79        (18)            61           (68)        (39)         (107)
-------------------------------------------------------------------------------------------------------------------
Total interest-earning assets            $2,165       $200         $2,365          $922       $ 138        $1,060
===================================================================================================================

Interest-bearing liabilities:
   Money market accounts                    $18        $--            $18           $--         $ 1          $  1
   NOW accounts                              53         (5)            48             6          --             6
   Passbook savings accounts                 85        (40)            45           (31)        (38)          (69)
   Certificates of deposit                  744         (6)           738           512         (44)          468
   FHLB advances                            483         13            496           131         (90)           41
-------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities       $1,383       $(38)        $1,345          $618       $(171)       $  447
===================================================================================================================

Net interest income                                                $1,020                                  $  613
===================================================================================================================

(1)  Includes the impact of non-accruing loans and loan fees.

Asset Quality

Total non-performing assets increased to $873,000 at June 30, 1998 compared to $281,000 at June 30, 1997. The ratio of non-performing assets to total assets at June 30, 1998 was .43% compared to .16% at June 30, 1997. Included in non-performing assets at June 30, 1998 were five one-to-four family mortgage loans totaling $521,000 and 21 consumer loans totaling $193,000. Repossessed assets totaled $160,000 at June 30, 1998.

In addition to the non-performing assets listed above, as of June 30, 1998 and 1997, there was $1.7 million and $1.5 million, respectively, in net loans designated by the Bank as "of concern" due to management's doubts as to the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 1998, $802,000 of loans were classified as special mention, $1.6 million as substandard, $30,000 as doubtful and $25,000 as loss. As of June 30, 1997, $802,000 were classified as special mention, $899,000 as substandard, $82,000 as doubtful and none as loss.

The increases for non-performing and substandard loans were primarily due to four borrowers with first and second mortgages, which totaled $563,000, and were classified as substandard and non-performing. Foreclosure proceedings have begun against these borrowers. We believe the loan loss allowance will cover any potential loss on these loans and we do not anticipate any material losses.

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

The standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulations at 4%, of which 1% must be comprised of short-term investments (i.e. generally with a term of less than one year). At June 30, 1998, the Bank's liquidity ratio was 12.05%, of which 6.83% was comprised of short-term investments.

Year Ended June 30, 1998. During the year ended June 30, 1998 there was a net decrease of $12.7 million in cash and cash equivalents. Major sources of cash during the year were an increase in deposits of $9.1 million and proceeds from sales of loans held for sale provided $9.2 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash included funding an increase of $26.0 million in the loan portfolio, net purchases of $10.0 million in securities available for sale and originations of $9.0 million of loans to be sold in the secondary market.

Year Ended June 30, 1997. During the year ended June 30, 1997 there was a net increase of $14.3 million in cash and cash equivalents. Another major source of cash during the year was an increase in deposits of $23.6 million of which $17.1 million was the result of the acquisition of the NBD Bank branch in South Whitley, Indiana on June 13, 1997. In addition, proceeds from sales of loans held for sale provided $3.7 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash included funding an increase of $13.6 million in the loan portfolio, purchase of $500,000 in FHLMC preferred stock and originations of $3.2 million of loans to be sold in the secondary market.

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

Major uses of cash during the year which offset the sources of cash included funding an increase of $8.1 million in the loan portfolio, purchasing $5.0 million in a callable FHLB bond and $4.0 million in FHLMC preferred stock and originations of $6.9 million of loans to be sold in the secondary market.

Borrowings may be used as a source of funds to offset reductions in other sources of funds such as deposits and to assist in asset/liability management. Management believes that a diversified blend of borrowings from the FHLB offers flexibility and is an important tool to be used in the balanced growth of the Company. As such, borrowings out-
standing at June 30, 1998 consist of advances from the FHLB totaling $51.5 million and due to brokers of $5.0 million. Also, the Company had commitments to fund loan originations, unused lines of credit and standby lines of credit with borrowers of $12.0 million at June 30, 1998. In the opinion of management, the Company has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

Pursuant to federal law, thrift institutions must meet a 1.5% tangible capital requirement, a 4% core capital requirement and an 8% total risk-based capital to risk weighted assets requirement. At June 30, 1998, the Bank exceeded all fully phased in capital requirements. Tangible and core capital totaled $13.8 million, or 6.9% of adjusted total assets (as defined by regulation) and risk-based capital totaled $14.7 million, or 12.1% of risk-weighted assets (as defined by regulation). See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding capital requirements applicable to the Bank.

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

YEAR 2000 CONSIDERATIONS

The Board of Directors and management view the year 2000-date (Y2K) issue as a potentially serious interruption to the conduct of our day to day operations. To alleviate this potential interruption, the bank has formed a year 2000 committee that consists of the Senior Vice-President/Treasurer, Vice-President of Operations and our computer technician. This committee reports to the Board at least quarterly about the status and progress of our Y2K plan.

Our Y2K action plan covers five areas; awareness of the problem, inventory & assessment of hardware and software for Y2K problems, renovation of necessary systems, validation of testing plans and implementation of system changes. At the time of this report we have completed the first two steps of the plan and are working on the next two steps. We anticipate that we will be through the testing phase by the end of 1998 and will have implementation completed by the middle of 1999. Our major Y2K system critical function lies with our third party data processing center, BISYS. BISYS is working closely with their clients and we believe that they will be Y2K compliant before the middle of the 1999 deadline. They have conducted most of their testing, and we will be testing their results on our system by the end of 1998.

The training, hardware and software costs for Y2K have been preliminarily budgeted at $100,000. All of the costs for training and software are being expensed as incurred. Hardware cost will be capitalized and expensed under our fixed asset guidelines. While we believe this amount will be sufficient to complete the requirements of becoming Y2K compliant, it is an estimate. As such, we will review our budget monthly to help ensure that we have allocated sufficient resources to this project. Any deviations to the preliminary budget will be reported to the Board of Directors.

The impact on the Company for Y2K risk are many and include, but are not limited to, the risk of insufficient liquidity, communication loss, power loss and the inability to process customer data. The potential impact to the profitability of the Company related to these risks and those not yet identified cannot be measured or known at this time.

At the time of this report the Company had not finalized a contingency plan. However, the contingency plan when completed will address those risks that have been identified and how to minimize those risks. The contingency plan is scheduled to be completed before we hold our annual meeting.

Report of Independent Auditors






Board of Directors and Shareholders
FFW Corporation
Wabash, Indiana



We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.




                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
August 14, 1998

                                                  FFW Corporation
                                            Consolidated Balance Sheets
                                              June 30, 1998 and 1997


                                                                                       1998              1997
                                                                                   ------------      ------------
ASSETS
Cash and due from financial institutions                                            $ 4,023,917       $ 1,620,716
Interest-bearing deposits in other financial
   institutions - short-term                                                            386,435        15,499,898
         Total cash and cash equivalents                                              4,410,352        17,120,614

Securities available for sale                                                        50,293,229        40,449,698
Loans receivable, net of allowance for loan losses
   of $982,532 in 1998 and $571,751 in 1997                                         139,393,692       114,158,745
Federal Home Loan Bank stock, at cost                                                 2,757,200         2,397,600
Accrued interest receivable                                                           1,428,927         1,123,623
Premises and equipment, net                                                           2,205,458         1,926,910
Investment in limited partnership                                                       704,990           749,952
Other assets                                                                          2,117,415         2,128,339
                                                                                   ------------      ------------
         Total assets                                                              $203,311,263      $180,055,481
                                                                                   ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Deposits
      Noninterest-bearing demand                                                    $ 6,935,426       $ 5,751,478
      Savings, NOW and MMDA                                                          51,485,630        50,529,826
      Other time                                                                     66,835,247        59,837,170
                                                                                   ------------      ------------
         Total deposits                                                             125,256,303       116,118,474
   Other borrowings                                                                  56,500,000        44,800,000
   Obligation relative to limited partnership                                           300,000           712,500
   Accrued interest payable                                                             204,036           157,521
   Accrued expenses and other liabilities                                             1,922,197         1,125,700
                                                                                   ------------      ------------
      Total liabilities                                                             184,182,536       162,914,195

Shareholders' equity
   Preferred stock, $.01 par value; 500,000 shares
      authorized; none issued and outstanding                                                --                 --
   Common stock, $.01 par value; 2,000,000 shares authorized;
      shares issued: 1,775,096 - 1998 and 869,766 - 1997;
      shares outstanding: 1,458,032 - 1998 and 711,234 - 1997                            17,751             8,698
   Additional paid-in capital                                                         8,793,133         8,439,565
   Retained earnings substantially restricted                                        12,468,144        11,119,378
   Net unrealized appreciation (depreciation) on securities available
      for sale, net of tax of $489,649 in 1998 and $405,385 in 1997                     685,432           502,183
   Unearned Employee Stock Ownership Plan shares                                       (151,748)         (244,553)
   Treasury stock at cost, 317,064 - 1998 and 158,532 - 1997,
      common shares                                                                  (2,683,985)       (2,683,985)
                                                                                   ------------      ------------
         Total shareholders' equity                                                  19,128,727        17,141,286
                                                                                   ------------      ------------
         Total liabilities and shareholders' equity                                $203,311,263      $180,055,481
                                                                                   ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

                                                  FFW Corporation
                                         Consolidated Statements of Income
                                     Years ended June 30, 1998, 1997 and 1996


                                                                        1998             1997             1996
                                                                     -----------     -----------      -----------
Interest and dividend income
   Loans receivable, including fees                                  $11,028,576     $ 9,197,093      $ 8,287,276
   Taxable securities                                                  2,978,403       2,465,026        2,118,899
   Nontaxable securities                                                 413,504         455,056          544,165
   Other                                                                 168,410         106,640          213,832
                                                                     -----------     -----------      -----------
         Total interest and dividend income                           14,588,893      12,223,815       11,164,172

Interest expense
   Deposits                                                            5,626,941       4,777,282        4,371,748
   Federal Home Loan Bank advances                                     2,964,036       2,468,441        2,427,205
                                                                     -----------     -----------      -----------
         Total interest expense                                        8,590,977       7,245,723        6,798,953
                                                                     -----------     -----------      -----------

Net interest income                                                    5,997,916       4,978,092        4,365,219

Provision for loan losses                                                705,000         120,000           95,153
                                                                     -----------     -----------      -----------

Net interest income after provision for
   loan losses                                                         5,292,916       4,858,092        4,270,066

Noninterest income
   Net realized gains on sales/calls
      of securities available for sale                                   266,215           2,024           59,779
   Net realized gains on sales of loans held for sale                    104,148          43,341           86,039
   Net unrealized gains (losses) on loans
      held for sale                                                           --             639             (639)
   Commission income                                                     215,051         154,213          106,710
   Service charges and fees                                              551,211         331,057          267,664
   Other income                                                          127,859         142,835          108,598
                                                                     -----------     -----------      -----------
         Total noninterest income                                      1,264,484         674,109          628,151

Noninterest expense
   Salaries and employee benefits                                      1,892,039       1,501,292        1,224,121
   Occupancy and equipment expense                                       332,894         269,638          255,855
   SAIF deposit insurance premium                                        113,521         726,684          238,033
   Correspondent bank charges                                            211,420         147,581          140,533
   Data processing expense                                               365,522         285,754          231,322
   Printing, postage and supplies                                        192,935         163,820          140,971
   Amortization of goodwill & core deposit premium                       164,474              --               --
   Other expense                                                         527,184         488,005          355,210
                                                                     -----------     -----------      -----------
         Total noninterest expense                                     3,799,989       3,582,774        2,586,045
                                                                     -----------     -----------      -----------

Income before income taxes                                             2,757,411       1,949,427        2,312,172

Income tax expense                                                       857,743         605,767          725,991
                                                                     -----------     -----------      -----------

Net income                                                           $ 1,899,668     $ 1,343,660      $ 1,586,181
                                                                     ===========     ===========      ===========

Earnings per common and common
   equivalent share
      Basic earnings per common share                                $      1.36     $      1.00      $      1.11
      Diluted earnings per common share                              $      1.32     $      0.97      $      1.08


The accompanying notes are an integral part of these consolidated financial statements.

                                                           FFW Corporation
                                     Consolidated Statements of Changes in Stockholders' Equity
                                              Years ended June 30, 1998, 1997 and 1996
                                                                                                         Net
                                                                                                    Unrealized
                                                                                                   Appreciation          Unearned
                                                                                                  (Depreciation)          Employee
                                                                                                   on Securities           Stock
                                                                   Additional                         Available          Ownership
                                                     Common         Paid-In         Retained          for Sale,             Plan
                                                      Stock         Capital         Earnings          Net of Tax           Shares
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995 ...................     $      8,484     $  8,007,476     $  9,014,804      $    (61,618)     $   (412,064)
Cash dividends declared on common
 stock - $0.26 per share ...................             --               --           (382,075)             --                --
17,117 shares committed to be released
 under the ESOP ............................             --             73,100             --                --              80,875
Amortization of MRP contribution ...........             --               --               --                --                --
Purchase of 139,764 shares of treasury stock             --               --               --                --                --
Issuance of 10,392 shares of common stock
 due to exercise of stock options ..........               52           51,908             --                --                --
Net change in unrealized appreciation
 (depreciation) on securities available for
 sale, net of tax of ($69,436) .............             --               --               --            (141,665)             --
Net income for year ended June 30, 1996 ....             --               --          1,586,181              --                --
                                                 ------------     ------------     ------------      ------------      ------------

Balance at June 30, 1996 ...................            8,536        8,132,484       10,218,910          (203,283)         (331,189)
Cash dividends declared on common
 stock - $0.32 per share ...................             --               --           (443,192)             --                --
17,117 shares committed to be released
 under the ESOP ............................             --            145,503             --                --              86,636
Amortization of MRP contribution ...........             --               --               --                --                --
Purchase of 32,000 shares of treasury stock              --               --               --                --                --
Issuance of 32,348 shares of common stock
 due to exercise of stock options ..........              162          161,578             --                --                --
Net change in unrealized appreciation
 (depreciation) on securities available for
 sale, net of tax of $474,821 ..............             --               --               --             705,466              --
Net income for year ended June 30, 1997 ....             --               --          1,343,660              --                --
                                                 ------------     ------------     ------------      ------------      ------------

Balance at June 30, 1997 ...................            8,698        8,439,565       11,119,378           502,183          (244,553)
Cash dividends declared on common
 stock - $0.38 per share ...................             --               --           (542,101)             --                --
17,117 shares committed to be released
 under the ESOP ............................             --            176,000             --                --              92,805
100% stock dividend ........................            8,801             --             (8,801)             --                --
Issuance of 35,564 shares of common stock
 due to exercise of stock options ..........              252          177,568             --                --                --
Net change in unrealized appreciation
 (depreciation) on securities available for
 sale, net of tax of $84,263 ...............             --               --               --             183,249              --
Net income for year ended June 30, 1998 ....             --               --          1,899,668              --                --
                                                 ------------     ------------     ------------      ------------      ------------

Balance at June 30, 1998 ...................     $     17,751     $  8,793,133     $ 12,468,144      $    685,432      $   (151,748)
                                                 ============     ============     ============      ============      ============

                                                    Unearned
                                                   Management
                                                   Retention                             Total
                                                      Plan           Treasury       Shareholders'
                                                     Shares            Stock            Equity
                                                 ------------      ------------      ------------
Balance at June 30, 1995 ...................     $    (56,678)     $ (1,008,836)     $ 15,491,568
Cash dividends declared on common
 stock - $0.26 per share ...................             --                --            (382,075)
17,117 shares committed to be released
 under the ESOP ............................             --                --             153,975
Amortization of MRP contribution ...........           43,599              --              43,599
Purchase of 139,764 shares of treasury stock             --          (1,345,400)       (1,345,400)
Issuance of 10,392 shares of common stock
 due to exercise of stock options ..........             --                --              51,960
Net change in unrealized appreciation
 (depreciation) on securities available for
 sale, net of tax of ($69,436) .............             --                --            (141,665)
Net income for year ended June 30, 1996 ....             --                --           1,586,181
                                                 ------------      ------------      ------------

Balance at June 30, 1996 ...................          (13,079)       (2,354,236)       15,458,143
Cash dividends declared on common
 stock - $0.32 per share ...................             --                --            (443,192)
17,117 shares committed to be released
 under the ESOP ............................             --                --             232,139
Amortization of MRP contribution ...........           13,079              --              13,079
Purchase of 32,000 shares of treasury stock              --            (329,749)         (329,749)
Issuance of 32,348 shares of common stock
 due to exercise of stock options ..........             --                --             161,740
Net change in unrealized appreciation
 (depreciation) on securities available for
 sale, net of tax of $474,821 ..............             --                --             705,466
Net income for year ended June 30, 1997 ....             --                --           1,343,660
                                                 ------------      ------------      ------------

Balance at June 30, 1997 ...................             --          (2,683,985)       17,141,286
Cash dividends declared on common
 stock - $0.38 per share ...................             --                --            (542,101)
17,117 shares committed to be released
 under the ESOP ............................             --                --             268,805
100% stock dividend ........................             --                --                --
Issuance of 35,564 shares of common stock
 due to exercise of stock options ..........             --                --             177,820
Net change in unrealized appreciation
 (depreciation) on securities available for
 sale, net of tax of $84,263 ...............             --                --             183,249
Net income for year ended June 30, 1998 ....             --                --           1,899,668
                                                 ------------      ------------      ------------

Balance at June 30, 1998 ...................     $       --        $ (2,683,985)     $ 19,128,727
                                                 ============      ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

                                                  FFW Corporation
                                       Consolidated Statements of Cash Flows
                                     Years ended June 30, 1998, 1997 and 1996

                                                                        1998             1997             1996
                                                                     -----------     -----------      -----------
Cash flows from operating activities
   Net income                                                        $ 1,899,668     $ 1,343,660      $ 1,586,181
   Adjustments to reconcile net income to net cash
      from operating activities
      Depreciation and amortization, net of accretion                    (80,662)         89,006          114,705
      Provision for loan losses                                          705,000         120,000           95,153
      Equity in loss of investment in limited partnership                 44,962              48               --
      Net (gains) losses on sales of:
         Securities available for sale                                  (266,215)         (2,024)         (59,779)
         Loans held for sale                                            (104,148)        (43,341)         (86,039)
         Foreclosed real estate owned and repossessed assets              13,901          (4,783)          48,514
      Net unrealized (gains) losses on loans held for sale                    --            (639)             639
      Originations of loans held for sale                             (9,045,410)     (3,183,214)      (6,913,224)
      Proceeds from sales of loans held for sale                       9,149,558       3,650,555        6,789,253
      ESOP expense                                                       268,805         232,139          153,975
      Amortization of MRP contribution                                        --          13,079           43,599
      Net change in accrued interest receivable                         (305,304)        (21,012)        (129,935)
      Net change in other assets                                        (127,251)       (208,073)          (7,367)
      Amortization of goodwill and core deposit intangibles              164,474              --               --
      Net change in accrued interest payable, accrued
         expenses and other liabilities                                  758,749         147,137          147,485
                                                                     -----------     -----------      -----------
         Net cash from operating activities                            3,076,127       2,132,538        1,783,160

Cash flows from investing activities
   Net change in interest-bearing deposits
      in other financial institutions - long-term                             --         362,664           16,336
   Proceeds from:
      Sales/calls of securities available for sale                    19,407,977         377,024        1,595,398
      Calls of securities held to maturity                                    --              --          500,000
      Maturities of securities available for sale                        600,000       1,060,000        3,252,000
      Maturities of securities held to maturity                               --              --          300,000
   Purchase of:
      Securities available for sale                                  (29,770,835)       (690,200)      (7,161,658)
      Securities held to maturity                                             --              --       (5,000,000)
      Federal Home Loan Bank stock                                      (359,600)             --          (57,200)
   Principal collected on mortgage-backed securities                     691,510         594,865          770,030
   Net change in loans receivable                                    (26,445,499)    (13,732,583)      (8,150,023)
   Purchases of premises and equipment, net                             (436,341)       (234,855)        (453,024)
   Investment in limited partnership                                    (412,500)        (37,500)              --
   Cash received for net liabilities assumed in
      acquisition of branch                                                   --      15,300,519               --
   Proceeds from sales of foreclosed real estate
      and repossessed assets                                             465,351         315,344          113,735
                                                                     -----------     -----------      -----------
      Net cash from investing activities                             (36,259,937)      3,315,278      (14,274,406)

The accompanying notes are an integral part of these consolidated financial statements.

                                                  FFW Corporation
                                 Consolidated Statements of Cash Flows (continued)
                                     Years ended June 30, 1998, 1997 and 1996


                                                                        1998             1997             1996
                                                                     -----------     -----------      -----------
Cash flows from financing activities
   Net change in deposits                                            $ 9,137,829     $ 6,495,792      $ 6,560,253
   Proceeds from other borrowings                                     52,975,956      37,500,000       27,300,000
   Repayment of other borrowings                                     (41,275,956)    (34,500,000)     (30,800,000)
   Proceeds from exercise of stock options                               177,820         161,740           51,960
   Purchase of treasury stock                                                 --        (329,749)      (1,345,400)
   Cash dividends paid                                                  (542,101)       (443,192)        (382,075)
                                                                     -----------     -----------      -----------
      Net cash from financing activities                              20,473,548       8,884,591        1,384,738
                                                                     -----------     -----------      -----------
Net change in cash and cash equivalents                              (12,710,262)     14,332,407      (11,106,508)

Cash and cash equivalents at beginning of period                      17,120,614       2,788,207       13,894,715
                                                                     -----------     -----------      -----------

Cash and cash equivalents at end of period                           $ 4,410,352     $17,120,614      $ 2,788,207
                                                                     ===========     ===========      ===========

Supplemental disclosures of cash flow information
   Cash paid during the period for
      Interest                                                       $ 8,544,462     $ 7,238,694      $ 6,795,414
      Income taxes                                                   $   895,000     $   526,000      $   620,238

Supplemental schedule of non-cash investing activities
Transfer from:
   Securities held to maturity to securities
      available for sale                                             $        --     $        --      $15,194,732

Increases related to branch acquisition and
   purchase accounting adjustments:
   Loans, net                                                        $        --     $    16,750      $        --
   Premises and equipment, net                                                --         132,320               --
   Core deposit intangibles                                                   --         447,000               --
   Goodwill                                                                   --       1,248,030               --
   Other liabilities                                                          --          12,048               --
   Deposits                                                                   --      17,132,571               --

The accompanying notes are an integral part of these consolidated financial statements.

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include FFW Corporation (the Company), and its wholly-owned subsidiaries, First Federal Savings Bank of Wabash (the Bank) and FirstFed Financial of Wabash, Incorporated. All significant inter-company transactions and balances have been eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is the origination of commercial and residential real estate loans in Wabash County and the surrounding areas. Loans secured by real estate mortgages comprise approximately 57% of the loan portfolio at June 30, 1998.

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans and intangible assets, the carrying value of loans held for sale, the value of mortgage servicing rights, the accrued liability for deferred compensation, the fair value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, the classification and carrying value of loans held for sale, the fair value of stock options and the fair value of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash Flow Reporting: For reporting cash flows, cash and cash equivalents include cash on hand, due from financial institutions and interest-bearing deposits in other financial institutions - short-term. Net cash flows are reported for customer loan and deposit transactions and interest-bearing deposits in other financial institutions - long-term.

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

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. There was one foreclosed property at June 30, 1998, and no foreclosed real estate held at June 30, 1997.

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Intangible Assets: Intangible assets arising from the acquisition of the NBD Bank, N.A., South Whitley Branch (the Branch), on June 13, 1997, include goodwill and core deposit intangibles. Goodwill represents the excess of the purchase price over the net value of tangible assets acquired and related core deposit intangibles identified. Goodwill is being amortized on a straight-line basis for a period of 15 years. The core deposit intangibles are being amortized on an accelerated basis for a period of 10 years, which represents the estimated life of the deposits acquired. As of June 30, 1998, unamortized goodwill totaled $1,165,000 and unamortized core deposit intangibles totaled $366,000.

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

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 12.

Earnings and Dividends Per Common Share: Basic and diluted earnings per common share are computed under a new accounting standard effective beginning with the quarter ended December 31, 1997. All prior earnings per common share amounts have been restated to be comparable. Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan ("RRP") shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock options and nonvested shares issued under the RRP. Earnings and dividends per common share are restated for all stock splits and dividends.

Stock Split: Common share amounts and market values and price per share disclosures related to stock repurchase programs, stock-based compensation plans and earnings and dividends per share disclosures have been restated for the two-for-one stock split effected in the form of a 100% stock dividend which was declared on November 25, 1997 and paid on December 31, 1998. Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the market value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

Reclassifications: Certain amounts in the 1997 and 1996 financial statements were reclassified to conform with the 1998 presentation.


NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                                                  Year ended June 30,
                                                                         1998            1997             1996
                                                                     -----------     -----------      -----------
Basic Earnings Per Common Share
   Numerator
      Net income                                                     $ 1,899,668     $ 1,343,660      $ 1,586,181
                                                                     ===========     ===========      ===========
   Denominator
      Weighted average common shares
         outstanding                                                   1,449,938       1,411,099        1,532,856
      Less: Average unallocated ESOP shares                              (51,352)        (68,468)         (85,584)
      Less: Average nonvested RRP shares                                      --              --          (12,125)
                                                                     -----------     -----------      -----------
   Weighted average common shares
         outstanding for basic earnings per
         common share                                                  1,398,586       1,342,631        1,435,147
                                                                     ===========     ===========      ===========

Basic earnings per common share                                      $      1.36     $      1.00      $      1.11
                                                                     ===========     ===========      ===========


                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE (continued)

                                                                                 Year ended June 30,
                                                                         1998            1997             1996
                                                                     -----------     -----------      -----------
Diluted Earnings Per Common Share
   Numerator
      Net income                                                     $ 1,899,668     $ 1,343,660      $ 1,586,181
                                                                     ===========     ===========      ===========
   Denominator
      Weighted average common shares
         outstanding for basic earnings per
         common share                                                  1,398,586       1,342,631        1,435,147
      Add: Dilutive effects of average nonvested
         RRP shares                                                           --              --            6,826
      Add: Dilutive effects of assumed exercises
         of stock options                                                 41,593          49,023           27,478
                                                                     -----------     -----------      -----------

   Weighted average common shares
      and dilutive potential common shares
      outstanding                                                      1,440,179       1,391,654        1,469,451
                                                                     ===========     ===========      ===========

   Diluted earnings per common share                                 $      1.32     $       .97      $      1.08
                                                                     ===========     ===========      ===========

Stock options for 8,000 shares of common stock, granted during the year ended June 30, 1997, were not considered in computing diluted earnings per common share for the year ended June 30, 1997 because they were antidilutive.

NOTE 3 - SECURITIES

At June 30, securities were as follows:

                                                                        Gross            Gross
                                                     Amortized       Unrealized       Unrealized         Fair
                                                       Cost             Gains           Losses           Value
                                                    -----------      -----------       --------       -----------
Available for sale 1998
   U.S. government and agency                       $13,166,099      $    19,527       $       --     $13,185,626
   State and municipal                                8,905,135          205,283           (8,462)      9,101,956
   Other                                                237,716            4,663               --         242,379
   Mortgage backed                                   17,551,985          759,441          (16,133)     18,295,293
   Equity                                             9,257,214          296,855          (86,094)      9,467,975
                                                    -----------      -----------       --------       -----------
                                                    $49,118,149      $ 1,285,769       $ (110,689)    $50,293,229
                                                    ===========      ===========       ==========     ===========

Available for sale 1997
   U.S. government and agency                       $ 6,000,000      $        --       $  (19,663)    $ 5,980,337
   State and municipal                                7,244,059          198,770          (29,695)      7,413,134
                                                    -----------      -----------       --------       -----------
      Other                                             239,749            6,364               --         246,113
      Mortgage backed                                18,217,843          668,318          (23,995)     18,862,166
      Equity                                          7,840,479          153,750          (46,281)      7,947,948
                                                    -----------      -----------       --------       -----------
                                                    $39,542,130      $ 1,027,202       $ (119,634)    $40,449,698
                                                    ===========      ===========       ==========     ===========

Contractual maturities of debt securities at June 30, 1998 were as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations. Securities not due at a single maturity date are shown separately.

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 3 - SECURITIES (continued)

                                                    Amortized          Fair
                                                      Cost             Value
                                                   -----------      -----------
Due in one year or less                            $ 8,071,201      $ 8,072,854
Due from one to five years                           6,256,049        6,422,004
Due from five to ten years                           7,861,700        7,906,665
Due after ten years                                    120,000          128,438
Mortgage backed                                     17,551,985       18,295,293
Equities                                             9,257,214        9,467,975
                                                   -----------      -----------
                                                   $49,118,149      $50,293,229
                                                   ===========      ===========

Sales/calls of securities available for sale for the years ended June 30 were:


                                        1998             1997             1996
                                    -----------      ----------      -----------
   Sales                            $ 9,356,977      $  377,024      $ 1,595,398
   Calls                             10,051,000              --               --
   Gross gains                          266,215           2,024           59,369


Calls of securities held to maturity for the years ended June 30 were:


   Proceeds                         $--              $       --      $   500,000
   Gross gains                       --                      --              410


The June 30, 1995 balance of mortgage-backed securities was reduced by $318,900 to reflect an other than temporary decline in the fair value of a security. Collateral for this security was multi-family mortgage obligations primarily located in Southern California. The decline in the fair value of the security was due to increased delinquency in the underlying loans and a decline in the cash reserve fund and losses incurred on foreclosed real estate. On April 29, 1998 this security was sold and a gain on sale of $264,028 was recognized from the previously written down balance.

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable as of June 30 were as follows:

                                                       1998             1997
                                                   -----------      -----------

Mortgage loans (principally conventional)
   Principal
      Secured by one-to-four family residences     $70,243,040      $64,921,190
      Secured by other properties                    7,272,108        6,425,510
      Construction                                   3,990,770        2,974,100
                                                   -----------      -----------
                                                    81,505,918       74,320,800

   Undisbursed portion of construction loans        (1,715,762)      (1,134,371)
      Net deferred loan origination fees               (47,280)         (63,059)
                                                   -----------      -----------
         Total mortgage loans                       79,742,876       73,123,370

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 4 - LOANS RECEIVABLE, NET (continued)
                                                  1998               1997
                                              ------------       ------------

Consumer and other loans
   Principal
      Automobile                              $ 33,813,611       $ 22,625,031
      Manufactured home                            301,445            350,293
      Home equity and improvement                9,104,988          6,969,879
      Commercial                                12,945,444          6,812,814
      Other                                      3,822,697          4,422,631
                                              ------------       ------------
                                                59,988,185         41,180,648
      Net deferred loan origination costs          645,163            426,478
                                              ------------       ------------
         Total consumer and other loans         60,633,348         41,607,126

Less allowance for loan losses                    (982,532)          (571,751)
                                              ------------       ------------

                                              $139,393,692       $114,158,745
                                              ============       ============

Activity in the allowance for loan losses for the years ended June 30 is as follows:

                                        1998            1997             1996
                                      --------        --------         --------
      Beginning balance               $571,751        $553,440         $483,780
      Provision for loan losses        705,000         120,000           95,153
      Charge-offs                     (331,702)       (184,797)         (79,520)
      Recoveries                        37,483          83,108           54,027
                                      --------        --------         --------
      Ending balance                  $982,532        $571,751         $553,440
                                      ========        ========         ========

At June 30, 1998 and 1997, no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered to be impaired as of or for the years ended June 30, 1998 or 1997.

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets in the balance sheets. These loans totaled $25,861,772 and $21,397,561 at June 30, 1998 and 1997. Related escrow deposit balances were $56,700 and $34,000 at June 30, 1998 and 1997.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 were as follows:

                                                       1998             1997
                                                   -----------      -----------

   Land                                            $   350,121      $   267,999
   Buildings                                         2,063,539        1,914,153
   Furniture, fixtures and equipment                   815,480          639,072
                                                   -----------      -----------
      Total cost                                     3,229,140        2,821,224
   Less accumulated depreciation                    (1,023,682)        (894,314)
                                                   -----------      -----------
                                                   $ 2,205,458      $ 1,926,910
                                                   ===========      ===========

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 7 - DEPOSITS

Deposit  accounts  individually   exceeding  $100,000  totaled  $27,940,314  and
$20,253,000 at June 30, 1998 and 1997.

At June 30, 1998, stated maturities of certificates of deposit were:

                  1999                                   $43,399,983
                  2000                                    15,492,801
                  2001                                     3,954,973
                  2002                                     1,710,414
                  2003 and thereafter                      2,277,076
                                                         -----------
                                                         $66,835,247
                                                         ===========

NOTE 8 - OTHER BORROWINGS

Federal Home Loan Bank (FHLB) advances total $51,500,000 at June 30, 1998. The majority of the advances have fixed interest rates ranging from 5.32% to 7.94% and the scheduled maturities during the years ended June 30 were as follows:

                  1999                                   $28,000,000
                  2000                                     5,000,000
                  2001                                     4,000,000
                  2002                                       500,000
                  Thereafter                              14,000,000
                                                         -----------
                                                         $51,500,000
                                                         ===========

The Bank also maintains a $1,000,000 overdraft line of credit agreement with the FHLB which terminates on May 20, 1999. As of June 30, 1998 and 1997 no amounts were outstanding under this agreement.

FHLB advances and the overdraft line of credit agreement are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency and mortgage-backed securities. At June 30, 1998, collateral of approximately $92.0 million is pledged to the FHLB to secure advances outstanding.

At June 30, 1998, the Bank had a due to broker for $5.0 million for a security purchase which settled on July 1, 1998.


NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. The plan is administered by the Financial Institutions Retirement Fund. Because the plan is a multi-employer plan, there is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the

Company. As of July 1, 1997, the latest actuarial valuation, total plan assets exceeded the actuarially determined value of total vested benefits. The plan has reached its full funding limitation for Internal Revenue Code purposes and a full contribution is not required. As a result, other than administrative expenses, there was no pension expense for the years ended June 30, 1998, 1997 and 1996.

401(k) Plan: A retirement savings 401(k) plan covers all full time employees who are 21 or older and have completed one year of service. Participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of the participants' compensation. Expenses under this plan were $28,000, $21,000 and $20,000 for the years ended June 30, 1998, 1997 and 1996.

Management Recognition and Retention Plans: The Management Recognition and Retention Plans (MRP) provide directors, officers and other key employees of the Company with a proprietary interest in the Company to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in shares of common stock awarded at a rate of 25% per year commencing April 1, 1993. In 1993 the Bank contributed funds to the MRP to enable the Plans to acquire 64,670 shares of common stock at an average price of $6.47 per share. The plan fully vested in April of 1997. Expense of $0, $13,000, and $44,000 was recorded for these Plans for the years ended June 30, 1998, 1997 and 1996.

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 9 - EMPLOYEE BENEFITS (continued)

Employee Stock Ownership Plan (ESOP): In conjunction with the stock conversion, the Company established an ESOP. Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate. The ESOP borrowed $591,500 from the Company to purchase 118,300 shares of the common stock issued in the conversion at $5 per share. Collateral for the 7% loan is the unearned shares of common stock purchased by the ESOP with the loan proceeds. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over seven years. Shares purchased by the ESOP are held in suspense until allocated among participants as the loan is repaid. ESOP expense of $269,000, $232,000 and $154,000 was recorded for the years ended June 30, 1998, 1997 and 1996. Contributions to the ESOP were $93,000, $87,000 and $54,000 during the years ended June 30, 1998, 1997 and 1996.

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

For the years ended June 30, 1998, 1997 and 1996, 17,117 shares with an average fair value of $17.31, $13.57 and $9.00 per share, were committed to be released.

The ESOP shares as of June 30 were:

                                                                          1998            1997             1996
                                                                        --------        --------         --------

   Allocated (including shares committed to be released)                  92,623          75,506           58,390
   Unearned                                                               25,677          42,794           59,910
   Shares withdrawn from the plan by participants                         (7,110)             --               --
                                                                        --------        --------         --------
      Total ESOP shares held in the plan                                 111,190         118,300          118,300
                                                                        ========        ========         ========

Fair value of unearned shares at June 30                                $443,442        $577,719         $576,634
                                                                        ========        ========         ========

Stock Option Plan: The 1992 Stock Option and Incentive Plan (the "Plan") was adopted in conjunction with the stock conversion. The options authorized under the Plan are 10% or 169,000 shares of common stock from the initial public offering. Officers, directors and employees of the Company and its subsidiaries are eligible to participate. The option exercise price is at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year. No compensation expense was recognized for stock options for the years ended June 30, 1998, 1997 and 1996.

SFAS No. 123, which became effective for the year ended June 30, 1997, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. The effects on the Company's net income and earnings per share under the provisions of SFAS No. 123 were not material for the years ended June 30, 1998, 1997 and 1996. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Information about option grants follows.

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 9 - EMPLOYEE BENEFITS (continued)

                                                       Available        Options
                                                       For Grant      Outstanding         Exercise Price
                                                       ---------      -----------         --------------
Outstanding, June 30, 1995                               32,116          130,092               $5.00
   Exercised                                                 --          (10,392)               5.00
                                                         ------          -------
   Outstanding, June 30, 1996                            32,116          119,700                5.00
   Granted                                               (8,000)           8,000               10.94
   Granted                                               (8,000)           8,000               13.38
   Exercised                                                 --          (32,348)               5.00
                                                         ------          -------
   Outstanding, June 30, 1997                            16,116          103,352            5.00-13.38
   Exercised                                                 --          (35,564)               5.00
                                                         ------          -------
   Outstanding, June 30, 1998                            16,116           67,788            5.00-13.38
                                                         ======          =======

Options exercisable at June 30, 1998 were as follows.

                                    Number of
                                     Options            Exercise Price
                                     -------            --------------
                                     59,788               $5.00-13.38

Deferred Compensation: The Company has a deferred compensation plan for certain directors of the Company and a salary continuation plan for a certain executive of the Bank. Under these plans, the Company/Bank is obligated to pay each such individual or beneficiaries the amount of accumulated contributions plus interest credited thereon over a period of three to fifteen years for the deferred compensation plan and a lump sum payment for the salary continuation plan beginning with the individual's termination of service. A deferred compensation liability of $211,000 and $176,000 at June 30, 1998 and 1997 has been accrued for the obligations under these plans. To fund the benefits that will be payable under these plans, life insurance on the participants was purchased. The cash surrender value of such insurance was $248,000 and $246,000 at June 30, 1998 and 1997 and is included in other assets in the consolidated balance sheets. The expense incurred for these plans was $36,000, $36,000, and $31,000 for the years ending June 30, 1998, 1997 and 1996.


NOTE 10 - INCOME TAXES

The Company and the Bank file consolidated income tax returns on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for fiscal 1996) or on specified experience formulas. The Bank used the percentage-of-taxable-income method for the tax years ended June 30, 1996. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years beginning after June 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $135,000 and is payable over a six year period beginning no later than the tax year ending June 30, 1999.

Income tax expense for the years ended June 30 was:

                                                                          1998            1997             1996
                                                                        --------        --------         --------
   Federal
      Current                                                           $626,763        $438,181         $466,577
      Deferred                                                            11,209           2,124           65,482
                                                                        --------        --------         --------
                                                                         637,972         440,305          532,059
   State
      Current                                                            216,357         129,438          189,930
      Deferred                                                             3,414          36,024            4,002
                                                                        --------        --------         --------
                                                                         219,771         165,462          193,932
                                                                        --------        --------         --------
Income tax expense                                                      $857,743        $605,767         $725,991
                                                                        --------        --------         --------

                                       29

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 10 - INCOME TAXES (continued)

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% on income before income taxes for the years ended June 30 as follows:


                                                                          1998            1997             1996
                                                                        --------        --------         --------
Income taxes at 34% statutory rate                                      $937,519        $662,805         $786,138
Tax effect of:
   Tax-exempt income                                                    (126,981)       (147,117)        (170,230)
   State tax, net of federal income tax effect                           156,126         109,205          127,995
   Dividends received deduction                                          (69,246)        (61,794)         (17,297)
   Fair market value of ESOPshares in excess of cost                      59,840          49,471           23,834
   Other                                                                 (99,515)         (6,803)         (24,449)
                                                                        --------        --------         --------
   Total income tax expense                                             $857,743        $605,767         $725,991
                                                                        ========        ========         ========

Components of the net deferred tax liability as of June 30 are:

                                                          1998             1997
                                                       ---------        ---------
   Deferred tax assets:
      Bad debts                                        $ 254,122        $  91,412
      Deferred compensation                               83,523           69,781
      Core deposit intangible                             20,388               --
      Securities writedown                                    --          126,316
      Other                                               11,023            1,976
                                                       ---------        ---------
                                                         369,056          289,485
   Deferred tax liabilities:
      Accretion                                          (50,164)         (48,190)
      Net deferred loan costs                           (236,821)        (143,950)
      Net unrealized appreciation on
       securities available for sale                    (465,448)        (385,716)
      Other                                               (6,739)          (7,390)
                                                       ---------        ---------
                                                        (759,172)        (585,246)
   Valuation allowance                                   (24,199)         (19,669)
                                                       ---------        ---------
Net deferred tax asset (liability)                     $(414,315)       $(315,430)
                                                       =========        =========

A  valuation   allowance  is  established  for  the  tax  effect  of  unrealized depreciation on marketable equity securities available for sale. It increased $4,530 in 1998 and decreased $26,801 in 1997.

Federal income tax laws provide savings banks with additional bad debt deductions through 1987, totaling $1,156,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $393,000 at June 30, 1998 and 1997. If the Bank was liquidated or otherwise ceased to be a bank or if tax laws were to change, the $393,000 would be recorded as expense.


NOTE 11 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain offbalance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

                                 FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996

NOTE 11 - REGULATORY MATTERS (continued)

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

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                    Minimum
                                                                                                  Requirement
                                                                         Minimum                  To Be Well
                                                                       Requirement             Capitalized Under
                                                                       For Capital             Prompt Corrective
                                               Actual               Adequacy Purposes          Action Provisions
---------------------------------------------------------------------------------------------------------------------------
                                        Amount       Ratio          Amount     Ratio          Amount       Ratio
---------------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in thousands)
As of June 30, 1998
  Total Capital (to risk
   weighted assets)                     $14,743     12.08%          $9,764     8.00%          $12,205     10.00%
  Tier I (Core) Capital
   (to risk weighted
   assets)                               13,786     11.30%           4,882     4.00%            7,323      6.00%
  Tier I (Core) Capital
   (to adjusted total
   assets)                               13,786      6.94%           5,958     3.00%              N/A       N/A
  Tangible Capital
   (to adjusted total
   assets)                               13,786      6.94%           2,979     1.50%              N/A       N/A
  Tier I (Core) Capital
   (to average assets)                   13,786      7.28%           7,573     4.00%            9,466      5.00%

As of June 30, 1997
  Total Capital (to risk
   weighted assets)                     $12,124     12.71%          $7,628     8.00%          $ 9,535     10.00%
  Tier I (Core) Capital
   (to risk weighted
   assets)                               11,552     12.11%           3,814     4.00%            5,721      6.00%
  Tier I (Core) Capital
   (to adjusted total
   assets)                               11,552      6.62%           5,236     3.00%              N/A       N/A
  Tangible Capital
   (to adjusted total
   assets)                               11,552      6.62%           2,618     1.50%              N/A       N/A
  Tier I (Core) Capital
   (to average assets)                   11,552      7.31%           6,323     4.00%            7,904      5.00%

Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its net income to date during the year plus one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at June 30, 1998 approximately $3.2 million of the Bank's retained earnings is available for distribution to the Company.

                                FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30 were as follows:

                                                          1 9 9 8                              1 9 9 7
                                              ------------------------------          ---------------------------
                                                Fixed             Variable              Fixed           Variable
                                                Rate                Rate                Rate              Rate
                                              ----------         -----------          --------         ----------
Commitments to make loans                     $1,278,000          $  628,000          $905,000         $1,598,000
Unused lines of credit                                --           8,844,000                --          5,370,000
Standby letters of credit                             --           1,232,000                --          1,229,000
                                              ----------         -----------          --------         ----------
                                              $1,278,000         $10,704,000          $905,000         $8,197,000
                                              ==========         ===========          ========         ==========


Fixed rate loan commitments at June 30, 1998 were at current rates, ranging primarily from 7.50% to 12.50%.

Variable rate loan commitments, unused lines of credit and standby letters of credit at June 30, 1998 were at current rates ranging from 7.00% to 11.50% for loan commitments, 8.50% to 11.50% for unused lines of credit and primarily at the national prime rate of interest plus 100 to 300 basis points for standby letters of credit.

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

Under employment agreements with three of its officers, certain events leading to separation from the Company could result in cash payments totaling $687,000.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

The  Bank  has  a 3%  limited  partner  interest  in  House  Investments-Midwest
Corporate Tax Credit Fund II, L.P. which was formed for the construction, ownership and management of affordable housing projects located throughout the midwest. The Bank is one of 13 investors and has subscribed for two of the 65.27 shares. Each subscription represents a commitment to invest $375,000. As part of the partnership agreement, the Bank signed a demand note for $750,000 for a term not longer than ten years. As of June 30, 1998, the Bank had invested $450,000 as a payment on the demand note and had recorded equity in the operating loss of the limited partnership of $45,000 and $48 for the years ended June 30, 1998 and 1997. At June 30, 1998 and 1997, the obligation due to the limited partnership was $300,000 and $712,500 which represents the amount of principal payment remaining on the demand note. Terms of the partnership agreement allocate 3% of the eligible tax credits to the Bank as a limited partner. For the years ended June 30, 1998 and 1997, the Bank received approximately $15,000 and $18 in tax credits from the limited partnership.

NOTE 13 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Real estate and consumer loans, including automobile, home equity and improvement, manufactured home and other consumer loans are granted primarily in Wabash and Kosciusko counties. Loans secured by one to four family residential real estate mortgages make up 50% of the loan portfolio. The Company is also involved in selling loans and servicing these loans for secondary market agencies.

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

                                FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                  Balance June 30, 1997                             $ 726,674

                      New loans                                       479,347

                      Repayments                                     (127,554)

                      Other changes                                   190,478
                                                                   ----------
                  Balance - June 30, 1998                          $1,268,945
                                                                   ==========

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, FFW Corporation.

                                   CONDENSED BALANCE SHEETS
                                    June 30, 1998 and 1997

                                                                    1998             1997
                                                                 -----------      -----------
Cash and cash equivalents                                         $  414,301       $  502,580
Investment in Bank subsidiary                                     16,014,935       13,794,878
Investment in non-bank subsidiary                                    224,206          168,171
Securities available for sale                                      2,284,236        2,402,056
Loan receivable from ESOP                                            151,748          244,553
Other assets                                                          52,248           33,141
                                                                 -----------      -----------
      Total assets                                               $19,141,674      $17,145,379
                                                                 ===========      ===========

LIABILITIES
Accrued expenses and other liabilities                            $   12,947        $   4,093

SHAREHOLDERS' EQUITY
Common stock                                                          17,751            8,698
Additional paid-in capital                                         8,793,133        8,439,565
Retained earnings - substantially restricted                      12,468,144       11,119,378
Net unrealized appreciation (depreciation) on securities
   available for sale, net of tax of $489,649 in
   1998 and $405,385 in 1997                                         685,432          502,183
Unearned Employees Stock Ownership Plan shares                      (151,748)        (244,553)
Treasury stock, at cost                                           (2,683,985)      (2,683,985)
                                                                 -----------      -----------
   Total shareholders' equity                                     19,128,727       17,141,286
                                                                 -----------      -----------
      Total liabilities and shareholders' equity                 $19,141,674      $17,145,379
                                                                 ===========      ===========

                               FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (continued)

                                          CONDENSED STATEMENTS OF INCOME
                                 For the years ended June 30, 1998, 1997 and 1996

                                                                         1998            1997             1996
                                                                     -----------     -----------      -----------
Interest income                                                       $  117,349      $  152,696       $  223,511
Net realized gains on sales of securities
   available for sale                                                         --           1,924           59,279
Other income                                                                  --              --            1,175
                                                                     -----------     -----------      -----------
                                                                         117,349         154,620          283,965

Operating expense                                                        136,776         154,287          121,779
                                                                     -----------     -----------      -----------

Income before income taxes and equity
   in undistributed income of subsidiaries                               (19,427)            333          162,186

Equity in undistributed income of subsidiaries
   Bank                                                                1,817,183       1,271,803        1,406,430
   Non-bank                                                               56,035          32,541            9,732
                                                                     -----------     -----------      -----------

Income before income taxes                                             1,853,791       1,304,677        1,578,348

Income tax expense (benefit)                                             (45,877)        (38,983)          (7,833)
                                                                     -----------     -----------      -----------

Net income                                                           $ 1,899,668     $ 1,343,660      $ 1,586,181
                                                                     ===========     ===========      ===========


                               FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (continued)

                                        CONDENSED STATEMENTS OF CASH FLOWS
                                 For the years ended June 30, 1998, 1997 and 1996

                                                                         1998            1997             1996
                                                                     -----------     -----------      -----------
Cash flows from operating activities
   Net income                                                        $ 1,899,668     $ 1,343,660      $ 1,586,181
   Adjustments to reconcile net income to net
    cash from operating activities
      Equity in undistributed income of subsidiaries
         Bank                                                         (1,817,183)     (1,271,803)      (1,406,430)
         Non-bank                                                        (56,035)        (32,541)          (9,732)
      Other                                                              (30,964)         30,486          (37,098)
                                                                     -----------     -----------      -----------
         Net cash from operating activities                               (4,514)         69,802          132,921

Cash flows from investing activities
   Net change in interest-bearing deposits
    in other financial institutions - long-term                               --         173,664         (173,664)
   Proceeds from sales of securities
    available for sale                                                        --         175,000        1,595,398
   Maturities of securities available for sale                           455,000         635,000               --
   Maturities of securities held to maturity                                  --              --           70,000
   Purchase of securities available for sale                            (267,289)        (45,842)         (78,511)
   Repayments on loan receivable from ESOP                                92,805          86,636           80,875
                                                                     -----------     -----------      -----------
      Net cash from investing activities                                 280,516       1,024,458        1,494,098

Cash flows from financing activities
   Proceeds from exercise of stock options                               177,820         161,740           51,960
   Purchase of treasury stock                                                 --        (329,749)      (1,345,400)
   Cash dividends paid                                                  (542,101)       (443,192)        (382,075)
                                                                     -----------     -----------      -----------
      Net cash from financing activities                                (364,281)       (611,201)      (1,675,515)
                                                                     -----------     -----------      -----------

Net change in cash and cash equivalents                                  (88,279)        483,059          (48,496)

Cash and cash equivalents at beginning of period                         502,580          19,521           68,017
                                                                     -----------     -----------      -----------

Cash and cash equivalents at end of period                           $   414,301     $   502,580      $    19,521
                                                                     ===========     ===========      ===========

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 11).

                              FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows estimated fair values and related carrying amounts of the Company's financial instruments at June 30. Items which are not financial instruments are not included.

                                                                 1 9 9 8                          1 9 9 7
                                                        -------------------------       --------------------------
                                                        Carrying        Estimated       Carrying         Estimated
                                                         Amount        Fair Value        Amount         Fair Value
                                                             (In thousands)                   (In thousands)
Cash and cash equivalents                                $ 4,410         $ 4,410        $ 17,121         $ 17,121
Securities available for sale                             50,293          50,293          40,450           40,450
Loans receivable, net                                    139,394         138,749         114,159          114,432
Federal Home Loan Bank stock                               2,757           2,757           2,398            2,398
Accrued interest receivable                                1,429           1,429           1,124            1,124
Investment in limited partnership                            705             705             750              750
Noninterest-bearing demand deposits                       (6,935)         (6,935)         (5,751)          (5,751)
Savings, NOW and MMDA deposits                           (51,486)        (51,486)        (50,530)         (50,530)
Other time deposits                                      (66,835)        (67,039)        (59,837)         (60,140)
Other borrowings                                         (56,500)        (56,240)        (44,800)         (44,841)
Obligation relative to limited partnership                  (300)           (300)           (713)            (713)
Accrued interest payable                                    (204)           (204)           (158)            (158)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 1998 and 1997. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable, investment in limited partnership, noninterest-bearing demand deposits, savings, NOW and MMDA deposits, obligation relative to limited partnership and accrued interest payable is considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, net, is based on estimates of the rate the Bank would charge for similar loans at June 30, 1998 and 1997 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for other time deposits as well as Federal Home Loan Bank advances is based on estimates of the rate the Bank would pay on such liabilities at June 30, 1998 and 1997, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that was the Company to have disposed of such items at June 30,1998 and 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 1998 and 1997 should not necessarily be considered to apply to subsequent dates.

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

                              FFW Corporation
                   Notes to Consolidated Financial Statements
                          June 30, 1998, 1997 and 1996


NOTE 17 - SAIF DEPOSIT INSURANCE PREMIUM

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


NOTE 18 - IMPACT OF NEW ACCOUNTING STANDARDS

SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in 1996. It revised the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions in 1997 and others beginning in 1998. The effect on the consolidated financial statements was not material.

A new accounting standard, SFAS No. 130, Reporting Comprehensive Income, will require future reporting of comprehensive income beginning with the quarter ended September 30, 1998. Comprehensive income is net income plus changes in the net unrealized gain (loss) on securities available for sale, net of tax.

A new accounting standard, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, will require future reporting of additional information related to material business segments beginning with the year ended June 30, 1999.

A new accounting standard, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will require all derivatives to be recognized at fair value as either assets or liabilities in the Consolidated Balance Sheets beginning with the quarter ended September 30, 1999. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Corporation does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.

Directors and Officers

FFW CORPORATION

Officers


Wayne W. Rees
Chairman of the Board and Secretary

Nicholas M. George
President and Chief Executive Officer

Board of Directors


Wayne W. Rees
Owner and Publisher
The Paper of Wabash County, Inc.

Nicholas M. George
President and Chief Executive Officer
   FFW Corporation
President and Chief Executive Officer
   First Federal Savings Bank of Wabash
President
   FirstFed Financial of Wabash, Inc.

Maynard E. Vollmer
Retired

J. Stanley Myers
Owner and Operator
Servisoft Water Conditioning, Inc.

Thomas L. Frank
Comptroller, B. Walter & Company

Joseph W. McSpadden
Vice President and Part Owner
Beauchamp & McSpadden

Ronald D. Reynolds
Owner, J. M. Reynolds Oil Co, Inc.

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



Stock Price Information

As of September 7, 1998 there were approximately 349 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low bid prices and dividends paid per share of common stock over the last two year period. The stock price information was provided by the NASD, Inc. All information has been adjusted for a 2 for 1 stock split on December 31, 1997.



     Quarter                                   Dividend
      Ended           High          Low        Declared
-------------------------------------------------------

Sept. 30, 1996       $10.00        $ 9.63        $.08
Dec. 31, 1996         11.00         10.00         .08
March 31, 1997        13.38         10.75         .08
June 30, 1997         13.50         12.75         .09
Sept. 30, 1997        15.88         13.00         .09
Dec. 31, 1997         20.88         15.13         .09
March 31, 1998        22.00         17.50         .09
June 30, 1998         20.00         17.00         .11



             [GRAPHIC-GRAPH DEPICTING ENDING STOCK PRICE JUNE 30,]



Dividends

FFW declared and paid dividends of $0.38 per share for fiscal year 1997. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW, tax considerations, industry standards, economic conditions, general business practices and other factors. FFW's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, First Federal Savings Bank of Wabash (the "Bank"), which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Note 10 of the Notes to Consolidated Financial Statements for a discussion of regulations governing the Bank's ability to pay dividends.

Investor Information

Shareholders,  investors,  and analysts interested in additional information may
contact  Nicholas  M.  George,   President  and  Chief  Executive  Officer,  FFW
Corporation.


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

Crowe, Chizek and Company LLP
330 E. Jefferson Blvd.
South Bend, Indiana 46624


Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

      Registrar and Transfer Company
      10 Commerce Drive
      Cranford, New Jersey 07016


Annual Meeting of Shareholders

The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 p.m., October 27, 1998 at the executive office of FFW Corporation located at:

      1205 N. Cass Street
      Wabash, Indiana 46992

Shareholders are welcome to attend.


Annual Report on Form 10-KSB and
Investor Information

A copy of FFW Corporation's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

      Nicholas M. George
      President and Chief Executive Officer
      FFW Corporation
      1205 N. Cass Street
      Wabash, Indiana  46992