Form 10KSB, Exhibit 13
period 1999-06-30
FFW CORP
filed 1999-10-13
CIK 895401

FFW Corporation
                                 Wabash, Indiana








Table of Contents


PRESIDENT'S MESSAGE .....................................................      3


SELECTED CONSOLIDATED FINANCIAL INFORMATION .............................      4


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS ...................................      5



         REPORT OF INDEPENDENT AUDITORS .................................     14

         CONSOLIDATED BALANCE SHEETS
           June 30, 1999 and 1998 .......................................     15

         CONSOLIDATED STATEMENTS OF INCOME
           Years Ended June 30, 1999, 1998 and 1997 .....................     16

         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           Years Ended June 30, 1999, 1998 and 1997 .....................     17

         CONSOLIDATED STATEMENTS OF CASH FLOWS
           Years Ended June 30, 1999, 1998 and 1997 .....................     18

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .....................     19



DIRECTORS AND EXECUTIVE OFFICERS ........................................     34


SHAREHOLDER INFORMATION .................................................     35

                        [GRAPHIC-PHOTO OF BANK BUILDING]

President's Message









Dear Shareholder:

Fiscal 1999 was a year of record earnings and preparation for the future. In this, our sixth year as public company, net income was up 11.1% over the previous year to $2,111,000 with diluted earnings per share up 10.6% to $1.46. Our earnings were aided by a strong loan demand, a solid local economy, and reflected the commitment our employees have made to provide service to the customer.

During the year, your company emphasized expansion of its small business relationships and consumer lending programs. Both have shown profitable growth which will help us meet our long term goals. Our preparation for the future has been primarily focused on two issues, systems and people. During this fiscal year we have been diligently working to identify, test, and install software and hardware systems that will serve our needs well into the next century. Accordingly, at this time, we are Y2K compliant. Our second focus for the future is people. The future success of our company relies on our ability to attract, train, and retain qualified people. The continued effort to upgrade technology, products, and personnel will be vital to our ability to compete in the new millennium. During this next year, our training programs will be based on proactive relationships with our customers. We will be more sales oriented, and we will continue to stress "service for our customer."

In conclusion, I would like to thank and recognize our dedicated employees for their loyalty and service to First Federal and the communities they serve. I would also like to thank you, our customers and shareholders, for your continued faith and support. We look forward to the challenge of the upcoming year and every effort will be made to justify your continued confidence.





Sincerely,





/s/Nicholas M. George
---------------------
Nicholas M. George
President and Chief Executive Officer

Selected Financial Information at or for the Year Ended June 30,:

                                                1999           1998            1997            1996            1995
                                             ---------       ---------       ---------       ---------       ---------
                                                                           (In Thousands)
Selected Financial Condition Data:           $ 217,489       $ 203,311       $ 180,055       $ 150,467       $ 147,293
Total assets                                   151,491         139,394         114,159         100,529          92,475
Loans                                           51,029          50,293          40,450          40,566          34,983
Securities                                     130,401         125,256         116,118          92,490          85,930
Deposits                                        66,300          56,500          44,800          41,800          45,300
Borrowings                                      19,357          19,129          17,141          15,458          15,492
Equity


Selected Operations Data:
Total interest income                        $  16,052       $  14,589       $  12,224       $  11,164       $   9,409
Net interest income                              6,686           5,998           4,978           4,365           3,779
Provision for loan losses                       (1,010)           (705)           (120)            (95)            (34)
Non-interest income                              1,990           1,265             674             628             145
Non-interest expense                            (4,591)         (3,800)         (3,583)         (2,586)         (2,356)
Income tax expense                                (964)           (858)           (605)           (726)           (435)
                                             ---------       ---------       ---------       ---------       ---------
Net income                                   $   2,111       $   1,900       $   1,344       $   1,586       $   1,099
                                             =========       =========       =========       =========       =========


Per Share:
Basic earnings per share (1)                 $    1.48       $    1.36       $    1.00       $    1.11       $    0.75
Diluted earnings per share (1)               $    1.46       $    1.32       $    0.97       $    1.08       $    0.74
Dividends declared (1)                       $     .42       $    0.38       $    0.32       $    0.26       $    0.23
Dividend payout ratio                            28.38%          27.94%          32.00%          23.42%          30.67%

Other Data:
Net interest margin (2)                           3.28%           3.31%           3.25%           3.06%           2.99%
Average interest-earning assets to
  average interest-bearing liabilities .         1.11x           1.11x           1.12x           1.13x           1.14x
Non-performing assets (3) to total
  assets at end of period                          .39%            .43%            .16%            .06%            .09%
Equity-to-total assets (end of period) .          8.90            9.41            9.52           10.27           10.52
Return on assets (ratio of net income
  to average total assets)                         .99            1.00             .85            1.09             .85
Return on equity (ratio of net income
  to average equity)                             10.68           10.51            8.41            9.89            7.62
Equity-to-assets ratio (ratio of average
  equity to average total assets)                 9.25            9.49           10.11           11.02           11.15
Number of full-service offices                       4               4               4               3               3

(1) Restated for 100% stock dividend.
(2) Net interest income divided by average interest-earning assets.
(3) Includes non-accruing loans, accruing loans delinquent more than 90 days and foreclosed assets.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

GENERAL

FFW Corporation (the Company) owns First Federal Savings Bank of Wabash (the Bank or First Federal), and the Company's earnings are primarily dependent on the operations of First Federal. The following discussion relates primarily to the Bank.

The principal business of First Federal is attracting deposits from the general public and making loans secured by residential real estate. The Bank's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans, mortgage-backed securities and investments outstanding during the period and the yield earned on such assets determines interest income. The balances of deposits and borrowings and the rates paid on such deposits and borrowings determines interest expense. Operating expenses consist of employee compensation and benefits, occupancy and equipment, federal deposit insurance and other general and administrative expenses.

Economic conditions as well as federal regulations concerning financial institutions and monetary and fiscal policies affect the Company. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings in our market. Deposit balances are influenced by the perceptions of customers regarding the stability of the financial services industry. Lending activities are influenced by the demand for housing and by competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan repayments, borrowings, sales and maturities of securities available for sale and funds provided from operations.

FINANCIAL CONDITION

Total assets increased $14.2 million during the year to $217.5 million at June 30, 1999. This increase was funded by an increase in deposits of $5.1 million and an increase in advances outstanding from Federal Home Loan Bank of Indianapolis (FHLB) of $9.8 million. These funds, along with cash on hand, were used to originate loans, resulting in an increase in net loans of $12.1 million. An additional $0.7 million was invested in government agencies, municipals and other securities.

Total securities available for sale increased from $50.3 million at June 30, 1998 to $51.0 million at June 30, 1999. During fiscal 1999, state and municipal securities decreased from $9.1 million at June 30, 1998 to $8.3 million at June 30, 1999 due to maturities during the course of the year totaling $1.0 million. Government agency securities increased from $13.2 million at June 30, 1998 to $23.2 million at June 30, 1999, which reflected the investment of $7.0 million of called mortgage-backed securities during 1999. The Company has net unrealized depreciation of $(455,000), net of tax at June 30, 1999 in its portfolio of securities available for sale.

Mortgage-backed securities decreased from $18.3 million at June 30, 1998 to $10.7 million at June 30, 1999. This decrease was primarily due to the $6.7 million of proceeds from the call of a privately issued mortgaged-backed security. The call on this security resulted in a gain on sale of $724,000.

Net loans increased $12.1 million, or 8.7%, from $139.4 million at June 30, 1998 to $151.5 million at June 30, 1999. The increases in the loan portfolio were comprised primarily of automobile and commercial loans which increased $2.5 million and $10.8 million, respectively, during fiscal 1999. The loan portfolio is comprised primarily of first mortgage loans secured by one-to-four family residential real estate located in the Company's market area. At June 30, 1999, first mortgage loans secured by real estate comprise $78.1 million, or 47.8% of the loan portfolio. The consumer and other loan portfolio included $36.3 million of automobile loans, $10.4 million of home equity and improvement loans, $23.8 million in commercial loans and $4.4 million in other consumer loans at June 30, 1999.

Total deposits increased $5.1 million, or 4.1%, from $125.3 million at June 30, 1998 to $130.4 at June 30, 1999. During fiscal 1999, passbook and checking accounts increased $2.6 million, or 4.5%, and certificates of deposit increased $2.5 million, or 3.8%. The increase resulted from increased core deposit accounts and targeted pricing of short term certificates of deposit. Assuming interest rates remain at present levels during the next fiscal year, management anticipates that deposits will continue to increase above current levels. As a result, management will continue to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than across the board increases for all deposit products. If deposit growth lags behind loan demand, then an increase in FHLB advances may be necessary to fund the Company's lending and investment activities during fiscal 2000.

Total shareholders' equity increased $228,000 to $19.4 million at June 30, 1999. The increase primarily resulted from net income of $2.11 million, $245,000 for the release of ESOP shares and $27,000 of proceeds from the exercise of stock options, which were offset by dividends paid of $609,000, $1.1 million change in unrealized appreciation on securities available for sale, net of tax, and $406,000 of treasury stock purchases.

RESULTS OF OPERATIONS

Comparison of Years Ended June 30, 1999 and June 30, 1998

General. Net income for the year ended June 30, 1999 was $2.1 million, an increase of $211,000 compared to net income of $1.9 million for the year ended June 30, 1998, an increase of 10.53%. The increase was primarily the result of an increase of $688,000 in net interest income and $725,000 in noninterest income, which was partially offset by an increase of $791,000 in noninterest expense, a $305,000 increase in provisions for loan losses and an increase in income taxes of $106,000. Further details of the changes in these items are discussed below.

Net Interest Income. Net interest income increased $688,000, or 11.5%, from $6.0 million to $6.7 million for the year ended June 30, 1999. The increase in net interest income was due to an increase of $1.5 million in interest income, partially offset by an increase of $775,000 in interest expense. The increase in net interest income was primarily a result of an increase in average interest-earning assets exceeding the increase in average interest-bearing liabilities.


[GRAPHIC-GRAPH DEPICTING (1) Year of one time assessment by Savings Association Insurance Fund]



Net interest margin, the ratio of net interest income to average earning assets, is affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin was 3.28% in 1999 compared to 3.31% in 1998. The net interest margin decreased because of competitive pricing pressure. In addition, First Federal has relied more on FHLB advances to meet loan demand.

The yield on earning assets in 1999 was 7.88% compared to 8.01% in 1998. Average earning assets increased 10.9% in 1999, following a 19.5% increase in 1998. The effective rate on interest bearing liabilities was 5.13% in 1999, compared to 5.26% in 1998.

Provision for Loan Losses. The provision for loan losses increased $305,000 from $705,000 in fiscal 1998 to $1.0 million in fiscal 1999. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses, and the changing composition of the total loan portfolio from one-to-four family to commercial and consumer loans. The inherent and identified risks of commercial and consumer loans require a higher level of provisions for loan losses. The Company has monitored the historical results in net charge-offs in the consumer loan portfolio for the last three years and had increased the provision for loan losses accordingly. The

Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic and regulatory conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies, which can order the establishment of additional general or specific allowances.

Non-interest Income. Supplementing the growth in net interest income was an increase in noninterest income of 57.3% over 1998. The factors influencing the growth were increased service fees, commission income, gains on sale of securities and loans. Gains on sale of securities were $736,000 in 1999, compared to $266,000 in 1998. The increase was due to a call on a mortgage-backed security for $724,000. The gain on sale of loans increased $44,000 as management continued to sell newly originated fixed-rate mortgage loans with maturities greater than 15 years. Service charges and fees increased 44.2% from 1998 due to increase volume in our loan and deposit areas.

Non-interest Expense. During 1999, First Federal experienced an increase in noninterest expense of 20.8%, from $4.6 million in 1999 to $3.8 million in 1998. The increase was primarily attributed to professional consulting expenses, data processing, furniture and equipment expense and salaries and benefits. Stringent cost control and better utilization of resources continues to be a major focus at First Federal.

Salaries and benefits increased 7.4% in 1999 compared to 26.0% in 1998. The smaller increase in 1999 is due to branch expansion which took place in 1998. Occupancy and equipment costs increased 11.0% from the prior year. The increase is due to additional furniture purchased and the related depreciation costs. Data processing increased 33.9% and other expense increased 84.0% from the prior year. The majority of the increase in other expenses was in professional consulting. The increase in professional consulting expense was attributed to upgrading various computer systems for Year 2000 (Y2K) compliance, employee acquisition and training, and professional consulting for collection and repossession expenses.

Income Tax Expense. Income tax expense was $964,000 in fiscal 1999 compared to $858,000 in fiscal 1998, an increase of $106,000, or 12.4%. Income taxes increased primarily as a result of the tax effect of higher income before taxes.

Comparison of Years Ended June 30, 1998 and June 30, 1997

General. Net income for the year ended June 30, 1998 was $1.9 million, a increase of $556,000 compared to net income for the year ended June 30, 1997. The increase was primarily the result of an increase of $1.0 million in net interest income, which was partially offset by an increase of $217,000 in non-interest expense and an increase in income taxes of $252,000. Further details of the changes in these items are discussed below.

Net Interest Income. Net interest income increased $1.0 million, or 20.0%, from $5.0 million to $6.0 million for the year ended June 30, 1998. The increase in net interest income was due to an increase of $2.4 million in interest income, partially offset by an increase of $1.4 million in interest expense. The increase in net interest income was primarily a result of an increase in average interest-earning assets exceeding the increase in average interest-bearing liabilities and an improvement in net interest margin as discussed below.

Interest income increased $2.4 million, or 19.7 %, for fiscal 1998 compared to fiscal 1997 primarily due to an increase in the average balance of loans and investments. These increases exceeded the increases in the interest bearing liabilities for the same period. To a lesser extent the increase in interest income resulted from an increase in the average rate on earning assets to 8.01% in fiscal 1998 from 7.98% in fiscal 1997.

Interest expense increased $1.4 million, or 19.4%, for fiscal 1998 compared to fiscal 1997 primarily due to an increase in the average balance of certificates of deposit and FHLB advances, outstanding, partially offset by a decrease in the average rate on interest-bearing liabilities to 5.26% in fiscal 1998 from 5.29% in fiscal 1997. Management plans to continue using FHLB advances to fund loan growth if there is not sufficient deposit growth.

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

Non-interest Income. Non-interest income increased from $674,000 in fiscal 1997 to $1.3 million in fiscal 1998. This increase of $626,000 was primarily the result of increases of $264,000, $61,000, $61,000 and $220,000 in gains on sale of securities, gains on sale of loans, commission income, and service charges, respectively. The increase in service charges resulted from our increased transaction account activity from our South Whitley office, which was acquired in June of 1997. Management intends to continue to sell newly originated fixed-rate mortgage loans with maturities greater than 15 years. The loans to be sold are classified as held for sale at the date of origination. Management continues to price these loans based on rates offered by a government agency that purchases these products for the secondary market.

Non-interest Expense. Non-interest expense increased from $3.6 million in fiscal 1997 to $3.8 million in fiscal 1998. This increase of $200,000, or 5.6%, was primarily the result of increases in salaries and employee benefits of $391,000, amortization of goodwill and core deposit premium of $164,000, data processing expense of $80,000, correspondent bank charges of $64,000 and office occupancy of $63,000. These increases were partially offset by a decrease in SAIF deposit insurance premium of $613,000. The decrease in the SAIF deposit insurance premium was related to the one time assessment of $556,000 paid in November 1996. The increase in salaries and employee benefits, office occupancy, amortization of goodwill and core deposit premium, data processing and correspondent bank charges were primarily the result of additional costs related to our branch in South Whitley, which was acquired in June of 1997.

Income Tax Expense. Income tax expense was $858,000 in fiscal 1998 compared to $606,000 in fiscal 1997, an increase of $252,000, or 41.6%. Income taxes increased primarily as a result of the tax effect of higher income before income taxes resulting primarily from the one time SAIF assessment in 1997.

Asset and Liability Management and Market Risk

General. The principal market risk affecting the Company is interest-rate risk. The Company does not maintain a trading account and is not affected by foreign currency exchange rate risk or commodity price risk.

The Company is subject to interest rate risk to the extent its interest-earning assets reprice differently than its interest-bearing liabilities. The Company reduces exposure to changes in market interest rates by managing asset and liability maturities and interest rates, primarily by reducing the effective maturity of assets through the use of adjustable rate mortgage-backed securities and adjustable rate loans and by extending funding maturities through the use of other borrowings such as FHLB Advances.

Quantitative Aspects of Market Risk. As part of its efforts to monitor and manage interest rate risk, the Company uses the "net portfolio value" (NPV) methodology adopted by the OTS. This approach calculates the difference between the present value of expected cash flows from assets and liabilities, as well as cash flows from off balance sheet contracts, arising from an assumed 200 basis point increase or decrease in interest rates. Under OTS regulations, an institution's "normal" level of interest rate risk for this assumed change in interest rates is a decrease in the institution's NPV not exceeding 2% of assets.

The Company's asset/liability management strategy sets limits on the change in NPV given certain changes in interest rates. The table presented here, as of March 31, 1999, is the Company's interest rate risk measured by changes in NPV for instantaneous parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points.


   Change in                                                                              NPV as % of Portfolio
 Interest Rates                           Net Portfolio Value                                 Value of Assets
   In Basis             ---------------------------------------------------             ---------------------------
    Points                                                                                          NPV
 (Rate Shock)           $ Amount                $Change             %Change             Ratio            Change (1)
-------------------------------------------------------------------------------------------------------------------
                                                              (Dollars in thousands)
     300                 $15,429                $(4,012)              (21)%              7.60%             (140)
     200                  17,071                 (2,369)              (12)               8.23               (77)
     100                  18,414                 (1,026)               (5)               8.69               (31)
   Static                 19,441                                                         9.00
    (100)                 21,459                  2,018                10                9.69                69
    (200)                 23,600                  4,160                21               10.39               139
    (300)                 26,224                  6,784                35               11.22               222

As illustrated in the table, the Company's NPV declines in a rising interest rate environment. Specifically, the table indicates that, at March 31, 1999, the Company's NPV was $19.4 million (or 9% of portfolio assets). Based upon the assumptions used, an immediate increase in market interest rates of 200 basis points would result in a $2.4 million or 12% decline in NPV and a 77 basis point or 8.6% decline in the Company's NPV ratio to 8.23%. This is within the Company's guidelines.

In evaluating the exposure to interest rate risk, certain simplifications in analysis must be considered. For example, although assets and liabilities may have similar maturities or period to repricing, they may react differently to changes in market interest rates. In addition, the rates on some assets and liabilities may fluctuate before changes in market interest rates, while interest rates on other types may lag behind. Further, if rates change, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in case of an interest rate increase. Therefore, the actual effect of changing interest rates may differ from that presented in the foregoing table.

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating adjustable rate loans and purchasing adjustable rate mortgage-backed securities by maintaining capital well in excess of regulatory requirements and by selling a portion of fixed rate one-to four-family real estate loans.

The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. There were no loans held for sale at June 30, 1999. The Company retains the servicing on loans sold in the secondary market and, at June 30, 1999, $32.4 million in such loans were being serviced for others.

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

Average Balances, Interest Rates and Yields

This  following   table  shows  weighted   average   interest  rates  on  loans,
investments, deposits, other interest-bearing liabilities, and the interest rate spread and the net yield on weighted average interest-earning assets.

                                                                     Year Ended June 30
                                  -----------------------------------------------------------------------------------------
                                  Average     1999     Yield/     Average     1998    Yield/     Average     1997    Yield/
                                  Balance   Interest    Rate      Balance   Interest   Rate      Balance   Interest   Rate
                                  -------   --------    ----      -------   --------   ----      -------   --------   ----
                                                                   (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1)            $147,437   $12,428    8.43%    $127,127    $11,029   8.68%    $107,082   $ 9,197    8.59%
  Securities (2) (3)                38,304     2,298    6.09       30,843      1,965   6.46       24,248     1,475    6.08
  Mortgage-backed
    securities (3)                  15,703     1,166    7.25       18,732      1,427   7.84       18,781     1,445    7.69
  Other interest-
    bearing deposits                 2,398       160    6.67        6,370        168   2.64        3,112       107    3.44
                                  --------   -------             --------    -------            --------   -------
Total interest-earning
  assets.                          203,842    16,052    7.88%     183,072     14,589   8.01%     153,223    12,224    7.98%
  Other assets                       9,817                          7,398                          4,895
                                  --------                       --------                       --------
Total assets                      $213,659                       $190,470                       $158,118
                                  ========                       ========                       ========

Interest-bearing liabilities:
  Money market
    accounts                      $    625   $    27    4.32%    $  1,022        $26   2.54%        $298        $8    2.68%
  NOW accounts                       6,726       147    2.19        7,040        132   1.88        4,242        84    1.98
  Passbook savings
    accounts                        45,317     1,843    4.07       42,983      1,817   4.23       40,982     1,772    4.32
  Certificates
    of deposit                      67,916     3,791    5.58       62,666      3,652   5.83       49,907     2,914    5.84
  FHLB advances                     62,106     3,558    5.73       49,543      2,964   5.98       41,470     2,468    5.95
                                  --------   -------             --------    -------            --------   -------
Total interest-
  bearing liabilities              182,690     9,366    5.13%     163,254      8,591   5.26%     136,899     7,246    5.29%
  Other liabilities                 11,212    ------    ----        9,133    -------   ----        5,238   -------    ----
                                  --------                       --------                       --------
Total liabilities                                                 172,387                        142,137
Equity                              19,757                         18,083                         15,981
                                  --------                       --------                       --------
Total liabilities and
  Shareholders'  equity           $213,659                       $190,470                       $158,118
                                  ========                       ========                       ========
Net interest income/
  interest rate spread                       $ 6,686    2.75%                 $5,998   2.75%                $4,978    2.69%
                                             =======    ====                  ======   ====                 ======    ====
Net interest margin (4)                                 3.28%                          3.31%                          3.25%
                                                        ====                           ====                           ====

(1) Average outstanding balances include non-accruing loans. Interest on loans receivable includes fees. The inclusion of nonaccrual loans and fees does not have a material effect on either the average outstanding balance or the average yield.
(2)  Yields reflected have not been computed on a tax equivalent basis.
(3) Yields computed using the average amortized cost for securities available for sale.
(4)  Net interest income divided by average interest earning assets.

Asset Quality

Total non-performing assets decreased to $842,000 at June 30, 1999 compared to $873,000 at June 30, 1998. The ratio of non-performing assets to total assets at June 30, 1999 was .39% compared to .43% at June 30, 1998. Included in non-performing assets at June 30, 1999 were $410,000 in non-accruing loans, $375,000 other real estate and $57,000 in repossessed assets.

In addition to the non-performing assets listed above, as of June 30, 1999 and 1998, there was $1.9 million and $1.7 million, respectively, in net loans designated by the Bank as "of concern" due to management's doubts as to the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 1999, $1.3 million of loans were classified as special mention, $543,000 million as substandard, $72,000 as doubtful and $46,000 as loss. As of June 30, 1998, $802,000 were classified as special mention, $899,000 as substandard, $82,000 as doubtful and none as loss.

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

The standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulations at 4%, of which 1% must be comprised of short-term investments (i.e. generally with a term of less than one year). At June 30, 1999, the Bank's liquidity ratio was 12.05%, of which 6.83% was comprised of short-term investments.

Year Ended June 30, 1999. During the year ended June 30, 1999 there was a net increase of $429,000 in cash and cash equivalents. Major source of cash during the year were an increase in deposits and borrowings of $5.1 million and $9.8 million, and the proceeds from the sales of loans held for sale and the sale, call and maturity of securities provided $14.4 million and $22.8 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash included funding an increase of $14.3 million in the loan portfolio, net purchases of $25.0 million in securities available for sale and originations of $14.3 million of loans to be sold in the secondary market.

Year EndedJune 30, 1998. During the year ended June 30, 1998 there was a net decrease of $12.7 million in cash and cash equivalents. Major sources of cash during the year were an increase in deposits of $9.1 million and proceeds from sales of loans held for sale provided $9.2 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash included funding an increase of $26.0 million in the loan portfolio, net purchases of $10.0 million in securities available for sale and originations of $9.0 million of loans to be sold in the secondary market.

Year Ended June 30, 1997. During the year ended June 30, 1997 there was a net increase of $14.3 million in cash and cash equivalents, Another major source of cash during the year was an increase in deposits of $23.6 million of which $17.1 million was the result of the acquisition of the NBD Bank branch in South Whitley, Indiana on June 13, 1997. In addition, proceeds from sales of loans held for sale provided $3.7 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash included funding an increase of $13.6 million in the loan portfolio, purchase of $500,000 in FHLMC preferred stock and originations of $3.2 million of loans to be sold in the secondary market.

Borrowings may be used as a source of funds to offset reductions in other sources of funds such as deposits and to assist in asset/liability management. Management believes that a diversified blend of borrowings from the FHLB offers flexibility and is an important tool to be used in the balanced growth of the Company. As such, borrowings outstanding at June 30, 1999 consist of advances from the FHLB totaling $66.3 million. Also, the Company had commitments to fund loan originations, unused lines of credit and standby lines of credit with borrowers of $11.9 million at June 30, 1999. In the opinion of management, the Company has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

Pursuant to federal law, thrift institutions must meet a 1.5% tangible capital requirement, a 4% core capital requirement and an 8% total risk-based capital to risk weighted assets requirement. At June 30, 1999, the Bank exceeded all fully phased in capital requirements. Tangible and core capital totaled $15.3 million, or 7.10% of adjusted total assets (as defined by regulation) and risk-based capital totaled $16.8 million, or 12.38% of risk-weighted assets (as defined by regulation). See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding capital requirements applicable to the Bank.

IMPACT OF INFLATION

The financial statements and related data are in terms of historical dollars without considering changes in purchasing power of money over time due to inflation. The primary assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on performance than the general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

YEAR 2000 CONSIDERATIONS

The Year 2000 issue is the result of potential problems with computer systems or any equipment with computer chips that store the year portion of the date as just two digits (e.g., 98 for 1998). Systems using this two-digit approach may not be able to determine whether "00" represents the Year 2000 or 1900. The problem, if not corrected, may make those systems fail altogether or, even worse, allow them to generate incorrect calculations causing a disruption of normal operations.

In 1997, a comprehensive project plan to address the Year 2000 issue as it relates to the Company's operation was developed, approved by the Board of Directors and implemented. The scope of the plan includes five phases, Awareness, Assessment, Renovation, Validation (testing), and Implementation as defined by federal banking regulatory agencies. A project team was assigned and consists of key members of management. This team was to assess our systems and equipment and our vendors to ascertain their readiness and to develop the overall plan to bring our systems into compliance. Additionally, it was to assess the readiness of our customers and determine what risk, if any, our key customers pose to the Bank with regards to their Year 2000 readiness. The duties of the Vice President of Operations were realigned to serve as the Year 2000 Project Manager.

An assessment of the impact of the year 2000 issue on the Company's computer systems has been completed. The scope of the project also includes other operational and environmental systems since they may be impacted if embedded computer chips control the functionality of those systems. From the assessment, the Company has identified and prioritized those systems deemed to be mission critical or those that have a significant impact on normal operations.

The Company relies on third-party vendors and service providers for much of its data processing capabilities and to maintain its computer systems. Formal communications with these providers and other external counter parties were initiated in 1997 to assess the Year 2000 readiness of their products and services. Their progress in meeting their targeted schedules is being monitored continually for any indication that they may not be able to address the problems in time. Thus far, responses indicate that all of the significant providers currently have compliant versions available or are well into the renovation and testing phases with completion scheduled for sometime in 1999. However, the Company can give no guarantee that the systems of these service providers and vendors on which the Company's systems rely will be timely renovated.

Additionally, the Company has implemented a plan to manage the potential credit risk posed by the impact of the Year 2000 issue on its major borrowing customers. Formal communications have been initiated, and the assessment was substantially completed on June 30, 1999. Loan losses attributed to the Year 2000 issue are not anticipated to be material to the Company.

The project team feels that the Company's Year 2000 readiness project is on schedule. The following table provides a summary of the current status of the five phases involved and a projected timetable for completion.

                    PROJECT PHASE                         % COMPLETION

                    Awareness                                   100%
                    Assessment                                  100%
                    Renovation                                  100%
                    Validation                                  100%
                    Implementation                              100%

The estimated total project cost is estimated to be between $100,000 and $150,000. The total amount expended on the project through June 30, 1999, was $115,000 of which approximately $36,000 was related to the cost of replacement software, $30,000 was related to four training workshops with our data processor and Arthur Anderson, a national consulting/CPA firm, and the creation of a test bank using 5% of our data base. The remaining amount was associated with hardware upgrades and replacements.

Funds have been provided from our normal operating budget and costs are expensed as they are incurred.

The total cost to the Company of these Year 2000 readiness activities has not been, and is not anticipated to be, material to its financial position or results or operations in any given year.

No specific other projects have been deferred due to this project. Much of the work done within this project is an acceleration of work that would have been done in the normal course of business.

The costs and timetable in which the Company plans to complete the Year 2000 readiness activities are based on management's best estimates, which were derived using numerous assumptions of future events including the continued availability of certain resources, third-party readiness plans and other factors. The Company can make no guarantee that these estimates will be achieved and actual results could differ from such plans.

Based upon current information related to the progress of its major vendors and service providers, management has determined that the Year 2000 issue will not pose significant operational problems for its computer systems. This determination is based on the ability of those vendors and service providers to renovate, in a timely manner, the products and services on which the Company's systems rely. However, the Company can give no guarantee that the systems of these suppliers will be renovated in a timely manner.

Realizing that some disruption may occur despite our best efforts, the Company has developed contingency plans for each critical system in the event that one or more of those systems fail. While this is an ongoing process, the Company has the plan substantially documented as of June 30, 1999.

Report of Independent Auditors









Board of Directors and Shareholders
FFW Corporation
Wabash, Indiana





We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.





                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
August 6, 1999

                                           FFW Corporation

                                      Consolidated Balance Sheets
                                        June 30, 1999 and 1998

                                                                          1999              1998
                                                                     -------------      -------------
ASSETS
Cash and due from financial institutions                             $   4,650,866      $   4,023,917
Interest-bearing deposits in other financial
   institutions - short-term                                               188,369            386,435
                                                                     -------------      -------------
         Total cash and cash equivalents                                 4,839,235          4,410,352

Securities available for sale                                           51,028,563         50,293,229
Loans receivable, net of allowance for loan losses of $1,623,293
   in 1999 and $982,532 in 1998                                        151,491,090        139,393,692
Federal Home Loan Bank stock                                             3,400,900          2,757,200
Accrued interest receivable                                              1,616,479          1,428,927
Premises and equipment, net                                              2,124,656          2,205,458
Other assets                                                             2,987,971          2,822,405
                                                                     -------------      -------------
         Total assets                                                $ 217,488,894      $ 203,311,263
                                                                     =============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY
   Deposits
      Noninterest-bearing                                            $   8,171,372      $   6,935,426
      Interest-bearing                                                 122,229,981        118,320,877
                                                                     -------------      -------------
         Total deposits                                                130,401,353        125,256,303
   Borrowings                                                           66,300,388         56,500,000
      Accrued expenses and other liabilities                             1,430,313          2,426,233
                                                                     -------------      -------------
         Total liabilities                                             198,132,054        184,182,536

Shareholders' equity
   Preferred stock, $.01 par; 500,000 shares
      authorized; none issued                                                 --                 --
   Common stock, $.01 par; 2,000,000 shares authorized;
      issued: 1,785,288 - 1999 and 1,775,096 - 1998;
      outstanding: 1,441,224 - 1999 and 1,458,032 - 1998                    17,853             17,751
   Additional paid-in capital                                            8,965,882          8,793,133
   Retained earnings                                                    13,970,694         12,468,144
   Accumulated other comprehensive income                                 (455,386)           685,432
   Unearned Employee Stock Ownership Plan shares                           (52,331)          (151,748)
   Treasury stock at cost, 344,064 - 1999 and 317,064 -
      1998, shares                                                      (3,089,872)        (2,683,985)
                                                                     -------------      -------------
         Total shareholders' equity                                     19,356,840         19,128,727
                                                                     -------------      -------------
         Total liabilities and shareholders' equity                  $ 217,488,894      $ 203,311,263
                                                                     =============      =============

                             See accompanying notes.

                                       FFW Corporation
                              Consolidated Statements of Income
                          Years ended June 30, 1999, 1998 and 1997




                                                    1999            1998           1997
                                                -----------     -----------     -----------
Interest and dividend income
   Loans, including fees                        $12,428,098     $11,028,576     $ 9,197,093
   Taxable securities                             3,000,394       2,978,403       2,465,026
   Nontaxable securities                            464,433         413,504         455,056
   Other                                            159,565         168,410         106,640
                                                -----------     -----------     -----------
         Total interest and dividend income      16,052,490      14,588,893      12,223,815

Interest expense
   Deposits                                       5,807,809       5,626,941       4,777,282
   Borrowings                                     3,558,563       2,964,036       2,468,441
                                                -----------     -----------     -----------
         Total interest expense                   9,366,372       8,590,977       7,245,723
                                                -----------     -----------     -----------

Net interest income                               6,686,118       5,997,916       4,978,092

Provision for loan losses                         1,010,000         705,000         120,000
                                                -----------     -----------     -----------

Net interest income after provision for
   loan losses                                    5,676,118       5,292,916       4,858,092

Noninterest income
   Net gains on sales of securities                 735,649         266,215           2,024
   Net gains on sales of loans                      148,096         104,148          43,341
   Commission income                                234,362         215,051         154,213
   Service charges and fees                         782,572         551,211         331,057
   Other income                                      88,776         127,859         143,474
                                                -----------     -----------     -----------
         Total noninterest income                 1,989,455       1,264,484         674,109

Noninterest expense
   Salaries and benefits                                2,032,452      1,892,039      1,501,292
   Occupancy and equipment                                369,647        332,894        269,638
   Deposit insurance premium                              121,423        113,521        726,684
   Correspondent bank charges                             205,883        211,420        147,581
   Data processing                                        489,372        365,522        285,754
   Printing, postage and supplies                         245,031        192,935        163,820
   Amortization of goodwill & core deposit premium        156,347        164,474           --
   Other expense                                          970,372        527,184        488,005
                                                       ----------     ----------     ----------
         Total noninterest expense                      4,590,527      3,799,989      3,582,774
                                                       ----------     ----------     ----------

Income before income taxes                              3,075,046      2,757,411      1,949,427

Income tax expense                                        963,991        857,743        605,767
                                                       ----------     ----------     ----------
Net income                                             $2,111,055     $1,899,668     $1,343,660
                                                       ==========     ==========     ==========
Earnings per share
   Basic                                               $     1.48     $     1.36     $     1.00
   Diluted                                             $     1.46     $     1.32     $     0.97


                             See accompanying notes.

                                                           FFW Corporation
                                     Consolidated Statements of Changes in Stockholders' Equity
                                              Years ended June 30, 1999, 1998 and 1997

                                                                                                   Unearned
                                                                                                   Employee    Unearned
                                                                                     Accumulated     Stock    Management
                                                          Additional                     Other     Ownership  Retention
                                                 Common     Paid-In    Retained     Comprehensive    Plan        Plan
                                                  Stock     Capital     Earnings        Income       Shares     Shares
                                                 -------  ----------  -----------      ---------   ---------   --------
Balance at June 30, 1996                         $ 8,536  $8,132,484  $10,218,910      $(203,283)  $(331,189)  $(13,079)
Cash dividends - $0.32 per share                      --          --     (443,192)            --          --         --
17,117 shares released under ESOP                     --     145,503           --             --      86,636         --
Amortization of MRP contribution                      --          --           --             --          --     13,079
Purchase 32,000 shares                                --          --           --             --          --         --
Issue 32,348 shares on stock options                 162    161,578            --             --          --         --
Net income                                            --          --    1,343,660             --          --         --
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation) on
    securities available for sale, net of tax
    of $474,821                                       --          --           --        705,466          --         --
                                                 -------  ----------  -----------      ---------   ---------   --------
  Total other comprehensive income                    --          --           --        705,466          --         --
                                                 -------  ----------  -----------      ---------   ---------   --------
Comprehensive income                                  --          --           --             --          --         --
                                                 -------  ----------  -----------      ---------   ---------   --------

Balance at June 30, 1997                           8,698   8,439,565   11,119,378        502,183    (244,553)        --
Cash dividends - $0.38 per share                      --          --     (542,101)            --          --         --
17,117 shares released under ESOP                     --     176,000           --             --      92,805         --
100% stock dividend                                8,801          --       (8,801)            --          --         --
Issue 35,564 shares on stock options                 252     177,568           --             --          --         --
Net income                                            --          --    1,899,668             --          --         --
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation) on
    securities available for sale, net of tax
    of $84,263                                        --          --           --        183,249          --         --
                                                 -------  ----------  -----------      ---------   ---------   --------
  Total other comprehensive income                    --          --           --        183,249          --         --
                                                 -------  ----------  -----------      ---------   ---------   --------
Comprehensive income                                  --          --           --             --          --         --
                                                 -------  ----------  -----------      ---------   ---------   --------

Balance at June 30, 1998                         $17,751  $8,793,133  $12,468,144      $ 685,432   $(151,748)  $     --
Cash dividends - $0.42 per share                      --          --     (608,505)            --          --         --
17,117 shares released under ESOP                     --     145,495           --             --      99,417         --
Purchased 27,000 shares                               --          --           --             --          --         --
Issue 10,192 shares, net, on stock options           102      27,254           --             --          --         --
Net income                                            --          --    2,111,055             --          --         --
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities available for sale, net of
    tax of $(746,117)                                 --          --           --     (1,140,818)         --         --
                                                 -------  ----------  -----------      ---------   ---------   --------
  Total other comprehensive income                    --          --           --     (1,140,818)         --         --
                                                 -------  ----------  -----------      ---------   ---------   --------
Comprehensive income                                  --          --           --             --          --         --
                                                 -------  ----------  -----------      ---------   ---------   --------

Balance at June 30, 1999                         $17,853  $8,965,882  $13,970,694     $ (455,386) $  (52,331)  $     --
                                                 =======  ==========  ===========     ==========  ==========   ========

                                                                 Total
                                                 Treasury    Shareholders'
                                                   Stock        Equity
                                                -----------  -----------
Balance at June 30, 1996                        $(2,354,236) $15,458,143
Cash dividends - $0.32 per share                                (443,192)
17,117 shares released under ESOP                                232,139
Amortization of MRP contribution                         --       13,079
Purchase 32,000 shares                             (329,749)    (329,749)
Issue 32,348 shares on stock options                     --      161,740
Net income                                               --    1,343,660
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation) on
    securities available for sale, net of tax
    of $474,821                                          --
                                                -----------  -----------
  Total other comprehensive income                       --      705,466
                                                -----------  -----------
Comprehensive income                                     --    2,049,126
                                                -----------  -----------

Balance at June 30, 1997                         (2,683,985)  17,141,286
Cash dividends - $0.38 per share                         --     (542,101)
17,117 shares released under ESOP                        --      268,805
100% stock dividend                                      --           --
Issue 35,564 shares on stock options                     --      177,820
Net income                                               --    1,899,668
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation) on
    securities available for sale, net of tax
    of $84,263                                           --
                                                -----------  -----------
  Total other comprehensive income                       --      183,249
                                                -----------  -----------
Comprehensive income                                     --    2,082,917
                                                -----------  -----------

Balance at June 30, 1998                        $(2,683,985) $19,128,727
Cash dividends - $0.42 per share                         --     (608,505)
17,117 shares released under ESOP                        --      244,912
Purchased 27,000 shares                            (405,887)    (405,887)
Issue 10,192 shares, net, on stock options               --       27,356
Net income                                               --    2,111,055
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities available for sale, net of
    tax of $(746,117)                                    --
                                                -----------  -----------
  Total other comprehensive income                       --   (1,140,818)
                                                -----------  -----------
Comprehensive income                                     --      970,237
                                                -----------  -----------

Balance at June 30, 1999                        $(3,089,872) $19,356,840
                                                ===========  ===========


                                                 FFW Corporation
                                      Consolidated Statements of Cash Flows
                                    Years ended June 30, 1999, 1998 and 1997

                                                                    1999              1998               1997
                                                                ------------      ------------      ------------
Cash flows from operating activities
   Net income                                                   $  2,111,055      $  1,899,668      $  1,343,660
   Adjustments to reconcile net income to net cash
      from operating activities
      Depreciation and amortization                                  (60,899)          (80,662)           89,006
      Provision for loan losses                                    1,010,000           705,000           120,000
      Net (gains) losses on sales of:
         Securities                                                 (735,649)         (266,215)           (2,024)
         Loans held for sale                                        (148,096)         (104,148)          (43,341)
         Foreclosed real estate                                       (6,174)           13,901            (4,783)
      Originations of loans held for sale                        (14,262,865)       (9,045,410)       (3,183,214)
      Proceeds from sales of loans held for sale                  14,410,961         9,149,558         3,650,555
      ESOP expense                                                   244,912           268,805           232,139
      Amortization of MRP contribution                                  --                --              13,079
      Net change in accrued interest receivable
         and other assets                                             11,984          (387,593)         (229,676)
      Amortization of goodwill and core deposit intangibles          156,347           164,474              --
      Net change in accrued interest payable and other
         liabilities                                                (249,803)          758,749           147,137
                                                                ------------      ------------      ------------
         Net cash from operating activities                        2,481,773         3,076,127         2,132,538

Cash flows from investing activities Proceeds from:
      Sales, calls and maturities of securities
         available for sale                                       22,808,126        20,007,977         1,799,688
      Sales of foreclosed real estate                                903,878           465,351           315,344
   Purchase of:
      Securities available for sale                              (25,049,872)      (29,770,835)         (690,200)
      Federal Home Loan Bank stock                                  (643,700)         (359,600)             --
   Principal collected on mortgage-backed securities                 609,858           691,510           594,865
   Net change in loans receivable                                (14,301,551)      (26,445,499)      (13,732,583)
   Purchases of premises and equipment, net                         (113,031)         (436,341)         (234,855)
   Investment in limited partnership                                (225,000)         (412,500)          (37,500)
   Cash received for net liabilities assumed in
      branch purchase                                                   --                --          15,300,519
                                                                ------------      ------------      ------------
         Net cash from investing activities                      (16,011,292)      (36,259,937)        3,315,278

Cash flows from financing activities
   Net change in deposits                                       $  5,145,050      $  9,137,829      $  6,495,792
   Proceeds from borrowings                                       42,500,000        52,975,956        37,500,000
   Repayment of borrowings                                       (32,699,612)      (41,275,956)      (34,500,000)
   Proceeds from stock options                                        27,356           177,820           161,740
   Purchase of treasury stock                                       (405,887)             --            (329,749)
   Cash dividends paid                                              (608,505)         (542,101)         (443,192)
                                                                ------------      ------------      ------------
         Net cash from financing activities                       13,958,402        20,473,548         8,884,591
                                                                ------------      ------------      ------------
Net change in cash and cash equivalents                              428,883       (12,710,262)       14,332,407
Beginning cash and cash equivalents                                4,410,352        17,120,614         2,788,207
                                                                ------------      ------------      ------------
Ending cash and cash equivalents                                $  4,839,235      $  4,410,352      $ 17,120,614
                                                                ============      ============      ============

                                       18

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include FFW Corporation (the Company), and its wholly-owned subsidiaries, First Federal Savings Bank of Wabash (the Bank) and FirstFed Financial of Wabash, Incorporated. All significant inter-company transactions and balances have been eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is the origination of commercial and residential real estate loans (see Note 13).

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

Cash Flow Reporting: For reporting cash flows, cash and cash equivalents include cash on hand, due from financial institutions and interest-bearing deposits in other financial institutions - short-term. Net cash flows are reported for customer loan and deposit transactions.

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

Loans Receivable: Loans receivable are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses and charge-offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance  for Loan  Losses:  Because  some loans may not be repaid in full,  an allowance  for loan  losses  is  recorded.  The  allowance  for loan  losses  is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur.

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported in the provision for loan losses.

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

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, foreclosure are initially recorded at fair value at acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. There were two foreclosed properties at June 30, 1999, and one foreclosed property held at June 30, 1998.

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Intangible Assets: Intangible assets arising from the acquisition of the South Whitley Branch, on June 13, 1997, include goodwill and core deposit intangibles. Goodwill represents the excess of the purchase price over the assets acquired. Goodwill is amortized on a straight-line basis over 15 years. Core deposit intangibles are amortized on an accelerated basis over 10 years. As of June 30, 1999, unamortized goodwill totaled $1,082,000 and unamortized core deposit intangibles totaled $293,000.

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

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 12.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes the net change in net unrealized appreciation (depreciation) on securities available for sale, net of tax which is also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income first applies for 1999, with prior information restated to be comparable.

Earnings and Dividends Per Common Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per common share are restated for all stock splits and dividends.

Stock Split: Common share amounts and market values and price per share disclosures related to stock repurchase programs, stock-based compensation plans and earnings and dividends per share disclosures have been restated for the two-for-one stock split effected in the form of a 100% stock dividend which was declared November 25, 1997 and paid on December 31, 1997. Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the market value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital.

Reclassifications: Certain amounts in the 1998 and 1997 financial statements were reclassified to conform with the 1999 presentation.

NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of basic earnings per common share and diluted earnings per common share is presented below:

                                                                                  Year ended June 30,
                                                                         1999             1998             1997
                                                                     -----------      -----------      -----------
Basic Earnings Per Common Share
   Numerator: Net income                                             $ 2,111,055      $ 1,899,668      $ 1,343,660
                                                                     ===========      ===========      ===========
   Denominator: Weighted average common shares outstanding             1,464,857        1,449,938        1,411,099
      Less: Average unallocated ESOP shares                              (34,236)         (51,352)         (68,468)
                                                                     -----------      -----------      -----------
   Weighted average common shares outstanding                          1,430,621        1,398,586        1,342,631
                                                                     ===========      ===========      ===========
      Basic earnings per common share                                $      1.48      $      1.36      $      1.00
                                                                     ===========      ===========      ===========

                                                                                   Year ended June 30,
                                                                         1999             1998             1997
                                                                     -----------      -----------      -----------
Diluted Earnings Per Common Share
   Numerator: Net income                                             $2,111,055       $1,899,668       $1,343,660
                                                                     ==========       ==========       ==========
   Denominator: Weighted average common shares
      outstanding for basic earnings per common share                 1,430,621        1,398,586        1,342,631
      Add: Dilutive effects of assumed exercise of stock options         20,083           41,593           49,023
                                                                     ----------       ----------       ----------
   Weighted average common shares and dilutive
      potential common shares outstanding                             1,450,704        1,440,179        1,391,654
                                                                     ==========       ==========       ==========
   Diluted earnings per common share                                 $     1.46       $     1.32       $      .97
                                                                     ==========       ==========       ==========

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997




NOTE 3 - SECURITIES

At June 30, securities were as follows:

                                                       Gross            Gross
                                   Amortized        Unrealized        Unrealized          Fair
                                      Cost             Gains            Losses            Value
                                  ------------     ------------      ------------      ------------
Available for sale 1999
   U.S. government and agency     $ 23,842,475     $       --        $   (655,519)     $ 23,186,956
   State and municipal               8,377,975          131,593          (166,564)        8,343,004
   Other                               235,000            1,786              --             236,786
   Mortgage backed                  10,675,605           27,585           (10,255)       10,692,935
   Equity                            8,609,362          145,781          (186,261)        8,568,882
                                  ------------     ------------      ------------      ------------

                                  $ 51,740,417     $    306,745      $ (1,018,599)     $ 51,028,563
                                  ============     ============      ============      ============
Available for sale 1998
   U.S. government and agency     $ 13,166,099     $     19,527      $       --        $ 13,185,626
   State and municipal               8,905,135          205,283            (8,462)        9,101,956
   Other                               237,716            4,663              --             242,379
   Mortgage backed                  17,551,985          759,441           (16,133)       18,295,293
   Equity                            9,257,214          296,855           (86,094)        9,467,975
                                  ------------     ------------      ------------      ------------

                                  $ 49,118,149     $  1,285,769      $   (110,689)     $ 50,293,229
                                  ============     ============      ============      ============

Contractual maturities of debt securities at June 30, 1999 were as follows. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations. Securities not due at a single maturity date are shown separately.

                                                                      Amortized          Fair
                                                                        Cost             Value
                                                                     -----------      -----------
   Due in one year or less                                           $ 1,621,005      $ 1,611,514
   Due from one to five years                                          8,441,976        8,440,015
   Due from five to ten years                                         17,011,941       16,482,587
   Due after ten years                                                 5,380,528        5,232,630
   Mortgage backed                                                    10,675,605       10,692,935
   Equities                                                            8,609,362        8,568,882
                                                                     -----------      -----------

                                                                     $51,740,417      $51,028,563
                                                                     ===========      ===========

Sales/calls of securities available for sale for the years ended June 30 were:

                                   1999             1998            1997
                                -----------      -----------        --------
   Sales                        $   966,504      $ 9,356,977        $377,024
   Calls                         14,196,622       10,051,000              --
   Gross gains                      747,733          266,215           2,024
   Gross losses                      12,084               --              --

The  June  30,  1999,  gross  gains  included   $724,000  from  the  call  of  a
mortgage-backed security. The gain recognized was the result of a pre-payment penalty and the recognition of unaccreted discount.

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997




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

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable as of June 30 were as follows:

                                                      1999               1998
                                                 -------------      -------------
Mortgage loans (principally conventional)
   Secured by one-to-four family residences      $  67,825,242      $  70,243,040
   Secured by other properties                       9,341,791          7,272,108
   Construction                                        898,600          3,990,770
                                                 -------------      -------------

                                                    78,065,633         81,505,918
   Undisbursed portion of construction loans          (444,459)        (1,715,762)
      Net deferred loan origination fees               (38,184)           (47,280)
                                                 -------------      -------------

         Total mortgage loans                       77,582,990         79,742,876

Consumer and other loans
   Automobile                                       36,334,413         33,813,611
   Manufactured home                                   248,789            301,445
   Home equity and improvement                      10,393,878          9,104,988
   Commercial                                       23,781,154         12,945,444
   Other                                             4,125,094          3,822,697
                                                 -------------      -------------

                                                    74,883,328         59,988,185
   Net deferred loan origination costs                 648,065            645,163
                                                 -------------      -------------

         Total consumer and other loans             75,531,393         60,633,348
Less allowance for loan losses                      (1,623,293)          (982,532)
                                                 -------------      -------------

                                                 $ 151,491,090      $ 139,393,692
                                                 =============      =============

Activity in the allowance for loan losses for the years ended June 30 is as follows:

                                       1999             1998             1997
                                  -----------      -----------      -----------
   Beginning balance              $   982,532      $   571,751      $   553,440
   Provision for loan losses        1,010,000          705,000          120,000
   Charge-offs                       (464,847)        (331,702)        (184,797)
   Recoveries                          95,608           37,483           83,108
                                  -----------      -----------      -----------

   Ending balance                 $ 1,623,293      $   982,532      $   571,751
                                  ===========      ===========      ===========


At June 30, 1999 and 1998, no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered impaired as of or for the years ended June 30, 1999 or 1998.

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets in the balance sheets. These loans totaled $32,426,789 and $25,861,772 at June 30, 1999 and 1998. Related escrow deposit balances were $68,100 and $56,700 at June 30, 1999 and 1998.

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997




NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 were as follows:

                                                     1999               1998
                                                 -----------        -----------
   Land                                          $   350,121        $   350,121
   Buildings                                       2,090,511          2,063,539
   Furniture, fixtures and equipment                 901,539            815,480
                                                 -----------        -----------

         Total cost                                3,342,171          3,229,140
   Less accumulated depreciation                  (1,217,515)        (1,023,682)
                                                 -----------        -----------

                                                 $ 2,124,656        $ 2,205,458
                                                 ===========        ===========

NOTE 7 - DEPOSITS

Deposit  accounts  individually   exceeding  $100,000  totaled  $27,098,721  and
$27,940,314 at June 30, 1999 and 1998.

At June 30, 1999, stated maturities of certificates of deposit were:

                  2000                                         $52,058,153
                  2001                                           9,326,827
                  2002                                           2,853,616
                  2003                                           2,460,208
                  2004                                           2,670,754
                  Thereafter                                            --
                                                               -----------
                                                               $69,369,558
                                                               ===========

NOTE 8 - OTHER BORROWINGS

Federal Home Loan Bank (FHLB) advances total $65,877,262 at June 30, 1999. The majority of the advances have fixed interest rates ranging from 4.59% to 7.94% and the scheduled maturities during the years ended June 30 were as follows:

                  2000                                         $40,500,000
                  2001                                          19,000,000
                  2002                                             500,000
                  2003                                                  --
                  2004                                                  --
                  Thereafter                                     5,877,262
                                                               -----------
                                                               $65,877,262
                                                               ===========

The Bank also maintains a $1,000,000 overdraft line of credit agreement with the FHLB which terminates on May 20, 2000. As of June 30, 1999 and 1998, $423,126 and $0 were outstanding under this agreement.

FHLB advances and the overdraft line of credit agreement are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency and mortgage-backed securities. At June 30, 1999, collateral of approximately $102 million is pledged to the FHLB to secure advances outstanding.

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company. As of July 1, 1998, the latest actuarial valuation, plan assets exceeded the actuarially determined

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997



NOTE 9 - EMPLOYEE BENEFITS (continued)

value of total vested benefits. The plan has reached its full funding limitation for Internal Revenue Code purposes and a full contribution is not required. As a result, other than administrative expenses, there was no pension expense for 1999, 1998 and 1997.

401(k) Plan: A retirement savings 401(k) plan covers full time employees 21 or older and have completed one year of service. Participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of the participants' compensation. Expenses under this plan were $38,000, $28,000, and $21,000 for 1999, 1998 and 1997.

Employee Stock Ownership Plan (ESOP): Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate in the ESOP. The ESOP borrowed $591,500 from the Company to purchase 118,300 shares of the common stock issued in the conversion at $5 per share. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over seven years. Shares purchased by the ESOP are held in suspense until allocated to participants as the loan is repaid. ESOP expense was $245,000, $269,000 and $232,000 for 1999, 1998 and 1997. Contributions to the ESOP were $99,000, $93,000 and $87,000 for 1999, 1998 and 1997.

Contributions to the ESOP and shares released from suspense proportional to repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation. Benefits are 100% vested after five years of service including credit for years of service prior to July 1, 1992. Prior to five years of credited service, a participant who terminates employment for reasons other than death, normal retirement, or disability does not receive any ESOP benefit. Forfeitures are reallocated among remaining participating employees, in the same proportion as contributions. Benefits are payable in stock or cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

For 1999, 1998 and 1997, 17,117 shares with an average fair value of $15.74, $17.31 and $13.57 per share, were committed to be released.

ESOP shares as of June 30 were:

                                                                1999           1998           1997
                                                             ---------      ---------      ---------
   Allocated (including shares committed to be released)       109,740         92,623         75,506
   Unearned                                                      8,560         25,677         42,794
   Shares withdrawn from the plan by participants               (7,110)        (7,110)          --
                                                             ---------      ---------      ---------

      Total ESOP shares held in the plan                       111,190        111,190        118,300
                                                             =========      =========      =========

Fair value of unearned shares at June 30                     $ 115,560      $ 443,442      $ 577,719
                                                             =========      =========      =========

Stock Option Plan: The 1992 Stock Option and Incentive Plan authorizes options of 169,000 shares of common stock. During 1998, the Company registered with the Securities and Exchange Commission the 1998 Omnibus Incentive Plan. This plan authorizes options, restricted stock and SARs of 142,000 shares of common stock. For both plans when options are granted, option price is at least 100% of the market value of common stock on the date of grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year. No compensation expense was recognized for stock options for 1999, 1998 and 1997.

SFAS No. 123 requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents net loss per common share had the fair value method been used to measure compensation cost for stock option plans.

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997




NOTE 9 - EMPLOYEE BENEFITS (continued)

The fair value of options granted during 1999 was estimated using the following weighted average information: risk-free interest rate of 5.25%, expected life of 10 years, expected volatility of stock price of .31 and expected dividends of 3.11% per year.

                                                                         1999
                                                                      ----------
   Net income as reported                                          $   2,111,055
   Proforma net income                                             $   2,103,759

   Basic income per common share as reported                       $        1.48
   Diluted income per common share as reported                     $        1.46
   Proforma basic income per common share                          $        1.47
   Proforma diluted income per common share                        $        1.45


In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10-year periods with varying vesting periods. Information about option grants follows:

                                                                                                       Weighted
                                                     Number of                         Weighted         Average
                                                    Outstanding       Exercise          Average       Fair Value
                                                      Options           Price       Exercise Price     of Grants
                                                      -------           -----       --------------     ---------
   Outstanding, June 30, 1996                        119,700            $5.00           $5.00
   Granted                                             8,000            10.94           10.94
   Granted                                             8,000            13.38           13.38
   Exercised                                          32,348             5.00            5.00
                                                     -------
   Outstanding, June 30, 1997                        103,352         5.00 - 13.38        6.11
   Exercised                                          35,564             5.00            5.00
                                                     -------
   Outstanding, June 30, 1998                         67,788         5.00 - 13.38        6.69
   Granted                                            16,116            18.50           18.50            $1.34
   Granted                                             3,000            14.25           14.25             2.53
   Exercised                                          14,725         5.00 - 13.38        5.22
                                                     -------
   Outstanding, June 30, 1999                         72,179         5.00 - 18.50       10.06
                                                     =======

The weighted average remaining contractual life of options outstanding at June 30, 1999 was approximately five years. Stock options exercisable at June 30, 1999, 1998 and 1997 totaled 53,063, 59,788 and 87,352 at a weighted average exercise price of $7.10, $5.79 and $5.00. As of June 30, 1999, 137,000 options remain available for future grants.

Deferred Compensation: The Company has a deferred compensation plan for certain directors of the Company and a salary continuation plan for a Bank executive. The Company/Bank is obligated to pay each such individual or beneficiaries the accumulated contributions plus interest credited for the deferred compensation plan and a lump sum payment for the salary continuation plan, beginning with the individual's termination of service. A deferred compensation liability of $245,000 and $211,000 at June 30, 1999 and 1998 has been accrued for these obligations. Life insurance on the participants was purchased. The cash surrender value of such insurance was $234,000 and $248,000 at June 30, 1999 and 1998 and is included in other assets. Expense incurred for these plans was $36,000, $36,000, and $36,000 for 1999, 1998 and 1997.

                                 FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997



NOTE 10 - INCOME TAXES

Income tax expense for the years ended June 30 was:

                                       1999             1998              1997
                                    ---------         ---------        ---------
   Federal
      Current                       $ 987,372         $ 626,763        $ 438,181
      Deferred                       (291,260)           11,209            2,124
                                    ---------         ---------        ---------

                                      696,112           637,972          440,305
   State
      Current                         334,696           216,357          129,438
      Deferred                        (66,817)            3,414           36,024
                                    ---------         ---------        ---------

                                      267,879           219,771          165,462
                                    ---------         ---------        ---------

   Income tax expense               $ 963,991         $ 857,743        $ 605,767
                                    =========         =========        =========

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% as follows:

                                                              1999            1998             1997
                                                          -----------      -----------      -----------
Income taxes at 34% statutory rate                        $ 1,045,516      $   937,519      $   662,805
Tax effect of:
   Tax-exempt income                                         (146,615)        (126,981)        (147,117)
   State tax, net of federal income tax effect                199,357          156,126          109,205
   Dividends received deduction                               (80,121)         (69,246)         (61,794)
   Fair market value of ESOP shares in excess of cost          49,468           59,840           49,471
   Low income housing credits                                 (64,739)         (15,484)            --
   Other                                                      (38,875)         (84,031)          (6,803)
                                                          -----------      -----------      -----------

      Total income tax expense                            $   963,991      $   857,743      $   605,767
                                                          ===========      ===========      ===========

Components of the net deferred tax liability as of June 30 are:

                                                          1999           1998
                                                       ---------      ---------
   Deferred tax assets:
      Bad debts                                         $ 530,437      $ 254,122
      Deferred compensation                                96,921         83,523
      Core deposit intangible                              61,165         20,388
      Depreciation on securities available for sale       280,669           --
      Other                                                12,803         11,023
                                                        ---------      ---------

                                                          981,995        369,056

   Deferred tax liabilities:
      Accretion                                           (50,269)       (50,164)
      Net deferred loan costs                            (241,574)      (236,821)
      Appreciation on securities available for sale          --         (465,448)
      Other                                                  (271)        (6,739)
                                                        ---------      ---------

                                                         (292,114)      (759,172)
   Valuation allowance                                       --          (24,199)
                                                        ---------      ---------

   Net deferred tax asset (liability)                   $ 689,881      $(414,315)
                                                        =========      =========

                                       27

                                FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997



NOTE 10 - INCOME TAXES (continued)


Federal income tax laws provided savings banks with additional bad debt deductions through 1987, totaling $1,156,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $393,000 at June 30, 1999 and 1998. If the Bank was liquidated or otherwise ceased to be a bank or if tax laws were to change, the $393,000 would be recorded as expense.

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

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                  Minimum
                                                                                                Requirement
                                                                        Minimum                  To Be Well
                                                                      Requirement             Capitalized Under
                                                                      For Capital             Prompt Corrective
                                               Actual              Adequacy Purposes          Action Provisions
                                        -----------------          ----------------           -----------------
                                        Amount      Ratio          Amount     Ratio           Amount       Ratio
                                        ------      -----          ------     -----           ------       -----
                                                                (Dollars in thousands)
As of June 30, 1999
  Total Capital                         $16,841     12.38%         $10,886     8.00%          $13,607     10.00%
  Tier I (Core) Capital
    (to risk-weighted assets)            15,264     11.22%           5,443     4.00%            8,164      6.00%
  Tier I (Core) Capital
    (to adjusted total assets)           15,264      7.10%           6,449     3.00%              N/A        N/A
  Tangible Capital                       15,264      7.10%           3,224     1.50%              N/A        N/A

As of June 30, 1998
  Total Capital                         $14,743     12.08%         $ 9,764     8.00%          $12,205     10.00%
  Tier I (Core) Capital
    (to risk-weighted assets)            13,786     11.30%           4,882     4.00%            7,323      6.00%
  Tier I (Core) Capital
    (to adjusted total assets)           13,786      6.94%           5,958     3.00%              N/A        N/A
  Tangible Capital                       13,786      6.94%           2,979     1.50%              N/A        N/A


Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. At June 30, 1999, approximately $3.9 million of the Bank's retained earnings is available for distribution to the Company.

                                FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997



NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30 were as follows:

                                         1999                             1998
                              ---------------------------     ---------------------------
                                Fixed           Variable         Fixed          Variable
                                 Rate             Rate            Rate            Rate
                              -----------     -----------     -----------     -----------
Commitments to make loans     $   211,000     $   270,000     $ 1,278,000     $   628,000
Unused lines of credit ..            --         9,718,000            --         8,844,000
Standby letters of credit            --         1,671,000            --         1,232,000
                              -----------     -----------     -----------     -----------

                              $   211,000     $11,659,000     $ 1,278,000     $10,704,000
                              ===========     ===========     ===========     ===========


Fixed rate loan commitments at June 30, 1999 were at current rates, ranging primarily from 7.50% to 9.50%.

Variable rate loan commitments, unused lines of credit and standby letters of credit at June 30, 1999 were at current rates ranging from 7.00% to 11.50% for loan commitments, 8.50% to 11.50% for unused lines of credit and primarily at the national prime rate of interest plus 100 to 300 basis points for standby letters of credit.

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

Under employment agreements with two of its officers, certain events leading to separation from the Company could result in cash payments totaling $538,000.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

The Bank has a 3% limited partner interest in a limited partnership formed to construct, own and manage affordable housing projects. The Bank is one of 13 investors. As of June 30, 1999, the Bank had invested $675,000 and had recorded equity in the operating loss of the limited partnership of $79,000, $45,000 and $48 for the years ended June 30, 1999, 1998 and 1997. At June 30, 1999 and 1998, the obligation due to the limited partnership was $75,000 and $300,000. The Bank receives 3% of the eligible tax credits. For the years ended June 30, 1999, 1998 and 1997, the Bank received approximately $65,000, $15,000 and $18 in tax credits.

NOTE 13 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Real estate and consumer loans, including automobile, home equity and improvement, manufactured home and other consumer loans are granted primarily in Wabash, Kosciusko and Whitley counties. Loans secured by one to four family residential real estate mortgages make up 48% of the loan portfolio. The Company also sells loans and services loans for secondary market agencies.

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

                                FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997




NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:



   Balance - June 30, 1998                           $1,268,945
   New loans                                            191,150
   Repayments                                          (157,147)
   Other changes                                        (88,056)
                                                     ----------

   Balance - June 30, 1999                           $1,214,892
                                                     ==========


Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

                                FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997



NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, FFW Corporation.

                                CONDENSED BALANCE SHEETS
                                 June 30, 1999 and 1998

                                                             1999              1998
                                                        ------------      ------------
ASSETS
Cash and cash equivalents                               $     66,439      $    414,301
Investment in Bank subsidiary                             16,293,893        16,014,935
Investment in non-bank subsidiary                            274,920           224,206
Securities available for sale                              1,769,006         2,284,236
Other assets                                               1,026,058           203,996
                                                        ------------      ------------

      Total assets                                      $ 19,430,316      $ 19,141,674
                                                        ============      ============

LIABILITIES
Accrued expenses and other liabilities                  $     73,476      $     12,947

SHAREHOLDERS' EQUITY
Common stock                                                  17,853            17,751
Additional paid-in capital                                 8,965,882         8,793,133
Retained earnings - substantially restricted              13,970,694        12,468,144
Accumulated other comprehensive income                      (455,386)          685,432
Unearned Employee Stock Ownership Plan shares                (52,331)         (151,748)
Treasury stock                                            (3,089,872)       (2,683,985)
                                                        ------------      ------------

      Total shareholders' equity                          19,356,840        19,128,727
                                                        ------------      ------------

         Total liabilities and shareholders' equity     $ 19,430,316      $ 19,141,674
                                                        ============      ============



                                  CONDENSED STATEMENTS OF INCOME

                         For the years ended June 30, 1999, 1998 and 1997

                                                        1999             1998             1997
                                                   -----------      -----------      -----------
Interest income                                    $   107,012      $   117,349      $   152,696

Dividend income                                      1,050,000             --               --
Other income                                              --               --              1,924
                                                   -----------      -----------      -----------

                                                     1,157,012          117,349          154,620
Operating expense                                      251,650          136,776          154,287

Equity in undistributed income of subsidiaries
   Bank                                              1,222,359        1,817,183        1,271,803
   Non-bank                                             50,714           56,035           32,541
                                                   -----------      -----------      -----------

Income before income taxes                           2,178,435        1,853,791        1,304,677

Income tax expense (benefit)                           (67,380)         (45,877)         (38,983)
                                                   -----------      -----------      -----------

Net income                                         $ 2,111,055      $ 1,899,668      $ 1,343,660
                                                   ===========      ===========      ===========


                                FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997



NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (continued)

                                   CONDENSED STATEMENTS OF CASH FLOWS
                             For the years ended June 30, 1999, 1998 and 1997



                                                                1999             1998             1997
                                                            -----------      -----------      -----------
Cash flows from operating activities
   Net income                                               $ 2,111,055      $ 1,899,668      $ 1,343,660
   Adjustments to reconcile net income to net
      cash from operating activities
         Equity in undistributed income of subsidiaries      (1,273,073)      (1,873,218)      (1,304,344)
         Other                                                 (876,351)         (30,964)          30,486
                                                            -----------      -----------      -----------
             Net cash from operating activities                 (38,369)          (4,514)          69,802

Cash flows from investing activities
   Net change in interest-bearing deposits - long-term             --               --            173,664
   Proceeds from sales of securities                           (574,108)            --            175,000
   Maturities of securities available for sale                  982,234          455,000          635,000
   Purchase of securities available for sale                       --           (267,289)         (45,842)
   Repayments on loan receivable from ESOP                      170,000           92,805           86,636
                                                            -----------      -----------      -----------
         Net cash from investing activities                     677,543          280,516        1,024,458

Cash flows from financing activities
   Proceeds from stock options                                   27,356          177,820          161,740
   Purchase of treasury stock                                  (405,887)            --           (329,749)
   Cash dividends paid                                         (608,505)        (542,101)        (443,192)
                                                            -----------      -----------      -----------
             Net cash from financing activities                (987,036)        (364,281)        (611,201)
                                                            -----------      -----------      -----------

Net change in cash and cash equivalents                        (347,862)         (88,279)         483,059

Beginning cash and cash equivalents                             414,301          502,580           19,521
                                                            -----------      -----------      -----------
Ending cash and cash equivalents                            $    66,439      $   414,301      $   502,580
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

                                                       1999                              1998
                                            ---------------------------       ---------------------------
                                             Carrying         Estimated        Carrying         Estimated
                                              Amount         Fair Value         Amount         Fair Value
                                              ------         ----------         ------         ----------
                                                   (In thousands)                   (In thousands)
Cash and cash equivalents                   $   4,839        $   4,839        $   4,410        $   4,410
Securities available for sale                  51,029           51,029           50,293           50,293
Loans receivable, net                         151,491          150,004          139,394          138,749
Federal Home Loan Bank stock                    3,401            3,401            2,757            2,757
Accrued interest receivable                     1,616            1,616            1,429            1,429
Non-interest-bearing deposits                  (8,171)          (8,171)          (6,935)          (6,935)
Interest-bearing deposits                    (122,230)        (121,910)        (118,321)        (118,525)
Borrowings                                    (66,300)         (64,927)         (56,500)         (56,240)


                                FFW Corporation

                   Notes to Consolidated Financial Statements
                          June 30, 1999, 1998 and 1997



NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 1999 and 1998. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable, and non-interest-bearing deposits is considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, net, is based on estimates of the rate the Bank would charge for similar loans at June 30, 1999 and 1998 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for interest-bearing deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at June 30, 1999 and 1998, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Company to have disposed of such items at June 30,1999 and 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 1999 and 1998 should not necessarily be considered to apply to subsequent dates.

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

NOTE 18 - IMPACT OF NEW ACCOUNTING STANDARDS

A new accounting standard, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will require all derivatives to be recognized at fair value as either assets or liabilities in the Consolidated Balance Sheets beginning with the quarter ended September 30, 2000. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Corporation does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.

Directors and Officers
FFW CORPORATION

Officers

Wayne W. Rees
Chairman of the Board and Secretary

Nicholas M. George
President and Chief Executive Officer

Roger K. Cromer
Treasurer and Chief Financial and
Accounting Officer

Board of Directors

Wayne W. Rees
Owner and Publisher
The Paper of Wabash County, Inc.

Nicholas M. George
President and Chief Executive Officer
   FFW Corporation
President and Chief Executive Officer
   First Federal Savings Bank of Wabash
Chairman of the Board
   FirstFed Financial of Wabash, Inc.

J. Stanley Myers
Owner and Operator
Servisoft Water Conditioning, Inc.

Thomas L. Frank
Comptroller, B. Walter & Company

Joseph W. McSpadden
Vice President and Part Owner
Beauchamp & McSpadden

Ronald D. Reynolds
Owner, J. M. Reynolds Oil Co, Inc.

FIRST FEDERAL SAVINGS BANK OF WABASH
Officers

Wayne W. Rees
Chairman of the Board

Nicholas M. George
President and Chief Executive Officer

R. Linden Unger
President of FirstFed Financial of Wabash, Inc.

Roger K. Cromer
Treasurer and Chief Financial Officer

Timothy T. Taylor
Vice President

Richard B. Conroy
Vice President

Marvin A. Goble
Vice President

Gregory A. Metz
Vice President

Christine K. Noonan
Vice President Data Processing and Secretary

Sonia Niccom
Assistant Vice President and Lending Officer

Rebekah Steele
Assistant Secretary

Board of Directors

Wayne W. Rees
Nicholas M. George
J. Stanley Myers
Thomas L. Frank
Joseph W. McSpadden
Ronald D. Reynolds

Shareholder Information


Stock Listing Information

FFW Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) Small-Cap Market under the symbol "FFWC".

Stock Price Information

As of September 7, 1999 there were approximately 349 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low bid prices and dividends paid per share

The stock price information was provided by the NASD, Inc.

All information has been adjusted for a 2 for 1 stock split on December 31, 1997.


     Quarter                                       Dividend
      Ended              High          Low         Declared
-----------------------------------------------------------
Sept. 30, 1997          $15.88        $13.00        $  .09
Dec. 31, 1997            20.88         15.13           .09
March 31, 1998           22.00         17.50           .09
June 30, 1998            20.00         17.00          .105
Sept. 30, 1998           19.50         15.63          .105
Dec. 31, 1998            16.75         15.50          .105
March 31, 1999           16.75         15.38          .105
June 30, 1999            16.00         13.50          .105

Dividends

FFW declared and paid dividends of $0.42 per share for fiscal year 1999. The Board of Directors intends to continue payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW and other factors.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 p.m., October 26, 1999 at the executive office of FFW Corporation located at:
      1205 N. Cass Street
      Wabash, Indiana 46992
Shareholders are welcome to attend.

Annual Report on Form 10-KSB and
Investor Information

A copy of FFW Corporation's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:
      Roger K.Cromer
      Chief Financial Officer
      FFW Corporation
      1205 N. Cass Street
      P.O.Box 259
      Wabash, Indiana  46992

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:
      Registrar and Transfer Company
      10 Commerce Drive
      Cranford, New Jersey 07016

Investor Information

Shareholders, investors, and analysts interested in additional information may contact Nicholas M.George, President and Chief Executive Officer

Corporate Office

FFW Corporation
1205 N.Cass Street
P.O. Box 259
Wabash, Indiana 46992
(219) 563-3185

Special Counsel

Silver, Freedman &Taff, L.L.P.
1100 New York Ave., N.W.
Washington, D.C. 20006

Independent Auditor

Crowe, Chizek and Company LLP
330 E.Jefferson Blvd.
South Bend, Indiana 46624