Form 10KSB, Exhibit 13
period 2000-06-30
FFW CORP
filed 2000-09-28
CIK 895401

Exhibit 13
                        Annual Report to Security Holders

                                FFW Corporation
                                Wabash, Indiana


Index to Consolidated Financial Statements

PRESIDENT'S MESSAGE ..................................................   3

SELECTED CONSOLIDATED FINANCIAL INFORMATION ..........................   4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS ................................   5

        REPORT OF INDEPENDENT AUDITORS ...............................  12

        CONSOLIDATED BALANCE SHEETS
          June 30, 2000 and 1999 .....................................  13

        CONSOLIDATED STATEMENTS OF INCOME
          Years Ended June 30, 2000, 1999 and 1998 ...................  14

        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          Years Ended June 30, 2000, 1999 and 1998 ...................  15

        CONSOLIDATED STATEMENTS OF CASH FLOWS
          Years Ended June 30, 2000, 1999 and 1998 ...................  16

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...................  17

DIRECTORS AND EXECUTIVE OFFICERS .....................................  33

SHAREHOLDER INFORMATION ..............................................  34

                          [PHOTO OF FFW CORPORTATION]

President's Message

Dear Shareholder:
It is a pleasure to report to you that FFW Corporation and its subsidiary, First Federal Savings Bank, have completed another successful year. In this our seventh year as a public company, our net income was up 7.6% over the previous year at $2,271,000 with diluted earnings per share up 7.5% at $1.57. Our growth is a reflection of the commitment our employees have made to provide service to our customers. I invite you to read Management's Discussion and Analysis beginning on page five that explains our financial condition and our performance in detail.

Fiscal 2000 was a year of change. We completed all Y2K issues and were successful in making Y2K a nonevent for our customers. I would like to thank all the personnel who worked so diligently on this project. Change can be unexpected--as it was with the untimely death of Nicholas M. George on April 1, 2000. Mr. George served as President and CEO of First Federal Savings Bank for 23 years, but he will be remembered best as a leader, a colleague, and a friend. Through his leadership, Mr. George built the foundation from which FFW Corporation and its subsidiary, First Federal Savings Bank, will build upon and one which will allow us to thrive in the new millennium. To that end, we have continued our focus on updating our systems by constructing a new computer room and installing a wide area network. This will enable us to communicate more effectively with our branches and improve our financial services and products.

As a shareholder, I ask you to review this Annual Report. We are proud of our history, our consistent growth, and our commitment to superior customer service. We recognize that our growth is possible because of the continued confidence of our shareholders. I would like to thank all of our employees and the Board of Directors for their efforts this past year and their dedication to First Federal Savings Bank and the communities it serves. We look forward to the opportunities and challenges of this next year and thank you for your support.

Sincerely,


Roger K. Cromer
President and Chief Executive Officer

Selected Financial Information at or for the Year Ended June 30,:

                                                2000      1999      1998      1997       1996
                                              --------- --------  --------  --------   --------
                                                                (In Thousands)
Selected Financial Condition Data:
Total assets                                  $219,037  $217,489  $203,311  $180,055   $150,467
Loans                                          150,810   151,491   139,394   114,159    100,529
Securities                                      52,026    51,029    50,293    40,450     40,566
Deposits                                       133,105   130,401   125,256   116,118     92,490
Borrowings                                      64,168    66,300    56,500    44,800     41,800
Equity                                          19,615    19,357    19,129    17,141     15,458


                                                                (In Thousands)
Selected Operations Data:
Total interest income                         $ 16,687  $ 16,052  $ 14,589  $ 12,224   $ 11,164
Net interest income                              7,072     6,686     5,998     4,978      4,365
Provision for loan losses                       (1,034)   (1,010)     (705)     (120)       (95)
Non-interest income                              1,689     1,990     1,265       674        628
Non-interest expense                            (4,657)   (4,591)   (3,800)   (3,583)    (2,586)
Income tax expense                                (799)     (964)     (858)     (605)      (726)
                                              --------- --------  --------  --------   --------
Net income                                    $  2,271  $  2,111  $  1,900  $  1,344   $  1,586
                                              ========= ========  ========  ========   ========

Per Share:
Basic earnings per share (1)                  $   1.60  $   1.48  $   1.36  $   1.00   $   1.11
Diluted earnings per share (1)                $   1.57  $   1.46  $   1.32  $   0.97   $   1.08
Dividends declared (1)                        $   0.48  $   0.42  $   0.38  $   0.32   $   0.26
Dividend payout ratio                            30.00%    28.38%    27.94%    32.00%     23.42%

Other Data:
Net interest margin (2)                           3.38%     3.28%     3.31%     3.25%      3.06%
Average interest-earning assets to
  average interest-bearing liabilities            1.10x     1.12x     1.12x     1.12x      1.13x
Non-performing assets (3) to total
  assets at end of period                          .13%      .39%      .43%      .16%       .06%
Equity-to-total assets (end of period)            8.96      8.90      9.41      9.52      10.27
Return on assets (ratio of net income
  to average total assets)                        1.04       .99      1.00       .85       1.09
Return on equity (ratio of net income
  to average equity)                             11.83     10.68     10.51      8.41       9.89
Equity-to-assets ratio (ratio of average
  equity to average total assets)                 8.76      9.25      9.49     10.11      11.02
Number of full-service offices                       4         4         4         4          3

(1)  Restated for 100% stock dividend.

(2)  Net interest income divided by average interest-earning assets.

(3) Includes non-accruing loans, accruing loans delinquent more than 90 days and foreclosed assets.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

When used in this Annual Report and in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake -- and specifically declines any obligation -- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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

FINANCIAL CONDITION

Total assets increased $1.5 million during the year to $219.0 million at June 30, 2000. This increase was funded by an increase in deposits of $2.7 million. These funds were used to pay down FHLB advances and invest in government agencies, municipals and other securities.

Total securities available for sale increased from $51.0 million at June 30, 1999 to $52.0 million at June 30, 2000. During fiscal 2000, state and municipal securities increased from $8.3 million at June 30, 1999 to $8.5 million at June 30, 2000 due to purchases made with excess cash at the holding company. Government agency securities decreased from $23.2 million at June 30, 1999 to $22.0 million at June 30, 2000. Mortgage-backed, equity and other securities increased from $19.5 million at June 30, 1999 to $21.6 million at June 30, 2000. The Company has net unrealized depreciation of $1.5 million, net of tax at June 30, 2000 for securities available for sale.

Net loans decreased $681,000, or 0.4%, from $151.5 million at June 30, 1999 to $150.8 million at June 30, 2000. The decreases in the loan portfolio were comprised primarily of automobile loans which decreased $4.5 million during fiscal 2000. Half of the loan portfolio is comprised of first mortgage loans secured by one-to-four family residential real estate located in the Company's market area. At June 30, 2000, first mortgage loans secured by real estate comprised $70.7 million, or 46.9% of the loan portfolio. The consumer and other loan portfolio included $31.4 million of automobile loans, $13.1 million of home equity and improvement loans, $24.3 million in commercial loans and $4.6 million in other consumer loans at June 30, 2000.

Total deposits increased $2.7 million, or 2.1%, from $130.4 million at June 30, 1999 to $133.1 at June 30, 2000. During fiscal 2000, checking accounts increased $705,000 million, or 8.6%, and certificates of deposit and passbook accounts increased $2.0 million, or 1.6%. The increase resulted from increased core deposit accounts and targeted pricing of short term certificates of deposit. Assuming interest rates remain at present levels during the next fiscal year, management anticipates that deposits will continue to increase above current levels. As a result, management will continue to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than across the board increases for all deposit products. If deposit growth lags behind loan demand, then an increase in FHLB advances may be necessary to fund the Company's lending and investment activities during fiscal 2001.

Total shareholders' equity increased $258,000 to $19.6 million at June 30, 2000. The increase primarily resulted from net income of $2.3 million, $122,000 for the release of ESOP shares and $55,000 of proceeds from the exercise of stock options, which were offset by dividends paid of $694,000, $1.0 million change in unrealized depreciation on securities available for sale, net of tax, and $494,000 of treasury stock purchases.

RESULTS OF OPERATIONS

Comparison of Years Ended June 30, 2000 and June 30, 1999

General. Net income for the year ended June 30, 2000 was $2.3 million, an increase of $160,000 compared to net income of $2.1 million for the year ended June 30, 1999, an increase of 7.6%. The increase was primarily the result of an increase of $386,000 in net interest income and a decrease in income taxes of $165,000, which was partially offset by an increase of $67,000 in noninterest expense, a $24,000 increase in provisions for loan losses and a decrease in noninterest income of $300,000. Further details of the changes in these items are discussed below.


                        Net Income from 1996 to 2000


        $1,586        $1,344        $1,900        $2,111       $2,271
        ------        -------       ------        ------       ------
         1996         1997(1)        1998          1999         2000

     (1) Year of one time assessment by Savings Association Insurance Fund


Net Interest Income. Net interest income increased $386,000, or 5.8%, from $6.7 million to $7.1 million for the year ended June 30, 2000. The increase in net interest income was due to an increase of $635,000 in interest income, partially offset by an increase of $249,000 in interest expense. The increase in net interest income was primarily a result of an increase in the yield on interest-earning assets and a decrease in the yield on interest-bearing liabilities.

Net interest margin, the ratio of net interest income to average earning assets, is affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin was 3.38% in 2000 compared to 3.28% in 1999. The net interest margin increased due primarily to the net impact of changes in yields and rates of interest-earning assets and interest-bearing liabilities. In addition, First Federal believes that the net interest margin will continue to level out or decrease due to competitive pricing pressures.

The yield on earning assets in 2000 was 7.93% compared to 7.88% in 1999. Average earning assets increased 2.5% in 2000, following a 11.3% increase in 1999. The effective rate on interest bearing liabilities was 5.08% in 2000, compared to 5.13% in 1999.

Provision for Loan Losses. The provision for loan losses increased $24,000 from $1.01 million in fiscal 1999 to $1.03 million in fiscal 2000. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. In addition, the inherent and identified risks of commercial and consumer loans continue to require a higher level of provisions for loan losses. The Company has monitored the historical increase in net charge-offs in the commercial and consumer loan portfolios for the last three years and increased the provision for loan losses accordingly. The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies, which can order the establishment of additional general or specific allowances.

Noninterest Income. Noninterest income decreased 15.1% from $1.99 million in 1999 to $1.69 million in 2000. The factors influencing the decrease were net gain or loss on sales of securities and sales of loans. Loss on sale of securities was $63,000 in 2000 compared to a gain on sale of securities of $736,000 in 1999. This difference is due to the gain from a call on a mortgage-backed security for $724,000 during 1999. The gain on sale of loans decreased $138,000 as interest rates increased during the year causing a reduction in the number of newly originated fixed-rate mortgage loans with maturities greater than 15 years. Service charges and fees increased 7.4% from 1999 due to increased volume in our deposit areas. Other income increased $591,000 compared to 1999 due to death benefit proceeds from insurance resulting in additional non-taxable income of $559,000 which was offset by expenses related to a payment under a deferred compensation plan of $312,000 that is included in salaries and benefits expense.

Non-interest Expense. During 2000, First Federal experienced an increase in noninterest expense of 1.5%, from $4.6 million in 1999 to $4.7 million in 2000. The increase was primarily attributed to correspondent bank charges, furniture and equipment expense, and salaries and benefits. Stringent cost control and better utilization of resources continues to be a major focus at First Federal. Salaries and benefits increased 17.4% in 2000 compared to 7.4% in 1999. The increase in 2000 is due to recording expense related to a payment under a deferred compensation plan of $312,000 but offset by $559,000 of proceeds from insurance included with other income. Occupancy and equipment costs increased 4.6% from the prior year. The increase is due to additional furniture purchased and the related depreciation costs. Correspondent bank charges increased 15.2% from prior year due to volume and the addition of imaging for our deposit customers.

Income Tax Expense. Income tax expense was $799,000 in fiscal 2000 compared to $964,000 in fiscal 1999, a decrease of $165,000, or 17.1%. Income taxes decreased primarily as a result of the tax effects of the non-taxable insurance proceeds.

Comparison of Years Ended June 30, 1999 and June 30, 1998

General. Net income for the year ended June 30, 1999 was $2.1 million, a increase of $211,000 compared to net income of $1.9 million for the year ended June 30, 1998, an increase of 11.1%. The increase was primarily the result of an increase of $688,000 in net interest income and $725,000 in noninterest income, which was partially offset by an increase of $791,000 in noninterest expense, a $305,000 increase in provisions for loan losses and an increase in income taxes of $106,000. Further details of the changes in these items are discussed below.

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

The yield on earning assets in 1999 was 7.88% compared to 8.01% in 1999. Average earning assets increased 11.3% in 1999, following a 19.5% increase in 1998. The effective rate on interest bearing liabilities was 5.13% in 1999, compared to 5.26% in 1998.

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

Non-interest Income. Supplementing the growth in net interest income was an increase in noninterest income of 57.3% over 1998. The factors influencing the growth were increased service fees, commission income, gains on sale of securities and loans. Gains on sale of securities were $736,000 in 1999, compared to $266,000 in 1998. The increase was due to a call on a mortgage backed security for $724,000. The gain on sale of loans increased $44,000 as management continued to sell newly originated fixed-rate mortgage loans with maturities greater than 15 years. Service charges and fees increased 42.0% from 1998 due to increased volume in our loan and deposit areas.

Non-interest Expense. During 1999, First Federal experienced an increase in noninterest expense of 20.8%, from $3.8 million in 1998 to $4.6 million in 1999. The increase was primarily attributed to professional consulting expenses, data processing, furniture and equipment expense and salaries and benefits. Stringent cost control and better utilization of resources continues to be a major focus at First Federal.

Salaries and benefits increased 7.4% in 1999 compared to 26.0% in 1998. The larger increase in 1998 was due to branch expansion which took place. Occupancy and equipment costs increased 11.0% from the prior year. The increase is due to additional furniture purchased and the related depreciation costs. Data processing increased 33.9% and other expense increased 84.1% from the prior year. The majority of the increase in other expenses was in professional consulting. The increase in professional consulting expense was attributed to upgrading various computer systems for Year 2000 (Y2K) compliance, employee acquisition and training, and professional consulting for collection and repossession expenses.

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

The Company's asset/liability management strategy sets limits on the change in NPV given certain changes in interest rates. The table presented here, as of June 30, 2000, is the Company's interest rate risk measured by changes in NPV for instantaneous parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points.


     Changes in                                           NPV as % of Portfolio
   Interest Rates            Portfolio Value                  Value of Assets
    In Basis Net       -----------------------------      ---------------------
      Points                                                 NPV
   (Rate Shock)        $Amount    $Change    %Change        Ratio   Change(1)
   -------------       -------    -------    -------        -----   ---------
                                      (Dollars in thousands)

       300             $12,136    $(9,665)    (44)%          5.89%   (403)
       200              15,380     (6,420)    (29)           7.31    (261)
       100              18,656     (3,144)    (14)           8.67    (125)
      Static            21,800                               9.92
      (100)             24,666      2,866      13           11.00     108
      (200)             27,453      5,652      26           12.01     209
      (300)             31,674      9,874      45           13.51     359

(1)  Expressed in basis points

As illustrated in the table, the Company's NPV declines in a rising interest rate environment. Specifically, the table indicates that, at June 30, 2000, the Company's NPV was $21.8 million (or 10% of portfolio assets). Based upon the assumptions used, an immediate increase in market interest rates of 200 basis points would result in a $6.4 million or 29% decline in NPV and a 261 basis point or 26.3% decline in the Company's NPV ratio to 7.31%. This is within the Company's guidelines.

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

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating adjustable rate loans and purchasing adjustable rate mortgage-backed securities, by maintaining capital well in excess of regulatory requirements and by selling a portion of fixed rate one-to four-family real estate loans.

The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. There were no loans held for sale at June 30, 2000. The Company retains the servicing on loans sold in the secondary market and, at June 30, 2000, $29.8 million in such loans were being serviced for others.

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

                                                                   Year Ended June 30
                            -----------------------------------------------------------------------------------------------
                                          2000                           1999                           1998
                            ------------------------------  ------------------------------ --------------------------------
                              Average              Yield/    Average               Yield/   Average                 Yield/
                              Balance   Interest    Rate     Balance   Interest     Rate    Balance    Interest      Rate
                            ---------- ---------- --------  --------- ----------  -------- ---------- -----------  --------
                                                              (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1)       $153,090   $12,888     8.42%    $147,437   $12,428     8.43%   $127,127    $11,029      8.68%
  Securities (2) (3)           43,536     2,856     6.32       38,304     2,298     6.09      30,843      1,965      6.46
  Mortgage-backed
   securities (3)              10,496       806     7.45       15,703     1,166     7.25      18,732      1,427      7.84
  Other interest-
   bearing deposits             1,800       137     7.61        2,398       160     6.67       6,370        168      2.64
                            ---------- ----------           --------- ----------           ---------- -----------
Total interest-earning
  assets                      208,922    16,687     7.93      203,842    16,052     7.88     183,072     14,589      8.01
  Other assets                 10,199                           9,817                          7,398
                            ----------                      ---------                      ----------
Total assets                 $219,121                        $213,659                       $190,470
                            ==========                      =========                      ==========

Interest-bearing liabilities:
  Money market
   accounts                    $1,316        59     4.48     $    625        27     4.32      $1,022         26      2.54
  NOW accounts                  7,134       157     2.20        6,726       147     2.19       7,040        132      1.88
  Passbook savings
   accounts                    41,970     1,639     3.91       45,317     1,843     4.07      42,983      1,817      4.23
  Certificates
   of deposit                  74,085     4,079     5.51       67,916     3,791     5.58      62,666      3,652      5.83
  FHLB advances                64,770     3,681     5.68       62,106     3,558     5.73      49,543      2,964      5.98
                            ---------- ----------           --------- ----------           ---------- -----------
Total interest-
  bearing liabilities         189,275     9,615     5.08      182,690     9,366     5.13     163,254      8,591      5.26
                                       ---------- --------            ----------  --------            -----------  --------
  Other liabilities            10,645                          11,212                          9,133
                            ----------                      ---------                      ----------
Total liabilities             199,920                         193,902                        172,387
Equity                         19,201                          19,757                         18,083
                            ----------                      ---------                      ----------
Total liabilities and
  shareholders' equity       $219,121                        $213,659                       $190,470
                            ==========                      =========                      ==========
Net interest income/
  interest rate spread                  $ 7,072     2.85%               $ 6,686     2.75%               $ 5,998      2.75%
                                       ========== ========            ==========  ========            ===========  ========
Net interest margin (4)                             3.38%                           3.28%                            3.31%
                                                  ========                        ========                         ========


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

Asset Quality

Total non-performing assets decreased to $290,000 at June 30, 2000 compared to $842,000 at June 30, 1999. The ratio of non-performing assets to total assets at June 30, 2000 was .13% compared to .39% at June 30, 1999. Included in non-performing assets at June 30, 2000 were $251,000 in non-accruing loans and $39,000 in repossessed assets.

In addition to the non-performing assets listed above, as of June 30, 2000 and 1999, there was $4.4 million and $1.9 million, respectively, in net loans designated by the Bank as "watch loans" due to factors that may impact the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 2000, $2.0 million of loans were classified as special mention, $1.9 million as substandard, $434,000 as doubtful and $3,000 as loss. As of June 30, 1999, $1.3 million were classified as special mention, $543,000 as substandard, $72,000 as doubtful and $46,000 as loss.

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

The standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulations at 4%, of which 1% must be comprised of short-term investments (i.e. generally with a term of less than one year). At June 30, 2000, the Bank's liquidity ratio was 7.03%, of which 3.25% was comprised of short-term investments.

Year Ended June 30, 2000. During the year ended June 30, 2000 there was a net increase of $415,000 in cash and cash equivalents. Major sources of cash during the year were an increase in deposits of $2.7 million, and the proceeds from the sales of loans held for sale and the sale, call and maturity of securities provided $1.2 million and $4.6 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash include funding an increase of $1.3 million in the loan portfolio and the purchase of $7.5 million in securities available for sale. Year Ended June 30, 1999. During the year ended June 30, 1999 there was a net increase of $429,000 in cash and cash equivalents. Major sources of cash during the year were an increase in deposits and borrowings of $5.1 million and 9.8 million, and the proceeds from the sales of loans held for sale and the sale, call and maturity of securities provided $14.4 million and $22.8 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk. Major uses of cash during the year which offset the sources of cash included funding an increase of $14.3 million in the loan portfolio, purchases of $25.0 million in securities available for sale and originations of $14.3 million of loans to be sold in the secondary market.

Year Ended June 30, 1998. During the year ended June 30, 1998 there was a net decrease of $12.7 million in cash and cash equivalents. Major sources of cash during the year were an increase in deposits of $9.1 million and proceeds from sales of loans held for sale provided $9.1 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk. Major uses of cash during the year which offset the sources of cash included funding an increase of $26.0 million in the loan portfolio, purchases of $29.8 million in securities available for sale and originations of $9.0 million of loans to be sold in the secondary market.

Borrowings may be used as a source of funds to offset reductions in other sources of funds such as deposits and to assist in asset/liability management. Management believes that a diversified blend of borrowings from the FHLB offers flexibility and is an important tool to be used in the balanced growth of the Company. As such, borrowings outstanding at June 30, 2000 consisted of advances from the FHLB totaling $64.2 million. Also, the Company had commitments to fund loan originations, unused lines of credit and standby lines of credit with borrowers of $12.0 million at June 30, 2000. In the opinion of management, the Company has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

Pursuant to federal law, thrift institutions must meet a 4.00% core capital requirement and an 8.00% total risk-based capital to risk weighted assets requirement. At June 30, 2000, the Bank exceeded all fully phased in capital requirements. Core capital totaled $17.2 million, or 7.92% of adjusted total assets (as defined by regulation) and risk-based capital totaled $18.9 million, or 13.58% of risk-weighted assets (as defined by regulation). See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding capital requirements applicable to the Bank.

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

Report of Independent Auditors

Board of Directors and Shareholders
FFW Corporation
Wabash, Indiana

We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000 in conformity with generally accepted accounting principles.


                                /s/ Crowe, Chizek and Company LLP

                                Crowe, Chizek and Company LLP

South Bend, Indiana
August 24, 2000

                                FFW Corporation

                          Consolidated Balance Sheets

                             June 30, 2000 and 1999

                                                            2000              1999
                                                       --------------    --------------
ASSETS
Cash and due from financial institutions                $  4,152,652     $  4,650,866
Interest-bearing deposits in other financial
  institutions - short-term                                1,101,766          188,369
                                                       --------------    --------------
      Total cash and cash equivalents                      5,254,418        4,839,235
Securities available for sale                             52,026,138       51,028,563
Loans receivable, net of allowance for loan
  losses of $1,961,318 in 2000 and $1,623,293 in 1999    150,810,106      151,491,090
Federal Home Loan Bank stock                               3,400,900        3,400,900
Accrued interest receivable                                1,666,265        1,616,479
Premises and equipment, net                                2,028,386        2,124,656
Other assets                                               3,850,819        2,987,971
                                                       --------------    --------------
      Total assets                                      $219,037,032     $217,488,894
                                                       ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Noninterest-bearing                                   $  8,875,968     $  8,171,372
  Interest-bearing                                       124,228,632      122,229,981
                                                       --------------    --------------
      Total deposits                                     133,104,600      130,401,353
Borrowings                                                64,167,542       66,300,388
  Accrued expenses and other liabilities                   2,149,970        1,430,313
                                                       --------------    --------------
      Total liabilities                                  199,422,112      198,132,054
                                                       ==============    ==============

Shareholders' equity
  Preferred stock, $.01 par; 500,000 shares
   authorized; none issued                                      --                --
  Common stock, $.01 par; 2,000,000 shares
    authorized; issued: 1,807,013 - 2000 and
    1,785,288 - 1999; outstanding: 1,423,627
    - 2000 and 1,441,224 - 1999                               18,070           17,853
  Additional paid-in capital                               9,228,128        8,965,882
  Retained earnings                                       15,547,131       13,970,694
  Accumulated other  comprehensive  income (loss)         (1,479,969)        (455,386)
  Unearned  Employee  Stock  Ownership  Plan shares             --            (52,331)
  Unearned management  retention  plan shares                (72,354)             --
  Treasury stock at cost, 383,386 shares - 2000 and
    344,064 shares - 1999                                 (3,626,086)      (3,089,872)
                                                       --------------    --------------
      Total shareholders' equity                          19,614,920       19,356,840
                                                       --------------    --------------
      Total liabilities and shareholders' equity        $219,037,032     $217,488,894
                                                       ==============    ==============

See accompanying notes.

                                FFW Corporation

                       Consolidated Statements of Income

                    Years ended June 30, 2000, 1999 and 1998


                                         2000           1999             1998
                                     -----------    -----------      -----------
Interest and dividend income
  Loans, including fees              $12,888,537    $12,428,098      $11,028,576
  Taxable securities                   3,266,784      3,000,394        2,978,403
  Nontaxable securities                  394,884        464,433          413,504
  Other                                  137,211        159,565          168,410
                                     -----------    -----------      -----------
       Total interest and
        dividend income               16,687,416     16,052,490       14,588,893

Interest expense
  Deposits                             5,934,009      5,807,809        5,626,941
  Borrowings                           3,681,171      3,558,563        2,964,036
                                     -----------    -----------      -----------
       Total interest expense          9,615,180      9,366,372        8,590,977
                                     -----------    -----------      -----------
Net interest income                    7,072,236      6,686,118        5,997,916

Provision for loan losses              1,033,677      1,010,000          705,000
                                     -----------    -----------      -----------

Net interest income after provision
  for loan losses                      6,038,559      5,676,118        5,292,916

Noninterest income
  Net gains/(loss) on sales of
    securities                           (63,400)       735,649          266,215
  Net gains on sales of loans              9,814        148,096          104,148
  Commission income                      222,562        234,362          215,051
  Service charges and fees               840,296        782,572          551,211
  Other income                           679,913         88,776          127,859
                                     -----------    -----------      -----------
       Total noninterest income        1,689,185      1,989,455        1,264,484

Noninterest expense
  Salaries and benefits                2,386,933      2,032,452        1,892,039
  Occupancy and equipment                386,744        369,647          332,894
  Deposit insurance premium              101,662        121,423          113,521
  Correspondent bank charges             237,118        205,883          211,420
  Data processing                        461,216        489,372          365,522
  Printing, postage and supplies         131,015        245,031          192,935
  Amortization of goodwill & core
    deposit premium                      156,347        156,347          164,474
  Other expense                          796,376        970,372          527,184
                                     -----------    -----------      -----------
       Total noninterest expense       4,657,411      4,590,527        3,799,989
                                     -----------    -----------      -----------

Income before income taxes             3,070,333      3,075,046        2,757,411

Income tax expense                       799,472        963,991          857,743
                                     -----------    -----------      -----------

Net income                           $ 2,270,861    $ 2,111,055      $ 1,899,668
                                     ===========    ===========      ===========

Earnings per share
  Basic                              $      1.60    $      1.48      $      1.36
  Diluted                            $      1.57    $      1.46      $      1.32

                            See accompanying notes.

                                FFW Corporation

     Consolidated Statements of Changes in Stockholders' Equity Years ended
                          June 30, 2000, 1999 and 1998



                                                                                                     Accumulated
                                                                 Additional                             Other
                                                   Common          Paid-In          Retained        Comprehensive
                                                   Stock           Capital          Earnings        Income (Loss)
                                                  --------       ------------     ------------      --------------
Balance at June 30, 1997                          $ 8,698         $8,439,565       $11,119,378       $  502,183
Cash dividends - $0.38 per share                     --                 --            (542,101)            --
17,117 shares released under ESOP                    --              176,000              --               --
100% stock dividend                                 8,801               --              (8,801)            --
Issued 35,564 shares on stock options                 252            177,568              --               --
Net income                                           --                 --           1,899,668             --
Other comprehensive income, net of tax:
   Unrealized appreciation (depreciation)
     on securities available for sale,
      net of tax of $84,263                          --                 --                --            183,249
                                                                                                    --------------
   Total other comprehensive income                  --                 --                --            183,249
Comprehensive income                                 --                 --                --               --
                                                  --------       ------------     ------------      -------------
Balance at June 30, 1998                           17,751          8,793,133        12,468,144          685,432

Cash dividends - $0.42 per share                     --                 --            (608,505)            --
17,117 shares released under ESOP                    --              145,495              --               --
Purchased 27,000 shares                              --                 --                --               --
Issued 10,192 shares, net, on
  stock options                                       102             27,254              --               --
Net income                                           --                 --           2,111,055             --
Other comprehensive income, net of tax:
   Unrealized appreciation (depreciation)
     on securities available for sale, net of
     tax of $(746,117)                               --                 --                --         (1,140,818)
                                                                                                    --------------
   Total other comprehensive income (loss)           --                 --                --         (1,140,818)
Comprehensive income                                 --                 --                --               --
                                                  --------       ------------     ------------      --------------
Balance at June 30, 1999                           17,853          8,965,882        13,970,694         (455,386)

Cash dividends - $0.48 per share                     --                 --            (694,424)            --

8,560 shares released under ESOP                     --               69,772              --               --
7,000 shares purchased under MRP                       70             95,305              --               --
Purchased 39,322 shares, net                         --               42,497              --               --

Issued 14,725 shares on stock options                 147             54,672              --               --
Amortization of MRP contribution                     --                 --                --               --
Net income                                           --                 --           2,270,861             --
Other comprehensive income, net of tax:
   Unrealized appreciation (depreciation)
     on securities available for sale, net of
     tax of $(713,843)                                --                --                --         (1,024,583)
                                                                                                    --------------
   Total other comprehensive income (loss)            --                --                --         (1,024,583)
 Comprehensive income                                 --                --                --               --
                                                  --------       ------------     ------------      --------------
Balance at June 30, 2000                          $18,070         $9,228,128       $15,547,131      $(1,479,969)
                                                  ========       ============     ============      ==============

                                                    Unearned
                                                    Employee         Unearned
                                                     Stock          Management
                                                    Ownership        Retention                          Total
                                                      Plan             Plan        Treasury          Shareholders'
                                                     Shares           Shares         Stock              Equity
                                                  -------------     ----------    ------------       -------------
Balance at June 30, 1997                            $(244,553)        $  --       $(2,683,985)        $17,141,286
Cash dividends - $0.38 per share                         --              --             --               (542,101)
17,117 shares released under ESOP                      92,805            --             --                268,805
100% stock dividend                                      --              --             --                   --
Issued 35,564 shares on stock options                    --              --             --                177,820
Net income                                               --              --             --              1,899,668
Other comprehensive income, net of tax:
   Unrealized appreciation (depreciation)
     on securities available for sale,
      net of tax of $84,263                              --              --             --
   Total other comprehensive income                      --              --             --                183,249
                                                                                                     -------------
Comprehensive income                                     --              --             --              2,082,917
                                                  -------------     ----------    ------------       -------------

Balance at June 30, 1998                             (151,748)           --        (2,683,985)         19,128,727

Cash dividends - $0.42 per share                         --              --             --               (608,505)
17,117 shares released under ESOP                      99,417            --             --                244,912
Purchased 27,000 shares                                  --              --          (405,887)           (405,887)
Issued 10,192 shares, net, on
  stock options                                          --              --             --                 27,356
Net income                                               --              --             --              2,111,055
Other comprehensive income, net of tax:
   Unrealized appreciation (depreciation)
     on securities available for sale, net of
     tax of $(746,117)                                   --              --             --
   Total other comprehensive income (loss)               --              --             --             (1,140,818)
                                                                                                     -------------
Comprehensive income                                     --              --             --                970,237
                                                  -------------     ----------    ------------       -------------

Balance at June 30, 1999                              (52,331)           --        (3,089,872)         19,356,840

Cash dividends - $0.48 per share                         --              --             --               (694,424)

8,560 shares released under ESOP                       52,331            --             --                122,103
7,000 shares purchased under MRP                         --           (95,375)          --                   --
Purchased 39,322 shares, net                             --              --          (536,214)           (493,717)

Issued 14,725 shares on stock options                    --              --             --                 54,819
Amortization of MRP contribution                         --            23,021           --                 23,021
Net income                                               --              --             --              2,270,861
Other comprehensive income, net of tax:
   Unrealized appreciation (depreciation)
     on securities available for sale, net of
     tax of $(713,843)                                   --              --             --
   Total other comprehensive income (loss)               --              --             --             (1,024,583)
                                                                                                     -------------
 Comprehensive income                                    --              --             --              1,246,278
                                                  -------------     ----------    ------------       -------------

Balance at June 30, 2000                              $  --          $(72,354)    $(3,626,086)        $19,614,920

See accompanying notes.

                                FFW Corporation

                     Consolidated Statements of Cash Flows

                    Years ended June 30, 2000, 1999 and 1998


                                                                 2000            1999               1998
                                                             -----------      -----------      -------------
Cash flows from operating activities
  Net income                                                 $ 2,270,861      $ 2,111,055       $ 1,899,668
  Adjustments to reconcile net income to net cash
    from operating activities
    Depreciation and amortization                                (31,822)         (60,899)          (80,662)
    Provision for loan losses                                  1,033,677        1,010,000           705,000
    Net (gains) losses on sales of:
      Securities                                                  63,400         (735,649)         (266,215)
      Loans held for sale                                         (9,814)        (148,096)         (104,148)
    Originations of loans held for sale                       (1,164,250)     (14,262,865)       (9,045,410)
    Proceeds from sales of loans held for sale                 1,174,064       14,410,961         9,149,558
    ESOP expense                                                 122,103          244,912           268,805
    Amortization of MRP contribution                              23,021              --                --
    Net change in accrued interest receivable
     and other assets                                         (1,132,071)          11,984           (387,593)
    Amortization of goodwill and core deposit intangibles        219,437          156,347            164,474
    Net change in accrued interest payable and other
     liabilities                                               1,433,499         (249,803)           758,749
                                                             -----------      -----------      -------------
      Net cash from operating activities                       4,002,105        2,487,947          3,062,226

Cash flows from investing activities
  Proceeds from:
    Sales, calls and maturities of securities
      available for sale                                       4,561,566       22,808,126         20,007,977
    Sales of foreclosed real estate and repossessed assets       935,678          903,878            465,351
  Purchase of:
    Securities available for sale                             (7,463,987)     (25,049,872)       (29,770,835)
    Federal Home Loan Bank stock                                      --         (643,700)          (359,600)
  Principal collected on mortgage-backed securities              332,873          603,684            705,411
  Net change in loans receivable                              (1,288,371)     (14,301,551)       (26,445,499)
  Purchases of premises and equipment, net                      (101,760)        (113,031)          (436,341)
  Investment in limited partnership                                   --         (225,000)          (412,500)
                                                             -----------      -----------      -------------
      Net cash from investing activities                      (3,024,001)     (16,017,466)       (36,246,036)

Cash flows from financing activities
  Net change in deposits                                       2,703,247        5,145,050         9,137,829
  Proceeds from borrowings                                    78,294,891       42,500,000        52,975,956
  Repayment of borrowings                                    (80,427,737)     (32,699,612)      (41,275,956)
  Proceeds from stock options                                     54,819           27,356           177,820
  Purchase of treasury stock                                    (493,717)        (405,887)              --
  Cash dividends paid                                           (694,424)        (608,505)         (542,101)
                                                             -----------      -----------      -------------
      Net cash from financing activities                        (562,921)      13,958,402        20,473,548
                                                             -----------      -----------      -------------
Net change in cash and cash equivalents                          415,183          428,883       (12,710,262)
Beginning cash and cash equivalents                            4,839,235        4,410,352        17,120,614
                                                             -----------      -----------      -------------
Ending cash and cash equivalents                             $ 5,254,418      $ 4,839,235       $ 4,410,352
                                                             ===========      ===========      =============
Supplemental disclosure of cash flow information
  Cash paid during the period
    Interest                                                 $ 9,525,756      $ 9,615,180       $ 8,544,462
    Income taxes                                             $   930,000      $ 1,256,000       $   895,000

                                FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include FFW Corporation (the Company), and its wholly-owned subsidiaries, First Federal Savings Bank of Wabash (the Bank) and FirstFed Financial of Wabash, Incorporated. All significant inter-company transactions and balances have been eliminated in consolidation. Nature of Business and Concentrations of Credit
Risk: The primary source of income for the Company is the interest from commercial and residential real estate loans (see Note 13).

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans and intangible assets, the carrying value of loans held for sale, the value of mortgage servicing rights, the accrued liability for deferred compensation, the fair value of stock options, the realization of deferred tax assets and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, the classification and carrying value of loans held for sale, the fair value of stock options and the fair value of securities and other financial instruments are particularly susceptible to material change in the near term.

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

                           June 30, 2000, 1999, 1998


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

Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. Smaller-balance homogeneous loans such as residential first mortgage loans, are evaluated for impairment in total. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 60 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

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

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Intangible Assets: Intangible assets arising from the acquisition of the South Whitley Branch, on June 13, 1997, include goodwill and core deposit intangibles. Goodwill represents the excess of the purchase price over the assets acquired. Goodwill is amortized on a straight-line basis over 15 years. Core deposit intangibles are amortized on an accelerated basis over 10 years. As of June 30, 2000, unamortized goodwill totaled $998,000 and unamortized core deposit intangibles totaled $219,000.

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

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) under AICPA Statement of Position (SOP) 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, is presented as a reduction of shareholders' equity. Compensation expense is based on the market price of the shares committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is adjusted to additional paid-in capital. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per common share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

                                FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 12.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes the net change in net unrealized appreciation (depreciation) on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity.

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

Reclassifications: Certain amounts in the 1999 and 1998 financial statements were reclassified to conform with the 2000 presentation.

NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of basic earnings per common share and diluted earnings per common share is presented below:

                                                                           Year ended June 30,
                                                                    2000           1999              1998
                                                                -----------    -----------      ------------
Basic Earnings Per Common Share
  Numerator: Net income                                         $ 2,270,861    $ 2,111,055      $ 1,899,668
                                                                ===========    ===========      ============
  Denominator: Weighted average common shares outstanding         1,425,464      1,464,857        1,449,938
    Less: Average unallocated ESOP shares                            (2,140)       (34,236)         (51,352)
                                                                -----------    -----------      ------------
  Weighted average common shares outstanding                      1,423,324      1,430,621        1,398,586
                                                                ===========    ===========      ============
    Basic earnings per common share                             $      1.60    $      1.48      $      1.36
                                                                ===========    ===========      ============
Diluted Earnings Per Common Share
  Numerator: Net income                                         $ 2,270,861    $ 2,111,055      $ 1,899,668
                                                                ===========    ===========      ============
  Denominator: Weighted average common shares
    outstanding for basic earnings per common share               1,423,324      1,430,621        1,398,586
    Add: Dilutive effects of assumed exercise of stock options       25,076         20,083           41,593
                                                                -----------    -----------      ------------
  Weighted average common shares and dilutive
    potential common shares outstanding                           1,448,400      1,450,704        1,440,179
                                                                ===========    ===========      ============
  Diluted earnings per common share                             $      1.57    $      1.46      $      1.32
                                                                ===========    ===========      ============

                                FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998


NOTE 3 - SECURITIES

At June 30, securities were as follows:

                                                             Gross            Gross
                                          Amortized        Unrealized       Unrealized         Fair
                                            Cost             Gains            Losses           Value
                                        -----------      ------------      ------------     -----------
Available for sale 2000
  U.S. government and agency            $23,283,694      $      --         $(1,331,476)     $21,952,218
  State and municipal                     8,763,121          56,042           (321,654)       8,497,509
  Other                                   1,508,500          16,223            (25,244)       1,499,479
  Mortgage backed                        11,402,175           4,611           (402,304)      11,004,482
  Equity                                  9,518,928             --            (446,478)       9,072,450
                                        -----------      ------------      ------------     -----------
                                        $54,476,418      $   76,876        $(2,527,156)     $52,026,138
                                        ===========      ============      ============     ===========

Available for sale 1999
  U.S. government and agency            $23,842,475      $      --         $  (655,519)     $23,186,956
  State and municipal                     8,377,975         131,593           (166,564)       8,343,004
  Other                                     235,000           1,786                --           236,786
  Mortgage backed                        10,675,605          27,585            (10,255)      10,692,935
  Equity                                  8,609,362         145,781           (186,261)       8,568,882
                                        -----------      ------------      ------------     -----------
                                        $51,740,417      $  306,745        $(1,018,599)     $51,028,563
                                        ===========      ============      ============     ===========

Contractual maturities of securities at June 30, 2000 were as follows. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations. Securities not due at a single maturity date are shown separately.

                                             Amortized           Fair
                                               Cost              Value
                                           -----------       ------------
         Due in one year or less           $ 2,269,194       $ 2,177,089
         Due from one to five years          4,356,417         4,275,238
         Due from five to ten years         18,913,249        17,818,705
         Due after ten years                 8,016,454         7,678,174
         Mortgage backed                    11,402,176        11,004,482
         Equities                            9,518,928         9,072,450
                                           -----------       ------------
                                           $54,476,418       $52,026,138
                                           ===========       ============

Sales/calls of securities available for sale for the years ended June 30 were:

                                 2000              1999          1998
                              -----------     -----------    -----------
         Sales                $ 3,451,566     $   966,504    $ 9,356,977
         Calls                         --      14,196,622     10,051,000
         Gross gains                5,794         747,733        266,215
         Gross losses             (69,194)        (12,084)            --

                                FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998


NOTE 3 - Secuirities (continued)

The June 30, 1999, gross gains included $724,000 from the call of a mortgage backed security. The gain recognized was the result of a pre-payment penalty and the recognition of unaccreted discount.

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

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable as of June 30 were as follows:

                                                    2000             1999
                                               ------------     ------------
Mortgage loans (principally conventional)
  Secured by one-to-four family residences     $ 69,738,071     $ 67,825,242
  Secured by other properties                     8,138,436        9,341,791
  Construction                                    2,343,439          898,600
                                               ------------     ------------
                                                80,219,946       78,065,633
 Undisbursed portion of construction loans      (1,333,955)        (444,459)
    Net deferred loan origination fees             (35,522)         (38,184)
                                               ------------     ------------
      Total mortgage loans                      78,850,469       77,582,990

Consumer and other loans
  Automobile                                    31,367,885       36,334,413
  Manufactured home                                235,091          248,789
  Home equity and improvement                   13,119,225       10,393,878
  Commercial                                    24,300,945       23,781,154
  Other                                          4,418,593        4,125,094
                                               ------------     ------------
                                                73,441,739       74,883,328
  Net deferred loan origination costs              479,216          648,065
                                               ------------     ------------
    Total consumer and other loans              73,920,955       75,531,393
Less allowance for loan losses                  (1,961,318)      (1,623,293)
                                               ------------     ------------
                                              $150,810,106     $151,491,090
                                               ============     ============


                                FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998


Activity in the allowance for loan losses for the years ended June 30 is as follows:

                                   2000             1999               1998
                              -------------    -------------     --------------
   Beginning balance          $   1,623,293    $    982,532      $    571,751
   Provision for loan losses      1,033,677       1,010,000           705,000
   Charge-offs                     (783,484)       (464,847)         (331,702)
   Recoveries                        87,832          95,608            37,483
                              -------------    -------------     --------------
   Ending balance             $   1,961,318    $  1,623,293      $    982,532
                              =============    =============     ==============

                                FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998


Information regarding impaired loans is as follows for the years ending June 30:

                                                                  2000
                                                                ---------
   Year end loans with no allowance for loan losses allocated   $      --
   Year end loans with allowance for loan losses allocated        754,116
   Amount of allowance allocated                                  234,667
   Average of impaired loans during the year                      285,686
   Interest income recognized during impairment                    48,507
   Cash-basis interest income recognized                           32,814

There were no material impaired loans to report for years ending June 30, 1999 and 1998.

NOTE 5 - LOAN  SERVICING

Mortgage loans serviced for others are not reported as assets in the balance sheets. These loans totaled $29,843,278 and $32,426,789 at June 30, 2000 and 1999. Related escrow deposit balances were $58,800 and $68,100 at June 30, 2000 and 1999.

NOTE 6 - PREMISES AND  EQUIPMENT,  NET

Premises and equipment at June 30 were as follows:

                                          2000              1999
                                      ----------        -----------
   Land                               $  350,121        $  350,121
   Buildings                           2,090,511         2,090,511
   Furniture, fixtures and equipment     985,217           901,539
                                      ----------        -----------
        Total cost                     3,425,849         3,342,171
   Less accumulated depreciation      (1,397,463)       (1,217,515)
                                      ----------        -----------
                                      $2,028,386        $2,124,656
                                      ==========        ===========

NOTE 7 - DEPOSITS

Deposit  accounts  individually   exceeding  $100,000  totaled  $20,377,472  and
$27,098,721 at June 30, 2000 and 1999. At June 30, 2000, stated maturities of certificates of deposit were:

                2001                  $39,215,233
                2002                   24,156,903
                2003                    8,316,408
                2004                    2,362,937
                                      -----------
              Thereafter                1,979,125
                                      ===========
                                      $76,030,606


NOTE 8 - OTHER BORROWINGS

Federal Home Loan Bank (FHLB) advances totaled $64,167,542 and $65,877,262 at June 30, 2000 and 1999. The majority of the advances have fixed interest rates ranging from 4.59% to 7.94% as of June 30, 2000 and the scheduled maturities during the years ended June 30 were as follows:

                                FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998


NOTE 8 - OTHER BORROWINGS (continued)


                2001                    $24,500,000
                2002                      4,500,000
                2003                      4,000,000
                2004                      1,500,000
                2005                      1,833,771
                Thereafter               27,833,771
                                        -----------
                                        $64,167,542
                                        ===========

The Bank also maintains a $1,000,000 overdraft line of credit agreement with the FHLB which terminates on May 20, 2001. As of June 30, 2000 and 1999, $0 and $423,126 were outstanding under this agreement.

FHLB advances and the overdraft line of credit agreement are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency and mortgage-backed securities. At June 30, 2000, collateral of approximately $104.4 million is pledged to the FHLB to secure advances outstanding.

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company. As of July 1, 1999, the latest actuarial valuation, plan assets exceeded the actuarially determined value of total vested benefits. The plan has reached its full funding limitation for Internal Revenue Code purposes and a full contribution is not required. As a result, other than administrative expenses, there was no pension expense for 2000, 1999 and 1998.

401(k) Plan: A retirement savings 401(k) plan covers full time employees 21 or older and have completed one year of service. Participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of the participants' compensation. Expenses under this plan were $39,000, $38,000, and $28,000 for 2000, 1999 and 1998.

Employee Stock Ownership Plan (ESOP): Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate in the ESOP. The ESOP borrowed $591,500 from the Company to purchase 118,300 shares of the common stock issued in the conversion at $5 per share. The loan was repaid principally from the Bank's discretionary contributions to the ESOP over seven years, and was paid off as of December 31, 1999. Shares purchased by the ESOP were held in suspense until allocated to participants as the loan was repaid. As of June 30, 2000, all ESOP shares had been allocated. ESOP expense related to shares allocated as the loan was repaid was $122,000, $245,000 and $269,000 for 2000, 1999 and 1998. Contributions to the ESOP for loan repayment were $52,000, $99,000 and $93,000 for 2000, 1999 and 1998. For 2000, 8,560 shares with an average fair value of $12.34 per share, were committed to be released. For 1999 and 1998, 17,117 shares with an average fair value of $15.74 and $17.31 per share, were committed to be released.

Between January 1, 2000 and June 30, 2000 the Bank contributed an additional $125,000 to purchase 10,000 shares for the ESOP, resulting in additional ESOP expense in 2000. As of June 30, 2000 these shares were allocated to eligible employees participating in the ESOP plan.

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

                               FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998


NOTE 9 - EMPLOYEE BENEFITS (continued)

Benefits are payable in stock or cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated. ESOP shares as of June 30 were:

                                                                 2000           1999            1998
                                                              ----------     ----------      ---------
Allocated (including shares committed to be released)           118,300        109,740         92,623
Unearned                                                            --           8,560         25,677
Shares contributed and allocated in 2000                         10,000            --             --
Shares withdrawn from the plan by participants                  (23,295)        (7,110)        (7,110)
                                                              ----------     ----------      ---------
  Total ESOP shares held in the plan                            105,005        111,190        111,190
                                                              ==========     ==========      =========
Fair value of unearned shares at June 30                       $    --        $115,560       $443,442
                                                              ==========     ==========      =========

Stock Option Plan: The 1992 Stock Option and Incentive Plan authorizes options of 169,000 shares of common stock. During 1999, the Company registered with the Securities and Exchange Commission the 1999 Omnibus Incentive Plan. This plan authorizes options, restricted stock and SARs of 142,000 shares of common stock. For both plans when options are granted, the option price is at least 100% of the market value of common stock on the date of grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year. No compensation expense was recognized for stock options for 2000, 1999 and 1998.

SFAS No. 123 requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents earnings per common share had the fair value method been used to measure compensation cost for stock option plans.

The fair value of options granted during 2000 and 1999 were estimated using the following weighted average information: risk-free interest rate of 5.22% and 5.25%, expected life of 10 years and 10 years, expected volatility of stock price of .29 and .31 and expected dividends of 3.59% and 3.11% per year.

                                               2000              1999
                                            ----------        -----------
Net income as reported                      $2,270,861        $2,111,055
Proforma net income                          2,254,165         2,103,759
Basic earnings per share as reported              1.60              1.48
Diluted earnings per share as reported            1.57              1.46
Proforma basic earnings per share                 1.58              1.47
Proforma diluted earnings per share               1.56              1.45

In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10-year periods with varying vesting periods. Information about option grants follows:

                               FFW Corporation

                   Notes to Consolidated Financial Statements

                           June 30, 2000, 1999, 1998

                                Weighted
                                Number of                        Weighted         Average
                               Outstanding       Exercise        Average         Fair Value
                                 Options          Price       Exercise Price      of Grants
                               -----------    -------------   --------------     ----------
Outstanding, June 30, 1997      103,352       $5.00 - 13.38        $6.11
Exercised                        35,564            5.00             5.00
                               -----------
Outstanding, June 30, 1998       67,788        5.00 - 13.38         6.69
Granted                          16,116           18.50            18.50            $1.34
Granted                           3,000           14.25            14.25             2.53
Exercised                        14,725        5.00 - 13.38        5.22
                               -----------
Outstanding, June 30, 1999       72,179        5.00 - 18.50       10.06
Forfeited                         4,000           10.94           10.94
Granted                          16,000           13.38           13.38              2.35
Exercised                        14,725        5.00 - 10.94        6.61
                               -----------
Outstanding, June 30, 2000       69,454        5.00 - 18.50       11.18
                               ===========


The weighted average remaining contractual life of options outstanding at June 30, 2000 was approximately six years. Stock options exercisable at June 30, 2000, 1999 and 1998 totaled 41,146, 50,063 and 59,788 at a weighted average exercise price of $8.63, $7.10 and $5.79. As of June 30, 2000, 121,000 options remain available for future grants.

Deferred Compensation: The Company has a deferred compensation plan for certain directors of the Company and a salary continuation plan for a Bank executive. The Company/Bank is obligated to pay each such individual or beneficiaries the accumulated contributions plus interest credited for the deferred compensation plan and a lump sum payment for the salary continuation plan, beginning with the individual's termination of service. A deferred compensation liability of $18,000 and $245,000 at June 30, 2000 and 1999 has been accrued for these obligations. Life insurance on the participants was purchased. The cash surrender value of such insurance was $5,000 and $234,000 at June 30, 2000 and 1999 and is included in other assets. The expense for these plans was $22,000 for 2000, and $36,000 for 1999 and 1998.

NOTE 10 - INCOME TAXES

Income tax expense for the years ended June 30 was:

                                2000       1999       1998
                             ---------  ---------   ---------
         Federal
           Current           $738,171   $987,372    $626,763
           Deferred          (161,618)  (291,260)     11,209
                             ---------  ---------   ---------
                              576,553    696,112     637,972

         State
           Current            244,787    334,696     216,357
           Deferred           (21,868)   (66,817)      3,414
                             ---------  ---------   ---------
                              222,919    267,879     219,771
                             ---------  ---------   ---------

         Income tax expense  $799,472   $963,991    $857,743
                             =========  =========   =========

                                FFW CORPORATION

                   Notes to Consolidated Financial Statements
                          June 30, 2000, 1999 and 1998


NOTE 10 - INCOME TAXES (continued)

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% as follows:

                                                                    2000             1999              1998
                                                                -----------      -----------        -----------
Income taxes at 34% statutory rate                              $ 1,043,913      $ 1,045,516        $   937,519
Tax effect of:
         Tax-exempt income                                         (139,919)        (146,615)          (126,981)
         State tax, net of federal income tax effect                147,127          199,357            156,126
         Life insurance proceeds                                   (189,041)              --                 --
         Dividends received deduction                               (84,879)         (80,121)           (69,246)
         Fair market value of ESOP shares in excess of cost          23,723           49,468             59,840
         Low income housing credits                                 (87,987)         (64,739)           (15,484)
         Other                                                       86,535          (38,875)
                                                                -----------      -----------        -----------
                  Total income tax expense                      $   799,472      $   963,991        $   857,743
                                                                ===========      ===========        ===========

Components of the net deferred tax liability as of June 30 are:

                                                                        2000                     1999
                                                                    -----------              -----------
         Deferred tax assets:
                  Bad debts                                         $   686,839              $   530,437
                  Deferred compensation                                   7,234                   96,921
                  Core deposit intangible                               101,941                   61,165
                  Depreciation on securities available for sale         970,717                  280,669
                  Other                                                  20,618                   12,803
                                                                    -----------              -----------
                                                                      1,787,349                  981,995
         Deferred tax liabilities:
                  Accretion                                             (48,188)                 (50,269)
                  Net deferred loan costs                              (175,747)                (241,574)
                  Appreciation on securities available for sale              --                       --
                  Other                                                      --                     (271)
                                                                    -----------              -----------
                                                                       (223,935)                (292,114)
         Valuation allowance                                                 --                       --
                                                                    -----------              -----------
         Net deferred tax asset (liability)                         $ 1,563,414              $   689,880
                                                                    ===========              ===========

Federal income tax laws provided savings banks with additional bad debt deductions through 1987, totaling $1,156,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $393,000 at June 30, 2000 and 1999. If the Bank was liquidated or otherwise ceased to be a bank or if tax laws were to change, the $393,000 would be recorded as expense.

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

                                FFW CORPORATION

                   Notes to Consolidated Financial Statements
                          June 30, 2000, 1999 and 1998

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

The Bank's actual capital and required capital amounts and ratios are presented below:


                                                                                                    Minimum
                                                                                                  Requirement
                                                                         Minimum                   To Be Well
                                                                       Requirement              Capitalized Under
                                                                        For Capital             Prompt Corrective
                                                  Actual             Adequacy Purposes          Action Provisions
                                          --------------------     ---------------------       ---------------------
                                           Amount        Ratio      Amount         Ratio       Amount        Ratio
                                           ------        -----      ------         -----       ------        -----
                                                                   (Dollars in thousands)
As of June 30, 2000
         Total Capital                    $18,897        13.58%     $11,136        8.00%       $13,920        10.00%
         Tier I (Core) Capital
           (to risk weighted assets)       17,153        12.32%       5,568        4.00%         8,352         6.00%
         Tier I (Core) Capital
           (to adjusted total assets)      17,153         7.92%       8,663        4.00%        10,829         5.00%
         Tier I (Core) Capital
           (to average assets)             17,153         7.83%       8,765        4.00%        10,953         5.00%

As of June 30, 1999
         Total Capital                    $16,841        12.38%     $10,886        8.00%       $13,607        10.00%
         Tier I (Core) Capital
           (to risk weighted assets)       15,264        11.22%       5,443        4.00%         8,164         6.00%
         Tier I (Core) Capital
           (to adjusted total assets)      15,264         7.10%       8,599        4.00%        10,749         5.00%
         Tier I (Core) Capital
           (to average assets)             15,264         7.14%       8,546        4.00%        10,683         5.00%

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the Office of Thrift Supervision. Under the regulations, the Bank can make without application to the OTS (but only after filing a notification to the OTS), distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain adequately, as defined in the office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. Accordingly, at June 30, 2000, approximately $3,633,000 of the Bank's retained earnings was potentially available for distribution to the Company.

                                FFW CORPORATION

                   Notes to Consolidated Financial Statements
                          June 30, 2000, 1999 and 1998

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30 were as follows:

                                           2 0 0 0                           1 9 9 9
                                    -------------------------      -----------------------------
                                      Fixed       Variable            Fixed            Variable
                                      Rate           Rate             Rate                Rate
                                    --------     -----------       ----------        -----------
Commitments to make loans           $294,500     $   356,000       $  211,000        $   270,000
Unused lines of credit                    --      10,128,000               --          9,718,000
Standby letters of credit                 --       1,195,000               --          1,671,000
                                    --------     -----------       ----------        -----------
                                    $294,500     $11,679,000       $  211,000        $11,659,000

Fixed rate loan commitments at June 30, 2000 were at current rates, ranging primarily from 9.25% to 11.00%.

Variable rate loan commitments, unused lines of credit and standby letters of credit at June 30, 2000 were at current rates ranging from 8.25% to 9.75% for loan commitments, 8.50% to 12.00% for unused lines of credit and primarily at the national prime rate of interest plus 100 to 300 basis points for standby letters of credit.

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

Under employment agreements with one of its officers, certain events leading to separation from the Company could result in cash payments totaling $270,000.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

The Bank has a 3% limited partner interest in a limited partnership formed to construct, own and manage affordable housing projects. The Bank is one of 13 investors. As of June 30, 2000, the Bank had invested $675,000 and had recorded equity in the operating loss of the limited partnership of $65,000, $79,000 and $45,000 for the years ended June 30, 2000, 1999 and 1998. At June 30, 2000 and 1999, the obligation due to the limited partnership was $75,000 and $75,000. The Bank receives 3% of the eligible tax credits. For the years ended June 30, 2000, 1999 and 1998, the Bank received approximately $88,000, $65,000 and $15,000 in tax credits.

NOTE 13 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Real estate and consumer loans, including automobile, home equity and improvement, manufactured home and other consumer loans are granted primarily in Wabash, Kosciusko and Whitley counties. Loans secured by one to four family residential real estate mortgages make up 49% of the loan portfolio. The Company also sells loans and services loans for secondary market agencies.

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

                                FFW CORPORATION

                   Notes to Consolidated Financial Statements
                          June 30, 2000, 1999 and 1998

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:


         Balance - June 30, 1999       $  839,552
         New loans                        768,944
         Repayments                      (257,268)
         Other changes                   (271,549)
                                       ----------
   Balance - June 30, 2000             $1,079,679
                                       ==========

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

                                FFW CORPORATION

                   Notes to Consolidated Financial Statements
                          June 30, 2000, 1999 and 1998

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, FFW Corporation.

                                        CONDENSED BALANCE SHEETS
                                         June 30, 2000 and 1999
                                                                               2000             1999
                                                                          ------------      ------------
ASSETS
Cash and cash equivalents                                                 $    190,720      $     66,439
Investment in Bank subsidiary                                               17,040,497        16,293,893
Investment in non-bank subsidiary                                              320,406           274,920
Securities available for sale                                                2,027,516         1,769,006
Other assets                                                                   263,988         1,026,058
                                                                          ------------      ------------
                  Total assets                                            $ 19,843,127      $ 19,430,316
                                                                          ============      ============
LIABILITIES
Accrued expenses and other liabilities                                    $    228,207      $     73,476

SHAREHOLDERS' EQUITY
Common stock                                                                    18,070            17,853
Additional paid-in capital                                                   9,228,128         8,965,882
Retained earnings - substantially restricted                                15,547,131        13,970,694
Unearned employee MRP                                                          (72,354)               --
Accumulated other comprehensive income (loss)                               (1,479,969)         (455,386)
Unearned Employee Stock Ownership Plan shares                                       --           (52,331)
Treasury stock                                                              (3,626,086)       (3,089,872)
                                                                          ------------      ------------
                  Total shareholders' equity                                19,614,920        19,356,840
                                                                          ------------      ------------
                           Total liabilities and shareholders' equity     $ 19,843,127      $ 19,430,316
                                                                          ============      ============


                                     CONDENSED STATEMENTS OF INCOME
                            For the years ended June 30, 2000, 1999 and 1998

                                                       2000            1999                     1998
                                                   -----------     -----------              -----------
Interest income                                    $   121,025     $   129,664              $   117,349

Dividend income                                        650,000       1,050,000                       --
                                                   -----------     -----------              -----------
                                                       771,025       1,179,664                  117,349

Operating expense                                       80,246         251,650                  136,776

Equity in undistributed income of subsidiaries
         Bank                                        1,541,534       1,064,947                1,817,183
         Non-bank                                       51,374          50,714                   56,035
                                                   -----------     -----------              -----------

Income before income taxes                           2,283,687       2,043,675                1,853,791

Income tax expense (benefit)                            12,826         (67,380)                 (45,877)
                                                   -----------     -----------              -----------
Net income                                         $ 2,270,861     $ 2,111,055              $ 1,899,668
                                                   ===========     ===========              ===========

                                FFW CORPORATION

                   Notes to Consolidated Financial Statements
                          June 30, 2000, 1999 and 1998


                                              CONDENSED STATEMENTS OF CASH FLOWS
                                       For the years ended June 30, 2000, 1999 and 1998

                                                                                2000               1999               1998
                                                                             -----------       -----------        -----------
Cash flows from operating activities
         Net income                                                          $ 2,270,861       $ 2,111,055        $ 1,899,668
         Adjustments to reconcile net income to net
                  cash from operating activities
                           Equity in undistributed income of subsidiaries     (1,592,908)       (1,115,661)        (1,873,218)
                           Other                                                 918,066        (1,033,763)           (30,964)
                                                                             -----------       -----------        -----------
                               Net cash from operating activities              1,596,019           (38,369)            (4,514)

Cash flows from investing activities
         Proceeds from sales of securities                                       131,003           170,000                 --
         Maturities of securities available for sale                             210,089           982,234            455,000
         Purchase of securities available for sale                              (731,839)         (574,108)          (267,289)
         Repayments on loan receivable from ESOP                                  52,331            99,417             92,805
                                                                             -----------       -----------        -----------
                           Net cash from investing activities                   (338,416)          677,543            280,516

Cash flows from financing activities
         Proceeds from stock options                                              54,819            27,356            177,820
         Purchase of treasury stock                                             (493,717)         (405,887)                --
         Cash dividends paid                                                    (694,424)         (608,505)          (542,101)
                                                                             -----------       -----------        -----------
                               Net cash from financing activities             (1,133,322)         (987,036)          (364,281)
                                                                             -----------       -----------        -----------

Net change in cash and cash equivalents                                          124,281          (347,862)           (88,279)

Beginning cash and cash equivalents                                               66,439           414,301            502,580
                                                                             -----------       -----------        -----------
Ending cash and cash equivalents                                             $   190,720       $    66,439        $   414,301
                                                                             ===========       ===========        ===========

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 11).

                                FFW CORPORATION

                   Notes to Consolidated Financial Statements
                          June 30, 2000, 1999 and 1998

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows estimated fair values and related carrying amounts of the Company's financial instruments at June 30. Items which are not financial instruments are not included.

                                        2 0 0 0                    1 9 9 9
                                 ----------------------    ---------------------
                                 Carrying    Estimated     Carrying   Estimated
                                  Amount     Fair Value     Amount    Fair Value
                                  ------     ----------     ------    ----------
                                      (In thousands)            (In thousands)
Cash and cash equivalents        $  5,254   $    5,254     $  4,839        4,839
Securities available for sale      52,026       52,026       51,029       51,029
Loans receivable, net             150,81       148,403      151,491      150,004
Federal Home Loan Bank stock        3,401        3,401        3,401        3,401
Accrued interest receivable         1,666        1,666        1,616        1,616
Non-interest-bearing deposits      (8,876)      (8,876)      (8,171)      (8,171)
Interest-bearing deposits        (124,229)    (123,555)    (122,230)    (121,910)
Borrowings                        (64,168)     (63,494)     (66,300)     (64,927)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 2000 and 1999. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and non-interest-bearing deposits is considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, net, is based on estimates of the rate the Bank would charge for similar loans at June 30, 2000 and 1999 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for interest-bearing deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at June 30, 2000 and 1999, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2000 and 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 2000 and 1999 should not necessarily be considered to apply to subsequent dates.

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

Directors and Officers

FFW CORPORATION

Officers

Wayne W. Rees
Chairman of the Board

Roger K. Cromer
President and Chief Executive Officer
Treasurer and Chief Financial and
Accounting Officer

Christine K. Noonan
Secretary



Board of Directors

Wayne W. Rees
Owner and Publisher
The Paper of Wabash County, Inc.

J. Stanley Myers
Owner and Operator
Servisoft Water Conditioning, Inc.

Thomas L. Frank
Comptroller, B. Walter & Company

Joseph W. McSpadden
Vice President and Part Owner
Beauchamp & McSpadden

Ronald D. Reynolds
Owner, J. M. Reynolds Oil Co, Inc.


FIRST FEDERAL SAVINGS BANK OF WABASH

Officers

Wayne W. Rees
Chairman of the Board

Roger K. Cromer
President and Chief Executive Officer
Treasurer and Chief Financial Officer

Christine K. Noonan
Vice President, Chief Operations Officer and Secretary

Noah T. Smith
Vice President

Sonia Niccum
Vice President

Board of Directors

Wayne W. Rees
J. Stanley Myers
Thomas L. Frank
Joseph W. McSpadden
Ronald D. Reynolds


FIRST FEDERAL SAVINGS BANK OF WABASH, INCORPORATED

Officers

Roger K. Cromer
Chairman of the Board and Treasurer

R. Linden Unger
President

Wayne W. Rees
Secretary

Board of Directors

Wayne W. Rees
J. Stanley Myers
Thomas L. Frank
Joseph W. McSpadden
Ronald D. Reynolds
Roger K. Cromer

Shareholder Information


Stock Listing Information

FFW Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation Small-Cap Market under the symbol "FFWC".

Stock Price  Information

As of September 15, 2000 there were approximately 349 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low bid prices and dividends paid per share.

The stock price information was provided by the NASD, Inc.


    Quarter                                  Dividend
    Ended             High         Low       Declared
------------------------------------------------------
Sept. 30, 1998      $19.50       $14.50       $ .105
Dec. 31, 1998        16.75        14.00         .105
March 31, 1999       16.75        14.88         .105
June 30, 1999        16.00        13.38         .105
Sept. 30, 1999       13.75        12.50         .120
Dec. 31, 1999        13.50        12.25         .120
March 31, 2000       12.75        10.63         .120
June 30, 2000        12.44        10.44         .120

Dividends

FFW declared and paid dividends of $0.48 per share for fiscal year 2000. The Board of Directors intends to continue payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW and other factors.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 p.m., October 24, 2000 at the executive office of FFW Corporation located at:

1205 N. Cass Street
P.O. Box 259
Wabash, Indiana 46992
Shareholders are welcome to attend.


Annual Report on Form 10-KSB and
Investor Information

A copy of FFW Corporation's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

Roger K. Cromer
President and Chief Executive Officer
FFW Corporation
1205 N. Cass Street
P.O. Box 259
Wabash, Indiana  46992

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Investor Information

Shareholders, investors, and analysts interested in additional information may contact Roger K. Cromer, President and Chief Executive Officer

Corporate Office
FFW Corporation
1205 N. Cass Street
P.O. Box 259
Wabash, Indiana 46992
(219) 563-3185

Special Counsel
Silver, Freedman & Taff, L.L.P.
1100 New York Ave., N.W.
Washington, D.C. 20006

Independent Auditor
Crowe, Chizek and Company LLP
330 E. Jefferson Blvd.
South Bend, Indiana 46624