Form 10KSB, Exhibit 13
period 2001-06-30
FFW CORP
filed 2001-09-28
CIK 895401

--------------------------------------------------------------------------------
                                 FFW CORPORATION
                                 Wabash, Indiana












Table of Contents

PRESIDENT'S MESSAGE ......................................................    2

SELECTED CONSOLIDATED FINANCIAL INFORMATION ..............................    3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS .................................    4

REPORT OF INDEPENDENT AUDITORS ...........................................   11

CONSOLIDATED BALANCE SHEETS - JUNE 30, 2001 and 2000......................   12

CONSOLIDATED STATEMENTS OF INCOME
     YEARS ENDED JUNE 30, 2001, 2000 and 1999 ............................   13

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
     YEARS ENDED JUNE 30, 2001, 2000 and 1999 ............................   14

CONSOLIDATED STATEMENTS OF CASH FLOWS
     YEARS ENDED JUNE 30, 2001, 2000 and 1999 ............................   16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................   17

DIRECTORS AND EXECUTIVE OFFICERS .........................................   35

SHAREHOLDER INFORMATION ..................................................   36

--------------------------------------------------------------------------------
                                                                              1.

PRESIDENT'S MESSAGE                                              FFW CORPORATION


Dear Shareholder:
Annual Report

Fiscal Year 2001 was a year of transition and change for FFW Corporation and its subsidiaries First Federal Savings Bank of Wabash and FirstFed Financial, Inc. We completed our eighth year as a public company as well as celebrating our 80th anniversary. We are proud of our past and recognize that our commitment to the future will be the key to our success.

Financial performance during the past twelve months proved to be challenging. Net earnings as of June 30, 2001 were $1,623,000, or diluted earnings per share at $1.13, compared to $2,271,000, or $1.57 for 2000. Earnings were negatively impacted by a $900,000 specific provision on loans to one borrower to provide adequate allowance for loan loss during 2001. Nonetheless, the Board of Directors was able to declare dividends totaling $0.52 per share during the year, an increase of 8.3% from prior year. In January 2001, the Company initiated a program to buy back up to 5% of its outstanding shares to enhance shareholder value.

FFW Corporation experienced significant accomplishments during the past year that included investing in new products, facilities, and services. We developed new deposit products that led to an 8.7% increase in deposits for the year. Ground was recently broken for a new, full-service branch in North Manchester to provide banking services to meet the needs of the community. The Company also acquired Pulley Financial Services, Inc. and appointed a new president of FirstFed Financial, Inc. Our management team is committed to increasing our market share and enhancing our existing products and services. We intend to accomplish this through our commitment to superior customer service and stringent cost control.

Our Board of Directors and staff are committed to improving our community's quality of life--and the quality of your banking experience. We encourage you to review our operating numbers on the following pages. We are proud of our institution and ask you for your continued support. To you, our shareholders, we pledge our best efforts to build shareholder value in the coming year.

Sincerely,


/s/Roger K. Cromer
------------------
Roger K. Cromer
President and Chief Executive Officer



SELECTED CONSOLIDATED FINANCIAL INFORMATION AT OR FOR THE YEAR ENDED JUNE 30:

                                                  2001          2000           1999          1998          1997
                                                  ----          ----           ----          ----          ----
                                                                          (In Thousands)
Financial Condition Data:
Total assets                                 $     231,186  $    219,037  $    217,489  $    203,311   $    180,055
Loans                                              152,195       150,810       151,491       139,394        114,159
Securities                                          60,973        52,026        51,029        50,293         40,450
Deposits                                           144,630       133,105       130,401       125,256        116,118
Borrowings                                          62,397        64,168        66,300        56,500         44,800
Equity                                              21,993        19,615        19,357        19,129         17,141

                                                                          (In Thousands)
Selected Operations Data:
Total interest income                        $      17,544  $     16,687  $     16,052  $     14,589   $     12,224
Net interest income                                  6,786         7,072         6,686         5,998          4,978
Provision for loan losses                           (1,715)       (1,034)       (1,010)         (705)          (120)
Non-interest income                                  1,265         1,689         1,990         1,265            674
Non-interest expense                                (4,237)       (4,657)       (4,591)       (3,800)        (3,583)
Income tax expense                                    (476)         (799)         (964)         (858)          (605)
                                             -------------  ------------  ------------  ------------   ------------
Net income                                   $       1,623  $      2,271  $      2,111  $      1,900   $      1,344
                                             =============  ============  ============  ============   ============

Per Share:
Basic earnings per share (1)                 $        1.14  $       1.60  $       1.48  $       1.36 $         1.00
Diluted earnings per share (1)                        1.13          1.57          1.46          1.32           0.97
Dividends declared (1)                                0.52          0.48          0.42          0.38           0.32
Dividend payout ratio                               45.61%         30.00%        28.38%        27.94%        32.00%

Other Data:
Net interest margin (2)                              3.14%          3.38%         3.28%         3.31%         3.25%
Average interest-earning assets to
  average interest-bearing liabilities               1.12x          1.10x         1.12x         1.12x         1.12x
Non-performing assets (3) to total
  assets at end of period                             .70%           .13%          .39%          .43%          .16%
Equity-to-total assets (end of period)               9.51           8.96          8.90          9.41          9.52
Return on assets (ratio of net income
  to average total assets)                            .72           1.04           .99          1.00           .85
Return on equity (ratio of net income
  to average equity)                                 7.87          11.83         10.68         10.51          8.41
Equity-to-assets ratio (ratio of average
  equity to average total assets)                    9.13           8.76          9.25          9.49         10.11
Number of full-service offices                           4             4             4             4              4

(1)  Restated for 100% stock dividend.
(2)  Net interest income divided by average interest-earning assets.
(3) Includes non-accruing loans, accruing loans delinquent more than 90 days and foreclosed assets.

--------------------------------------------------------------------------------
                                                                              3.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FORWARD-LOOKING STATEMENTS

When used in this Annual Report and in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the word or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinion or statements expressed with respect to future periods in any current statements.

The Company does not undertake - and specifically declines any obligation - to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

GENERAL

FFW Corporation (the Company) owns First Federal Savings Bank of Wabash (the Bank or First Federal), and the Company's earnings are primarily dependent on the operations of First Federal. The following discussion relates primarily to the Bank.

The principal business of First Federal is attracting deposits from the public and making loans secured by residential real estate. The Bank's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans, mortgage-backed securities and investments outstanding during the period and the yield earned on such assets. The balances of deposits and borrowings and the rates paid on such deposits and borrowings determine interest expense. Operating expenses consist of employee compensation and benefits, occupancy and equipment, federal deposit insurance and other general and administrative expenses.

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

FINANCIAL CONDITION

Total assets increased $12.1 million during the year to $231.2 million at June 30, 2001. This increase was funded by an increase in deposits of $11.5 million. These funds were used to pay down FHLB advances and invest in government agencies, municipals and other securities.

Total securities available for sale increased from $52.0 million at June 30, 2000 to $61.0 million at June 30, 2001. During fiscal 2001, state and municipal securities decreased from $8.5 million at June 30, 2000 to $8.1 million at June 30, 2001 due to calls and maturities. Government agency securities decreased from $22.0 million at June 30, 2000 to $11.1 million at June 30, 2001. Mortgage-backed, equity and other securities increased from $21.6 million at June 30, 2000 to $41.7 million at June 30, 2001. The Company has net unrealized appreciation of $331,000, net of tax at June 30, 2001 for securities available for sale.

Net loans increased $1.4 million, or 0.9%, from $150.8 million at June 30, 2000 to $152.2 million at June 30, 2001. The increases in the loan portfolio were comprised primarily of $2.7 million in home equity and improvement loans,

--------------------------------------------------------------------------------
                                                                              4.

$2.2 million in total mortgage loans and $1.0 million in commercial loans. These increases were partially offset by a decrease of $4.5 million in automobile and other consumer loans. Half of the loan portfolio is comprised of first mortgage loans secured by one-to-four family residential real estate located in the Company's market area. At June 30, 2001, total first mortgage loans secured by real estate comprised $81.1 million, or 53.3% of the net loan portfolio. The consumer and other loan portfolio included $15.8 million of home equity and improvement loans, $25.3 million in commercial loans and $31.5 million in automobile and other consumer loans at June 30, 2001.

Total deposits increased $11.5 million, or 8.7%, from $133.1 million at June 30, 2000 to $144.6 at June 30, 2001. During fiscal 2001, checking accounts increased $2.4 million, or 12.4%, and certificates of deposit and passbook accounts increased $8.9 million, or 7.8%. The increase resulted from increased core deposit accounts and targeted pricing of short term and intermediate certificates of deposit. Assuming interest rates remain at present levels during the next fiscal year, management anticipates that deposits will continue to increase above current levels. As a result, management will continue to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than across the board increases for all deposit products. If deposit growth lags behind loan demand, then an increase in FHLB advances may be necessary to fund the Company's lending and investment activities during fiscal 2002.

Total shareholders' equity increased $2.4 million to $22.0 million at June 30, 2001. The increase primarily resulted from net income of $1.6 million, a $1.8 million change in unrealized appreciation on securities available for sale, net of tax and $126,000 of proceeds from the exercise of stock options, which were offset by dividends paid of $747,000 and $456,000 of treasury stock purchases.

RESULTS OF OPERATIONS

Comparison of Years Ended June 30, 2001 and June 30, 2000

General. Net income for the year ended June 30, 2001 was $1.6 million; a decrease of $648,000 compared to net income of $2.3 million for the year ended June 30, 2000, a decrease of 28.5%. The decrease was primarily the result of a decrease of $286,000 in net interest income and a $681,000 increase in provisions for loan losses which was partially offset by a decrease in income taxes of $323,000. Further details of the changes in these items are discussed below.


              [graphic-chart depicting year of one time assessment]
      (1) Year of one time assessment by Savings Association Insurance Fund

Net Interest Income. Net interest income decreased $286,000, or 4.0%, from $7.1 million to $6.8 million for the year ended June 30, 2001. The decrease in net interest income was due to an increase of $857,000 in interest income, offset by an increase of $1.1 million in interest expense. The decrease in net interest income was primarily a result of a smaller increase in the yield on interest-earning assets compared to the increase in the yield on interest-bearing liabilities.

Net interest margin, the ratio of net interest income to average earning assets, is affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin was 3.14% in 2001 compared to 3.38% in 2000. The net interest margin decreased due primarily to the net impact of changes in yields and rates of interest-earning assets and interest-bearing liabilities.

--------------------------------------------------------------------------------
                                                                              5.

The yield on earning assets in 2001 was 8.09% compared to 7.93% in 2000. Average earning assets increased 3.3% in 2001, following a 2.5% increase in 2000. The effective rate on interest bearing liabilities was 5.58% in 2001, compared to 5.08% in 2000.

Provision for Loan Losses. The provision for loan losses increased $681,000 from $1.0 million in fiscal 2000 to $1.7 million in fiscal 2001. The majority of this increase was due to a $900,000 additional provision that was identified during the first quarter of this fiscal year for losses expected on loans to a single borrower. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. In addition, the inherent and identified risks of commercial and consumer loans continue to require a higher level of provisions for loan losses. The Company has monitored the historical increase in net charge-offs in the commercial and consumer loan portfolios for the last three years and increased the provision for loan losses accordingly. The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic and regulatory conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the regulatory agencies, which can order the establishment of additional general or specific allowances.

Noninterest Income. Noninterest income decreased 25.1% from $1.7 million in 2000 to $1.3 million in 2001. The primary factor influencing the decrease was other income. Other income decreased $674,000 compared to 2000 due to death benefit proceeds in 2000 from insurance resulting in additional non-taxable income of $559,000. These proceeds were offset by expenses related to a payment under a deferred compensation plan of $312,000 that is included in salaries and benefits expense. The other components of noninterest income, net gain or loss on sales of securities, sales of loans and service charges and fees, increased in 2001 while commission income was down 16.1% from $223,000. Loss on sale of securities was $14,000 in 2001 compared to a loss on sale of securities of $63,000 in 2000. The gain on sale of loans increased $75,000 as interest rates decreased during the year causing an increase in the number of newly originated fixed-rate mortgage loans with maturities greater than 15 years. Service charges and fees increased 19.2% from 2000 due to increased volume in our deposit and loan areas.

Non-interest Expense. During 2001, noninterest expense decreased 9.0%, from $4.7 million in 2000 to $4.2 million in 2001. The decrease was primarily attributed to salaries and benefits and other expense. Stringent cost control and better utilization of resources continues to be a major focus at First Federal. Salaries and benefits decreased 15.3% in 2001 compared to a 17.5% increase in 2000. The decrease in 2001 is due to the recording of expense related to a payment under a deferred compensation plan of $312,000 in 2000 that was offset by $559,000 of proceeds from insurance included with other income in 2000. Occupancy and equipment costs increased 3.6% from the prior year. The increase is due to additional furniture and fixtures purchased and the related depreciation costs. Correspondent bank charges increased 15.2% from prior year due to volume and increased pass through costs.

In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", management is currently assessing the extent to which the amortization of intangible assets recorded in connection with the purchase of the South Whitley branch location and Pulley Financial Services, Inc., may be discontinued.

Income Tax Expense. Income tax expense was $476,000 in fiscal 2001 compared to $799,000 in fiscal 2000, a decrease of $323,000, or 40.4%. Income taxes decreased due to lower net income before taxes and benefits from a reapportionment of interest affecting state taxes. The change in income tax expense was also affected by the tax effects of the insurance proceeds received in the fourth quarter of fiscal 2000. Also, the impact of federal tax-free municipal interest and a dividend received deduction on FNMA and FHLMC preferred stock to reduce income tax expense was magnified in 2001 compared to 2000 due to the lower net income before taxes.

Comparison of Years Ended June 30, 2000 and June 30, 1999

General. Net income for the year ended June 30, 2000 was $2.3 million; an increase of $160,000 compared to net income of $2.1 million for the year ended June 30, 1999, an increase of 7.6%. The increase was primarily the result of an increase of $386,000 in net interest income and a decrease in income taxes of $165,000, which was partially offset by an increase of $67,000 in noninterest expense, a $24,000 increase in provisions for loan losses and a decrease in noninterest income of $300,000. Further details of the changes in these items are discussed below.

Net Interest Income. Net interest income increased $386,000, or 5.8%, from $6.7 million to $7.1 million for the year ended June 30, 2000. The increase in net interest income was due to an increase of $635,000 in interest income,

--------------------------------------------------------------------------------
                                                                              6.

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

The yield on earning assets in 2000 was 7.93% compared to 7.88% in 1999. Average earning assets increased 2.5% in 2000, following an 11.3% increase in 1999. The effective rate on interest bearing liabilities was 5.08% in 2000, compared to 5.13% in 1999.

Provision for Loan Losses. The provision for loan losses was approximately $1.0 million in fiscal 1999 and in fiscal 2000. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. In addition, the inherent and identified risks of commercial and consumer loans continue to require a higher level of provisions for loan losses.

Noninterest Income. Noninterest income decreased 15.1% from $2.0 million in 1999 to $1.7 million in 2000. The factors influencing the decrease were net gain or loss on sales of securities and sales of loans. Loss on sale of securities was $63,000 in 2000 compared to a gain on sale of securities of $736,000 in 1999. This difference is due to the gain from a call on a mortgage-backed security for $724,000 during 1999. The gain on sale of loans decreased $138,000 as interest rates increased during the year causing a reduction in the number of newly originated fixed-rate mortgage loans with maturities greater than 15 years. Service charges and fees increased 7.4% from 1999 due to increased volume in our deposit areas. Other income increased $591,000 compared to 1999 due to death benefit proceeds from insurance resulting in additional non-taxable income of $559,000 which was offset by expenses related to a payment under a deferred compensation plan of $312,000 that is included in salaries and benefits expense.

Noninterest Expense. During 2000, First Federal experienced an increase in noninterest expense of 1.5%, from $4.6 million in 1999 to $4.7 million in 2000. The increase was primarily attributed to correspondent bank charges, furniture and equipment expense, and salaries and benefits. Salaries and benefits increased 17.4% in 2000 compared to 7.4% in 1999. The increase in 2000 is due to the recording expense related to a payment under a deferred compensation plan of $312,000 but was offset by $559,000 of proceeds from insurance included with other income. Occupancy and equipment costs increased 4.6% from the prior year. The increase is due to additional furniture purchased and the related depreciation costs. Correspondent bank charges increased 15.2% from prior year due to volume and the addition of imaging for our deposit customers.

Income Tax Expense. Income tax expense was $799,000 in fiscal 2000 compared to $964,000 in fiscal 1999, a decrease of $165,000, or 17.1%. Income taxes decreased primarily because of the tax effects of the insurance proceeds.

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


--------------------------------------------------------------------------------
                                                                              7.

         The Company's asset/liability management strategy sets limits on the change in NPV given certain changes in interest rates. The table presented here, as of June 30, 2001, is the Company's interest rate risk measured by changes in NPV for instantaneous parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points.

    Change in
  Interest Rates                                                                       NPV as % of Portfolio
     In Basis                           Net Portfolio Value                               Value of Assets
      Points                                                                           NPV
   (Rate Shock)            $ Amount          $ Change         % Change                Ratio         Change  (1)
   -----------             --------          --------         --------                -----         ----------
                                                         (Dollars in thousands)

        300               $   15,497       $   (7,671)          (33)%                  6.95%            (288)
        200                   18,171           (4,997)          (22)                   8.00             (183)
        100                   20,780           (2,387)          (10)                   8.98              (85)
      Static                  23,168                                                   9.83
       (100)                  24,269            1,101             5                   10.15               32
       (200)                  23,277              109             0                    9.66              (17)
       (300)                  22,309             (859)           (4)                   9.16              (67)

(1)  Expressed in basis points

As illustrated in the table, the Company's NPV declines in a rising interest rate environment. Specifically, the table indicates that, at June 30, 2001, the Company's NPV was $23.2 million (or 10% of portfolio assets). Based upon the assumptions used, an immediate increase in market interest rates of 200 basis points would result in a $5.0 million or 22% decline in NPV and a 183 basis point or 18.6% decline in the Company's NPV ratio to 8.00%. This is within the Company's guidelines.

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

The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. There were no loans held for sale at June 30, 2001. The Company retains the servicing on loans sold in the secondary market and, at June 30, 2001, $35.2 million in such loans were being serviced for others.

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

The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. As a result, the levels of short-term interest rates influence the results of operations. The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

--------------------------------------------------------------------------------
                                                                              8.

Average Balances, Interest Rates and Yields

         This following table shows weighted average interest rates on loans, investments, deposits, other interest-bearing liabilities, and the interest rate spread and the net yield on weighted average interest-earning assets.

                                   --------------------------------------Year Ended June 30-----------------------------------------
                                                 2001                             2000                               1999
                                   -------------------------------   -----------------------------      ----------------------------
                                   Average                  Yield/   Average                Yield/      Average               Yield/
                                   Balance     Interest     Rate     Balance    Interest     Rate       Balance     Interest  Rate
                                                                         (Dollars in Thousands)
Interest-earning assets:
   Loans receivable (1)            $154,211    $ 13,467     8.73%   $153,090    $ 12,888       8.42%     $147,437   $ 12,428   8.43%
   Securities (2) (3)                46,736       3,053     6.39      43,536       2,856       6.32        38,304      2,298   6.09
   Mortgage-backed
     securities (3)                  12,174         872     7.12      10,496         806       7.45        15,703      1,166   7.25
   Other interest-
     bearing deposits                 2,754         152     5.52       1,800         137       7.61         2,398        160   6.67
                                   --------    --------             --------    --------                 --------   --------
Total interest-earning
  assets                            215,875      17,544     8.09     208,922      16,687       7.93       203,842     16,052   7.88
   Other assets                       9,028                           10,199                                9,817
                                   --------                         --------                             --------
Total assets                       $224,903                         $219,121                             $213,659
                                   ========                         ========                             ========


Interest-bearing liabilities:
   Money market
    accounts                       $  4,690    $    242     5.15%   $  1,316    $     59       4.48%     $    625   $     27   4.32%
   NOW accounts                       7,398         161     2.18       7,134         157       2.20         6,726        147   2.19
   Passbook savings
     accounts                        34,798       1,326     3.81      41,970       1,639       3.91        45,317      1,843   4.07
   Certificates
     of deposit                      83,295       5,265     6.32      74,085       4,079       5.51        67,916      3,791   5.58
   FHLB advances                     62,585       3,765     6.02      64,770       3,681       5.68        62,106      3,558   5.73
                                   --------    --------             --------    --------                 --------   --------
Total interest-
  bearing liabilities               192,766      10,759     5.58     189,275       9,615       5.08       182,690      9,366   5.13
                                               --------     ----                --------       ----                 --------   ----
   Other liabilities                 11,502                           10,645                               11,212
                                   --------                         --------                             --------
Total liabilities                   204,268                          199,920                              193,902
Equity                               20,635                           19,201                               19,757
                                   --------                         --------                             --------
Total liabilities and
  shareholders'
  equity                           $224,903                        $219,121                              $213,659
                                   ========                        ========                              ========

Net interest income/
  interest rate spread                         $  6,785     2.51%               $  7,072       2.85%                $  6,686  2.75%
                                               ========     ====                ========       ====                 ========  ====
Net interest margin (4)                                     3.14%                              3.38%                          3.28%
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


--------------------------------------------------------------------------------
                                                                              9.

Asset Quality

Total non-performing assets increased to $1.6 million at June 30, 2001 compared to $290,000 at June 30, 2000. The ratio of non-performing assets to total assets at June 30, 2001 was .70% compared to .13% at June 30, 2000. Included in non-performing assets at June 30, 2001 were $1.3 million in non-accruing loans and $299,000 in repossessed assets.

Including the non-accruing loans listed above, as of June 30, 2001 and 2000, there were $4.7 million and $4.4 million, respectively, in net loans designated by the Bank as "watch loans" due to factors that may impact the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 2001, $2.0 million of loans were classified as special mention, $2.5 million as substandard, $248,000 as doubtful and $0 as loss. As of June 30, 2000, $2.0 million were classified as special mention, $1.9 million as substandard, $434,000 as doubtful and $3,000 as loss.

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

The standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. OTS regulations no longer require a minimum liquidity ratio. Previously, the required ratio was 4%. At June 30, 2001, the Bank's liquidity ratio was 7.94%.

Year Ended June 30, 2001. During the year ended June 30, 2001 there was a net increase of $3.3 million in cash and cash equivalents. Major sources of cash during the year were an increase in deposits of $11.5 million and the sale, call and maturity of securities provided $18.3 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash include funding an increase of $4.0 million in the loan portfolio, the purchase of $25.7 million in securities available for sale and a reduction in FHLB borrowings of $1.8 million.

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

Major uses of cash during the year, which offset the sources of cash, include funding an increase of $1.3 million in the loan portfolio and the purchase of $7.5 million in securities available for sale.

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

Borrowings may be used as a source of funds to offset reductions in other sources of funds such as deposits and to assist in asset/liability management. Management believes that a diversified blend of borrowings from the FHLB offers flexibility and is an important tool to be used in the balanced growth of the Company. As such, borrowings outstanding at June 30, 2001 consisted of advances from the FHLB totaling $62.4 million. The Company had commitments to fund loan originations, unused lines of credit and standby lines of credit with borrowers of $18.1

--------------------------------------------------------------------------------
                                                                             10.

million at June 30, 2001. In the opinion of management, the Company has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

Pursuant to federal law, thrift institutions must meet a 4.00% core capital requirement and an 8.00% total risk-based capital to risk weighted assets requirement. At June 30, 2001, the Bank exceeded all fully phased in capital requirements. Core capital totaled $18.4 million, or 8.07% of adjusted total assets (as defined by regulation) and risk-based capital totaled $20.1 million, or 13.60% of risk-weighted assets (as defined by regulation). See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding capital requirements applicable to the Bank.

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



--------------------------------------------------------------------------------


                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
FFW Corporation
Wabash, Indiana


We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.





                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
August 24, 2001

--------------------------------------------------------------------------------
                                                                             11.

                                            FFW CORPORATION
                                      CONSOLIDATED BALANCE SHEETS
                                        June 30, 2001 and 2000

-----------------------------------------------------------------------------------------------------

                                                                          2001                 2000
                                                                     -------------      -------------
ASSETS
Cash and due from financial institutions                             $   6,372,538      $   4,152,652
Interest-bearing deposits in other financial
  institutions - short-term                                              2,157,621          1,101,766
                                                                     -------------      -------------
    Total cash and cash equivalents                                      8,530,159          5,254,418

Securities available for sale                                           60,973,088         52,026,138
Loans receivable, net of allowance for loan losses of $1,773,194
  in 2001 and $1,961,318 in 2000                                       152,195,442        150,810,106
Federal Home Loan Bank stock                                             3,400,900          3,400,900
Accrued interest receivable                                              1,479,567          1,666,265
Premises and equipment, net                                              2,099,125          2,028,386
Other assets                                                             2,508,181          3,850,819
                                                                     -------------      -------------

    Total assets                                                     $ 231,186,462      $ 219,037,032
                                                                     =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
    Noninterest-bearing                                              $   9,161,009      $   8,875,968
    Interest-bearing                                                   135,469,043        124,228,632
                                                                     -------------      -------------
       Total deposits                                                  144,630,052        133,104,600
Borrowings                                                              62,396,906         64,167,542
Accrued expenses and other liabilities                                   2,166,444          2,149,970
                                                                     -------------      -------------
       Total liabilities                                               209,193,402        199,422,112

Shareholders' equity
    Preferred stock, $.01 par; 500,000 shares
      authorized; none issued                                                 --                 --
    Common stock, $.01 par; 2,000,000 shares authorized;
      issued: 1,829,828 - 2001 and 1,807,013 - 2000;
      outstanding: 1,412,478 - 2001 and 1,423,627 - 2000                    18,298             18,070
    Additional paid-in capital                                           9,336,606          9,228,128
    Retained earnings                                                   16,423,160         15,547,131
    Accumulated other comprehensive income                                 330,776         (1,479,969)
    Unearned management retention plan shares                              (52,242)           (72,354)
    Treasury stock at cost, 417,350 shares - 2001 and
      383,386 shares - 2000                                             (4,063,538)        (3,626,086)
                                                                     -------------      -------------
       Total shareholders' equity                                       21,993,060         19,614,920
                                                                     -------------      -------------

          Total liabilities and shareholders' equity                 $ 231,186,462      $ 219,037,032
                                                                     =============      =============

                             See accompanying notes.
--------------------------------------------------------------------------------
                                                                             12.

                                              FFW CORPORATION
                                     CONSOLIDATED STATEMENTS OF INCOME
                                 Years ended June 30, 2001, 2000 and 1999

---------------------------------------------------------------------------------------------------------

                                                              2001              2000              1999
                                                              ----              ----              ----
Interest and dividend income
     Loans, including fees                               $ 13,467,200      $ 12,888,537      $ 12,428,098
     Taxable securities                                     3,522,670         3,266,784         3,000,394
     Nontaxable securities                                    402,370           394,884           464,433
     Other                                                    152,053           137,211           159,565
                                                         ------------      ------------      ------------
         Total interest and dividend income                17,544,293        16,687,416        16,052,490

Interest expense
     Deposits                                               6,993,703         5,934,009         5,807,809
     Borrowings                                             3,765,075         3,681,171         3,558,563
                                                         ------------      ------------      ------------
         Total interest expense                            10,758,778         9,615,180         9,366,372
                                                         ------------      ------------      ------------

Net interest income                                         6,785,514         7,072,236         6,686,118

Provision for loan losses                                   1,715,000         1,033,677         1,010,000
                                                         ------------      ------------      ------------

Net interest income after provision for
  loan losses                                               5,070,515         6,038,559         5,676,118

Noninterest income
     Net gains/(loss) on sales of securities                  (14,159)          (63,400)          735,649
     Net gains on sales of loans                               84,601             9,814           148,096
     Commission income                                        186,877           222,562           234,362
     Service charges and fees                               1,001,570           840,296           782,572
     Other income                                               6,596           679,913            88,776
                                                         ------------      ------------      ------------
         Total noninterest income                           1,265,485         1,689,185         1,989,455

Noninterest expense
     Salaries and benefits                                  2,021,239         2,386,933         2,032,452
     Occupancy and equipment                                  400,707           386,744           369,647
     Deposit insurance premium                                 81,814           101,662           121,423
     Correspondent bank charges                               272,908           237,118           205,883
     Data processing                                          473,371           461,216           489,372
     Printing, postage and supplies                           124,085           131,015           245,031
     Amortization of goodwill & core deposit premium          162,584           156,347           156,347
     Other expense                                            700,221           796,376           970,372
                                                         ------------      ------------      ------------
         Total noninterest expense                          4,236,929         4,657,411         4,590,527
                                                         ------------      ------------      ------------

Income before income taxes                                  2,099,071         3,070,333         3,075,046

Income tax expense                                            475,726           799,472           963,991
                                                         ------------      ------------      ------------

Net income                                               $  1,623,345      $  2,270,861      $  2,111,055
                                                         ============      ============      ============

Earnings per share
     Basic                                               $       1.14      $       1.60      $       1.48
     Diluted                                                     1.13              1.57              1.46



--------------------------------------------------------------------------------
                             See accompanying notes.
                                                                             13.

                                                           FFW CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                              Years ended June 30, 2001, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     Unearned
                                                                                                                     Employee
                                                                                                    Accumulated        Stock
                                                                  Additional                           Other         Ownership
                                                   Common           Paid-In         Retained       Comprehensive       Plan
                                                    Stock           Capital         Earnings          Income          Shares
                                                    -----           -------         --------          ------          ------
Balance at June 30, 1998                        $      17,751   $   8,793,133    $  12,468,144   $     685,432    $    (151,748)

Cash dividends - $0.42 per share                            -               -         (608,505)              -                -
17,117 shares released under ESOP                           -         145,495                -               -           99,417
Purchased 27,000 shares                                     -               -                -               -                -
Issued 10,192 shares, net, on stock options               102          27,254                -               -                -
Net income                                                  -               -        2,111,055               -                -
Other comprehensive income, net of tax:
     Unrealized appreciation (depreciation)
       on securities available for sale, net of
       tax of $(746,117)                                    -               -                -      (1,140,818)               -
                                                                                                 -------------
     Total other comprehensive income                       -               -                -      (1,140,818)               -

Comprehensive income                                        -               -                -               -                -
                                                -------------   -------------    -------------   -------------    -------------

Balance at June 30, 1999                               17,853       8,965,882       13,970,694        (455,386)         (52,331)

Cash dividends - $0.48 per share                            -               -         (694,424)              -                -
8,560 shares released under ESOP                            -          69,772                -               -           52,331
7,000 shares purchased under MRP                           70          95,305                -               -                -
Purchased 39,322 shares, net                                -          42,497                -               -                -
Issued 14,725 shares on stock options                     147          54,672                -               -                -
Amortization of MRP contribution                            -               -                -               -                -
Net income                                                  -               -        2,270,861               -                -
Other comprehensive income, net of tax:
     Unrealized appreciation (depreciation)
       on securities available for sale, net of
       tax of $(713,843)                                    -               -                -      (1,024,583)               -
                                                                                                 -------------
     Total other comprehensive income                       -               -                -      (1,024,583)               -

Comprehensive income                                        -               -                -               -                -
                                                -------------   -------------    -------------   -------------    -------------

Balance at June 30, 2000                               18,070       9,228,128       15,547,131      (1,479,969)               -

                                                     Unearned
                                                    Management
                                                     Retention                          Total
                                                       Plan          Treasury       Shareholders'
                                                      Shares           Stock           Equity
                                                      ------           -----           ------
Balance at June 30, 1998                          $           -   $    (2,683,985) $  19,128,727

Cash dividends - $0.42 per share                              -                -        (608,505)
17,117 shares released under ESOP                             -                -         244,912
Purchased 27,000 shares                                       -         (405,887)       (405,887)
Issued 10,192 shares, net, on stock options                   -                -          27,356
Net income                                                    -                -       2,111,055
Other comprehensive income, net of tax:
     Unrealized appreciation (depreciation)
       on securities available for sale, net of
       tax of $(746,117)                                      -                -

     Total other comprehensive income                         -                -      (1,140,818)
                                                                                   -------------
Comprehensive income                                          -                -         970,237
                                                  -------------   --------------   -------------

Balance at June 30, 1999                                      -       (3,089,872)     19,356,840

Cash dividends - $0.48 per share                              -                -        (694,424)
8,560 shares released under ESOP                              -                -         122,103
7,000 shares purchased under MRP                        (95,375)               -               -
Purchased 39,322 shares, net                                  -         (536,214)       (493,717)
Issued 14,725 shares on stock options                         -                -          54,819
Amortization of MRP contribution                         23,021                -          23,021
Net income                                                    -                -       2,270,861
Other comprehensive income, net of tax:
     Unrealized appreciation (depreciation)
       on securities available for sale, net of
       tax of $(713,843)                                      -                -

     Total other comprehensive income                         -                -      (1,024,583)
                                                                                   -------------
Comprehensive income                                          -                -       1,246,278
                                                  -------------   --------------   -------------

Balance at June 30, 2000                                (72,354)      (3,626,086)     19,614,920


--------------------------------------------------------------------------------
                                   (Continued)

                                                                             14.


                                                           FFW CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                              Years ended June 30, 2001, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     Unearned
                                                                                                                     Employee
                                                                                                    Accumulated        Stock
                                                                  Additional                           Other         Ownership
                                                   Common           Paid-In         Retained       Comprehensive       Plan
                                                    Stock           Capital         Earnings          Income          Shares
                                                    -----           -------         --------          ------          ------
Balance at June 30, 2000                        $      18,070   $   9,228,128    $  15,547,131   $  (1,479,969)   $           -

Cash dividends - $0.52 per share                            -               -         (747,316)              -                -
1,000 shares purchased under MRP
  and 750 MRP shares forfeited                              -           1,906                -               -                -
Purchased 36,400 shares, net                                -               -                -               -                -
Issued 25,200 shares on stock options                     228         106,572                -               -                -
Amortization of MRP contribution                            -               -                -               -                -
Net income                                                  -               -        1,623,345               -                -
Other comprehensive income, net of tax:
     Unrealized appreciation (depreciation)
       on securities available for sale, net of
       tax of $(1,187,178)                                  -               -                -       1,810,745                -
                                                                                                 -------------
     Total other comprehensive income                       -               -                -       1,810,745                -

Comprehensive income                                        -               -                -               -                -
                                                -------------   -------------    -------------   -------------    -------------

Balance at June 30, 2001                        $      18,298   $   9,336,606    $  16,423,160   $     330,776    $           -
                                                =============   =============    =============   =============    =============

                                                     Unearned
                                                    Management
                                                     Retention                          Total
                                                       Plan          Treasury       Shareholders'
                                                      Shares           Stock           Equity
                                                      ------           -----           ------
Balance at June 30, 2000                            $     (72,354)   $  (3,626,086)  $  19,614,920

Cash dividends - $0.52 per share                                -                -        (747,316)
1,000 shares purchased under MRP
  and 750 MRP shares forfeited                             (1,344)            (562)              -
Purchased 36,400 shares, net                                    -         (456,090)       (456,090)
Issued 25,200 shares on stock options                           -           19,200         126,000
Amortization of MRP contribution                           21,456                -          21,456
Net income                                                      -                -       1,623,345
Other comprehensive income, net of tax:
     Unrealized appreciation (depreciation)
       on securities available for sale, net of
       tax of $(1,187,178)                                      -                -

     Total other comprehensive income                           -                -       1,810,745
                                                                                     -------------
Comprehensive income                                            -                -       3,434,090
                                                    -------------   --------------   -------------

Balance at June 30, 2001                            $     (52,242)  $   (4,063,538)  $  21,993,060
                                                    =============   ==============   =============

--------------------------------------------------------------------------------

                             See accompanying notes.
                                                                             15.

                                                   FFW CORPORATION
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       Years ended June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------------------------------------------

                                                                   2001                2000                1999
                                                                   ----                ----                ----
Cash flows from operating activities
    Net income                                              $     1,623,345     $     2,270,861    $      2,111,055
    Adjustments to reconcile net income to net cash
      from operating activities
       Depreciation and amortization                                 (2,743)            (31,822)            (60,899)
       Provision for loan losses                                  1,715,000           1,033,677           1,010,000
       Net (gains) losses on sales of:
          Securities                                                 14,159              63,400            (735,649)
          Loans held for sale                                       (84,601)             (9,814)           (148,096)
       Originations of loans held for sale                      (10,081,738)         (1,164,250)        (14,262,865)
       Proceeds from sales of loans held for sale                10,166,339           1,174,064          14,410,961
       ESOP expense                                                       -             122,103             244,912
       Amortization of MRP contribution                              21,456              23,021                   -
       Net change in accrued interest receivable
         and other assets                                           434,099          (1,132,071)             11,984
       Amortization of goodwill and core deposit
         intangibles                                                162,584             219,437             156,347
       Net change in accrued interest payable and
         other liabilities                                           91,474           1,433,499            (249,803)
                                                            ---------------     ---------------    ----------------
          Net cash from operating activities                      4,059,374           4,002,105           2,487,947

Cash flows from investing activities Proceeds from:
       Sales, calls and maturities of securities
         available for sale                                      18,313,604           4,561,566          22,808,126
       Sales of foreclosed real estate and repossessed
         assets                                                     632,014             935,678             903,878
    Purchase of:
       Securities available for sale                            (25,652,052)         (7,463,987)        (25,049,872)
       Federal Home Loan Bank stock                                       -                   -            (643,700)
    Principal collected on mortgage-backed securities             1,574,615             332,873             603,684
    Net change in loans receivable                               (3,986,875)         (1,288,371)        (14,301,551)
    Purchases of premises and equipment, net                       (267,349)           (101,760)           (113,031)
    Investment in limited partnership                               (75,000)                  -            (225,000)
                                                            ---------------     ---------------    ----------------
       Net cash from investing activities                        (9,461,043)         (3,024,001)        (16,017,466)

Cash flows from financing activities
    Net change in deposits                                       11,525,452           2,703,247           5,145,050
    Proceeds from borrowings                                     57,000,000          78,294,891          42,500,000
    Repayment of borrowings                                     (58,770,636)        (80,427,737)        (32,699,612)
    Proceeds from stock options                                     126,000              54,819              27,356
    Purchase of treasury stock                                     (456,090)           (493,717)           (405,887)
    Cash dividends paid                                            (747,316)           (694,424)           (608,505)
                                                            ---------------     ---------------    ----------------
       Net cash from financing activities                         8,677,410            (562,921)         13,958,402
                                                            ---------------     ---------------    ----------------
Net change in cash and cash equivalents                           3,275,741             415,183             428,883

Beginning cash and cash equivalents                               5,254,418           4,839,235           4,410,352
                                                            ---------------     ---------------    ----------------

Ending cash and cash equivalents                            $     8,530,159     $     5,254,418    $      4,839,235
                                                            ===============     ===============    ================

Supplemental disclosure of cash flow information
    Cash paid during the period
       Interest                                             $    10,847,619     $     9,525,756    $      9,615,180
       Income taxes                                                 353,000             930,000           1,256,000


--------------------------------------------------------------------------------
                             See accompanying notes.

                                                                             16.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------

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

As of July 1, 2000, the Company adopted a new accounting standard which required derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values are recorded in the income statement. Fair value changes involving hedges are generally recorded by offsetting gains or losses on the hedges and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on July 1, 2000 did not have a material effect on the Company's financial condition or results of operations.

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

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             17.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for small-balance loans of similar nature such as residual mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over the assets useful lives. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Intangible Assets: Intangible assets arising primarily from the acquisition of the South Whitley Branch, on June 13, 1997, include goodwill and core deposit intangibles. Goodwill represents the excess of the purchase price over the assets acquired. Goodwill is amortized on a straight-line basis over 15 years. Core deposit intangibles are amortized on an accelerated basis over 10 years. As of June 30, 2001, unamortized goodwill totaled $1,069,000 and unamortized core deposit intangibles totaled $154,000.

In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", management is currently assessing the extent to which the amortization of intangible assets recorded in connection with the purchase of the South Whitley branch location and Pulley Financial Services, Inc., may be discontinued.

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

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             18.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per common share are provided as if the fair value method of Statement of Financial Accounting Standards SFAS No. 123 were used for stock-based compensation.

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

Earnings and Dividends Per Share: Basic earnings per share is based on the net income divided by the weighted average number of shares outstanding during the period. ESOP shares are considered outstanding for earnings per share calculations as they are committed to be released; unearned shares are not considered outstanding. MRP shares are considered outstanding for basic earnings per share as they become vested. Diluted earnings per share shows the dilutive effect of additional potential shares issuable under stock option plans and nonvested shares issued under the MRP. Earnings and dividends per share are restated for all stock splits and dividends.

Stock Split: Common share amounts and market values and price per share disclosures related to stock repurchase programs, stock-based compensation plans and earnings and dividends per share disclosures have been restated for all stock splits and dividends. Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the market value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital.

Reclassifications: Certain amounts in the 2000 and 1999 financial statements were reclassified to conform to the 2001 presentation.


--------------------------------------------------------------------------------
                                  (Continued)
                                                                             19.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 2 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in the computation of basic earnings per share and diluted earnings per share is presented below:

                                                                                 Year ended June 30,
                                                                     2001               2000              1999
                                                                     ----               ----              ----
     Basic Earnings Per Share
     Numerator:  Net income                                    $    1,623,345     $    2,270,861    $     2,111,055
                                                               ==============     ==============    ===============

     Denominator: Weighted average shares
         outstanding                                                1,423,731          1,425,464          1,464,857
         Less:  Average unallocated ESOP shares                             -             (2,140)           (34,236)
                                                               --------------     --------------    ---------------

         Weighted average shares outstanding                        1,423,731          1,423,324          1,430,621
                                                               ==============     ==============    ===============

     Basic earnings per share                                  $         1.14     $         1.60    $          1.48
                                                               ==============     ==============    ===============


     Diluted Earnings Per Share
     Numerator:  Net income                                    $    1,623,345     $    2,270,861    $     2,111,055
                                                               ==============     ==============    ===============

     Denominator:  Weighted average shares
           outstanding for basic earnings per
           share                                                    1,423,731          1,423,324          1,430,621
         Add:  Dilutive effects of assumed exercise
                of stock options and nonvested MRP shares              16,735             25,076             20,083
                                                               --------------     --------------    ---------------

         Weighted average shares
           and dilutive potential shares
           outstanding                                              1,440,466          1,448,400          1,450,704
                                                               ==============     ==============    ===============

     Diluted earnings per share                                $         1.13     $         1.57    $          1.46
                                                               ==============     ==============    ===============

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             20.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 3 - SECURITIES

At June 30, securities were as follows:

                                                                       Fair
                                                                       Value           Gains           Losses
                                                                       -----           -----           ------
         Available for sale 2001
              U.S. government and agency                         $    11,133,575  $       77,891  $       (6,240)
              State and municipal                                      8,094,099         143,383         (69,111)
              Corporate bonds                                          4,631,112         178,274               -
              Mortgage backed                                         23,953,739         486,842         (29,989)
              Equity                                                  13,160,563          79,838        (313,245)
                                                                 ---------------  --------------  --------------

                                                                 $    60,973,088  $      966,228  $     (418,585)
                                                                 ===============  ==============  ==============

         Available for sale 2000
              U.S. government and agency                         $    21,952,218  $            -  $   (1,331,476)
              State and municipal                                      8,497,509          56,042        (321,654)
              Corporate bonds                                          1,499,479          16,223         (25,244)
              Mortgage backed                                         11,004,482           4,611        (402,304)
              Equity                                                   9,072,450               -        (446,478)
                                                                 ---------------  --------------  --------------

                                                                 $    52,026,138  $       76,876  $   (2,527,156)
                                                                 ===============  ==============  ==============

Contractual maturities of debt securities at June 30, 2001 were as follows. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations. Securities not due at a single maturity date are shown separately.

                                                                  Fair
                                                                  Value
                                                                  -----

         Due in one year or less                            $    2,797,637
         Due from one to five years                              1,203,276
         Due from five to ten years                             10,144,026
         Due after ten years                                     9,713,847
         Mortgage backed                                        23,953,739
         Equities                                               13,160,563
                                                            --------------

                                                            $   60,973,088
                                                            ==============

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             21.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 3 - SECURITIES (Continued)

Sales/calls of securities available for sale for the years ended June 30 were:

                                             2001             2000               1999
                                             ----             ----               ----
              Sales                    $    3,442,356     $    3,451,566    $      966,504
              Calls                        13,806,248                  -        14,196,622
              Gross gains                      13,624              5,794           747,733
              Gross losses                    (27,783)           (69,194)          (12,084)

The June 30, 1999, gross gains included $724,000 from the call of a mortgage backed security. The gain recognized was the result of a pre-payment penalty and the recognition of unaccreted discount.


NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable as of June 30 were as follows:

                                                             2001               2000
                                                             ----               ----
Mortgage loans (principally conventional)
     Secured by one-to-four family residences         $    68,646,306    $    69,738,071
     Secured by other properties                            8,887,143          8,138,436
     Construction                                           4,162,603          2,343,439
                                                      ---------------    ---------------
                                                           81,696,052         80,219,946

     Undisbursed portion of construction loans               (565,253)        (1,333,955)
     Net deferred loan origination fees                       (52,372)           (35,522)
                                                      ---------------    ---------------
        Total mortgage loans                               81,078,427         78,850,469

Consumer and other loans
     Automobile                                            27,162,815         31,367,885
     Manufactured home                                        211,760            235,091
     Home equity and improvement                           15,809,379         13,119,225
     Commercial                                            25,310,962         24,300,945
     Other                                                  4,096,920          4,418,593
                                                      ---------------    ---------------
                                                           72,591,836         73,441,739
     Net deferred loan origination costs                      298,373            479,216
                                                      ---------------    ---------------
        Total consumer and other loans                     72,890,209         73,920,955

Less allowance for loan losses                             (1,773,194)        (1,961,318)
                                                      ---------------    ---------------

                                                      $   152,195,442    $   150,810,106
                                                      ===============    ===============

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             22.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------



NOTE 4 - LOANS RECEIVABLE, NET (Continued)

Activity in the allowance for loan losses for the years ended June 30 is as follows:

                                           2001             2000            1999
                                           ----             ----            ----
     Beginning balance                 $  1,961,318    $  1,623,293     $    982,532
     Provision for loan losses            1,715,000       1,033,677        1,010,000
     Charge-offs                         (2,191,984)       (783,484)        (464,847)
     Recoveries                             288,860          87,832           95,608
                                       ------------    ------------     ------------

     Ending balance                    $  1,773,194    $  1,961,318     $  1,623,293
                                       ============    ============     ============


During the first quarter of the Company's fiscal year a $900,000 additional provision was identified for losses expected on loans to a single borrower. At June 30, 2001, the Company believes the additional provision was adequate for the losses incurred or remaining on these loans.

Information regarding impaired loans is as follows for the years ending June 30:

                                                                                           2001            2000
                                                                                           ----            ----
     Year end loans with no allowance for loan losses allocated                       $          -     $          -
     Year end loans with allowance for loan losses allocated                             2,141,236          754,116
     Amount of allowance allocated                                                         492,328          234,667

     Average of impaired loans during the year                                           1,823,017          285,686
     Interest income recognized during impairment                                           99,656           48,507
     Cash-basis interest income recognized                                                  92,330           32,814

There were no material impaired loans to report for the year ending June 30, 1999.


NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets in the balance sheets. These loans totaled $35,240,000 and $29,843,000 at June 30, 2001 and 2000. Related escrow deposit balances were $71,000 and $59,000 at June 30, 2001 and 2000.


NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 were as follows:

                                                                                   2001                 2000
                                                                                   ----                 ----
     Land                                                                    $        480,121    $        350,121
     Buildings                                                                      2,191,166           2,090,511
     Furniture, fixtures and equipment                                              1,012,311             985,217
                                                                             ----------------    ----------------
         Total cost                                                                 3,683,598           3,425,849
     Less accumulated depreciation                                                 (1,584,473)         (1,397,463)
                                                                             ----------------    ----------------

                                                                             $      2,099,125    $      2,028,386
                                                                             ================    ================

--------------------------------------------------------------------------------

                                  (Continued)
                                                                             23.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 7 - DEPOSITS

Deposit accounts individually exceeding $100,000 totaled $26,329,629 and $20,377,472 at June 30, 2001 and 2000.

At June 30, 2001, stated maturities of certificates of deposit were:

                  2002                                    $     55,307,242
                  2003                                          25,533,783
                  2004                                           2,811,097
                  2005                                           2,007,445
                  Thereafter                                     1,683,232
                                                          ----------------

                                                          $     87,342,799
                                                          ================


NOTE 8 - OTHER BORROWINGS

Federal Home Loan Bank (FHLB) advances totaled $62,396,906 and $64,167,542 at June 30, 2001 and 2000. The majority of the advances are fixed with interest rates ranging from 4.30% to 7.94% as of June 30, 2001 and the scheduled maturities during the years ended June 30 were as follows:

                  2002                                    $     14,500,000
                  2003                                           7,500,000
                  2004                                           1,500,000
                  2005                                           1,698,453
                  2006                                                   -
                  Thereafter                                    37,198,453
                                                          ----------------

                                                          $     62,396,906
                                                          ================

The Bank also maintains a $500,000 overdraft line of credit agreement with the FHLB which terminates on May 3, 2002. As of June 30, 2001 and 2000, no balance was outstanding under this agreement.

FHLB advances and the overdraft line of credit agreement are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency and mortgage-backed securities. At June 30, 2001, collateral of approximately $109.6 million is pledged to the FHLB to secure advances outstanding.


NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company. As of July 1, 2000, the latest actuarial valuation, plan assets exceeded the actuarially determined value of total vested benefits. The plan has reached its full funding limitation for Internal Revenue Code purposes and a full contribution is not required. As a result, other than administrative expenses, there was no pension expense for 2001, 2000 and 1999.

401(k) Plan: A retirement savings 401(k) plan covers full time employees 21 or older that have completed one year of service. Participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on the first 6% of the participants' compensation. Expenses under this plan were $41,000, $39,000, and $38,000 for 2001, 2000 and 1999.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             24.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 9 - EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan (ESOP): Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate in the ESOP. The ESOP borrowed $591,500 from the Company to purchase 118,300 shares of the common stock issued in the conversion at $5 per share. The loan was repaid principally from the Bank's discretionary contributions to the ESOP over seven years, and was paid off as of December 31, 2000. Shares purchased by the ESOP were held in suspense until allocated to participants as the loan was repaid. As of June 30, 2000, all ESOP shares had been allocated. ESOP expense related to shares allocated as the loan was repaid was $0, $122,000 and $245,000 for 2001, 2000 and 1999. Contributions to the ESOP for loan repayment were $0, $52,000 and $99,000 for 2001, 2000 and 1999. For 2000 and 1999, 8,560 and 17,117 shares with an average fair value of $12.34 and $15.74 per share, were committed to be released.

Between January 1, 2000 and June 30, 2000 the Bank contributed an additional $125,000 to purchase 10,000 shares for the ESOP. As of June 30, 2000, these shares were allocated to eligible employees participating in the ESOP plan. During the year ended June 30, 2001, the Bank contributed an additional $101,500 to purchase 8,000 shares of the ESOP. As of June 30, 2001, these shares were allocated to eligible employees participating in the ESOP plan.

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

ESOP shares as of June 30 were:

                                                                  2001            2000           1999
                                                                  ----            ----           ----
     Allocated (including shares committed to be released)       128,300        118,300        109,740
     Unearned                                                       --             --            8,560
     Shares contributed and allocated                              8,000         10,000           --
     Shares withdrawn from the plan by participants              (45,774)       (23,295)        (7,110)
                                                               ---------      ---------      ---------

     Total ESOP shares held in the plan                           90,526        105,005        111,190
                                                               =========      =========      =========

     Fair value of unearned shares at June 30                  $    --        $    --        $ 115,560
                                                               =========      =========      =========

Stock Option Plan: The 1992 Stock Option and Incentive Plan authorizes options of 169,000 shares of common stock. During 1999, the Company registered with the Securities and Exchange Commission the 1999 Omnibus Incentive Plan. This plan authorizes options, restricted stock and SARs of 142,000 shares of common stock. For both plans when options are granted, the option price is at least 100% of the market value of common stock on the date of grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year. No compensation expense was recognized for stock options for 2001, 2000 and 1999.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             25.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 9 - EMPLOYEE BENEFITS (Continued)

SFAS No. 123 requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents earnings per share had the fair value method been used to measure compensation cost for stock option plans.

The fair value of options granted during 2001 and 2000 were estimated using the following weighted average information: risk-free interest rates of 5.21% to 5.25%, expected lives of 10 years, expected volatility of stock prices of .26 to
 .31 and expected dividends of 3.11% to 4.33% per year.

                                                                2001               2000               1999
                                                                ----               ----               ----
     Net income as reported                                $    1,623,345    $     2,270,861    $    2,111,055
     Proforma net income                                        1,588,312          2,254,165         2,103,759
     Basic earnings per share as reported                            1.14               1.60              1.48
     Diluted earnings per share as reported                          1.13               1.57              1.46
     Proforma basic earnings per share                               1.12               1.58              1.47
     Proforma diluted earnings per share                             1.10               1.56              1.45

In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10 year periods with varying vesting periods. Information about option grants follows:

                                                                                                       Weighted
                                              Number of                             Weighted            Average
                                             Outstanding         Exercise            Average          Fair Value
                                               Options             Price         Exercise Price        of Grants
                                               -------             -----         --------------        ---------
     Outstanding, June 30, 1998                  68,288        $5.00 - 13.38       $     6.74
     Granted                                     16,116             18.50               18.50          $   1.34
     Granted                                      3,000             14.25               14.25              2.53
     Exercised                                   14,725        5.00 - 13.38              5.22
                                            -----------
     Outstanding, June 30, 1999                  72,679        5.00 - 18.50             10.08
     Forfeited                                    4,000             10.94               10.94
     Granted                                     16,000             13.38               13.38              2.35
     Exercised                                   14,725        5.00 - 10.94              6.61
                                            -----------
     Outstanding, June 30, 2000                  69,954        5.00 - 18.50             11.20
     Forfeited                                   11,030        5.00 - 18.50             15.99
     Granted                                     28,116             11.38               11.38
     Exercised                                   25,200              5.00                5.00              2.61
                                            -----------
     Outstanding, June 30, 2001                  61,840        5.00 - 18.50             12.95
                                            ===========

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             26.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE BENEFITS (Continued)

The weighted average remaining contractual life of options outstanding at June 30, 2001 was approximately seven years. Stock options exercisable at June 30, 2001, 2000 and 1999 totaled, 16,349, 41,146 and 50,063 at a weighted average exercise price of $13.73, $8.63 and $7.10. As of June 30, 2001, 100,000 options remain available for future grants.

Deferred Compensation: The Company has a deferred compensation plan for certain directors of the Company and a salary continuation plan for a Bank executive. The Company/Bank is obligated to pay each such individual or beneficiaries the accumulated contributions plus interest credited for the deferred compensation plan and a lump sum payment for the salary continuation plan, beginning with the individual's termination of service. A deferred compensation liability of $23,000 and $18,000 at June 30, 2001 and 2000 has been accrued for these obligations. The expense for these plans was $6,000, $22,000 and $36,000 for 2001, 2000 and 1999.


NOTE 10 - INCOME TAXES

Income tax expense for the years ended June 30 was:

                                                                          2001            2000            1999
                                                                          ----            ----            ----
     Federal
         Current                                                      $    396,096    $    738,171     $    987,372
         Deferred                                                          (53,288)       (161,618)        (291,260)
                                                                      -------------   ------------     ------------
                                                                           342,808         576,553          696,112
     State
         Current                                                           162,667         244,787          334,696
         Deferred                                                          (29,749)        (21,868)         (66,817)
                                                                      -------------   ------------     ------------
                                                                           132,918         222,919          267,879
                                                                      ------------    ------------     ------------

     Income tax expense                                               $    475,726    $    799,472     $    963,991
                                                                      ============    ============     ============

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% as follows:


                                                                          2001             2000            1999
                                                                          ----             ----            ----

Income taxes at 34% statutory rate                                    $    713,684    $  1,043,913     $  1,045,516
Tax effect of:
     Tax-exempt income                                                    (138,466)       (139,919)        (146,615)
     State tax, net of federal income tax effect                            87,725         147,127          199,357
     Life insurance proceeds                                                     -        (189,041)               -
     Dividends received deduction                                         (100,755)        (84,879)         (80,121)
     Fair market value of ESOP shares in excess of cost                          -          23,723           49,468
     Low income housing credits                                            (88,724)        (87,987)         (64,739)
     Other                                                                   2,262          86,535          (38,875)
                                                                      ------------    ------------     ------------

         Total income tax expense                                     $    475,726    $    799,472     $    963,991
                                                                      ============    ============     ============

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             27.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 10 - INCOME TAXES (Continued)

Components of the net deferred tax liability as of June 30 are:

                                                                          2001             2000            1999
                                                                          ----             ----            ----
     Deferred tax assets:
         Bad debts                                                    $    634,833    $    686,839     $    530,437
         Deferred compensation                                               8,921           7,234           96,921
         Core deposit intangible                                           119,111         101,941           61,165
         Depreciation on securities available for sale                           -         970,717          280,669
         Other                                                              66,641          20,618           12,803
                                                                      ------------    ------------     ------------
                                                                           829,506       1,787,349          981,995
     Deferred tax liabilities:
         Accretion                                                         (56,331)        (48,188)         (50,269)
         Net deferred loan costs                                           (97,441)       (175,747)        (241,574)
         Appreciation on securities available for sale                    (216,867)              -                -
         Other                                                                   -               -             (271)
                                                                      ------------    ------------     ------------
                                                                          (370,639)       (223,935)        (292,114)
     Valuation allowance                                                         -               -                -
                                                                      ------------    ------------     ------------

     Net deferred tax asset (liability)                               $    458,867    $  1,563,414     $    689,880
                                                                      ============    ============     ============

Federal income tax laws provided savings banks with additional bad debt deductions through 1987, totaling $1,156,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $393,000 at June 30, 2001 and 2000. If the Bank was liquidated or otherwise ceased to be a bank or if tax laws were to change, the $393,000 would be recorded as expense.


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



--------------------------------------------------------------------------------
                                  (Continued)
                                                                             28.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 11 - REGULATORY MATTERS (Continued)

The Bank's actual capital and required capital amounts and ratios are presented below:


                                                                                                     Minimum
                                                                                                   To Be Well
                                                                      Minimum                   Capitalized Under
                                                                     For Capital                Prompt Corrective
                                         Actual                   Adequacy Purposes             Action Provisions
                                         ------                   -----------------             -----------------
                                     Amount     Ratio              Amount      Ratio             Amount     Ratio
                                     ------     -----              ------      -----             ------     -----
                                                               (Dollars in thousands)
As of June 30, 2001
Total Capital                      $ 20,138     13.60%         $  11,844       8.00%          $  14,805     10.00%
Tier I (Core) Capital                18,365     12.40%             5,922       4.00%              8,883      6.00%
       (to risk weighted assets)
Tier I (Core) Capital                18,365      8.07%             9,103       4.00%             11,378      5.00%
       (to adjusted total assets)
Tier I (Core) Capital                18,365      8.02%             9,157       4.00%             11,446      5.00%
       (to average assets)

As of June 30, 2000
Total Capital                      $ 18,897     13.58%         $  11,136       8.00%          $  13,920     10.00%
Tier I (Core) Capital                17,153     12.32%             5,568       4.00%              8,352      6.00%
       (to risk weighted assets)
Tier I (Core) Capital                17,153      7.92%             8,663       4.00%             10,829      5.00%
       (to adjusted total assets)
Tier I (Core) Capital                17,153      7.83%             8,765       4.00%             10,953      5.00%
       (to average assets)

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the Office of Thrift Supervision. Under the regulations, the Bank can make without application to the OTS (but only after filing a notification to the OTS), distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain adequately capitalized, as defined in the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. Accordingly, at June 30, 2001, approximately $2,685,000 of the Bank's retained earnings was potentially available for distribution to the Company.


--------------------------------------------------------------------------------
                                  (Continued)
                                                                             29.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
  CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30 were as follows:

                                                                   2 0 0 1                       2 0 0 0
                                                                   -------                       -------
                                                            Fixed        Variable          Fixed        Variable
                                                            Rate           Rate            Rate           Rate
                                                            ----           ----            ----           ----

Commitments to make loans                              $      550,000  $     161,300  $     294,500         356,000
Unused lines of credit                                              -     15,865,000              -      10,128,000
Standby letters of credit                                           -      1,527,000              -       1,195,000
                                                       --------------  -------------  -------------  --------------

                                                       $      550,000  $  17,553,000  $     294,500  $   11,679,000
                                                       ==============  =============  =============  ==============

Fixed rate loan commitments at June 30, 2001 were at current rates, ranging primarily from 7.00% to 9.00%.

Variable rate loan commitments, unused lines of credit and standby letters of credit at June 30, 2001 were at current rates ranging from 7.00% to 7.25% for loan commitments, 7.25% to 12.00% for unused lines of credit and primarily at the national prime rate of interest plus 100 to 300 basis points for standby letters of credit.

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

Under employment agreements with one of its officers, certain events leading to separation from the Company could result in a lump sum cash payment.

Under employment agreements with a certain three other officers, certain events leading to separation from the Company could result in cash payments totaling their current year salary, payable over the term the amount would have been originally paid.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

The Bank has a 3% limited partner interest in a limited partnership formed to construct, own and manage affordable housing projects. The Bank is one of 13 investors. As of June 30, 2001, the Bank had invested $750,000 and had recorded equity in the operating loss of the limited partnership of $81,000, $65,000 and $65,000 for the years ended June 30, 2001, 2000 and 1999. At June 30, 2001 and 2000, the obligation due to the limited partnership was $-0- and $75,000. The Bank receives 3% of the eligible tax credits. For the years ended June 30, 2001, 2000 and 1999, the Bank received approximately $89,000, $88,000 and $65,000 in tax credits.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             30.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 13 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Real estate and consumer loans, including automobile, home equity and improvement, manufactured home and other consumer loans are granted primarily in Wabash, Kosciusko and Whitley counties. Loans secured by one to four family residential real estate mortgages make up 45% of the loan portfolio. The Company also sells loans and services loans for secondary market agencies.

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


NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                  Balance - June 30, 2000                      $  1,079,679

                      New loans                                     443,142

                      Repayments                                   (127,393)

                      Other changes                                (152,067)
                                                               ------------

                  Balance - June 30, 2001                      $  1,243,361
                                                               ============

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.



--------------------------------------------------------------------------------
                                  (Continued)
                                                                             31.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, FFW Corporation.

                            CONDENSED BALANCE SHEETS
                             June 30, 2001 and 2000

                                                             2001                2000
                                                             ----                ----
ASSETS
Cash and cash equivalents                               $        78,818    $        190,720
Investment in Bank subsidiary                                19,716,232          17,040,497
Investment in non-bank subsidiary                               337,372             320,406
Securities available for sale                                 1,788,821           2,027,516
Other assets                                                    269,768             263,988
                                                        ---------------    ----------------

     Total assets                                       $    22,191,011    $     19,843,127
                                                        ===============    ================

LIABILITIES
Accrued expenses and other liabilities                  $       197,951    $        228,207

SHAREHOLDERS' EQUITY
Common stock                                                     18,298              18,070
Additional paid-in capital                                    9,336,606           9,228,128
Retained earnings - substantially restricted                 16,423,160          15,547,131
Unearned employee MRP                                           (52,242)            (72,354)
Accumulated other comprehensive income                          330,776          (1,479,969)
Treasury stock                                               (4,063,538)         (3,626,086)
                                                        ---------------    ----------------
     Total shareholders' equity                              21,993,060          19,614,920
                                                        ---------------    ----------------

         Total liabilities and shareholders' equity     $    22,191,011    $     19,843,127
                                                        ===============    ================



                                     CONDENSED STATEMENTS OF INCOME
                              For the years ended June 30, 2001, 2000 and 1999

                                                                   2001              2000                1999
                                                                   ----              ----                ----

Interest income                                              $      105,072     $       121,025    $        129,664

Dividend income                                                     740,000             650,000           1,050,000
                                                             --------------     ---------------    ----------------
                                                                    845,072             771,025           1,179,664

Operating expense                                                   162,612              80,246             251,650

Equity in undistributed income of subsidiaries
     Bank                                                           909,403            1,541,534          1,064,947
     Non-bank                                                        15,290             51,374             50,714
                                                             --------------     ---------------    ----------------

Income before income taxes                                        1,607,153           2,283,687           2,043,675

Income tax expense (benefit)                                        (16,192)             12,826             (67,380)
                                                             --------------     ---------------    ----------------

Net income                                                   $    1,623,345     $     2,270,861    $      2,111,055
                                                             ==============     ===============    ================

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             32.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                                  CONDENSED STATEMENTS OF CASH FLOWS
                                           For the years ended June 30, 2001, 2000 and 1999

                                                                    2001              2000               1999
                                                                    ----              ----               ----
Cash flows from operating activities
     Net income                                               $     1,623,345     $    2,270,861    $     2,111,055
     Adjustments to reconcile net income to net
       cash from operating activities
         Equity in undistributed income of subsidiaries              (924,693)        (1,592,908)        (1,115,661)
         Other                                                       (126,458)           918,066         (1,033,763)
                                                              ---------------     --------------    ---------------
              Net cash from operating activities                      572,194          1,596,019            (38,369)

Cash flows from investing activities
     Proceeds from sales of securities                                      -            131,003            170,000
     Maturities of securities available for sale                      565,000            210,089            982,234
     Purchase of securities available for sale                       (171,690)          (731,839)          (574,108)
     Repayments on loan receivable from ESOP                                -             52,331             99,417
                                                              ---------------     --------------    ---------------
         Net cash from investing activities                           393,310           (338,416)           677,543

Cash flows from financing activities
     Proceeds from stock options                                      126,000             54,819             27,356
     Purchase of treasury stock                                      (456,090)          (493,717)          (405,887)
     Cash dividends paid                                             (747,316)          (694,424)          (608,505)
                                                              ---------------     --------------    ---------------
         Net cash from financing activities                        (1,077,406)        (1,133,322)          (987,036)
                                                              ---------------     --------------    ---------------

Net change in cash and cash equivalents                              (111,902)           124,281           (347,862)

Beginning cash and cash equivalents                                   190,720             66,439            414,301
                                                              ---------------     --------------    ---------------

Ending cash and cash equivalents                              $        78,818     $      190,720    $        66,439
                                                              ===============     ==============    ===============

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 11).

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             33.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2001, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows estimated fair values and related carrying amounts of the Company's financial instruments at June 30. Items which are not financial instruments are not included.

                                                              2 0 0 1                         2 0 0 0
                                                              -------                         -------
                                                    Carrying         Estimated       Carrying         Estimated
                                                     Amount         Fair Value        Amount         Fair Value
                                                     ------         ----------        ------         ----------
                                                         (In  thousands)                  (In  thousands)
Cash and cash equivalents                        $        8,530  $         8,530  $        5,254  $        5,254
Securities available for sale                            60,973           60,973          52,026          52,026
Loans receivable, net                                   152,195          152,798         150,810         148,403
Federal Home Loan Bank stock                              3,401            3,401           3,401           3,401
Accrued interest receivable                               1,480            1,480           1,666           1,666
Non-interest-bearing deposits                            (9,161)          (9,161)         (8,876)         (8,876)
Interest-bearing deposits                              (135,469)        (137,067)       (124,229)       (123,555)
Borrowings                                              (62,397)         (63,928)        (64,168)        (63,494)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 2001 and 2000. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and non-interest-bearing deposits is considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, net, is based on estimates of the rate the Bank would charge for similar loans at June 30, 2001 and 2000 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for interest-bearing deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at June 30, 2001 and 2000, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2001 and 2000, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 2001 and 2000 should not necessarily be considered to apply to subsequent dates.

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

--------------------------------------------------------------------------------
                                                                             34.

DIRECTORS AND EXECUTIVE OFFICERS

FFW CORPORATION
Officers

Wayne W. Rees
Chairman of the Board

Roger K. Cromer
President and Chief Executive Officer

Christine K. Noonan
Secretary

Timothy A. Sheppard
Treasurer and Chief Accounting Officer


Board of Directors

Wayne W. Rees
Owner and Publisher
The Paper of Wabash County, Inc.

J. Stanley Myers
Owner and Operator
Servisoft Water Conditioning, Inc.

Thomas L. Frank
Comptroller, B. Walter & Company

Joseph W. McSpadden
Vice President and Part Owner
Beauchamp & McSpadden

Ronald D. Reynolds
Owner, J. M. Reynolds Oil Co, Inc.

Roger K. Cromer
President and Chief Executive Officer, FFW Corporation
President  and  Chief  Executive  Officer,  First  Federal
Savings Bank of Wabash
Chairman of the Board, FirstFed Financial of Wabash



FIRST FEDERAL SAVINGS BANK OF WABASH
Officers                                             Board of Directors

Wayne W. Rees                                        Wayne W. Rees
Chairman of the Board
                                                     J. Stanley Myers
Roger K. Cromer
President and Chief Executive Officer                Thomas L. Frank

Christine K. Noonan                                  Joseph W. McSpadden
Vice President, Chief Operations Officer and
Secretary                                            Ronald D. Reynolds

Timothy A. Sheppard                                  Roger K. Cromer
Vice President and Controller

Noah T. Smith
Vice President, Commercial Loans

Sonia Niccum
Vice President, Mortgage Loans


FIRSTFED FINANCIAL OF WABASH, INCORPORATED
Officers                                             Board of Directors

Roger K. Cromer                                      Wayne W. Rees
Chairman of the Board
                                                     J. Stanley Myers
Tony Pulley
President                                            Thomas L. Frank

Wayne W. Rees                                        Joseph W. McSpadden
Secretary
                                                     Ronald D. Reynolds
Timothy A. Sheppard
Treasurer                                            Roger K. Cromer


--------------------------------------------------------------------------------
                                                                             35.

Shareholder Information

Stock Listing Information
FFW Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation Small-Cap Market under the symbol "FFWC".


Stock Price Information
As of September 15, 2001 there were approximately 349 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low bid prices and dividends paid per share.

The stock price information was provided by NASD, Inc.


Quarter Ended         High         Low       Declared
-------------         ----         ---       --------
Sept. 30, 1999       13.75       12.50         .12
Dec. 31, 1999        13.50       12.25         .12
March 31, 2000       12.75       10.63         .12
June 30, 2000        12.44       10.44         .12
Sept. 30, 2000       12.88       11.69         .13
Dec. 31, 2000        12.69       10.50         .13
March 31, 2001       12.69       11.13         .13
June 30, 2001        13.00       11.50         .13

Dividends
FFW declared and paid dividends of $0.52 per share for fiscal year 2001. The Board of Directors intends to continue payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW and other factors.


Annual Meeting of Shareholders
The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 p.m., October 23, 2001 at the executive office of FFW Corporation located at:

     1205 N. Cass Street
     P.O. Box 259
     Wabash, Indiana  46992

Annual Report on Form 10-KSB and Investor Information

A copy of FFW Corporation's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

     Timothy A. Sheppard
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

Investor Information
Shareholders, investors, and analysts interested in additional information may contact Roger K. Cromer, President and Chief Executive Officer.


Corporate Office
FFW Corporation
1205 N. Cass Street
P.O. Box 259
Wabash, Indiana 46992
(219) 563-3185

Special Counsel
Katten Muchin Zavis
1025 Thomas Jefferson Street, N.W.
East Lobby, Suite 700
Washington, D.C. 20007-5201

Independent Auditor
Crowe, Chizek and Company LLP
330 E. Jefferson Blvd.
South Bend, Indiana 46624

--------------------------------------------------------------------------------
                                                                             36.