Form 10KSB, Exhibit 13
period 2002-06-30
FFW CORP
filed 2002-09-27
CIK 895401

[LOGO OMITTED]

                                FFW Corporation

                              2002 Annual Report

                                FFW Corporation
                                Wabash, Indiana

                            [PHOTO OF BANK  OMITTED]


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PRESIDENT'S MESSAGE .......................................................    2
SELECTED CONSOLIDATED FINANCIAL INFORMATION ...............................    3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS ...................................    4
REPORT OF INDEPENDENT AUDITORS ............................................   13
CONSOLIDATED BALANCE SHEETS - JUNE 30, 2002 and 2001 ......................   14
CONSOLIDATED STATEMENTS OF INCOME
    YEARS ENDED JUNE 30, 2002, 2001 and 2000 ..............................   15
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
    YEARS ENDED JUNE 30, 2002, 2001 and 2000 ..............................   16
CONSOLIDATED STATEMENTS OF CASH FLOWS
    YEARS ENDED JUNE 30, 2002, 2001 and 2000 ..............................   17
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ................................   18
DIRECTORS AND EXECUTIVE OFFICERS ..........................................   34
SHAREHOLDER INFORMATION ...................................................   35

PRESIDENT'S MESSAGE

Dear Shareholder:

Fiscal year 2002 was a profitable and challenging year for FFW Corporation (the Company) and its wholly-owned subsidiaries First Federal Savings Bank of Wabash and FirstFed Financial, Inc. We started this year in a weakened economy with the Federal Reserve enacting multiple interest rate decreases. Unemployment grew and as economic conditions worsened, the tragic events of September 11th rocked our nation. Through all this, we took major strides in repositioning our balance sheet for future growth and profitability. I invite you to read Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 4 of the Annual Report that explains our financial condition.

Results of operations improved from the prior year. Net earnings for the year ending June 30, 2002 were $2,048,000, or diluted earnings per share of $1.47, compared to $1,623,000 or $1.13 for 2001. As shareholders, you were rewarded with a 30.1% increase in diluted earnings per share compared to the prior year. The Company paid dividends of $0.56 per share; an increase of 7.7% over the $0.52 per share paid during the prior year. The Company completed a 5% stock buy back program in January 2002 and initiated another stock buy back program to purchase up to an additional 5% of our outstanding shares. Your Board of Directors is committed to enhancing shareholder value.

Our ninth year as a public company continued to show our ability to add services and products. On October 15th, we opened the doors of our new 4,400 square foot facility in North Manchester. This new branch allows us to provide a full service financial institution in that market area. FirstFed Financial, Inc., our insurance and brokerage subsidiary, produced record growth and earnings during the year in spite of the turbulent economic environment. As we move forward, we remain committed to our customers by continuing to invest in technology, training, and staff in order to provide efficient, hometown service.

As a shareholder, I ask you to review our Annual Report. With all of the success of FFW Corporation, it is important to acknowledge and recognize the tireless efforts of our employees and officers. To you, our shareholder, we pledge our best efforts to build shareholder value in the coming year and will make every effort to justify your continued confidence and support.

Sincerely,


/s/ Roger K. Cromer
Roger K. Cromer
President and Chief Executive Officer


SELECTED CONSOLIDATED FINANCIAL INFORMATION
AT OR FOR THE YEAR ENDED JUNE 30:

                                             2002         2001         2000         1999         1998
                                           --------     --------     --------     --------     --------
                                                                   (In Thousands)
Financial Condition Data:
Total assets                              $ 237,828    $ 231,186    $ 219,037    $ 217,489    $ 203,311
Loans                                       141,858      152,195      150,810      151,491      139,394
Securities                                   76,345       60,973       52,026       51,029       50,293
Deposits                                    158,661      144,630      133,105      130,401      125,256
Borrowings                                   54,363       62,397       64,168       66,300       56,500
Equity                                       22,409       21,993       19,615       19,357       19,129


                                                                   (In Thousands)
Selected Operations Data:
Total interest income                     $  16,022    $  17,544    $  16,687    $  16,052    $  14,589
Net interest income                           6,570        6,786        7,072        6,686        5,998
Provision for loan losses                    (1,355)      (1,715)      (1,034)      (1,010)        (705)
Non-interest income                           2,305        1,265        1,689        1,990        1,265
Non-interest expense                         (4,804)      (4,237)      (4,657)      (4,591)      (3,800)
Income tax expense                             (668)        (476)        (799)        (964)        (858)
                                          ---------    ---------    ---------    ---------    ---------
Net income                                $   2,048    $   1,623    $   2,271    $   2,111    $   1,900
                                          =========    =========    =========    =========    =========

Per Share:
Basic earnings per share (1)              $    1.48    $    1.14    $    1.60    $    1.48    $    1.36
Diluted earnings per share (1)                 1.47         1.13         1.57         1.46         1.32
Dividends declared (1)                         0.56         0.52         0.48         0.42         0.38
Dividend payout ratio                         37.84%       45.61%       30.00%       28.38%       27.94%


Other Data:
Net interest margin (2)                        2.96%        3.14%        3.38%        3.28%        3.31%
Average interest-earning assets to
  average interest-bearing liabilities        1.13x        1.12x        1.10x        1.12x        1.12x
Non-performing assets (3) to total
  assets at end of period                       .90%         .70%         .13%         .39%         .43%
Equity-to-total assets (end of period)         9.42         9.51         8.96         8.90         9.41
Return on assets (ratio of net income
  to average total assets)                      .88          .72         1.04          .99         1.00
Return on equity (ratio of net income
  to average equity)                           9.24         7.87        11.83        10.68        10.51
Equity-to-assets ratio (ratio of average
  equity to average total assets)              9.57         9.13         8.76         9.25         9.49
Number of full-service offices                    4            4            4            4            4

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

The principal business of First Federal is attracting deposits from the public and making small business, consumer and mortgage loans. The Bank's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans, mortgage-backed securities and investments outstanding during the period and the yield earned on such assets. The balances of deposits and borrowings and the rates paid on such deposits and borrowings determine interest expense. Operating expenses consist of employee compensation and benefits, occupancy and equipment, federal deposit insurance and other general and administrative expenses.

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

FINANCIAL CONDITION

Total assets increased $6.6 million during the year to $237.8 million at June 30, 2002. This increase was funded by an increase in deposits of $14.0 million. These funds were used to pay down FHLB advances and invest in government agencies, municipals and other securities.

Total securities available for sale increased from $61.0 million at June 30, 2001 to $76.3 million at June 30, 2002. During fiscal 2002, state and municipal securities increased from $8.1 million at June 30, 2001 to $17.1 million at June 30, 2002. Government agency securities increased from $11.1 million at June 30, 2001 to $12.9 million at June 30, 2002. Mortgage-backed, equity and other securities increased from $41.8 million at June 30, 2001 to $46.3 million at June 30, 2002. The Company has unrealized appreciation of $139,000, net of tax, at June 30, 2002 on securities available for sale.

Net loans decreased $10.3 million, or 6.8%, from $152.2 million at June 30, 2001 to $141.9 million at June 30, 2002. The decreases in the loan portfolio were comprised primarily of $7.6 million in total mortgage loans and $6.2 million in automobile and other consumer loans. These decreases were partially offset by an increase of $1.4 million in home equity and improvement loans and $2.9 million in commercial loans. Approximately half of the loan portfolio is comprised of first mortgage loans secured by real estate located in the Company's market area. At June 30, 2002, total first mortgage loans secured by real estate comprised $73.5 million, or 51.8% of the net loan portfolio. The consumer and other loan portfolio included $17.2 million of home equity and improvement loans, $28.2 million in commercial loans and $25.2 million in automobile and other consumer loans at June 30, 2002.

Total deposits increased $14.0 million, or 9.7%, from $144.6 million at June 30, 2001 to $158.6 at June 30, 2002. During fiscal 2002, non interest bearing accounts increased $800,000, or 9.0%, and interest bearing accounts increased $13.2 million, or 9.8%. The increase resulted from increased savings accounts and targeted pricing of short term and intermediate certificates of deposit. Management will continue to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than making across the board increases in interest rates on all deposit products.

Total shareholders' equity increased $416,000 to $22.4 million at June 30, 2002. The increase primarily resulted from net income of $2.0 million and $84,000 of proceeds from the exercise of stock options, which were offset by dividends paid of $760,000, $792,000 of treasury stock purchases and a $192,000 decrease in unrealized appreciation on securities available for sale, net of tax.

RESULTS OF OPERATIONS

Comparison of Years Ended June 30, 2002 and June 30, 2001

General. Net income for the year ended June 30, 2002 was $2.0 million; an increase of $425,000 compared to net income of $1.6 million for the year ended June 30, 2001, an increase of 26.2%. The increase was primarily the result of an increase of $1.0 million in noninterest income and a $360,000 decrease in provisions for loan losses which was partially offset by an increase in noninterest expense of $567,000 and a decrease in net interest income of $216,000. Further details of the changes in these items are discussed below.

[GRAPH OMITTED]

           NET INCOME FROM 1998 TO 2002
              1998 . . . . . . $1,900
              1999 . . . . . . $2,111
              2000 . . . . . . $2,271
              2001 . . . . . . $1,623
              2002 . . . . . . $2,048


Net Interest Income. Net interest income decreased $216,000, or 3.2%, from $6.8 million to $6.6 million for the year ended June 30, 2002. The decrease in net interest income was due to a decrease of $1.5 million in interest income, offset by a decrease of $1.3 million in interest expense. The decrease in net interest income was primarily a result of a larger decrease in the yield on interest-earning assets compared to the decrease in the yield on interest-bearing liabilities.

Net interest margin, the ratio of net interest income to average earning assets, is affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin was 2.96% in 2002 compared to 3.14% in 2001. The net interest margin decreased due primarily to the net impact of changes in yields and rates of interest-earning assets and interest-bearing liabilities.

The yield on earning assets in 2002 was 7.23% compared to 8.09% in 2001. Average earning assets increased 2.9% in 2002, following a 3.3% increase in 2001. The effective rate on interest bearing liabilities was 4.79% in 2002, compared to 5.58% in 2001.

Provision for Loan Losses. The provision for loan losses decreased $360,000 from $1.7 million in fiscal 2001 to $1.4 million in fiscal 2002. The decrease was primarily due to a $900,000 additional provision that was identified during the first quarter of fiscal 2001 for losses expected on loans to a single borrower. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. In addition, the inherent and identified risks of commercial and consumer loans continue to require a higher level of provisions for loan losses. The Company has monitored the historical increase in net charge-offs in the commercial and consumer loan portfolios and increased the provision for loan losses accordingly. The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses based on management's quarterly analysis of the adequacy of the allowance. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by regulatory agencies, which can order the establishment of additional general or specific allowances.

Noninterest Income. Noninterest income increased 82.1% from $1.3 million in 2001 to $2.3 million in 2002. All components of noninterest income, net gain or loss on sales of securities, sales of loans, commission income, service charges and fees and other income, increased in 2002. The primary factors influencing the $1.0 million increase were gains on sales of securities, commission income and gains on sales of loans. Gain on sales of securities was $229,000 in 2002 compared to a loss on sales of securities of $14,000 in 2001. Commission income increased 55.0% or $103,000 in 2002. The gain on sales of loans increased $631,000 as interest rates decreased during the year causing an increase in the number of newly originated fixed-rate mortgage loans with maturities 15 years and greater. Included in this gain on sales of loans is $465,000 of income relative to the recording of mortgage servicing rights resulting from the substantial increase in the Company's serviced loan portfolio.

Non-interest Expense. During 2002, noninterest expense increased 13.4%, from $4.2 million in 2001 to $4.8 million in 2002. The increase was primarily attributed to salaries and benefits and other expense. Salaries and benefits increased 7.8% in 2002 as the Company increased professional staff. Other expense increased 51.2% or $358,000 in 2002 with $292,000, or 81.6%, of the increase resulting from a one-time increase due to processing errors occurring over a period of time related to the processing of loan sales and payments on serviced loans. Management has taken steps to ensure such errors will not occur in the future.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective July 1, 2002. In accordance with this new standard, management is currently assessing the extent to which the amortization of goodwill recorded in connection with the purchase of the South Whitley branch location may be discontinued.

Income Tax Expense. Income tax expense was $668,000 in fiscal 2002 compared to $476,000 in fiscal 2001, an increase of $192,000 or 40.3%. Income taxes increased primarily due to higher net income before taxes in 2002. The effective tax rates were 24.6% and 22.7% for the years ended June 30, 2002 and 2001.

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

Provision for Loan Losses. The provision for loan losses increased $681,000 from $1.0 million in fiscal 2000 to $1.7 million in fiscal 2001. This increase was the result of a $900,000 additional provision that was identified during the first quarter of this fiscal year for losses expected on loans to a single borrower. The amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. In addition, the inherent and identified risks of commercial and consumer loans continued to require a higher level of provisions for loan losses.

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

Noninterest Expense. . During 2001, noninterest expense decreased 9.0%, from $4.7 million in 2000 to $4.2 million in 2001. The decrease was primarily attributed to salaries and benefits and other expense. Stringent cost control and better utilization of resources continues to be a major focus at First Federal. Salaries and benefits decreased 15.3% in 2001 compared to a 17.5% increase in 2000. The decrease in 2001 is due to the recording of expense related to a payment under a deferred compensation plan of $312,000 in 2000 that was offset by $559,000 of proceeds from insurance included in other income in 2000. Occupancy and equipment costs increased 3.6% from the prior year. The increase is due to additional furniture and fixtures purchased and the related depreciation costs. Correspondent bank charges increased 15.2% from prior year due to volume and increased pass through costs.

Income Tax Expense. Income tax expense was $476,000 in fiscal 2001 compared to $799,000 in fiscal 2000, a decrease of $323,000, or 40.4%. Income taxes decreased primarily due to lower net income before taxes and benefits from a reapportionment of interest affecting state taxes. The Company's effective tax rate was impacted by the insurance proceeds received in the fourth quarter of fiscal 2000. Also, the impact of federal tax-free municipal interest and a dividend received deduction on FNMA and FHLMC preferred stock to reduce income tax expense was magnified in 2001 compared to 2000 due to the lower net income before taxes.

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

Quantitative Aspects of Market Risk. As part of its efforts to monitor and manage interest rate risk, the Company uses the "net portfolio value" (NPV) methodology adopted by the Office of Thrift Supervision (OTS). This approach calculates the difference between the present value of expected cash flows from assets and liabilities, as well as cash flows from off balance sheet contracts, arising from an assumed 300 basis point increase or decrease in interest rates.

The Company's asset/liability management strategy sets limits on the change in NPV given certain changes in interest rates. The tables presented here, as of June 30, 2002 and 2001, are the Company's interest rate risk measured by changes in NPV for instantaneous parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. At June 30, 2002, the OTS did not provide information as to interest rate risk for 200 and 300 point decreases due to the low level of interest rates.

                              As of June 30, 2002

        Change in                                      NPV as % of Portfolio
     Interest Rates         Net Portfolio Value           Value of Assets
        In Basis      ------------------------------   -------------------
         Points                                 NPV
      (Rate Shock)    $ Amount    $Change    %Change   Ratio    Change (1)
      ------------    --------    -------    -------   -----    ----------
                                      (Dollars in thousands)

          300         $17,987     $(8,387)    (32)%    7.73%      (294)
          200          21,535      (4,840)    (18)     9.05       (162)
          100          24,551      (1,824)     (7)    10.10        (57)
         Static        26,375                         10.67
         (100)         26,323         (51)      0     10.53        (14)

(1)  Expressed in basis points

                              As of June 30, 2001


        Change in                                      NPV as % of Portfolio
     Interest Rates         Net Portfolio Value           Value of Assets
        In Basis      ------------------------------   -------------------
         Points                                 NPV
      (Rate Shock)    $ Amount    $Change    %Change   Ratio    Change (1)
      ------------    --------    -------    -------   -----    ----------
                                      (Dollars in thousands)

          300         $15,497     $(7,671)    (33)%    6.95%      (288)
          200          18,171      (4,997)    (22)     8.00       (183)
          100          20,780      (2,387)    (10)     8.98        (85)
         Static        23,168                          9.83
         (100)         24,269       1,101       5     10.15         32
         (200)         23,277         109       0      9.66        (17)
         (300)         22,309        (859)     (4)     9.16        (67)

(1)  Expressed in basis points

As illustrated in the table, the Company's NPV declines in a rising interest rate environment. Specifically, the table indicates that, at June 30, 2002, the Company's NPV was $26.4 million (or 11% of portfolio assets). Based upon the assumptions used, an immediate increase in market interest rates of 200 basis points would result in a $4.8 million or 18% decline in NPV and a 162 basis point or 15.2% decline in the Company's NPV ratio to 9.05%. This is within the Company's guidelines.

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

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating adjustable rate loans and purchasing adjustable rate mortgage-backed securities, by maintaining capital well in excess of regulatory requirements and by selling the majority of fixed rate one-to four-family real estate loans.

The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. There were no loans held for sale at June 30, 2002. The Company retains the servicing on loans sold in the secondary market. At June 30, 2002, $51.0 million of such loans were being serviced for others.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Average Balances, Interest Rates and Yields

The following table shows weighted average interest rates on loans, investments, deposits, other interest-bearing liabilities, and the interest rate spread and the net yield on weighted average interest-earning assets.

                                                                        Year Ended June 30
                                     ----------------------------------------------------------------------------------------
                                                  2002                          2001                          2000
                                     ----------------------------   ----------------------------  ---------------------------
                                      Average              Yield/   Average              Yield/   Average              Yield/
                                      Balance   Interest    Rate    Balance   Interest    Rate    Balance   Interest    Rate
                                      -------   --------   ------   -------   --------   ------   -------   --------   ------
                                                              (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1) ...........   $148,394    $12,015    8.10%  $154,211   $13,467     8.73%  $153,090   $12,888     8.42%
  Securities (2) (3) .............     57,399      3,099    5.40     46,736     3,053     6.39     43,536     2,856     6.32
  Mortgage-backed
    securities (3) ...............     13,085        834    6.64     12,174       872     7.12     10,496       806     7.45
  Other interest-bearing
    deposits .....................      3,342         74    2.21      2,754       152     5.52      1,800       137     7.61
                                     --------    -------           --------   -------            --------   -------
Total interest-earning
    assets .......................    222,220      16,022   7.23    215,875    17,544     8.09    208,922    16,687     7.93
  Other assets ...................      9,422                         9,028                        10,199
                                     --------                      --------                      --------
Total assets .....................   $231,642                      $224,903                      $219,121
                                     ========                      ========                      ========

Interest-bearing liabilities:
  Money market
    accounts .....................   $  4,335    $   105    2.42%  $  4,690   $   242     5.15%  $  1,316   $    59     4.48
  NOW accounts ...................      7,771        129    1.66      7,398       161     2.18      7,134       157     2.20
  Passbook savings
    accounts .....................     42,624      1,281    3.01     34,798     1,326     3.81     41,970     1,639     3.91
  Certificates
    of deposit ...................     84,968      4,766    5.61     83,295     5,265     6.32     74,085     4,079     5.51
  FHLB advances ..................     57,607      3,171    5.50     62,585     3,765     6.02     64,770     3,681     5.68
                                     --------    -------           --------   -------            --------   -------
Total interest-bearing
  liabilities ....................    197,305      9,452    4.79    192,766    10,759     5.58    189,275     9,615     5.08
                                                 -------    ----              -------     ----              -------     ----
  Other liabilities ..............     12,178                        11,502                        10,645
                                     --------                      --------                      --------
Total liabilities ................    209,483                       204,268                       199,920
Equity ...........................     22,159                        20,635                        19,201
                                     --------                      --------                      --------
Total liabilities and
  shareholders'
  equity  ........................   $231,642                      $224,903                      $219,121
                                     ========                      ========                      ========
Net interest income/
interest rate spread .............               $ 6,570    2.44%             $ 6,785     2.51%             $ 7,072     2.85%
                                                 =======    ====              =======     ====              =======     ====
Net interest margin (4) ..........                          2.96%                         3.14%                         3.38%
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


Asset Quality

Total non-performing assets increased to $2.1 million at June 30, 2002 compared to $1.6 million at June 30, 2001. The ratio of non-performing assets to total assets at June 30, 2002 was .90% compared to .70% at June 30, 2001. Included in non-performing assets at June 30, 2002 were $1.9 million in non-accruing loans and $188,000 in repossessed assets.

Including the non-accruing loans listed above, as of June 30, 2002 and 2001, there were $8.7 million and $4.7 million, respectively, in net loans designated by the Bank as "watch loans" due to factors that may impact the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 2002, $5.5 million of loans were classified as special mention, $2.8 million as substandard, $446,000 as doubtful and $0 as loss. As of June 30, 2001, $2.0 million of loans were classified as special mention, $2.5 million as substandard, $248,000 as doubtful and $0 as loss.

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

Historically, the standard measure of liquidity for thrift institutions was the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. OTS regulations no longer require a minimum liquidity ratio of 4%, but do require institutions to maintain sufficient liquidity to ensure their safe and sound operation. The Company maintains liquid investments based on management's assessment of the need for funds, expected deposit flows, yields on short-term liquid investments and its asset/liability management objectives.

Year Ended June 30, 2002. During the year ended June 30, 2002, there was a net increase of $788,000 in cash and cash equivalents. Major sources of cash during the year were an increase in deposits of $14.0 million and the sale, call and maturity of securities provided $27.4 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash include the purchase of $47.0 million in securities available for sale and a reduction in FHLB borrowings of $8.0 million.

Year Ended June 30, 2001. During the year ended June 30, 2001, there was a net increase of $3.3 million in cash and cash equivalents. Major sources of cash during the year were an increase in deposits of $11.5 million and the sale, call and maturity of securities provided $18.3 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

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

Borrowings may be used as a source of funds to offset reductions in other sources of funds such as deposits and to assist in asset/liability management. Management believes that a diversified blend of borrowings from the FHLB offers flexibility and is an important tool to be used in the balanced growth of the Company. As such, borrowings outstanding at June 30, 2002 consisted of advances from the FHLB totaling $54.4 million. The Company had commitments to fund loan originations, unused lines of credit and standby lines of credit with borrowers of $19.5 million at June 30, 2002. In the opinion of management, the Company has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

Pursuant to federal law, thrift institutions must meet a 4.00% core capital requirement and an 8.00% total risk-based capital to risk weighted assets requirement. At June 30, 2002, the Bank exceeded all fully phased in capital requirements. Core capital totaled $18.5 million, or 7.88% of adjusted total assets (as defined by regulation) and risk-based capital totaled $20.4 million, or 13.58% of risk-weighted assets (as defined by regulation). See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding capital requirements applicable to the Bank.

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

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
FFW Corporation
Wabash, Indiana


We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.




                                       /s/ Crowe, Chizek and Company LLP

                                         Crowe, Chizek and Company LLP

South Bend, Indiana
August 16, 2002

CONSOLIDATED BALANCE SHEETS
June 30, 2002 and 2001

                                                                                2002             2001
                                                                            ------------     ------------
ASSETS
Cash and due from financial institutions ...............................      $6,321,697     $  6,372,538
Interest-bearing deposits in other financial
  institutions - short-term ............................................       2,996,816        2,157,621
                                                                            ------------     ------------
      Total cash and cash equivalents ..................................       9,318,513        8,530,159

Securities available for sale ..........................................      76,344,629       60,973,088
Loans receivable, net of allowance for loan losses of $2,361,241
  in 2002 and $1,773,194 in 2001 .......................................     141,857,794      152,195,442
Federal Home Loan Bank stock ...........................................       3,400,900        3,400,900
Accrued interest receivable ............................................       1,448,182        1,479,567
Premises and equipment, net ............................................       2,693,163        2,099,125
Other assets ...........................................................       2,765,260        2,508,181
                                                                            ------------     ------------
      Total assets  ....................................................    $237,828,441     $231,186,462
                                                                            ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Noninterest-bearing ..................................................    $  9,981,667     $  9,161,009
  Interest-bearing .....................................................     148,679,055      135,469,043
                                                                            ------------     ------------
      Total deposits ...................................................     158,660,722      144,630,052
Borrowings .............................................................      54,362,554       62,396,906
Accrued expenses and other liabilities .................................       2,396,376        2,166,444
                                                                            ------------     ------------
      Total liabilities ................................................     215,419,652      209,193,402

Shareholders' equity
  Preferred stock, $.01 par; 500,000 shares
    authorized; none issued  ...........................................             ---              ---
  Common stock, $.01 par; 2,000,000 shares authorized;
    issued: 1,829,828 - 2002 and 2001;
    outstanding: 1,367,375 - 2002 and 1,412,478 - 2001 .................          18,298           18,298
  Additional paid-in capital  ..........................................       9,345,123        9,336,606
  Retained earnings  ...................................................      17,711,055       16,423,160
  Accumulated other comprehensive income ...............................         138,695          330,776
  Unearned management retention plan shares ............................         (80,961)         (52,242)
  Treasury stock at cost, 462,453 shares - 2002 and
    417,350 shares - 2001 ..............................................      (4,723,421)      (4,063,538)
                                                                            ------------     ------------
      Total shareholders' equity .......................................      22,408,789       21,993,060
                                                                            ------------     ------------
      Total liabilities and shareholders' equity  ......................    $237,828,441     $231,186,462
                                                                            ============     ============




                                          See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2002, 2001 and 2000


                                                            2002          2001          2000
                                                        -----------   -----------   -----------
Interest and dividend income
  Loans, including fees .............................   $12,015,259   $13,467,200   $12,888,537
  Taxable securities ................................     3,292,147     3,522,670     3,266,784
  Nontaxable securities .............................       640,238       402,370       394,884
  Other .............................................        74,235       152,053       137,211
                                                        -----------   -----------   -----------
     Total interest and dividend income .............    16,021,879    17,544,293    16,687,416


Interest expense
  Deposits ..........................................     6,281,203     6,993,703     5,934,009
  Borrowings ........................................     3,170,538     3,765,075     3,681,171
                                                        -----------   -----------   -----------
      Total interest expense ........................     9,451,741    10,758,778     9,615,180
                                                        -----------   -----------   -----------
Net interest income .................................     6,570,138     6,785,514     7,072,236

Provision for loan losses ...........................     1,355,000     1,715,000     1,033,677
                                                        -----------   -----------   -----------

Net interest income after provision
  for loan losses ...................................     5,215,138     5,070,515     6,038,559

Noninterest income
  Net gains/(loss) on sales of securities ...........       228,817       (14,159)      (63,400)
  Net gains on sales of loans .......................       715,115        84,601         9,814
  Commission income .................................       289,726       186,877       222,562
  Service charges and fees ..........................     1,030,275     1,001,570       840,296
  Other income ......................................        40,509         6,596       679,913
                                                        -----------   -----------   -----------
      Total noninterest income  .....................     2,304,442     1,265,485     1,689,185

Noninterest expense
  Salaries and benefits .............................     2,178,280     2,021,239     2,386,933
  Occupancy and equipment ...........................       395,575       400,707       386,744
  Deposit insurance premium .........................       105,859        81,814       101,662
  Correspondent bank charges ........................       269,608       272,908       237,118
  Data processing ...................................       478,492       473,371       461,216
  Printing, postage and supplies ....................       150,301       124,085       131,015
  Amortization of goodwill & core deposit premium ...       167,039       162,584       156,347
  Other expense .....................................     1,058,705       700,221       796,376
                                                        -----------   -----------   -----------
      Total noninterest expense .....................     4,803,859     4,236,929     4,657,411
                                                        -----------   -----------   -----------

Income before income taxes ..........................     2,715,721     2,099,071     3,070,333

Income tax expense ..................................       667,986       475,726       799,472
                                                        -----------   -----------   -----------

Net income ..........................................   $ 2,047,735   $ 1,623,345   $ 2,270,861
                                                        ===========   ===========   ===========

Earnings per share
  Basic .............................................   $      1.48   $      1.14   $      1.60
  Diluted ...........................................          1.47          1.13          1.57


See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2002, 2001 and 2000

                                                                                                    Unearned
                                                                                                    Employee   Unearned
                                                                                     Accumulated     Stock    Management
                                                          Additional                    Other      Ownership  Retention
                                                 Common     Paid-In      Retained   Comprehensive     Plan       Plan      Treasury
                                                  Stock     Capital      Earnings       Income       Shares     Shares       Stock
                                                 -------   ----------   -----------   ----------   ---------   --------   ----------
Balance at July 1, 1999 .....................    $17,853   $8,965,882   $13,970,694   $(455,386)   $(52,331)   $   ---  $(3,089,872)


Cash dividends - $0.48 per share ............        ---          ---      (694,424)        ---         ---        ---          ---
8,560 shares released under ESOP ............        ---       69,772           ---         ---      52,331        ---          ---
7,000 shares purchased under MRP ............         70       95,305           ---         ---         ---    (95,375)         ---
Purchased 39,322 shares, net ................        ---       42,497           ---         ---         ---        ---     (536,214)
Issued 14,725 shares on stock options .......        147       54,672           ---         ---         ---        ---          ---
Amortization of MRP contribution ............        ---          ---           ---         ---         ---     23,021          ---
Net income ..................................        ---          ---     2,270,861         ---         ---        ---          ---
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities available for sale, net of
    tax of $(713,843) .......................        ---          ---           ---  (1,024,583)        ---        ---          ---
                                                                                    -----------
  Total other comprehensive income                   ---          ---           ---  (1,024,583)        ---        ---          ---
Comprehensive income ........................        ---          ---           ---         ---         ---        ---          ---
                                                 -------   ----------   -----------  ----------   ---------   --------  -----------
Balance at June 30, 2000 ....................     18,070    9,228,128    15,547,131  (1,479,969)        ---    (72,354)  (3,626,086)

Cash dividends - $0.52 per share ............        ---          ---      (747,316)        ---         ---        ---          ---
1,000 shares purchased under MRP
and 750 MRP shares forfeited ................        ---        1,906           ---         ---         ---     (1,344)        (562)
Purchased 36,400 shares, net ................        ---          ---           ---         ---         ---        ---     (456,090)
Issued 25,200 shares on stock options .......        228      106,572           ---         ---         ---        ---       19,200
Amortization of MRP contribution ............        ---          ---           ---         ---         ---     21,456          ---
Net income ..................................        ---          ---     1,623,345         ---         ---        ---          ---
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities available for sale, net of
    tax of $(1,187,178) .....................        ---          ---           ---   1,810,745         ---        ---          ---
                                                                                     ----------
  Total other comprehensive income                   ---          ---           ---   1,810,745         ---        ---          ---
Comprehensive income ........................        ---          ---           ---         ---         ---        ---          ---
                                                 -------   ----------   -----------  ----------   ---------   --------  -----------

Balance at June 30, 2001 ....................     18,298    9,336,606    16,423,160     330,776         ---    (52,242)  (4,063,538)


Cash dividends - $0.56 per share ............        ---          ---      (759,840)        ---         ---        ---          ---
4,000 shares purchased under MRP ............        ---       16,440           ---         ---         ---    (56,800)      40,360
Purchased 58,260 shares, net ................        ---          ---           ---         ---         ---        ---     (792,322)
Issued 9,157 shares on stock options ........        ---       (7,923)          ---         ---         ---        ---       92,079
Amortization of MRP contribution ............        ---          ---           ---         ---         ---     28,081          ---
Net income ..................................        ---          ---     2,047,735         ---         ---        ---          ---
Other comprehensive income, net of tax:
   Unrealized appreciation (depreciation)
     on securities available for sale, net of
     tax of $(24,033) .......................        ---          ---           ---    (192,081)        ---        ---          ---
                                                                                     ----------
   Total other comprehensive income                  ---          ---           ---    (192,081)        ---        ---          ---
Comprehensive income ........................        ---          ---           ---         ---         ---        ---          ---
                                                 -------   ----------   -----------  ----------   ---------   --------  -----------
Balance at June 30, 2002 ....................    $18,298   $9,345,123   $17,711,055  $  138,695   $     ---   $(80,961) $(4,723,421)
                                                 =======   ==========   ===========  ==========   =========   ========  ===========

                                                     Total
                                                 Shareholders'
                                                    Equity
                                                 -------------

Balance at July 1, 1999 .....................     $19,356,840

Cash dividends - $0.48 per share ............        (694,424)
8,560 shares released under ESOP ............         122,103
7,000 shares purchased under MRP ............             ---
Purchased 39,322 shares, net ................        (493,717)
Issued 14,725 shares on stock options .......          54,819
Amortization of MRP contribution ............          23,021
Net income ..................................       2,270,861
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities available for sale, net of
    tax of $(713,843) ....................
  Total other comprehensive income                 (1,024,583)
                                                  -----------
Comprehensive income ........................       1,246,278
                                                  -----------
Balance at June 30, 2000 ....................      19,614,920

Cash dividends - $0.52 per share ............        (747,316)
1,000 shares purchased under MRP
and 750 MRP shares forfeited ................             ---
Purchased 36,400 shares, net ................        (456,090)
Issued 25,200 shares on stock options .......         126,000
Amortization of MRP contribution ............          21,456
Net income ..................................       1,623,345
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities available for sale, net of
    tax of $(1,187,178) .....................
  Total other comprehensive income                  1,810,745
                                                   ----------
Comprehensive income ........................       3,434,090
                                                   ----------

Balance at June 30, 2001 ....................      21,993,060
Cash dividends - $0.56 per share ............        (759,840)
4,000 shares purchased under MRP ............             ---
Purchased 58,260 shares, net ................        (792,322)
Issued 9,157 shares on stock options ........          84,156
Amortization of MRP contribution ............          28,081
Net income ..................................       2,047,735
Other comprehensive income, net of tax:
   Unrealized appreciation (depreciation)
     on securities available for sale, net of
     tax of $(24,033) .......................
   Total other comprehensive income                  (192,081)
                                                  -----------
Comprehensive income ........................       1,855,654
                                                  -----------
Balance at June 30, 2002 ....................     $22,408,789
                                                  ===========









See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2002, 2001 and 2000

                                                                  2002           2001            2000
                                                             ------------    ------------    ------------
Cash flows from operating activities
  Net income .............................................   $  2,047,735    $  1,623,345    $  2,270,861
  Adjustments to reconcile net income to net cash
    from operating activities
    Depreciation and amortization ........................        172,605          (2,743)        (31,822)
    Provision for loan losses ............................      1,355,000       1,715,000       1,033,677
    Net (gains) losses on sales of:
      Securities .........................................       (228,817)         14,159          63,400
      Loans held for sale ................................       (715,115)        (84,601)         (9,814)
    Originations of loans held for sale ..................    (28,102,589)    (10,081,738)     (1,164,250)
    Proceeds from sales of loans held for sale ...........     28,352,376      10,166,339       1,174,064
    ESOP expense .........................................           --              --           122,103
    Amortization of MRP contribution .....................         28,081          21,456          23,021
    Net change in accrued interest receivable
      and other assets ...................................        (13,670)        434,099      (1,132,071)
    Amortization of goodwill and core deposit
      intangibles ........................................        167,039         162,584         219,437
    Net change in accrued interest payable
      and other liabilities ..............................        229,932          91,474       1,433,499
                                                             ------------    ------------    ------------
      Net cash from operating activities .................      3,292,577       4,059,374       4,002,105

Cash flows from investing activities
  Proceeds from:
    Sales, calls and maturities of securities
      available for sale .................................     27,427,247      18,313,604       4,561,566
    Sales of foreclosed real estate and repossessed assets        404,501         632,014         935,678
  Purchase of:
    Securities available for sale ........................    (47,046,695)    (25,652,052)     (7,463,987)
  Principal collected on mortgage-backed securities ......      4,279,463       1,574,615         332,873
  Net change in loans receivable .........................      8,688,445      (3,986,875)     (1,288,371)
  Purchases of premises and equipment, net ...............       (785,496)       (267,349)       (101,760)
  Investment in limited partnership ......................            ---         (75,000)            ---
                                                             ------------    ------------    ------------
    Net cash from investing activities ...................     (7,032,535)     (9,461,043)     (3,024,001)

Cash flows from financing activities
  Net change in deposits .................................     14,030,670      11,525,452       2,703,247
  Proceeds from borrowings ...............................     39,290,750      57,000,000      78,294,891
  Repayment of borrowings ................................    (47,325,102)    (58,770,636)    (80,427,737)
  Proceeds from stock options ............................         84,156         126,000          54,819
  Purchase of treasury stock .............................       (792,322)       (456,090)       (493,717)
  Cash dividends paid ....................................       (759,840)       (747,316)       (694,424)
                                                             ------------    ------------    ------------
    Net cash from financing activities  ..................      4,528,312       8,677,410        (562,921)
                                                             ------------    ------------    ------------
Net change in cash and cash equivalents ..................        788,354       3,275,741         415,183
Beginning cash and cash equivalents  .....................      8,530,159       5,254,418       4,839,235
                                                             ------------    ------------    ------------
Ending cash and cash equivalents .........................   $  9,318,513    $  8,530,159    $  5,254,418
                                                             ============    ============    ============
Supplemental disclosure of cash flow information
  Cash paid during the period
    Interest .............................................   $  9,495,010    $ 10,847,619    $  9,525,756
    Income taxes .........................................        718,000         353,000         930,000



See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include FFW Corporation (the Company), and its wholly-owned subsidiaries, First Federal Savings Bank of Wabash (the Bank) and FirstFed Financial, Inc., Incorporated. All significant inter-company transactions and balances have been eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is the origination of commercial and residential real estate loans (see Note 13).

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans and intangible assets, the carrying value of loans held for sale, the value of mortgage servicing rights, the accrued liability for deferred compensation, the fair value of stock options, the realization of deferred tax assets and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, the classification and carrying value of loans held for sale, the fair value of stock options and the fair value of securities and other financial instruments are particularly susceptible to material change in the near term.

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

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for small-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, foreclosure are initially recorded at the lower of carrying amount or fair value at acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs.

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over the assets useful lives. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Intangible Assets: Intangible assets arising primarily from the acquisition of the South Whitley Branch, on June 13, 1998, include goodwill and core deposit intangibles. Goodwill represents the excess of the purchase price over the assets acquired. Goodwill is amortized on a straight-line basis over 15 years. Core deposit intangibles are amortized on an accelerated basis over 10 years. As of June 30, 2002, unamortized goodwill totaled $905,000 and unamortized core deposit intangibles totaled $143,000.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective July 1, 2002. In accordance with this new standard, management is currently assessing the extent to which the amortization of goodwill recorded in connection with the purchase of the South Whitley branch location may be discontinued.

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

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

Reclassifications: Certain amounts in the 2001 and 2000 financial statements were reclassified to conform to the 2002 presentation.

NOTE 2 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in the computation of basic earnings per share and diluted earnings per share is presented below:

                                                                              Year ended June 30,
                                                                       2002          2001          2000
                                                                    ----------    ----------    ----------
Basic Earnings Per Share
  Numerator: Net income ........................................    $2,047,735    $1,623,345    $2,270,861
                                                                    ==========    ==========    ==========

  Denominator: Weighted average shares outstanding .............     1,384,704     1,423,731     1,425,464
    Less: Average non-vested MRP shares ........................        (4,930)       (5,218)       (5,451)
    Less: Average unallocated ESOP shares ......................           ---           ---        (2,140)
                                                                    ----------    ----------    ----------


    Weighted average shares outstanding ........................     1,379,774     1,418,513     1,417,873
                                                                    ==========    ==========    ==========

    Basic earnings per share  ..................................        $ 1.48    $     1.14    $     1.60
                                                                    ==========    ==========    ==========
Diluted Earnings Per Share
  Numerator: Net income ........................................    $2,047,735    $1,623,345    $2,270,861
                                                                    ==========    ==========    ==========
  Denominator: Weighted average shares outstanding
    for basic earnings per share ...............................     1,379,774     1,418,513     1,417,873
    Add: Dilutive effects of assumed exercise of stock options
         and nonvested MRP shares  .............................        10,985        16,735        25,076
                                                                    ----------    ----------    ----------
    Weighted average shares and dilutive
         potential shares outstanding ..........................     1,390,759     1,435,248     1,442,949
                                                                    ==========    ==========    ==========
  Diluted earnings per share ...................................    $     1.47    $     1.13    $     1.57
                                                                    ==========    ==========    ==========



NOTE 3 - SECURITIES

At June 30, securities were as follows:

                                     Fair
                                    Value           Gains          Losses
                                 -----------      --------       ----------
Available for sale 2002
  U.S. government and agency..   $12,893,573      $ 84,838       $ (55,649)
  State and municipal ........    17,082,537       392,925         (55,788)
  Corporate bonds ............     2,531,079        58,427          (1,333)
  Mortgage backed ............    29,263,414       258,946        (132,739)
  Equity .....................    10,314,099       185,250        (340,675)
  Mutual funds ...............     4,259,927        16,599         (79,272)
                                 -----------      --------       ---------
                                 $76,344,629      $996,985       $(665,456)
                                 ===========      ========       =========
Available for sale 2001
  U.S. government and agency..   $11,133,575      $ 77,891       $  (6,240)
  State and municipal ........     8,094,099       143,383         (69,111)
  Corporate bonds ............     4,631,112       178,274             ---
  Mortgage backed ............    23,953,739       486,842         (29,989)
  Equity .....................     8,984,838        79,838        (154,172)
  Mutual funds ...............     4,175,725           ---        (159,073)
                                 -----------      --------       ---------
                                 $60,973,088      $966,228       $(418,585)
                                 ===========      ========       =========

Contractual maturities of debt securities at June 30, 2002 were as follows. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations. Securities not due at a single maturity date are shown separately.

                                     Fair
                                    Value
                                 -----------
Due in one year or less ......   $   150,254
Due from one to five years ...     4,100,309
Due from five to ten years ...    5,278,158
Due after ten years ..........    22,978,468
Mortgage backed ..............    29,263,414
Equities .....................    10,314,099
Mutual funds .................     4,259,927
                                 -----------
                                 $76,344,629
                                 ===========

Sales/calls of securities available for sale for the years ended June 30 were:

                                     2002          2001           2000
                                 -----------   -----------     ----------
Sales ........................   $13,145,650   $ 3,442,356     $3,451,566
Calls ........................    11,631,600    13,806,248            ---
Gross gains  .................       296,417        13,624          5,794
Gross losses .................       (67,600)      (27,783)       (69,194)

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable as of June 30 were as follows:

                                                   2002             2001
                                               ------------     ------------
Mortgage loans (principally conventional)
  Secured by one-to-four family residences     $ 60,621,679     $ 68,646,306
  Secured by other properties                    10,771,759        8,887,143
  Construction                                    2,746,126        4,162,603
                                               ------------     ------------
                                                 74,139,564       81,696,052
  Undisbursed portion of construction loans        (678,953)        (565,253)
  Net deferred loan origination fees                (48,641)         (52,372)
                                               ------------     ------------
    Total mortgage loans                         73,411,970       81,078,427

Consumer and other loans
  Automobile                                     21,965,552       27,162,815
  Manufactured home                                 164,123          211,760
  Home equity and improvement                    17,232,172       15,809,379
  Commercial                                     28,182,223       25,310,962
  Other                                           3,122,198        4,096,920
                                               ------------     ------------
                                                 70,666,268       72,591,836
  Net deferred loan origination costs               140,797          298,373
                                               ------------     ------------
    Total consumer and other loans               70,807,065       72,890,209
Less allowance for loan losses                   (2,361,241)      (1,773,194)
                                               ------------     ------------
                                               $141,857,794     $152,195,442
                                               ============     ============


Activity in the allowance for loan losses for the years ended June 30 is as follows:

                                    2002            2001          2000
                                 ----------     ----------     ----------
    Beginning balance            $1,773,194     $1,961,318     $1,623,293
    Provision for loan losses     1,355,000      1,715,000      1,033,677
    Charge-offs                  (1,232,425)    (2,191,984)      (783,484)
    Recoveries                      465,472        288,860         87,832
                                 ----------     ----------     ----------
    Ending balance               $2,361,241     $1,773,194     $1,961,318
                                 ==========     ==========     ==========

Information regarding impaired loans is as follows for the years ending June 30:

                                                                      2002        2001         2000
                                                                   ----------  ----------    --------
    Year end loans with no allowance for loan losses allocated     $      ---  $      ---    $    ---
    Year end loans with allowance for loan losses allocated         1,486,204   2,141,236     754,116
    Amount of allowance allocated                                     405,320     492,328     234,667

    Average of impaired loans during the year                       1,807,605   1,823,017     285,686
    Interest income recognized during impairment                       34,955      99,656      48,507
    Cash-basis interest income recognized                              23,902      92,330      32,814

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets in the balance sheets. These loans totaled $51,044,000 and $35,240,000 at June 30, 2002 and 2001. Related escrow deposit balances were $108,000 and $71,000 at June 30, 2002 and 2001.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 were as follows:

                                        2002           2001
                                     ----------    -----------
Land                                 $  480,121    $   480,121
Buildings                             2,928,821      2,191,166
Furniture, fixtures and equipment     1,056,603      1,012,311
                                     ----------    -----------
   Total cost                         4,465,545      3,683,598
Accumulated depreciation             (1,772,382)    (1,584,473)
                                     ----------    -----------
                                     $2,693,163    $ 2,099,125
                                     ==========    ===========

NOTE 7 - DEPOSITS

Deposit  accounts   individually   exceeding   $100,000  totaled   approximately
$36,023,000 and $26,327,000 at June 30, 2002 and 2001.

At June 30, 2002, stated maturities of certificates of deposit for the years ended June 30 were:

      2003                  $51,444,719
      2004                   19,984,985
      2005                    3,806,746
      2006                    2,136,890
      Thereafter              3,694,134
                            -----------
                            $81,067,474
                            ===========

NOTE 8 - OTHER BORROWINGS

Federal Home Loan Bank (FHLB) advances totaled $54,362,554 and $62,396,906 at June 30, 2002 and 2001. The majority of the advances are fixed with interest rates ranging from 3.66% to 7.94% as of June 30, 2002 and the scheduled maturities during the years ended June 30 were as follows:

      2003                  $ 9,500,000
      2004                    5,000,000
      2005                    5,081,277
      2006                          ---
      2007                          ---
      Thereafter             34,781,277
                            -----------
                            $54,362,554
                            ===========

The Bank also maintains a $1,000,000 overdraft line of credit agreement with the FHLB which terminates on June 2, 2003. As of June 30, 2002 and 2001, no balance was outstanding under this agreement.

FHLB advances and the overdraft line of credit agreement are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency and mortgage-backed securities. At June 30, 2002, collateral of approximately $63 million is pledged to the FHLB to secure advances outstanding.

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company. As of July 1, 2001, the latest actuarial valuation, plan assets exceeded the actuarially determined value of total vested benefits. For the year ending June 30, 2002, pension expense was $9,000. As of June 30, 2001 and 2000, the plan had reached its full funding limitation for Internal Revenue Code purposes and a full contribution was not required. As a result, other than administrative expenses, there was no pension expense for 2001 and 2000.

401(k) Plan: A retirement savings 401(k) plan covers full time employees 21 or older that have completed one year of service. Participants may defer up to 15% of compensation. The Company contributes 4% of each participant's compensation regardless of the participant's personal contributions to their 401(k) account. Additionally, the Company matches 100% of elective deferrals on the first 4% of the participants' compensation, and the Company matches 50% of elective deferrals on the next 2% of the participant's compensation. Expenses under this plan were $55,000, $41,000, and $39,000 for 2002, 2001 and 2000.

Employee Stock Ownership Plan (ESOP): Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate in the ESOP. The ESOP borrowed $591,500 from the Company to purchase 118,300 shares of the common stock issued in the conversion at $5 per share. The loan was repaid principally from the Bank's discretionary contributions to the ESOP over seven years, and was paid off as of December 31, 2001. Shares purchased by the ESOP were held in suspense until allocated to participants as the loan was repaid. As of June 30, 2000, all ESOP shares had been allocated. ESOP expense related to shares allocated as the loan was repaid was $0, $0 and $122,000 for 2002, 2001 and 2000. Contributions to the ESOP for loan repayment were $0, $0 and $52,000 for 2002, 2001 and 2000. For 2000, 8,560 shares with an average fair value of $12.34 per share, were committed to be released.

Between January 1, 2000 and June 30, 2000 the Bank contributed an additional $125,000 to purchase 10,000 shares for the ESOP. As of June 30, 2000, these shares were allocated to eligible employees participating in the ESOP plan. During the year ending June 30, 2001, the Bank contributed an additional $101,500 to purchase 8,000 shares for the ESOP. As of June 30, 2001, these shares were allocated to eligible employees participating in the ESOP plan.

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

On April 30, 2002, the Company terminated the ESOP, and all plan participants were given the option of receiving a distribution for their investment in the plan or the participants could transfer their ESOP investment to their 401(k) investment account or other retirement accounts. As of May 1, 2002, the ESOP plan no longer held shares of the Company's common stock.


ESOP shares as of June 30 were:
                                                                    2002       2001       2000
                                                                  -------    -------    -------
    Allocated (including shares committed to be released)         128,300    128,300    118,300
    Shares contributed and allocated                                  ---      8,000     10,000
    Shares withdrawn from the plan by participants                (69,442)   (45,774)   (23,295)
    Termination of plan                                           (58,858)       ---        ---
                                                                  -------    -------    -------
       Total ESOP shares held in the plan                             ---     90,526    105,005
                                                                  =======    =======    =======

Stock Option Plan: The 1992 Stock Option and Incentive Plan authorizes options of 169,000 shares of common stock. During 1999, the Company registered with the Securities and Exchange Commission the 1999 Omnibus Incentive Plan. This plan authorizes options, restricted stock and SARs of 142,000 shares of common stock. For both plans when options are granted, the option price is at least 100% of the market value of common stock on the date of grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year. No compensation expense was recognized for stock options for 2002, 2001 and 2000.

SFAS No. 123 requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents earnings per share had the fair value method been used to measure compensation cost for stock option plans.

The fair value of options granted during 2002, 2001 and 2000 were estimated using the following weighted average information: risk-free interest rates of 5.31% to 5.21%, expected lives of 8 to 10 years, expected volatility of stock prices of .22 to .31 and expected dividends of 3.11% to 4.34% per year.

                                                   2002            2001            2000
                                                ----------      ----------      ----------
    Net income as reported                      $2,047,735      $1,623,345      $2,270,861
    Proforma net income                          2,011,972       1,588,312       2,254,165
    Basic earnings per share as reported              1.48            1.14            1.60
    Diluted earnings per share as reported            1.47            1.13            1.57
    Proforma basic earnings per share                 1.45            1.12            1.58
    Proforma diluted earnings per share               1.44            1.10            1.56

In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10 year periods with varying vesting periods. Information about option grants follows:


                                                                                               Weighted
                                                   Number of                     Weighted       Average
                                                  Outstanding     Exercise        Average      Fair Value
                                                    Options         Price      Exercise Price  of Grants
                                                   ---------    ------------   --------------  ---------
Outstanding, July 1, 1999                            72,679    $5.00 - 18.50    $10.08
Forfeited                                            (4,000)        10.94        10.94
Granted                                              16,000         13.38        13.38          $2.35
Exercised                                           (14,725)    5.00 - 10.94      6.61
                                                    -------

Outstanding, June 30, 2000                           69,954     5.00 - 18.50     11.20
Forfeited                                           (11,030)    5.00 - 18.50     15.99
Granted                                              28,116         11.38        11.38           2.61
Exercised                                           (25,200)         5.00         5.00
                                                    -------

Outstanding, June 30, 2001                           61,840     5.00 - 18.50     12.95
Granted                                               4,000         14.20        14.20           2.92
Exercised                                            (8,243)    5.00 - 11.38      9.65
                                                    -------
Outstanding, June 30, 2002                           57,597    11.38 - 18.50     13.51
                                                    =======


The weighted average remaining contractual life of options outstanding at June 30, 2002 was approximately six years. Stock options exercisable at June 30, 2002, 2001 and 2000 totaled, 23,016, 16,349 and 41,146 at a weighted average exercise price of $14.96, $13.73 and $8.63. As of June 30, 2002, 91,668 options remain available for future grants.

Deferred Compensation: The Company has a deferred compensation plan for certain directors of the Company. The Company/Bank is obligated to pay each such individual or beneficiaries the accumulated contributions plus interest credited for the deferred compensation plan. A deferred compensation liability of $26,000 and $23,000 at June 30, 2002 and 2001 has been accrued for these obligations. The expense for these plans was $6,000, $6,000 and $22,000 for 2002, 2001 and 2000.

Management Recognition and Retention Plans: The Management Recognition and Retention Plans (MRP) provide directors, officers and other key employees with a proprietary interest in the Company to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in shares of common stock awarded on a discretionary basis at a rate of 25% per year beginning on the date of grant. Expense of $28,000, $21,000 and $18,000 was recorded for these plans for the years ended June 30, 2002, 2001 and 2000.

NOTE 10 - INCOME TAXES

Income tax expense for the years ended June 30 was:

                                                             2002        2001         2000
                                                           --------    --------    ---------
Federal
   Current                                                 $564,713    $396,096    $ 738,171
   Deferred                                                 (82,996)    (53,288)    (161,618)
                                                           --------    --------    ---------
                                                            481,717     342,808      576,553
State
   Current                                                  209,671     162,667      244,787
   Deferred                                                 (23,402)    (29,749)     (21,868)
                                                           --------    --------    ---------
                                                            186,269     132,918      222,919
                                                           --------    --------    ---------
Income tax expense                                         $667,986    $475,726     $799,472
                                                           ========    ========     ========

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% as follows:

                                                             2002        2001         2000
                                                           --------    --------    ----------
Income taxes at 34% statutory rate                         $923,345    $713,684    $1,043,913
Tax effect of:
   Tax-exempt income                                       (196,285)   (138,466)     (139,919)
   State tax, net of federal income tax effect              122,938      87,725       147,127
   Life insurance proceeds                                      ---         ---      (189,041)
   Dividends received deduction                            (124,096)   (100,755)      (84,879)
   Fair market value of ESOP shares in excess of cost           ---         ---        23,723
   Low income housing credits                               (91,496)    (88,724)      (87,987)
   Other                                                     33,580       2,262        86,535
                                                           --------    --------    ----------
      Total income tax expense                             $667,986    $475,726    $  799,472
                                                           ========    ========    ==========

Components of the net deferred tax liability as of June 30 are:

                                                            2002         2001           2000
                                                         ----------    ---------     ----------
Deferred tax assets:
   Bad debts                                             $  862,357    $ 634,833     $  686,839
   Deferred compensation                                     10,291        8,921          7,234
   Core deposit intangible                                  132,213      119,111        101,941
   Depreciation on securities available for sale                ---          ---        970,717
   Other                                                    114,416       66,641         20,618
                                                         ----------    ---------     ----------
                                                          1,119,277      829,506      1,787,349
Deferred tax liabilities:
  Accretion                                                (122,915)     (56,331)       (48,188)
  Net deferred loan costs                                   (35,414)     (97,441)      (175,747)
  Mortgage Servicing Rights                                (178,816)         ---            ---
  Appreciation on securities available for sale            (192,834)    (216,867)           ---
                                                         ----------    ---------     ----------
                                                           (529,979)    (370,639)      (223,935)
Valuation allowance                                             ---          ---            ---
                                                         ----------    ---------     ----------
Net deferred tax asset (liability)                       $  589,298    $ 458,867     $1,563,414
                                                         ==========    =========     ==========

Federal income tax laws provided savings banks with additional bad debt deductions through 1987, totaling $1,156,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $393,000 at June 30, 2002 and 2001. If the Bank was liquidated or otherwise ceased to be a bank or if tax laws were to change, the $393,000 would be recorded as expense.

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

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                      Minimum
                                                                                    Requirement
                                                                Minimum              To Be Well
                                                              Requirement         Capitalized Under
                                                              For Capital         Prompt Corrective
                                           Actual          Adequacy Purposes      Action Provisions
                                     -----------------   --------------------   --------------------
                                      Amount    Ratio     Amount       Ratio     Amount        Ratio
                                     --------  -------   --------     -------   --------      -------
                                                        (Dollars in thousands)
As of June 30, 2002
   Total Capital                     $20,359    13.58%    $14,994      10.00%    $14,994      10.00%
   Tier I (Core) Capital
     (to risk weighted assets)        18,480    12.32%      5,998       4.00%      8,997       6.00%
   Tier I (Core) Capital
     (to adjusted total assets)       18,480     7.88%      9,375       4.00%     11,719       5.00%
   Tier I (Core) Capital
     (to average assets)              18,480     8.07%      9,157       4.00%     11,446       5.00%

As of June 30, 2001
   Total Capital                     $20,138    13.60%    $14,805      10.00%    $14,805      10.00%
   Tier I (Core) Capital
     (to risk weighted assets)        18,365    12.40%      5,922       4.00%      8,883       6.00%
   Tier I (Core) Capital
     (to adjusted total assets)       18,365     8.07%      9,103       4.00%     11,378       5.00%
   Tier I (Core) Capital
     (to average assets)              18,365     8.02%      9,157       4.00%     11,446       5.00%


Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the Office of Thrift Supervision. Under the regulations, the Bank can make without application to the OTS (but only after filing a notification to the OTS), distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain adequately capitalized, as defined in the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution. Accordingly, at June 30, 2002, approximately $1,855,000 of the Bank's retained earnings was potentially available for distribution to the Company.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30 were as follows:


                                          2002                           2001
                               ---------------------------      -----------------------
                                 Fixed          Variable          Fixed       Variable
                                  Rate            Rate            Rate          Rate
                               ----------      -----------      --------    -----------
Commitments to make loans      $1,313,700      $ 2,053,500      $960,000    $ 1,482,300
Unused lines of credit                ---       14,744,000           ---     15,865,000
Standby letters of credit             ---        1,430,000           ---      1,527,000
                               ----------      -----------      --------    -----------
                               $1,313,700      $18,227,500      $960,000    $18,874,300
                               ==========      ===========      ========    ===========

Fixed rate loan commitments at June 30, 2002 were at current rates, ranging primarily from 6.75% to 8.25%.

Variable rate loan commitments, unused lines of credit and standby letters of credit at June 30, 2002 were at current rates ranging from 7.13% to 8.75% for loan commitments, 6.00% to 12.50% for unused lines of credit and primarily at the national prime rate of interest plus 100 to 300 basis points for standby letters of credit.

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

The Bank has a 3% limited partner interest in a limited partnership formed to construct, own and manage affordable housing projects. The Bank is one of 13 investors. As of June 30, 2002, the Bank had invested $750,000 and had recorded equity in the operating loss of the limited partnership of $71,000, $81,000 and $65,000 for the years ended June 30, 2002, 2001 and 2000. At June 30, 2002 and 2001, the obligation due to the limited partnership was $-0- and $-0-. The Bank receives 3% of the eligible tax credits. For the years ended June 30, 2002, 2001 and 2000, the Bank received approximately $91,000, $89,000 and $88,000 in tax credits.

NOTE 13 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Real estate and consumer loans, including automobile, home equity and improvement, manufactured home and other consumer loans are granted primarily in Wabash, Kosciusko and Whitley counties. Loans secured by one to four family residential real estate mortgages make up 42% of the loan portfolio. The Company also sells loans and services loans for secondary market agencies.

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

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

         Balance - June 30, 2001       $1,243,361
            New loans                   1,341,043
            Repayments                   (805,241)
            Other changes                (171,665)
                                       ----------
         Balance - June 30, 2002       $1,607,498
                                       ==========

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, FFW Corporation.

                            CONDENSED BALANCE SHEETS
                             June 30, 2002 and 2001

                                                        2002                2001
                                                     -----------        -----------
ASSETS
Cash and cash equivalents                            $   556,731        $    78,818
Investment in Bank subsidiary                         19,650,259         19,716,232
Investment in non-bank subsidiary                        395,678            337,372
Securities available for sale                          1,901,442          1,788,821
Other assets                                              59,819            269,768
                                                     -----------        -----------
  Total assets                                       $22,563,929        $22,191,011
                                                     ===========        ===========

LIABILITIES
Accrued expenses and other liabilities               $   155,140        $   197,951

SHAREHOLDERS' EQUITY
Common stock                                              18,298             18,298
Additional paid-in capital                             9,345,123          9,336,606
Retained earnings                                     17,711,055         16,423,160
Unearned employee MRP                                    (80,961)           (52,242)
Accumulated other comprehensive income                   138,695            330,776
Treasury stock                                        (4,723,421)        (4,063,538)
                                                     -----------        -----------
  Total shareholders' equity                          22,408,789         21,993,060
                                                     -----------        -----------
    Total liabilities and shareholders' equity       $22,563,929        $22,191,011
                                                     ===========        ===========


                         CONDENSED STATEMENTS OF INCOME
                For the years ended June 30, 2002, 2001 and 2000

                                                       2002          2001        2000
                                                    ----------   ----------   ----------
Interest income                                     $   88,056   $  105,072   $  121,025
Loss on the sale of securities available for sale      (67,600)         ---         ---
Dividend income                                      1,815,000      740,000      650,000
                                                    ----------   ----------   ----------
                                                      1,835,456     845,072      771,025
Operating expense                                       196,859     162,612       80,246
Equity in undistributed income of subsidiaries
   Bank                                                257,423      909,403    1,541,534
   Non-bank                                             57,597       15,290       51,374
                                                    ----------   ----------   ----------
Income before income taxes                           1,953,617    1,607,153    2,283,687
Income tax expense (benefit)                           (94,118)     (16,192)      12,826
                                                    ----------   ----------   ----------
Net income                                          $2,047,735   $1,623,345   $2,270,861
                                                    ==========   ==========   ==========

                                  CONDENSED STATEMENTS OF CASH FLOWS
                          For the years ended June 30, 2002, 2001 and 2000

                                                             2002             2001             2000
                                                         -----------      -----------      -----------
Cash flows from operating activities
  Net income                                             $ 2,047,735      $ 1,623,345      $ 2,270,861
  Adjustments to reconcile net income to net
    cash from operating activities
      Equity in undistributed income of subsidiaries        (315,020)        (924,693)      (1,592,908)
      Loss on the sale of securities                          67,600              ---              ---
      Other                                                  157,109         (126,458)         918,066
                                                         -----------      -----------      -----------
        Net cash from operating activities                 1,957,424          572,194        1,596,019

Cash flows from investing activities
  Proceeds from sales of securities                        1,061,625              ---          131,003
  Maturities of securities available for sale                238,921          565,000          210,089
  Purchase of securities available for sale               (1,312,050)        (171,690)        (731,839)
  Repayments on loan receivable from ESOP                        ---              ---           52,331
                                                         -----------      -----------      -----------
        Net cash from investing activities                   (11,504)         393,310         (338,416)

Cash flows from financing activities
  Proceeds from stock options                                 84,156          126,000           54,819
  Purchase of treasury stock                                (792,322)        (456,090)        (493,717)
  Cash dividends paid                                       (759,841)        (747,316)        (694,424)
                                                         -----------      -----------      -----------
        Net cash from financing activities                (1,468,007)      (1,077,406)      (1,133,322)
                                                         -----------      -----------      -----------

Net change in cash and cash equivalents                      477,913         (111,902)         124,281

Beginning cash and cash equivalents                           78,818          190,720           66,439
                                                         -----------      -----------      -----------
Ending cash and cash equivalents                         $   556,731      $    78,818      $   190,720
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

                                        2002                      2001
                                 --------------------     ---------------------
                                 Carrying   Estimated     Carrying   Estimated
                                  Amount   Fair Value      Amount    Fair Value
                                 --------  ----------     --------   ----------
                                     (In thousands)        (In thousands)

Cash and cash equivalents        $  9,319   $  9,319     $  8,530   $  8,530
Securities available for sale      76,345     76,345       60,973     60,973
Loans receivable, net             141,858    146,468      152,195    152,798
Federal Home Loan Bank stock        3,401      3,401        3,401      3,401
Accrued interest receivable         1,448      1,448        1,480      1,480
Non-interest-bearing deposits      (9,982)    (9,982)      (9,161)    (9,161)
Interest-bearing deposits        (148,679)  (150,103)    (135,469)  (137,067)
Borrowings                        (54,363)   (57,725)     (62,397)   (63,928)


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 2002 and 2001. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and non-interest-bearing deposits is considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, net, is based on estimates of the rate the Bank would charge for similar loans at June 30, 2002 and 2001 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for interest-bearing deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at June 30, 2002 and 2001, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2002 and 2001, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 2002 and 2001 should not necessarily be considered to apply to subsequent dates.

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


NOTE 17 -- OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                              2002           2001           2000
                                                          ------------   -----------    ------------
Net change in net unrealized appreciation
  (depreciation) on securities available for sale
    Net unrealized appreciation (depreciation)
      arising during the year                              $   12,703    $ 2,983,764    $(1,801,826)
    Reclassification adjustments for (gains)
      losses included in net income                          (228,817)        14,159         63,400
                                                           ----------    -----------    -----------
          Net change in net unrealized appreciation
            (depreciation) on securities available
            for sale                                         (216,114)     2,997,923     (1,738,426)
Tax expense (benefit)                                         (24,033)     1,187,178       (713,843)
                                                           ----------    -----------    -----------
    Total other comprehensive income (loss)                $ (192,081)   $ 1,810,745    $(1,024,583)
                                                           ==========    ===========    ===========

DIRECTORS AND EXECUTIVE OFFICERS

FFW CORPORATION
FIRST FEDERAL SAVINGS BANK OF WABASH
FIRSTFED FINANCIAL, INC.

BOARD OF DIRECTORS
_______________________________________________________________________________________________________________

Wayne W. Rees                           Joseph W. McSpadden                     Roger K. Cromer
Owner and Publisher                     Vice President and Part Owner           President and Chief Executive
The Paper of Wabash County, Inc.        Beauchamp & McSpadden                   Officer, FFW Corporation
                                                                                President and Chief Executive
J. Stanley Myers                        Ronald D. Reynolds                      Officer, First Federal Savings
Owner and Operator                      Owner, J.M. Reynolds Oil Co. Inc.       Bank of Wabash
Servisoft Water Conditioning, Inc.                                              Chairman of the Board,
                                                                                FirstFed Financial, Inc.
Thomas L. Frank                         John N. Philippsen
Comptroller, B. Walter & Company        Chief Financial Officer
Comptroller and Part Owner, Walter      The Ford Meter Box Co.
Dimension Co.


OFFICERS
_______________________________________________________________________________________________________________

FFW CORPORATION                         FIRST FEDERAL SAVINGS BANK OF WABASH    FIRSTFED FINANCIAL, INC.

Wayne W. Rees                           Wayne W. Rees                           Roger K. Cromer
Chairman of the Board                   Chairman of the Board                   Chairman of the Board

Roger K. Cromer                         Roger K. Cromer                         Tony Pulley
President and Chief Executive Officer   President and Chief Executive           President
                                        Officer
Christine K. Noonan                                                             Wayne W. Rees
Secretary                               Christine K. Noonan                     Secretary
                                        Senior Vice President,
Timothy A. Sheppard                     Chief Operations Officer and            Timothy A. Sheppard
Treasurer and Chief Accounting          Secretary                               Treasurer
Officer
                                        Timothy A. Sheppard
                                        Vice President and Controller

                                        Noah T. Smith
                                        Vice President, Commercial Loans

                                        Sonia Niccum
                                        Vice President, Mortgage Loans

SHAREHOLDER INFORMATION

Stock Listing Information
________________________________________________________________________________

FFW Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation Small-Cap Market under the symbol "FFWC".


Stock Price Information
________________________________________________________________________________

As of September 9, 2002 there were approximately 300 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low bid prices and dividends paid per share.

The stock price information was provided by NASD, Inc.

        Quarter Ended            High      Low      Declared
        -----------------------------------------------------
        Sept. 30, 2000           12.88    11.69       .13
        Dec. 31, 2000            12.69    10.50       .13
        March 31, 2001           12.69    11.13       .13
        June 30, 2001            13.00    11.50       .13
        Sept. 30, 2001           14.00    12.40       .14
        Dec. 31, 2001            13.50    12.95       .14
        March 31, 2002           14.40    13.25       .14
        June 30, 2002            16.48    14.51       .14


Dividends
________________________________________________________________________________

FFW declared and paid dividends of $0.56 per share for fiscal year 2002. The Board of Directors intends to continue payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW and other factors.

Annual Meeting of Shareholders
________________________________________________________________________________

The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 p.m., October 22, 2002 at the executive office of FFW Corporation located at:

                              1205 N. Cass Street
                                  P.O. Box 259
                             Wabash, Indiana 46992


Annual Report on Form 10-KSB and Investor Information
________________________________________________________________________________

A copy of FFW Corporation's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

                              Timothy A. Sheppard
                     Treasurer and Chief Accounting Officer
                                FFW Corporation
                              1205 N. Cass Street
                                  P.O. Box 259
                             Wabash, Indiana 46992

Stock Transfer Agent
________________________________________________________________________________

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

                         Registrar and Transfer Company
                               10 Commerce Drive
                               Cranford, NJ 07016

Investor Information
________________________________________________________________________________

Shareholders, investors, and analysts interested in additional information may contact Roger K. Cromer, President and Chief Executive Officer.


                                Corporate Office
                                FFW Corporation
                              1205 N. Cass Street
                                  P.O. Box 259
                             Wabash, Indiana 46992
                                 (260) 563-3185


Branch Locations
________________________________________________________________________________

                                North Manchester
                     1404 State Road 114 West P.O. Box 328
                           North Manchester, IN 46962
                                  260-982-2188

                                    Syracuse
                       500 S. Huntington St. P.O. Box 188
                               Syracuse, IN 46567
                                  574-457-4411

                                 South Whitley
                        105 E. Columbia St. P.O. Box 515
                            South Whitley, IN 46787
                                  260-723-5127

Special Counsel
________________________________________________________________________________

                              Barnes and Thornburg
                            11 South Meridian Street
                             Indianapolis, IN 46204

Independent Auditor
________________________________________________________________________________

                         Crowe, Chizek and Company LLP
                             330 E. Jefferson Blvd.
                           South Bend, Indiana 46624

                                 [LOGO OMITTED]

                                FFW CORPORATION
                              HOLDING COMPANY FOR
                      FIRST FEDERAL SAVINGS BANK OF WABASH
            1205 N. Cass St. * P.O. Box 259 * Wabash, IN 46992-0259
                      PH. 260-563-3185 * FAX 260-563-4841
                               www.ffsbwabash.com