Form 10KSB, Exhibit 13
period 2003-06-30
FFW CORP
filed 2003-09-29
CIK 895401

EXHIBIT 13
                                 FFW CORPORATION
                                 Wabash, Indiana

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS






PRESIDENT'S MESSAGE ....................................................    2

SELECTED CONSOLIDATED FINANCIAL INFORMATION ............................    3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS ...............................    4

REPORT OF INDEPENDENT AUDITORS .........................................   13

CONSOLIDATED BALANCE SHEETS - JUNE 30, 2003 and 2002....................   14

CONSOLIDATED STATEMENTS OF INCOME
     YEARS ENDED JUNE 30, 2003, 2002 and 2001 ..........................   15

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
     YEARS ENDED JUNE 30, 2003, 2002 and 2001 ..........................   16

CONSOLIDATED STATEMENTS OF CASH FLOWS
     YEARS ENDED JUNE 30, 2003, 2002 and 2001 ..........................   17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................   18

DIRECTORS AND EXECUTIVE OFFICERS .......................................   34

SHAREHOLDER INFORMATION ................................................   35

PRESIDENT'S MESSAGE                                              FFW CORPORATION


Dear Shareholder:

It is my pleasure to present to you the 2003 Annual Report of FFW Corporation and its wholly-owned subsidiary, First Federal Savings Bank. As you will see by reading the accompanying financial statements, FFW Corporation had a record year for net income and earnings per share. Net income for the year ended June 30, 2003 was $2,358,000, or diluted earnings per share of $1.74, compared to $2,048,000 or $1.47 for 2002. The low interest rate environment increased our refinance activity and new loan commitments. The record earnings can be attributed to the increase in loan volume combined with management's continued efforts to control costs.

Your Board of Directors and Officers understand the importance of enhancing shareholder value and providing an acceptable return on your investment. In March 2003, the Corporation completed a 5% stock repurchase program that began in February 2002 and, subsequently, initiated another stock buy back program to purchase up to an additional 5% of outstanding shares. In addition, the $0.60 per share dividend paid in 2003 represents a 7.1% increase over the dividend paid in 2002.

To better serve our existing market area we introduced our website at www.ffsbwabash.com and in November 2002 added Internet Banking to our services. Introducing Internet Banking and the optional bill payment service, provides our customers the convenience they deserve, allowing them to bank 24 hours a day.

The combination of high quality products and high quality people to deliver these products, also contributes to the profitability of FFW Corporation. I would like to take this opportunity to commend and thank the Officers, staff and Directors of the Company and its subsidiaries for all their hard work. It is through their efforts that the Company had such a successful year.

The next fiscal year offers many challenges and opportunities for FFW Corporation. The future interest rate environment poses a challenge for all financial institutions, including First Federal Savings Bank. We continue to face competition from larger banking centers; however, we believe that people want to do business with a local institution that is experienced and can provide solid financial products with unparalleled service. We believe that our efforts to expand into new markets and augment our services will be positive for future growth. We look optimistically to the future, confident that we have built a solid foundation. Thank you, our shareholders, employees, and customers for your continued support and encouragement.

Sincerely,


/s/ Roger K. Cromer

Roger K. Cromer
President and Chief Executive Officer


SELECTED CONSOLIDATED FINANCIAL INFORMATION AT OR FOR THE YEAR ENDED JUNE 30:

                                               2003      2002       2001      2000       1999
                                               ----      ----       ----      ----       ----
                                                               (In Thousands)

Financial Condition Data:
Total assets                                 $242,771  $237,828  $231,186  $219,037   $ 217,489
Loans                                         128,727   141,858   152,195   150,810     151,491
Securities                                     89,637    76,345    60,973    52,026      51,029
Deposits                                      163,446   158,661   144,630   133,105     130,401
Borrowings                                     52,038    54,363    62,397    64,168      66,300
Equity                                         23,640    22,409    21,993    19,615      19,357

                                                               (In Thousands)
Selected Operations Data:
Total interest income                        $ 13,963  $ 16,022  $ 17,544  $ 16,687   $  16,052
Net interest income                             6,607     6,570     6,786     7,072       6,686
Provision for loan losses                      (1,440)   (1,355)   (1,715)   (1,034)     (1,010)
Non-interest income                             2,488     2,305     1,265     1,689       1,990
Non-interest expense                           (4,784)   (4,804)   (4,237)   (4,657)     (4,591)
Income tax expense                               (513)     (668)     (476)     (799)       (964)
                                             --------- --------- --------  --------   ---------
Net income                                   $  2,358  $  2,048  $  1,623  $  2,271   $   2,111
                                             ========  ========  ========  ========   =========

Per Share:
Basic earnings per share (1)                 $   1.76  $   1.48  $   1.14  $   1.60 $      1.48
Diluted earnings per share (1)                   1.74      1.47      1.13      1.57        1.46
Dividends declared (1)                           0.60      0.56      0.52      0.48        0.42
Dividend payout ratio                           34.09%    37.84%    45.61%    30.00%      28.38%

Other Data:
Net interest margin (2)                          2.98%     2.96%     3.14%     3.38%       3.28%
Average interest-earning assets to
  average interest-bearing liabilities           1.11x     1.13x     1.12x     1.10x       1.12x
Non-performing assets (3) to total
  assets at end of period                        1.13%      .90%      .70%      .13%        .39%
Equity-to-total assets (end of period)           9.74      9.42      9.51      8.96        8.90
Return on assets (ratio of net income
  to average total assets)                       1.00       .88       .72      1.04         .99
Return on equity (ratio of net income
  to average equity)                            10.08      9.24      7.87     11.83       10.68
Equity-to-assets ratio (ratio of average
  equity to average total assets)                9.90      9.57      9.13      8.76        9.25
Number of full-service offices                      4         4         4         4           4

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


FINANCIAL CONDITION

Total assets increased $4.9 million during the year to $242.8 million at June 30, 2003. This increase was funded by an increase in deposits of $4.8 million. These funds, along with cash from operations and loan repayments, were used to pay down FHLB advances, invest in government agencies, municipals and other securities and purchase bank-owned life insurance.

Total securities available for sale increased from $76.3 million at June 30, 2002 to $89.6 million at June 30, 2003. During fiscal 2003, state and municipal securities increased from $17.1 million at June 30, 2002 to $20.3 million at June 30, 2003. Agency securities increased from $12.9 million at June 30, 2002 to $16.7 million at June 30, 2003. Mortgage backed, equity and other securities increased from $46.3 million at June 30, 2002 to $52.6 million at June 30, 2003. The Company has unrealized appreciation of $721,000, net of tax, at June 30, 2003 on securities available for sale.

Net loans decreased $13.1 million, or 9.3%, from $141.9 million at June 30, 2002 to $128.7 million at June 30, 2003. The decreases in the loan portfolio were comprised primarily of $7.1 million in automobile and other consumer loans, $3.7 million in commercial loans and $2.1 million in home equity and improvement loans. The decrease in automobile loans since June 2000, from $31.6 million to $15.0 million, reflects the Bank's decision to reduce indirect automobile loan originations. Approximately 70% of the loan portfolio is comprised of first mortgage loans secured by residential and nonresidential real estate located in the Company's market area. At June 30, 2003, total first mortgage loans secured by real estate comprised $89.7 million, or 69.7% of the net loan portfolio. The consumer and other loan portfolio included $15.1 million of home equity and improvement loans, $8.3 million in commercial loans and $18.2 million in automobile and other consumer loans at June 30, 2003.

Total deposits increased $4.8 million, or 3.0%, from $158.6 million at June 30, 2002 to $163.4 million at June 30, 2003. During fiscal 2003, noninterest-bearing accounts increased $1.3 million, or 12.6%, and interest-bearing accounts increased $3.5 million, or 2.4%. The increase resulted from increased savings accounts and noninterest- bearing demand deposits. Management will continue to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than making across the board increases in interest rates on all deposit products.

Total shareholders' equity increased $1.2 million to $23.6 million at June 30, 2003. The increase primarily resulted from net income of $2.4 million and a $582,000 increase in unrealized appreciation on securities available for sale, net of tax, which were offset by cash dividends of $803,000 and $939,000 of treasury stock purchases.


RESULTS OF OPERATIONS

Comparison of Years Ended June 30, 2003 and June 30, 2002

General. Net income for the year ended June 30, 2003 was $2.4 million; an increase of $311,000 compared to net income of $2.0 million for the year ended June 30, 2002, an increase of 15.2%. The increase was primarily the result of an increase of $183,000 in noninterest income, a $155,000 decrease in income tax expense, a $37,000 increase in net interest income and a $20,000 decrease in noninterest expense. The increase was partially offset by an increase in provisions for loan losses of $85,000. Further details of the changes in these items are discussed below.

                                [GRAPH OMITTED]

                          NET INCOME FROM 1999 TO 2003

                   1999     2000     2001     2002     2003
                  $2,111   $2,271   $1,623   $2,048   $2,358


Net Interest Income. Net interest income was approximately the same at $6.6 million for the years ended June 30, 2003 and 2002. The stabilization in net interest income came from interest-earning assets and interest-bearing liabilities repricing similarly throughout the year.

Net interest margin, the ratio of net interest income to average earning assets, is affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin was 2.98% in 2003 compared to 2.96% in 2002. The net interest margin was stable due primarily to the net impact of changes in yields and rates of interest-earning assets and interest-bearing liabilities.

The yield on earning assets in 2003 was 6.30% compared to 7.23% in 2002. Average earning assets decreased 0.2% in 2003, following a 2.9% increase in 2002. The effective rate on interest-bearing liabilities was 3.68% in 2003, compared to 4.79% in 2002.

Provision for Loan Losses. The provision for loan losses increased $85,000 from fiscal 2002 to $1.4 million in fiscal 2003. The increased amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. In addition, the inherent and identified risks of commercial and consumer loans continue to require a higher level of provisions for loan losses. The Company has monitored the historical increase in net charge-offs in the commercial and consumer loan portfolios and increased the provision for loan losses accordingly. The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses based on management's quarterly analysis of the adequacy of the allowance. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by regulatory agencies, which can order the establishment of additional general or specific allowances.

Noninterest Income. Noninterest income increased 8.0% from $2.3 million in 2002 to $2.5 million in 2003. Net gains on sales of securities decreased $203,000 from 2002 while commission income decreased 31.3% or $91,000 from $290,000 in 2002. Net gains on sales of loans increased by $304,000, or 42.6%, due to record levels of refinance activity. Service charges and fees decreased 15.9% or $164,000 over 2002 due primarily to increased amortization of mortgage servicing rights on loans that were refinanced. Other income increased $336,000 in 2003 due primarily to the Bank's investment in life insurance.

Noninterest Expense. During 2003, total noninterest expense remained at $4.8 million. The slight decrease of $20,000 was the result of continued cost control and several offsetting increases and decreases. Increased expenses included 5.9% in salaries and benefits, 3.3% in occupancy and equipment, 6.6% in data processing and 14.8% in printing, postage and supplies. Deposit insurance premium expense increased $47,000 while OTS assessment expense increased $19,000. These increases were offset by decreases of 10.1% in correspondent bank charges and 15.0% in other expense. In 2002, other expense included $292,000 resulting from a one-time increase due to processing errors occurring over a period of time related to the processing of loan sales and payments on serviced loans

Effective July 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Under this statement the Company ceased amortization of goodwill and periodically reviews the asset for impairment. The asset was determined to not be impaired during 2003 and, accordingly, no expense was recorded. In 2002, amortization of goodwill expense was $94,000.

Income Tax Expense. Income tax expense was $513,000 in fiscal 2003 compared to $668,000 in fiscal 2002, a decrease of $155,000 or 23.2%. Income taxes decreased in spite of higher net income before taxes in 2003 due to an increase in federally tax exempt municipal securities income and the tax effects of the Bank's investment in life insurance. The effective tax rates were 17.9% and 24.6% for the years ended June 30, 2003 and 2002.


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

Noninterest Expense. During 2002, noninterest expense increased 13.4%, from $4.2 million in 2001 to $4.8 million in 2002. The increase was primarily attributed to salaries and benefits and other expense. Salaries and benefits increased 7.8% in 2002 as the Company increased professional staff. Other expense increased 51.2% or $358,000 in 2002 with $292,000, or 81.6%, of the increase resulting from a one-time increase due to processing errors occurring over a period of time related to the processing of loan sales and payments on serviced loans. Management has taken steps to ensure such errors will not occur in the future.

Income Tax Expense. Income tax expense was $668,000 in fiscal 2002 compared to $476,000 in fiscal 2001, an increase of $192,000 or 40.3%. Income taxes increased primarily due to higher net income before taxes in 2002. The effective tax rates were 24.6% and 22.7% for the years ended June 30, 2002 and 2001.


Asset and Liability Management and Market Risk

General. The principal market risk affecting the Company is interest rate risk. The Company does not maintain a trading account and is not affected by foreign currency exchange rate risk or commodity price risk.

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

The Company's asset/liability management strategy sets limits on the change in NPV given certain changes in interest rates. The tables presented here, as of June 30, 2003 and 2002, are the Company's interest rate risk measured by changes in NPV for instantaneous parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. At June 30, 2003 and June 30, 2002, the OTS did not provide information as to interest rate risk for 200 and 300 point decreases due to the low level of interest rates.

                               As of June 30, 2003
    Change in
  Interest Rates                                       NPV as % of Portfolio
     In Basis            Net Portfolio Value               Value of Assets
      Points                                             NPV
   (Rate Shock)  $ Amount    $ Change      % Change     Ratio       Change  (1)
   -----------   --------    --------      --------     -----       ----------
                                     (Dollars in thousands)

        300       $15,868    $(5,662)        (26)%       6.71%          (191)
        200        18,383     (3,147)        (15)        7.62           (100)
        100        20,300     (1,230)         (6)        8.27            (35)
      Static       21,530                                8.62
       (100)       21,274       (256)         (1)        8.42            (20)

(1)  Expressed in basis points





                               As of June 30, 2002
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

(1) Expressed in basis points


As illustrated in the table, the Company's NPV declines in a rising interest rate environment. Specifically, the table indicates that, at June 30, 2003, the Company's NPV was $21.5 million (or 9% of portfolio assets). Based upon the assumptions used, an immediate increase in market interest rates of 200 basis points would result in a $3.1 million or 15% decline in NPV and a 100 basis point or 11.6% decline in the Company's NPV ratio to 7.62%. This is within the Company's guidelines.

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

The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. The Company retains the servicing on loans sold in the secondary market. At June 30, 2003, $67.9 million of such loans were being serviced for others.

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


Critical Accounting Policies

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, ("ALL"), and the valuation of mortgage servicing rights.

Allowance for Loan Losses: The ALL is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the ALL balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the ALL may be made for specific loans, but the entire ALL is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the ALL when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for small-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the ALL is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. Changes in interest rates and the level of refinance activity can have volatile effects on the carrying value of servicing rights. At June 30, 2003, mortgage servicing rights had a carrying value of $615,000.


Off-Balance Sheet Arrangements

As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Average Balances, Interest Rates and Yields

The following table shows weighted average interest rates on loans, investments, deposits, other interest-bearing liabilities, and the interest rate spread and the net yield on weighted average interest-earning assets.


                        --------------------------------------Year Ended June 30-------------------------------------------------
                                                              ------------------
                                       2003                                2002                                 2001
                        -------------------------------    ------------------------------------  --------------------------------
                          Average              Yield/        Average                Yield/        Average                  Yield/
                          Balance    Interest   Rate         Balance     Interest     Rate        Balance     Interest      Rate
                          -------    --------   ----         -------     --------     ----        -------     --------      ----
                                                                  (Dollars in Thousands)
Interest-earning assets:
   Loans receivable (1) $133,550    $  10,165    7.61%     $  148,394   $   12,015    8.10%     $  154,211   $  13,467       8.73%
   Securities (2) (3)     73,277        3,213    4.38          57,399        3,099    5.40          46,736       3,053       6.39
   Mortgage-backed
     securities (3)       10,222          518    5.07          13,085          834    6.64          12,174         872       7.12
   Other interest-
     bearing deposits      4,668           67    1.44           3,342           74    2.21           2,754         152       5.52
                        --------    ---------              ----------   ----------              ----------   ---------
Total interest-earning
  assets                 221,717       13,963    6.30         222,220       16,022    7.23         215,875      17,544       8.09
   Other assets           14,748                                9,422                                9,028
                        --------                           ----------                           ----------
Total assets            $236,465                           $  231,642                           $  224,903
                        ========                           ==========                           ==========

Interest-bearing liabilities:
   Money market
    accounts            $  2,401    $      33    1.37%     $    4,335          105    2.42%     $    4,690         242       5.15
   NOW accounts            8,086          102    1.26           7,771          129    1.66           7,398         161       2.18
   Passbook savings
     accounts             58,510        1,248    2.13          42,624        1,281    3.01          34,798       1,326       3.81
   Certificates
     of deposit           83,236        3,346    4.02          84,968        4,766    5.61          83,295       5,265       6.32
   FHLB advances          47,747        2,626    5.50          57,607        3,171    5.50          62,585       3,765       6.02
                        --------    ---------              ----------   ----------              ----------   ---------
Total interest-
  bearing liabilities    199,980        7,355    3.68         197,305        9,452    4.79         192,766      10,759       5.58
                        --------    ---------    ----         -------   ----------    ----      ----------   ---------       ----
   Other liabilities      13,083                               12,178                               11,502
                        --------                           ----------                           ----------
Total liabilities        213,063                              209,483                              204,268
Equity                    23,402                               22,159                               20,635
                        --------                           ----------                           ----------
Total liabilities and
  shareholders'
  equity                $ 236,465                          $  231,642                           $  224,903
                        =========                          ==========                           ==========

Net interest income/
  interest rate spread              $   6,608    2.62%                  $    6,570    2.44%                  $   6,785       2.51%
                                    =========    ====                   ==========    ====                   =========       ====
Net interest margin (4)                          2.98%                                2.96%                                  3.14%
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


Asset Quality

Total non-performing assets increased to $2.7 million at June 30, 2003 compared to $2.1 million at June 30, 2002. The ratio of non-performing assets to total assets at June 30, 2003 was 1.13% compared to .90% at June 30, 2002. Included in non-performing assets at June 30, 2003 were $2.6 million in non-accruing loans and $126,000 in repossessed assets.

Including the non-accruing loans listed above, as of June 30, 2003 and 2002, there were $9.6 million and $8.7 million in net loans designated by the Bank as "watch loans" due to factors that may impact the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 2003, $5.0 million of loans were classified as special mention, $4.0 million as substandard and $631,000 as doubtful. As of June 30, 2002, $5.5 million of loans were classified as special mention, $2.8 million as substandard and $446,000 as doubtful.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are deposits, borrowings, principal and interest payments on loans and securities and sales and maturities of securities available for sale. While maturities of securities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Historically, the standard measure of liquidity for thrift institutions was the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. OTS regulations require institutions to maintain sufficient liquidity to ensure their safe and sound operation. The Company maintains liquid investments based on management's assessment of the need for funds, expected deposit flows, yields on short-term liquid investments and its asset/liability management objectives.

Year Ended June 30, 2003. During the year ended June 30, 2003, there was a net increase of $506,000 in cash and cash equivalents. Major sources of cash during the year were an increase in deposits of $4.8 million, a decrease in net loans receivable of $11.2 million and the sale, call and maturity of securities provided $10.3 million while repayments on these securities provided $23.6 million. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash include the purchase of $46.2 million in securities available for sale and $4.5 million in life insurance contracts and a reduction in FHLB borrowings of $2.3 million.

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

Major uses of cash during the year which offset the sources of cash include funding an increase of $4.0 million in the loan portfolio and the purchase of $25.7 million in securities available for sale.


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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
FFW Corporation
Wabash, Indiana


We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.



                                     /s/ Crowe Chizek and Company LLC

                                     Crowe Chizek and Company LLC



South Bend, Indiana
August 21, 2003



                                 FFW CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 2003 and 2002

                                                                                   2003                 2002
                                                                                   ----                 ----
ASSETS
Cash and due from financial institutions                                     $       8,235,956    $       6,321,697
Interest-bearing deposits in other financial
  institutions - short-term                                                          1,588,877            2,996,816
                                                                             -----------------    -----------------
    Total cash and cash equivalents                                                  9,824,833            9,318,513

Securities available for sale                                                       89,636,775           76,344,629
Loans receivable, net of allowance for loan losses of $2,592,092
  in 2003 and $2,361,241 in 2002                                                   128,726,793          141,857,794
Federal Home Loan Bank stock                                                         3,445,900            3,400,900
Accrued interest receivable                                                          1,388,322            1,448,182
Premises and equipment, net                                                          2,677,102            2,693,163
Mortgage servicing rights asset                                                        614,638              465,327
Cash surrender value of life insurance                                               4,718,031                    -
Other assets                                                                         1,738,687            2,299,933
                                                                             -----------------    -----------------

    Total assets                                                             $     242,771,081    $     237,828,441
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
    Noninterest-bearing                                                      $      11,238,092    $       9,981,667
    Interest-bearing                                                               152,208,402          148,679,055
                                                                             -----------------    -----------------
       Total deposits                                                              163,446,494          158,660,722
Borrowings                                                                          52,038,331           54,362,554
Accrued expenses and other liabilities                                               3,646,188            2,396,376
                                                                             -----------------    -----------------
       Total liabilities                                                           219,131,013          215,419,652

Shareholders' equity
    Preferred stock, $.01 par; 500,000 shares
      authorized; none issued                                                                -                    -
    Common stock, $.01 par; 2,000,000 shares authorized;
      issued: 1,829,828 - 2003 and 2002;
      outstanding: 1,311,800 - 2003 and 1,367,375 - 2002                                18,298               18,298
    Additional paid-in capital                                                       9,345,123            9,345,123
    Retained earnings                                                               19,266,267           17,711,055
    Accumulated other comprehensive income                                             720,765              138,695
    Unearned management retention plan shares                                          (48,172)             (80,961)
    Treasury stock at cost, 518,028 shares - 2003 and
      462,453 shares - 2002                                                         (5,662,213)          (4,723,421)
                                                                             -----------------    -----------------
       Total shareholders' equity                                                   23,640,068           22,408,789
                                                                             -----------------    -----------------

          Total liabilities and shareholders' equity                         $     242,771,081    $     237,828,441
                                                                             =================    =================



                            See accompanying notes.


                                 FFW CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                    Years ended June 30, 2003, 2002 and 2001


                                                                 2003                2002                2001
                                                                 ----                ----                ----
Interest and dividend income
     Loans, including fees                                  $    10,165,367     $    12,015,259    $     13,467,200
     Taxable securities                                           2,746,864           3,292,147           3,522,670
     Nontaxable securities                                          984,146             640,238             402,370
     Other                                                           67,049              74,235             152,053
                                                            ---------------     ---------------    ----------------
         Total interest and dividend income                      13,963,426          16,021,879          17,544,293

Interest expense
     Deposits                                                     4,729,382           6,281,203           6,993,703
     Borrowings                                                   2,626,504           3,170,538           3,765,075
                                                            ---------------     ---------------    ----------------
         Total interest expense                                   7,355,886           9,451,741          10,758,778
                                                            ---------------     ---------------    ----------------

Net interest income                                               6,607,540           6,570,138           6,785,515

Provision for loan losses                                         1,440,000           1,355,000           1,715,000
                                                            ---------------     ---------------    ----------------

Net interest income after provision for
  loan losses                                                     5,167,540           5,215,138           5,070,515

Noninterest income
     Net gains/(losses) on sales of securities                       26,033             228,817             (14,159)
     Net gains on sales of loans                                  1,019,519             715,115              84,601
     Commission income                                              198,979             289,726             186,877
     Service charges and fees                                       866,555           1,030,275           1,001,570
     Earnings on life insurance                                     235,621                   -                   -
     Other income                                                   141,121              40,509               6,596
                                                            ---------------     ---------------    ----------------
         Total noninterest income                                 2,487,828           2,304,442           1,265,485

Noninterest expense
     Salaries and benefits                                        2,305,878           2,178,280           2,021,239
     Occupancy and equipment                                        408,448             395,575             400,707
     Deposit insurance premium                                       73,766              26,469              26,653
     Regulatory assessment                                           98,278              79,390              55,161
     Correspondent bank charges                                     242,427             269,608             272,908
     Data processing                                                510,126             478,492             473,371
     Printing, postage and supplies                                 172,514             150,301             124,085
     Amortization of goodwill & core deposit premium                 73,146             167,039             162,584
     Other expense                                                  899,399           1,058,705             700,221
                                                            ---------------     ---------------    ----------------
         Total noninterest expense                                4,783,982           4,803,859           4,236,929
                                                            ---------------     ---------------    ----------------

Income before income taxes                                        2,871,386           2,715,721           2,099,071

Income tax expense                                                  513,126             667,986             475,726
                                                            ---------------     ---------------    ----------------

Net income                                                  $     2,358,260     $     2,047,735    $      1,623,345
                                                            ===============     ===============    ================

Earnings per share
     Basic                                                  $          1.76     $          1.48    $           1.14
     Diluted                                                           1.74                1.47                1.13


                            See accompanying notes.


                                 FFW CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended June 30, 2003, 2002 and 2001

                                                                                              Unearned
                                                                               Accumulated    Management
                                                     Additional                   Other       Retention                    Total
                                           Common     Paid-In     Retained    Comprehensive     Plan      Treasury     Shareholders'
                                            Stock     Capital     Earnings        Income       Shares       Stock          Equity
                                            -----     -------     --------        ------       ------       -----          ------

Balance at July 1, 2000                    $18,070  $9,228,128   $15,547,131   $(1,479,969)   $(72,354)  $(3,626,086)   $19,614,920

Cash dividends - $0.52 per share                 -           -      (747,316)            -           -             -       (747,316)
1,000 shares purchased under MRP
 and 750 MRP shares forfeited                    -       1,906             -             -      (1,344)         (562)             -
Purchased 36,400 shares, net                     -           -             -             -           -      (456,090)      (456,090)
Issued 25,200 shares on stock options          228     106,572             -             -           -        19,200        126,000
Amortization of MRP contribution                 -           -             -             -      21,456             -         21,456
Net income                                       -           -     1,623,345             -           -             -      1,623,345
Other comprehensive income, net of tax:
 Unrealized appreciation (depreciation)
  on securities available for sale, net of
  tax of $1,187,178                              -           -             -     1,810,745           -             -              -
                                                                               -----------
 Total other comprehensive income                -           -             -     1,810,745           -             -      1,810,745
                                                                                                                       ------------
Comprehensive income                             -           -             -             -           -             -      3,434,090
                                           -------  ----------   -----------   -----------    --------   -----------   ------------

Balance at June 30, 2001                    18,298   9,336,606    16,423,160       330,776      (52,242)  (4,063,538)    21,993,060



                                  (Continued)

                                 FFW CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended June 30, 2003, 2002 and 2001


                                                                                              Unearned
                                                                               Accumulated    Management
                                                     Additional                   Other       Retention                    Total
                                           Common     Paid-In     Retained    Comprehensive     Plan      Treasury     Shareholders'
                                            Stock     Capital     Earnings        Income       Shares       Stock          Equity
                                            -----     -------     --------        ------       ------       -----          ------

Balance at June 30, 2001                    18,298   9,336,606    16,423,160       330,776     (52,242)   (4,063,538)    21,993,060

Cash dividends - $0.56 per share                 -           -      (759,840)            -           -             -       (759,840)
4,000 shares purchased under MRP                 -      16,440             -             -     (56,800)       40,360              -
Purchased 58,260 shares                          -           -             -            -           -      (792,322)       (792,322)
Issued 9,157 shares on stock options             -      (7,923)            -             -           -        92,079         84,156
Amortization of MRP contribution                 -           -             -             -      28,081             -         28,081
Net income                                       -           -     2,047,735             -           -             -      2,047,735
Other comprehensive income, net of tax:
 Unrealized appreciation (depreciation)
  on securities available for sale, net of
  tax of $(24,033)                               -           -             -      (192,081)          -             -
                                                                                 ---------
 Total other comprehensive income                -           -             -      (192,081)          -             -       (192,081)
                                                                                                                         ----------
Comprehensive income                             -           -             -           -           -             -        1,855,654
                                           -------  ----------   -----------     ---------    --------   -----------     ----------

Balance at June 30, 2002                    18,298   9,345,123    17,711,055       138,695     (80,961)   (4,723,421)    22,408,789

Cash dividends - $0.60 per share                 -           -      (803,048)            -           -             -       (803,048)
Purchased 55,575 shares                          -           -             -             -           -      (938,792)      (938,792)
Amortization of MRP contribution                 -           -             -             -      32,789             -         32,789
Net income                                       -           -     2,358,260             -           -             -      2,358,260
Other comprehensive income, net of tax:
 Unrealized appreciation (depreciation)
  on securities available for sale, net of
  tax of $689,198                                -           -             -       582,070           -             -
                                                                                 ---------
 Total other comprehensive income                -           -             -       582,070           -             -        582,070
                                                                                                                         ----------
Comprehensive income                             -           -             -             -           -             -      2,940,330
                                           -------  ----------   -----------     ---------    --------   -----------     ----------

Balance at June 30, 2003                   $18,298  $9,345,123   $19,266,267     $ 720,765    $(48,172)  $(5,662,213)   $23,640,068
                                           =======  ==========   ===========     =========    ========   ===========    ===========


                            See accompanying notes.

                                FFW CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 2003, 2002 and 2001

                                                                 2003                2002                2001
                                                                 ----                ----                ----
Cash flows from operating activities
    Net income                                              $     2,358,260     $     2,047,735    $      1,623,345
    Adjustments to reconcile net income to net cash
      from operating activities
       Depreciation and amortization                                524,281             172,605              (2,743)
       Provision for loan losses                                  1,440,000           1,355,000           1,715,000
       Net (gains) losses on sales of:
          Securities                                                (26,033)           (228,817)             14,159
          Loans held for sale                                    (1,019,519)           (715,115)            (84,601)
          REOs and repossessed assets                               (47,861)             10,415               5,524
       Originations of loans held for sale                      (52,282,546)        (28,102,589)        (10,081,738)
       Proceeds from sales of loans held for sale                52,831,522          28,352,376          10,166,339
       Increase in cash surrender value of life insurance          (218,031)                  -                   -
       Amortization of MRP contribution                              32,789              28,081              21,456
       Net change in accrued interest receivable
         and other assets                                           120,938             (24,085)            428,575
       Amortization of goodwill and core deposit
         intangibles                                                 73,146             167,039             162,584
       Net change in accrued interest payable and
         other liabilities                                        1,249,812             229,932              91,474
                                                            ---------------     ---------------    ----------------
          Net cash from operating activities                      5,036,758           3,292,577           4,059,374

Cash flows from investing activities
    Proceeds from:
       Sales, calls and maturities of securities
         available for sale                                      10,291,285          27,427,247          18,313,604
       Sales of REOs and repossessed assets                         567,086             404,501             632,014
    Purchase of:
       Securities available for sale                            (46,215,848)        (47,046,695)        (25,652,052)
       FHLB stock                                                   (45,000)                  -                   -
       Life insurance                                            (4,500,000)                  -                   -
    Principal collected on mortgage-backed securities            23,590,002           4,279,463           1,574,615
    Net change in loans receivable                               11,234,726           8,688,445          (3,986,875)
    Purchases of premises and equipment, net                       (172,398)           (785,496)           (267,349)
    Investment in limited partnership                                     -                   -             (75,000)
                                                            ---------------     ---------------    ----------------
       Net cash from investing activities                        (5,250,147)         (7,032,535)         (9,461,043)

Cash flows from financing activities
    Net change in deposits                                        4,785,772          14,030,670          11,525,452
    Proceeds from borrowings                                     13,500,000          39,290,750          57,000,000
    Repayment of borrowings                                     (15,824,223)        (47,325,102)        (58,770,636)
    Proceeds from stock options                                           -              84,156             126,000
    Purchase of treasury stock                                     (938,792)           (792,322)           (456,090)
    Cash dividends paid                                            (803,048)           (759,840)           (747,316)
                                                            ----------------    ---------------    ----------------
       Net cash from financing activities                           719,709           4,528,312           8,677,410
                                                            ---------------     ---------------    ----------------
Net change in cash and cash equivalents                             506,320             788,354           3,275,741

Beginning cash and cash equivalents                               9,318,513           8,530,159           5,254,418
                                                            ---------------     ---------------    ----------------

Ending cash and cash equivalents                            $     9,824,833     $     9,318,513    $      8,530,159
                                                            ===============     ===============    ================

Supplemental disclosure of cash flow information
    Cash paid during the period
       Interest                                             $     7,388,816     $     9,495,010    $     10,847,619
       Income taxes                                                 678,000             718,000             353,000



                            See accompanying notes.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include FFW Corporation (the Company), and its wholly-owned subsidiaries, First Federal Savings Bank of Wabash (the Bank) and FirstFed Financial, Inc. Also included in the consolidated financial statements is Wabash Investments, Inc., a wholly-owned subsidiary of the Bank, which is a Nevada corporation that manages a portion of the Bank's investment portfolio. All intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is the origination of commercial and residential real estate loans (see Note 14).

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans and intangible assets, the carrying value of loans held for sale, the value of mortgage servicing rights, the accrued liability for deferred compensation, the fair value of stock options, the realization of deferred tax assets and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, the classification and carrying value of loans held for sale, and the fair value of securities and other financial instruments are particularly susceptible to material change in the near term.

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

                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



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

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for small-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

Intangible Assets: Intangible assets arising primarily from the acquisition of the South Whitley Branch, on June 13, 1998, include goodwill and core deposit intangibles. Goodwill represents the excess of the purchase price over the assets acquired. Effective July 1, 2002, the Company adopted new accounting standards for intangible assets, and as a result, reclassified $975,000 of unidentifiable intangible assets arising from previous acquisitions into goodwill. On July 1, 2002, the Company also discontinued the amortization of goodwill into expense and began reviewing goodwill for impairment. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. Management has determined that the Company's goodwill is not impaired as of June 30, 2003. Core deposit intangibles are amortized on an accelerated basis over 10 years. As of June 30, 2003, core deposit intangibles were fully amortized. (see Note 7)

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

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

                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.



                                                     2003              2002             2001
                                                     ----              ----             ----

Net income as reported                         $    2,358,260   $    2,047,735    $    1,623,345
Less:  Stock-based compensation expense
 determined under fair value based method              30,656           35,763            35,033
                                               --------------   --------------    --------------
Pro forma net income                           $    2,327,604   $    2,011,972    $    1,588,312
                                               ==============   ==============    ==============

Basic earnings per share as reported           $         1.76   $         1.48    $         1.14
Pro forma basic earnings per share                       1.74             1.45              1.12

Diluted earnings per share as reported                   1.74             1.47              1.13
Pro forma diluted earnings per share                     1.72             1.44              1.10




There were no stock options granted during 2003. The pro forma effects of stock options granted during 2002 and 2001 were computed using option pricing models with the following weighted-average assumptions as of grant date.

                                      2003         2002          2001
                                      ----         ----          ----
Risk-free interest rate                   -         5.31%        5.21%
Expected option life in years             -         8           10
Expected stock price volatility           -        24.00%       26.00%
Dividend yield                            -         4.34%        3.11%


In future years, as additional options are granted, the proforma effect on net income and earnings per share may increase. Stock options are used to reward directors and certain executive officers and provide them with an additional equity interest. Options are issued for ten year periods and have varying vesting schedules.

Life Insurance Plans: The Company purchased bank owned life insurance during the year ended June 30, 2003. Life insurance plans are provided for certain executive officers on a split dollar basis. The Company is the owner of the split dollar policies. The officers are entitled to a sum equal to two times the employee's annual salary at death, if actively employed. The Company is entitled to the remainder of the death proceeds. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies, life insurance policies related to the Company's Salary Continuation Plan and other bank owned life insurance policies totaled approximately $4,718,000 as of June 30, 2003.

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

                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Newly Issued But Not Yet Effective Accounting Standards: The Financial Accounting Standards Board (FASB) recently issued two new accounting standards, Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. Management determined that, upon adopting the new standards, they will not materially affect the Company's operating results or financial condition.


                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



NOTE 2 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in the computation of basic earnings per share and diluted earnings per share is presented below:



                                                                                 Year ended June 30,
                                                                     2003               2002              2001
                                                                     ----               ----              ----
     Basic Earnings Per Share
     Numerator:  Net income                                    $    2,358,260     $    2,047,735    $     1,623,345
                                                               ==============     ==============    ===============

     Denominator: Weighted average shares
         outstanding                                                1,343,441          1,384,704          1,423,731
         Less:  Average non-vested MRP shares                          (5,772)            (4,930)            (5,218)
                                                               --------------     --------------    ---------------

         Weighted average shares outstanding                        1,337,669          1,379,774          1,418,513
                                                               ==============     ==============    ===============

     Basic earnings per share                                  $         1.76     $         1.48    $          1.14
                                                               ==============     ==============    ===============


     Diluted Earnings Per Share
     Numerator:  Net income                                    $    2,358,260     $    2,047,735    $     1,623,345
                                                               ==============     ==============    ===============

     Denominator:  Weighted average shares
           outstanding for basic earnings per
           share                                                    1,337,669          1,379,774          1,418,513
         Add:  Dilutive effects of assumed exercise
                of stock options and nonvested MRP shares              16,609             10,985             16,735
                                                               --------------     --------------    ---------------

         Weighted average shares
           and dilutive potential shares
           outstanding                                              1,354,278          1,390,759          1,435,248
                                                               ==============     ==============    ===============

     Diluted earnings per share                                $         1.74     $         1.47    $          1.13
                                                               ==============     ==============    ===============


                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001


NOTE 3 - SECURITIES

At June 30, securities were as follows:
                                                  Fair
                                                  Value           Gains           Losses

     Available for sale - 2003
          U.S. government and agency        $    16,696,863  $      527,628  $            -
          State and municipal                    20,263,498       1,329,986               -
          Corporate bonds                         7,234,718         265,268          (5,000)
          Mortgage backed                        28,356,127         334,907         (80,619)
          Equity                                 12,802,004         177,501        (971,179)
          Mutual funds                            4,283,565          91,791         (67,486)
                                            ---------------  --------------  ---------------

                                            $    89,636,775  $    2,727,081  $   (1,124,284)
                                            ===============  ==============  ==============

     Available for sale - 2002
          U.S. government and agency        $    12,893,573  $       84,838  $      (55,649)
          State and municipal                    17,082,537         392,925         (55,788)
          Corporate bonds                         2,531,079          58,427          (1,333)
          Mortgage backed                        29,263,414         258,946        (132,739)
          Equity                                 10,314,099         185,250        (340,675)
          Mutual funds                            4,259,927          16,599         (79,272)
                                            ---------------  --------------  --------------

                                            $    76,344,629  $      996,985  $     (665,456)
                                            ===============  ==============  ==============



Contractual maturities of debt securities at June 30, 2003 were as follows. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations. Securities not due at a single maturity date are shown separately.

                                                Fair Value

         Due in one year or less             $     2,608,250
         Due from one to five years               12,236,649
         Due from five to ten years                4,989,107
         Due after ten years                      24,361,073
         Mortgage backed                          28,356,127
         Equity                                   12,802,004
         Mutual funds                              4,283,565
                                             ---------------
                                             $    89,636,775
                                             ===============



Sales/calls of securities available for sale for the years ended June 30 were:

                                  2003             2002               2001
                                  ----             ----               ----

     Sales                  $    2,537,790     $   13,145,650    $    3,442,356
     Calls                       7,603,495         11,631,600        13,806,248
     Gross gains                    26,674            296,417            13,624
     Gross losses                     (641)           (67,600)          (27,783)


                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable as of June 30 were as follows:

                                                                                     2003               2002
                                                                                     ----               ----
Mortgage loans
     Secured by one-to-four family residences (conventional)                    $    64,503,680    $    65,657,658
     Secured by other properties (commercial)                                        24,592,764         21,877,315
     Construction                                                                     1,570,824          2,746,126
                                                                                ---------------    ---------------
                                                                                     90,667,268         90,281,099

     Undisbursed portion of construction loans                                         (921,401)          (678,953)
     Net deferred loan origination fees                                                 (61,144)           (48,641)
                                                                                ---------------    ---------------
        Total mortgage loans                                                         89,684,723         89,553,505

Consumer and other loans
     Automobile                                                                      14,976,771         21,965,552
     Manufactured home                                                                  135,734            164,123
     Home equity and improvement                                                     15,138,725         17,232,172
     Commercial                                                                       8,347,504         12,040,688
     Other                                                                            3,014,839          3,122,198
                                                                                ---------------    ---------------
                                                                                     41,613,573         54,524,733
     Net deferred loan origination costs                                                 20,589            140,797
                                                                                ---------------    ---------------
        Total consumer and other loans                                               41,634,162         54,665,530

Allowance for loan losses                                                            (2,592,092)        (2,361,241)
                                                                                ---------------    ---------------

                                                                                $   128,726,793    $   141,857,794
                                                                                ===============    ===============



Activity in the allowance for loan losses for the years ended June 30 was as follows:

                                      2003             2002            2001
                                      ----             ----            ----

   Beginning balance              $  2,361,241    $  1,773,194     $  1,961,318
   Provision for loan losses         1,440,000       1,355,000        1,715,000
   Charge-offs                      (1,529,259)     (1,232,425)      (2,191,984)
   Recoveries                          320,110         465,472          288,860
                                  ------------    ------------     ------------

   Ending balance                 $  2,592,092    $  2,361,241     $  1,773,194
                                  ============    ============     ============



                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001

NOTE 4 - LOANS RECEIVABLE, NET (Continued)

Information regarding impaired loans was as follows for the years ended June 30:

                                                                          2003             2002            2001
                                                                          ----             ----            ----

     Year end loans with no allowance for loan losses allocated       $          -    $          -     $          -
     Year end loans with allowance for loan losses allocated             1,951,334       1,486,204        2,141,236
     Amount of allowance allocated                                         517,209         405,320          492,328

     Average of impaired loans during the year                           1,845,155       1,807,605        1,823,017
     Interest income recognized during impairment                          103,305          34,955           99,656
     Cash-basis interest income recognized                                  95,693          23,902           92,330


Nonperforming loans were as follows for the years ended June 30:
                                                                              2003            2002             2001
                                                                              ----            ----             ----
                                                                                      (In thousands)
     Loans past due over 90 days still on accrual                     $          -    $          -     $          -
     Nonaccrual loans                                                        2,616           1,942            1,319



Nonperforming loans and impaired loans are defined differently. Nonperforming loans include both individually classified impaired loans and smaller balance homogeneous loans that are collectively evaluated for impairment. A loan is impaired when full payment under the loan terms is not expected. Some loans may be included in both categories, whereas other loans may only be included in one category.


NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets in the balance sheets. These loans totaled $67,906,000 and $51,044,000 at June 30, 2003 and 2002. Related escrow deposit balances were $259,000 and $108,000 at June 30, 2003 and 2002.


NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 were as follows:


                                                2003                 2002
                                                ----                 ----

   Land                                   $        480,121    $        480,121
   Buildings                                     2,881,987           2,928,821
   Furniture, fixtures and equipment             1,110,249           1,056,603
                                          ----------------    ----------------
       Total cost                                4,472,357           4,465,545
   Accumulated depreciation                     (1,795,255)         (1,772,382)
                                          ----------------    ----------------

                                          $      2,677,102    $      2,693,163
                                          ================    ================



                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001

NOTE 7 - GOODWILL

The carrying amount of goodwill was $975,000 at June 30, 2003 and 2002. Goodwill is no longer amortized starting July 1, 2002. The effect of not amortizing goodwill is summarized as follows for the years ending June 30:


                                                                2003               2002               2001
                                                                ----               ----               ----

     Net income as reported                                $    2,358,260    $     2,047,735    $    1,623,345
     Add back: goodwill amortization, net of tax                        -             56,712            54,021
                                                           --------------    ---------------    --------------
     Adjusted net income                                   $    2,358,260    $     2,104,447    $    1,677,366
                                                           ==============    ===============    ==============

     Basic earnings per share as reported                  $         1.76    $          1.48    $         1.14
     Diluted earnings per share as reported                          1.74               1.47              1.13
     Adjusted basic earnings per share                               1.76               1.53              1.18
     Adjusted diluted earnings per share                             1.74               1.51              1.17




NOTE 8 - DEPOSITS

Deposit  accounts   individually   exceeding   $100,000  totaled   approximately
$36,015,000 and $36,023,000 at June 30, 2003 and 2002.

At June 30, 2003, stated maturities of certificates of deposit for the years ended June 30 were:

                  2004              $     41,940,142
                  2005                    18,824,745
                  2006                     6,215,145
                  2007                     3,790,120
                  Thereafter              10,987,968
                                    ----------------
                                    $     81,758,120
                                    ================


NOTE 9 - OTHER BORROWINGS

Federal Home Loan Bank (FHLB) advances totaled $52,038,331 and $54,362,554 at June 30, 2003 and 2002. The majority of the advances carry fixed interest rates ranging from 4.12% to 7.94% as of June 30, 2003 and the scheduled maturities during the years ended June 30 were as follows:

                  2004              $     12,500,000
                  2005                     4,979,964
                  2006                             -
                  2007                             -
                  2008                     2,979,964
                  Thereafter              31,578,403
                                    ----------------
                                    $     52,038,331
                                    ================


The Bank also maintains a $1,000,000 overdraft line of credit agreement with the FHLB which terminates on June 2, 2004. As of June 30, 2003 and 2002, no balance was outstanding under this agreement.

FHLB advances and the overdraft line of credit agreement are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency and mortgage-backed securities. At June 30, 2003, collateral of approximately $64.8 million is pledged to the FHLB to secure advances outstanding.


                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001

NOTE 10 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company. As of July 1, 2002, the latest actuarial valuation, plan assets exceeded the actuarially determined value of total vested benefits. For the years ending June 30, 2003 2002, and 2001, administrative pension expenses were $4,000, 9,000 and $3,000. As of June 30, 2002 and 2001, the plan had reached its full funding limitation for Internal Revenue Code purposes and a contribution was not required. The Company, however, does anticipate a contribution expense in 2004. Contributions may also be required in future years.

401(k) Plan: A retirement savings 401(k) plan covers full time employees 21 or older that have completed one year of service. Participants may defer up to 15% of compensation. The Company matches 100% of elective deferrals on the first 4% of the participants' compensation, and the Company matches 50% of elective deferrals on the next 2% of the participant's compensation. Additionally, the Company may contribute up to 4% of each participant's compensation regardless of the participant's personal contributions to their 401(k) account depending on earnings and other benefit expenses. Expenses under this plan were $67,000, $55,000 and $41,000 for 2003, 2002 and 2001.

Stock Option Plan: The 1992 Stock Option and Incentive Plan authorizes options of 169,000 shares of common stock. During 1999, the Company registered with the Securities and Exchange Commission the 1999 Omnibus Incentive Plan. This plan authorizes options, restricted stock and stock appreciation rights of 142,000 shares of common stock. For both plans when options are granted, the option price is at least 100% of the market value of common stock on the date of grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year. No compensation expense was recognized for stock options for 2003, 2002 and 2001.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10 year periods with varying vesting periods. Information about option grants follows:


                                                                                            Weighted
                                   Number of                             Weighted            Average
                                  Outstanding         Exercise            Average          Fair Value
                                    Options             Price         Exercise Price        of Grants
                                    -------             -----         --------------        ---------

   Outstanding, July 1, 2000          69,954        $5.00 - 18.50      $    11.20
   Forfeited                         (11,030)        5.00 - 18.50           15.99
   Granted                            28,116             11.38              11.38           $    2.61
   Exercised                         (25,200)             5.00               5.00
                                 -----------
   Outstanding, June 30, 2001         61,840         5.00 - 18.50           12.95
   Granted                             4,000             14.20              14.20                2.92
   Exercised                          (8,243)        5.00 - 11.38            9.65
                                 -----------
   Outstanding, June 30, 2002         57,597        11.38 - 18.50           13.51
   Granted                                 -              -                   -                     -
   Exercised                               -              -                   -
                                 -----------
   Outstanding, June 30, 2003         57,597       $11.38 - 18.50          $13.51
                                 ===========



The weighted average remaining contractual life of options outstanding at June 30, 2003 was approximately seven years. Stock options exercisable at June 30, 2003, 2002 and 2001 totaled 37,293, 23,016 and 16,349 at a weighted average exercise price of $14.27, $14.96 and $13.73. As of June 30, 2003, 91,668 options remain available for future grants.

Deferred Compensation: The Company has a deferred compensation plan for certain directors of the Company. The Company/Bank is obligated to pay each such individual or beneficiaries the accumulated contributions plus interest credited for the deferred compensation plan. A deferred compensation liability of $31,000 and $26,000 at June 30, 2003 and 2002 has been accrued for these obligations. The expense for these plans was $6,000 for 2003, 2002 and 2001.

                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001

NOTE 10 - EMPLOYEE BENEFITS  (continued)

Employee Stock Ownership Plan (ESOP): On April 30, 2002, the Company terminated the ESOP, and all plan participants were given the option of receiving a distribution for their investment in the plan or the participants could transfer their ESOP investment to their 401(k) investment account or other retirement accounts.

During the year ending June 30, 2001, the Bank contributed an additional $101,500 to purchase 8,000 shares for the ESOP. As of June 30, 2001, these shares were allocated to eligible employees participating in the ESOP plan and included in the ESOP when it was terminated. As of May 1, 2002, the ESOP plan no longer held shares of the Company's common stock.



ESOP shares as of June 30 were:
                                                                          2003            2002           2001
                                                                          ----            ----           ----

     Allocated (including shares committed to be released)                       -        128,300        128,300
     Shares contributed and allocated                                            -              -          8,000
     Shares withdrawn from the plan by participants                              -        (69,442)       (45,774)
     Termination of plan                                                         -        (58,858)             -
                                                                     -------------  -------------  -------------

     Total ESOP shares held in the plan                                          -              -         90,526
                                                                     =============  =============  =============


Management Recognition and Retention Plans: The Management Recognition and Retention Plans (MRP) provide directors, officers and other key employees with a proprietary interest in the Company to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in shares of common stock awarded on a discretionary basis at a rate of 25% per year beginning on the date of grant. Expense of $33,000, $28,000 and $21,000 was recorded for these plans for the years ended June 30, 2003, 2002 and 2001.

Salary Continuation Plan: On January 1, 2003, the Company implemented a Salary Continuation Plan (Plan) for certain executive officers. The Company is recording an expense equal to the projected present value of the payments due after retirement based on the participants' vesting schedules and projected remaining years of service. The accrued liability for this plan as of June 30, 2003 was approximately $29,000 which equals the expense recorded during the year ended June 30, 2003.


NOTE 11 - INCOME TAXES

Income tax expense for the years ended June 30 was:

                                  2003            2002            2001
                                  ----            ----            ----
     Federal
         Current              $    514,237    $    493,854     $    396,096
         Deferred                 (149,013)        (12,137)         (53,288)
                              ------------    ------------     ------------
                                   365,224         481,717          342,808
     State
         Current                   162,019         190,315          162,667
         Deferred                  (14,117)         (4,046)         (29,749)
                              ------------    ------------     ------------
                                   147,902         186,269          132,918
                              ------------    ------------     ------------

     Income tax expense       $    513,126    $    667,986     $    475,726
                              ============    ============     ============




                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001


NOTE 11 - INCOME TAXES  (continued)

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% as follows:


                                                                          2003             2002            2001
                                                                          ----             ----            ----

Income taxes at 34% statutory rate                                    $    976,271    $    923,345     $    713,684
Tax effect of:
     Tax-exempt income                                                    (305,067)       (196,285)        (138,466)
     State tax, net of federal income tax effect                            97,615         122,938           87,725
     Earnings on life insurance                                            (74,131)              -                -
     Dividends received deduction                                         (119,022)       (124,096)        (100,755)
     Low income housing credits                                            (79,999)        (91,496)         (88,724)
     Other                                                                  17,459          33,580            2,262
                                                                      ------------    ------------     ------------

         Total income tax expense                                     $    513,126    $    667,986     $    475,726
                                                                      ============    ============     ============


Components of the net deferred tax liability as of June 30 are:
                                                                          2003             2002            2001
                                                                          ----             ----            ----
     Deferred tax assets:
         Bad debts                                                    $    996,799    $    864,224     $    634,833
         Deferred compensation                                              12,206          10,313            8,921
         Core deposit intangible                                           105,466          86,585          119,111
         Deferred loan fees                                                 15,948               -                -
         General business credit carry forward                              60,310               -                -
         Other                                                              51,745          56,287           66,641
                                                                      ------------    ------------     ------------
                                                                         1,242,474       1,017,409          829,506
     Deferred tax liabilities:
         Accretion                                                        (111,202)       (110,821)         (56,331)
         Net deferred loan costs                                                 -         (35,487)         (97,441)
         Mortgage servicing rights                                        (241,699)       (179,184)               -
         FHLB stock dividend                                               (34,526)              -                -
         Appreciation on securities available for sale                    (882,032)       (192,834)        (216,867)
                                                                      ------------    ------------     ------------
                                                                        (1,269,459)       (518,326)        (370,639)
     Valuation allowance                                                         -               -                -
                                                                      ------------    ------------     ------------

     Net deferred tax asset (liability)                               $    (26,985)   $    499,083     $    458,867
                                                                      ============    ============     ============



Federal income tax laws provided savings banks with additional bad debt deductions through 1987, totaling $1,156,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $393,000 at June 30, 2003 and 2002. If the Bank was liquidated or otherwise ceased to be a bank or if tax laws were to change, the $393,000 would be recorded as expense.




                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



NOTE 12 - REGULATORY MATTERS

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



The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                     Minimum
                                                                                                   To Be Well
                                                                      Minimum                   Capitalized Under
                                                                     For Capital                Prompt Corrective
                                         Actual                   Adequacy Purposes             Action Provisions
                                     Amount     Ratio              Amount      Ratio             Amount     Ratio
                                                               (Dollars in thousands)
As of June 30, 2003
Total Capital                      $ 21,119     14.48%         $  11,671       8.00%          $  14,589     10.00%
Tier I (Core) Capital                19,286     13.22%             5,835       4.00%              8,753      6.00%
       (to risk weighted assets)
Tier I (Core) Capital                19,286      8.12%             9,505       4.00%             11,882      5.00%
       (to adjusted total assets)
Tier I (Core) Capital                19,286      8.24%             9,361       4.00%             11,701      5.00%
       (to average assets)

As of June 30, 2002
Total Capital                      $ 20,359     13.58%         $  11,985       8.00%          $  14,994     10.00%
Tier I (Core) Capital                18,480     12.32%             5,998       4.00%              8,997      6.00%
       (to risk weighted assets)
Tier I (Core) Capital                18,480      7.88%             9,375       4.00%             11,719      5.00%
       (to adjusted total assets)
Tier I (Core) Capital                18,480      8.07%             9,157       4.00%             11,446      5.00%
       (to average assets)



Regulations of the Office of Thrift Supervision (OTS) limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the OTS. Under the regulations, the Bank can make without application to the OTS (but only after filing a notification to the OTS), distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain adequately capitalized, as defined in the OTS's prompt corrective action regulations, following the proposed distribution. Accordingly, at June 30, 2003, approximately $2,115,000 of the Bank's retained earnings was potentially available for distribution to the Company.




                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30 were as follows:



                                          2 0 0 3                       2 0 0 2
                                          -------                       -------
                                   Fixed        Variable          Fixed        Variable
                                   Rate           Rate            Rate           Rate

Commitments to make loans     $    2,407,200  $     946,400  $1,313,700     $    2,053,500
Unused lines of credit                     -     17,111,700              -      14,744,000
Standby letters of credit                  -      2,424,100              -       1,430,000
                              --------------  -------------  -------------  --------------

                              $    2,407,200  $  20,482,200  $   1,313,700  $   18,227,500
                              ==============  =============  =============  ==============



Fixed rate loan commitments at June 30, 2003 were at current rates, ranging primarily from 4.50% to 8.00%.

Variable rate loan commitments, unused lines of credit and standby letters of credit at June 30, 2003 were at current rates ranging from 4.25% to 9.50% for loan commitments, 4.25% to 12.00% for unused lines of credit, and primarily at the national prime rate of interest plus 100 to 300 basis points for standby letters of credit.

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

Under employment agreements with certain other officers, certain events leading to separation from the Company could result in cash payments totaling their current year salary, payable over the term the amount would have been originally paid.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

The Bank has a 3% limited partner interest in a limited partnership formed to construct, own and manage affordable housing projects. The Bank is one of 13 investors. As of June 30, 2003, the Bank had invested $750,000 and had recorded equity in the operating loss of the limited partnership of $46,000, $71,000 and $81,000 for the years ended June 30, 2003, 2002 and 2001. At both June 30, 2003 and 2002, the obligation due to the limited partnership was $0. The Bank receives 3% of the eligible tax credits. For the years ended June 30, 2003, 2002 and 2001, the Bank received approximately $80,000, $91,000 and $89,000 in tax credits.




                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001


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


NOTE 15 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                  Balance - June 30, 2002            $  1,607,498

                      New loans                           557,071

                      Repayments                         (624,313)

                      Other changes                        (6,467)
                                                     ------------

                  Balance - June 30, 2003            $  1,533,789
                                                     ============


Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.




                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial  statements for the parent company,  FFW
Corporation.

                            CONDENSED BALANCE SHEETS
                             June 30, 2003 and 2002

                                                           2003                2002
                                                           ----                ----
ASSETS
Cash and cash equivalents                             $       130,549    $        556,731
Investment in Bank subsidiary                              21,269,077          19,650,259
Investment in non-bank subsidiary                             413,880             395,678
Securities available for sale                               1,976,702           1,901,442
Other assets                                                   26,390              59,819
                                                      ---------------    ----------------

     Total assets                                     $    23,816,598    $     22,563,929
                                                      ===============    ================

LIABILITIES
Accrued expenses and other liabilities                $       176,530    $        155,140

SHAREHOLDERS' EQUITY
Common stock                                                   18,298              18,298
Additional paid-in capital                                  9,345,123           9,345,123
Retained earnings                                          19,266,267          17,711,055
Accumulated other comprehensive income                        720,765             138,695
Unearned employee MRP                                         (48,172)            (80,961)
Treasury stock                                             (5,662,213)         (4,723,421)
                                                      ----------------   ----------------
     Total shareholders' equity                            23,640,068          22,408,789
                                                      ---------------    ----------------

         Total liabilities and shareholders' equity   $    23,816,598    $     22,563,929
                                                      ===============    ================


                         CONDENSED STATEMENTS OF INCOME
                For the years ended June 30, 2003, 2002 and 2001

                                                               2003           2002            2001
                                                               ----           ----            ----

Interest income                                              $  105,396     $   88,056    $  105,072

Gain (loss) on the sale of securities available for sale         15,591        (67,600)            -
Dividend income                                               1,300,000      1,815,000       740,000
Other income                                                      6,975              -             -
                                                            -----------     ----------    ----------
                                                              1,427,962      1,835,456       845,072

Operating expense                                               186,874        196,859       162,612

Equity in undistributed income of subsidiaries
     Bank                                                     1,068,138        257,423       909,403
     Non-bank                                                    10,569         57,597        15,290
                                                            -----------     ----------    ----------

Income before income taxes                                    2,319,795      1,953,617     1,607,153

Income tax expense (benefit)                                    (38,465)       (94,118)      (16,192)
                                                             ----------     ----------    ----------

Net income                                                   $2,358,260     $2,047,735    $1,623,345
                                                             ==========     ==========    ==========





                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001


NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                For the years ended June 30, 2003, 2002 and 2001

                                                                    2003              2002               2001
                                                                    ----              ----               ----
Cash flows from operating activities
     Net income                                               $     2,358,260     $    2,047,735    $     1,623,345
     Adjustments to reconcile net income to net
       cash from operating activities
         Equity in undistributed income of subsidiaries            (1,078,707)          (315,020)          (924,693)
         Loss on the sale of securities                               (15,591)            67,600                  -
         Other                                                         36,759            157,109           (126,458)
                                                              ---------------     --------------    ---------------
              Net cash from operating activities                    1,300,721          1,957,424            572,194

Cash flows from investing activities
     Proceeds from sales of securities                                274,205          1,061,625                  -
     Maturities of securities available for sale                            -            238,921            565,000
     Purchase of securities available for sale                       (259,268)        (1,312,050)          (171,690)
                                                              ---------------     --------------    ---------------
         Net cash from investing activities                            14,937            (11,504)           393,310

Cash flows from financing activities
     Proceeds from stock options                                            -             84,156            126,000
     Purchase of treasury stock                                      (938,792)          (792,322)          (456,090)
     Cash dividends paid                                             (803,048)          (759,841)          (747,316)
                                                              ---------------     --------------    ---------------
         Net cash from financing activities                        (1,741,840)        (1,468,007)        (1,077,406)
                                                              ---------------     --------------    ---------------

Net change in cash and cash equivalents                              (426,182)           477,913           (111,902)

Beginning cash and cash equivalents                                   556,731             78,818            190,720
                                                              ---------------     --------------    ---------------

Ending cash and cash equivalents                              $       130,549     $      556,731    $        78,818
                                                              ===============     ==============    ===============


The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 12).



                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001


NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows estimated fair values and related carrying amounts of the Company's financial instruments at June 30. Items which are not financial instruments are not included.

                                                         2 0 0 3                         2 0 0 2
                                                         -------                         -------
                                               Carrying         Estimated       Carrying         Estimated
                                                Amount         Fair Value        Amount         Fair Value
                                                    (In  thousands)                  (In  thousands)

Cash and cash equivalents                   $        9,825  $         9,825  $        9,319  $        9,319
Securities available for sale                       89,637           89,637          76,345          76,345
Loans receivable, net                              128,727          133,237         141,858         146,468
Federal Home Loan Bank stock                         3,446            3,446           3,401           3,401
Accrued interest receivable                          1,388            1,388           1,448           1,448
Mortgage servicing rights asset                        615              615             465             465
Cash surrender value of life insurance               4,718            4,718               -               -
Noninterest-bearing deposits                       (11,238)         (11,238)         (9,982)         (9,982)
Interest-bearing deposits                         (152,208)        (155,362)       (148,679)       (150,103)
Borrowings                                         (52,038)         (57,971)        (54,363)        (57,725)
Accrued interest payable                              (121)            (121)           (154)           (154)



For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 2003 and 2002. The estimated fair values for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable, mortgage servicing rights asset, cash surrender value of life insurance, noninterest-bearing deposits and accrued interest payable are considered to approximate cost. The estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, net, is based on estimates of the rate the Bank would charge for similar loans at June 30, 2003 and 2002 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for mortgage servicing rights is based on groupings of the underlying loans as to interest rates as well as their geographic and prepayment characteristics. The estimated fair value for interest-bearing deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at June 30, 2003 and 2002, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2003 and 2002, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 2003 and 2002 should not necessarily be considered to apply to subsequent dates.

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


                                  (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2003, 2002 and 2001



NOTE 18 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                 2003               2002                 2001
                                                                 ----               ----                 ----
Net change in net unrealized appreciation
  (depreciation) on securities available
  for sale

     Net unrealized appreciation (depreciation)
       arising during the year                              $    1,297,301      $       12,703     $      2,983,764

     Reclassification adjustments for (gains)
       losses included in net income                               (26,033)           (228,817)              14,159
                                                            --------------      --------------     ----------------

         Net change in net unrealized appreciation
           (depreciation) on securities available
           for sale                                              1,271,268            (216,114)           2,997,923

Tax expense (benefit)                                              689,198             (24,033)           1,187,178
                                                            --------------      --------------     ----------------

     Total other comprehensive income (loss)                $      582,070      $     (192,081)    $      1,810,745
                                                            ==============      ==============     ================


                                  (Continued)


DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Wayne W. Rees                           Joseph W. McSpadden                  Roger K. Cromer
Owner and Publisher                     Vice President and Part Owner        President and Chief Executive
The Paper of Wabash County, Inc.        Beauchamp & McSpadden                Officer, FFW Corporation
                                                                             President and Chief Executive
J. Stanley Myers                        Ronald D. Reynolds                   Officer, First Federal Savings
Owner and Operator                      Owner, J.M. Reynolds Oil Co. Inc.    Bank of Wabash
Servisoft Water Conditioning, Inc.                                           Chairman of the Board,
                                        John N. Philippsen                   FirstFed Financial of Wabash
Thomas L. Frank                         Chief Financial Officer
Comptroller, B. Walter & Company        The Ford Meter Box Co.
Comptroller and Part Owner, Walter
Dimension Co.







OFFICERS

FFW CORPORATION                          FIRST  FEDERAL  SAVINGS             FIRSTFED FINANCIAL, INC
                                         BANK OF WABASH

Wayne W. Rees                            Wayne W. Rees                       Roger K. Cromer
Chairman of the Board                    Chairman of the Board               Chairman of the Board

Roger K. Cromer                          Roger K. Cromer                     Tony Pulley
President and Chief Executive            President and Chief Executive       President
Officer                                  Officer
                                                                             Wayne W. Rees
Christine K. Noonan                      Christine K. Noonan                 Secretary
Secretary                                Senior Vice President,
                                         Chief Operations Officer and        Timothy A. Sheppard
Timothy A. Sheppard                      Secretary                           Treasurer
Treasurer and Chief Accounting
Officer                                  Timothy A. Sheppard
                                         Vice President, Controller

                                         Noah T. Smith
                                         Vice President, Commercial Loans

                                         Sonia Niccum
                                         Vice President, Mortgage Loans




Shareholder Information

STOCK LISTING INFORMATION
--------------------------------------------------------------------------------

FFW Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation Small-Cap Market under the symbol "FFWC".


STOCK PRICE INFORMATION
--------------------------------------------------------------------------------

As of June 30, 2003 there were approximately 290 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low bid prices and dividends paid per share.

The stock price information was provided by NASD, Inc.



        Quarter Ended         High         Low       Declared
        -----------------------------------------------------
        Sept. 30, 2001       14.00       12.40         .14
        Dec. 31, 2001        13.50       12.95         .14
        March 31, 2002       14.40       13.25         .14
        June 30, 2002        16.48       14.51         .14
        Sept. 30, 2002       16.20       14.40         .15
        Dec. 31, 2002        16.95       15.35         .15
        March 31, 2003       17.45       15.86         .15
        June 30, 2003        20.20       17.22         .15



DIVIDENDS
--------------------------------------------------------------------------------

FFW Corporation declared and paid dividends of $0.60 per share for fiscal year 2003. The Board of Directors intends to continue payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW Corporation and other factors.


ANNUAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------

The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 p.m, October 28, 2003 at the executive offices of FFW Corporation located at:

                               1205 N. Cass Street
                                  P.O. Box 259
                              Wabash, Indiana 46992


ANNUAL REPORT ON FORM 10-KSB AND INVESTOR INFORMATION
--------------------------------------------------------------------------------

A copy of FFW Corporation's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

                               Timothy A. Sheppard
                     Treasurer and Chief Accounting Officer
                                 FFW Corporation
                               1205 N. Cass Street
                                  P.O. Box 259
                              Wabash, Indiana 46992

STOCK TRANSFER AGENT
--------------------------------------------------------------------------------

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock agent transfer agent and registrar by writing:

                         Registrar and Transfer Company
                                10 Commerce Drive
                               Cranford, NJ 07016


INVESTOR INFORMATION
--------------------------------------------------------------------------------

Shareholders, investors, and analysts interested in additional information may contact Roger K. Cromer, President and Chief Executive Officer.


CORPORATE OFFICE
--------------------------------------------------------------------------------

                                 FFW Corporation
                               1205 N. Cass Street
                                  P.O. Box 259
                              Wabash, Indiana 46992
                                 (260) 563-3185


BRANCH LOCATIONS
--------------------------------------------------------------------------------

                                North Manchester
                      1404 State Rd. 114 West P.O. Box 328
                           North Manchester, IN 46962
                                 (260) 982-2188

                                    Syracuse
                       500 S. Huntington St. P.O. Box 188
                               Syracuse, IN 46567
                                 (574) 457-4411

                                  South Whitley
                        105 E. Columbia St. P.O. Box 515
                             South Whitley, IN 46787
                                 (260) 723-5127


SPECIAL COUNSEL
--------------------------------------------------------------------------------

                              Barnes and Thornburg
                            11 South Meridian Street
                             Indianapolis, IN 46204


INDEPENDENT AUDITOR
--------------------------------------------------------------------------------

                          Crowe Chizek and Company LLC
                             330 E. Jefferson Blvd.
                              South Bend, IN 46624