Form 10KSB, Exhibit 13
period 2004-06-30
FFW CORP
filed 2004-09-27
CIK 895401

Exhibit 13

                                 FFW CORPORATION
                                 Wabash, Indiana

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS








PRESIDENT'S MESSAGE ...................................................    2

SELECTED CONSOLIDATED FINANCIAL INFORMATION ...........................    3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS ..............................    4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ...............   12

CONSOLIDATED BALANCE SHEETS - JUNE 30, 2004 and 2003...................   13

CONSOLIDATED STATEMENTS OF INCOME
     YEARS ENDED JUNE 30, 2004, 2003 and 2002 .........................   14

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
     YEARS ENDED JUNE 30, 2004, 2003 and 2002 .........................   15

CONSOLIDATED STATEMENTS OF CASH FLOWS
     YEARS ENDED JUNE 30, 2004, 2003 and 2002 .........................   17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.............................   18

DIRECTORS AND EXECUTIVE OFFICERS ......................................   37

SHAREHOLDER INFORMATION ...............................................   38





--------------------------------------------------------------------------------
                                                                              1.

PRESIDENT'S MESSAGE                                              FFW CORPORATION


Dear Shareholder:

I am pleased to report that FFW Corporation and its subsidiaries, First Federal Savings Bank and FirstFed Financial Inc., enjoyed great success in fiscal year 2004. The financial details are on the following pages, but here are the year's highlights:

o FFW Corporation posted record net income for the second consecutive year. Net income for the year ended June 30, 2004, was $2.44 million, or diluted earnings per share of $1.85. That compares to $2.36 million, or $1.74, last year.

o First Federal Savings Bank opened its first de novo branch since 1977 on June 21 in Columbia City. The branch was built following our community banking model:

        ___  Staffing the branch with knowledgeable, local people.

        ___  Making lending decisions at the branch.

        ___  Providing full-service banking coupled with convenient services.

     We are pleased with the response from the community and excited about the future of our newest branch office.

o We expanded our Syracuse branch to house a new mortgage and consumer loan officer and a representative from FirstFed Financial. We also completely redecorated the Wabash home office.

o First Federal invested in a number of new product and technology upgrades throughout the year to better serve our customers in a timely and accurate manner.

The Bank initiatives are the initial results of an evolving management strategy to strengthen shareholder value by (1) extending Bank services to new communities and (2) remaining committed to provide state of the art products and unparalleled service to both consumers and small businesses in those communities.

Your management team is committed to enhancing shareholder value and providing attractive returns on your investment. During the past fiscal year we repurchased 37,552 shares of stock at an average price of $21.69. In addition, the $0.64 per share dividend paid in 2004 represents a 6.7% increase over the dividend paid in 2003.

We achieved important goals during 2004 and could not have done this without the significant contributions of our employees, officers and directors of the Company who are committed to teamwork and putting the customer first. Their continued commitment to excellence resulted in the Company's record year.

As we begin fiscal year 2005, we are excited about the opportunities for growth and will continue to prepare our employees to expand financial sales and services in the markets we serve. Thank you for your support, confidence and trust in our strategies. We will succeed by serving our clients well, executing our strategic plan and building value for our shareholders.

Sincerely,




Roger K. Cromer
President and Chief Executive Officer


--------------------------------------------------------------------------------
                                                                              2.

                SELECTED CONSOLIDATED FINANCIAL INFORMATION AT OR FOR THE YEAR ENDED JUNE 30:

                                                  2004          2003           2002          2001          2000
                                                  ----          ----           ----          ----          ----
                                                                          (In Thousands)
Financial Condition Data:
Total assets                                 $     239,910  $    242,771  $    237,828  $    231,186   $    219,037
Loans                                              138,753       131,319       144,219       153,969        152,771
Securities                                          82,687        89,637        76,345        60,973         52,026
Deposits                                           159,252       163,446       158,661       144,630        133,105
Borrowings                                          55,733        52,038        54,363        62,397         64,168
Equity                                              22,624        23,640        22,409        21,993         19,615

                                                                          (In Thousands)
Selected Operations Data:
Total interest income                        $      12,587  $     13,963  $     16,022  $     17,544   $     16,687
Net interest income                                  6,558         6,607         6,570         6,786          7,072
Provision for loan losses                             (780)       (1,440)       (1,355)       (1,715)        (1,034)
Non-interest income                                  2,147         2,488         2,305         1,265          1,689
Non-interest expense                                (5,268)       (4,784)       (4,804)       (4,237)        (4,657)
Income tax expense                                    (220)         (513)         (668)         (476)          (799)
                                             -------------- ------------- ------------- ------------   ------------
Net income                                   $       2,437  $      2,358  $      2,048  $      1,623   $      2,271
                                             =============  ============  ============  ============   ============

Per Share:
Basic earnings per share                     $        1.88  $       1.76  $       1.48  $       1.14 $         1.60
Diluted earnings per share                            1.85          1.74          1.47          1.13           1.57
Dividends declared                                    0.64          0.60          0.56          0.52           0.48
Dividend payout ratio                                34.04%        34.09%        37.84%        45.61%         30.00%

Other Data:
Net interest margin (1)                               2.93%         2.98%         2.96%         3.14%          3.38%
Average interest-earning assets to
  average interest-bearing liabilities                1.10x         1.11x         1.13x         1.12x          1.10x
Non-performing assets (2) to total
  assets at end of period                              .94%         1.13%          .90%          .70%           .13%
Equity-to-total assets (end of period)                9.43          9.74          9.42          9.51           8.96
Return on assets (ratio of net income
  to average total assets)                            1.01          1.00           .88           .72           1.04
Return on equity (ratio of net income
  to average equity)                                 10.38         10.08          9.24          7.87          11.83
Equity-to-assets ratio (ratio of average
  equity to average total assets)                     9.75          9.90          9.57          9.13           8.76
Number of full-service offices                           5             4             4             4              4

(1)  Net interest income divided by average interest-earning assets.
(2) Includes non-accruing loans, accruing loans delinquent more than 90 days and foreclosed assets.



--------------------------------------------------------------------------------------------------------------------
                                                                                                                  3.

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

--------------------------------------------------------------------------------
                                                                              4.

FINANCIAL CONDITION

Total assets decreased $2.9 million during the year to $239.9 million at June 30, 2004. Reductions in cash and cash equivalents of $3.3 million and securities available for sale (AFS) of $10.5 million were partially offset by $10.1 million in loan increases.

Total securities AFS decreased from $89.6 million at June 30, 2003 to $79.1 million at June 30, 2004. During fiscal 2004, state and municipal securities decreased from $20.3 million at June 30, 2003 to $16.5 million at June 30, 2004 while mutual funds decreased from $4.3 million to $812,000. Mortgage backed, equity and corporate securities decreased from $48.4 million at June 30, 2003 to $43.7 million at June 30, 2004. Agency securities increased from $16.7 million at June 30, 2003 to $18.1 million at June 30, 2004. The Company has unrealized depreciation of $1.0 million at June 30, 2004 on securities AFS.

Net loans increased $10.1 million, or 8.0%, from $126.0 million at June 30, 2003 to $136.1 million at June 30, 2004. The increases in the loan portfolio were comprised primarily of $8.0 million in mortgage loans and $2.9 million in home equity and improvement loans. Approximately 70% of the loan portfolio is comprised of first mortgage loans secured by residential and nonresidential real estate located in the Company's market area. At June 30, 2004, total first mortgage loans secured by real estate comprised $95.0 million, or 69.8% of the net loan portfolio. The consumer and other loan portfolio included $18.0 million of home equity and improvement loans, $8.4 million in commercial loans and $17.1 million in automobile and other consumer loans at June 30, 2004.

Total deposits decreased $4.2 million, or 2.6%, from $163.4 million at June 30, 2003 to $159.3 million at June 30, 2004. During fiscal 2004, noninterest-bearing accounts decreased $326,000, or 2.9%, and interest-bearing accounts decreased $3.9 million, or 2.5%. Certificates of deposit decreased $4.1 million. Savings and money market accounts decreased $1.2 million while interest-bearing demand deposits increased $1.5 million. Management will continue to control the overall increases in interest rates in deposits by targeting certain terms and offering "specials" rather than making across the board increases in interest rates on all deposit products. FHLB borrowings increased $3.7 million from $52.0 million at June 30, 2003 to $55.7 million at June 30, 2004.

Total shareholders' equity decreased $1.0 million to $22.6 million at June 30, 2004. The decrease primarily resulted from decreases of $1.9 million in unrealized appreciation on securities AFS, net of tax, and $691,000 in net increases in treasury stock along with the payment of $831,000 in cash dividends which were partially offset by record net income of $2.4 million.

Total non-performing assets decreased to $2.2 million at June 30, 2004 compared to $2.7 million at June 30, 2003. The ratio of non-performing assets to total assets at June 30, 2004 was 0.94% compared to 1.13% at June 30, 2003. Included in non-performing assets at June 30, 2004 were $1.0 million in non-accruing loans and $1.2 million in repossessed assets.

Including the non-accruing loans above, as of June 30, 2004 and 2003, there were $9.4 million and $9.6 million in net loans designated by the Bank as "watch loans" due to factors that may impact the ability of the borrowers to comply with loan repayment terms. Based on management's review as of June 30, 2004, $4.1 million of loans were classified as special mention, $4.9 million as substandard and $379,000 as doubtful. As of June 30, 2003, $5.0 million of loans were classified as special mention, $4.0 million as substandard and $631,000 as doubtful.

RESULTS OF OPERATIONS

Comparison of Years Ended June 30, 2004 and June 30, 2003

[CHART OMITTED]

                          NET INCOME FROM 2000 TO 2004

                      2000    2001    2002    2003    2004
                      ----    ----    ----    ----    ----
                     $2,271  $1,623  $2,048  $2,358  $2,437

--------------------------------------------------------------------------------
                                                                              5.

General. Net income for the year ended June 30, 2004 was $2,437,000; an increase of $79,000 compared to net income of $2,358,000 for the year ended June 30, 2003, an increase of 3.3%. The increase was primarily the result of decreases of $660,000 in provisions for loan losses and $293,000 in income tax expense that were partially offset by a $49,000 decrease in net interest income, a $340,000 decrease in noninterest income and a $484,000 increase in noninterest expense. Further details of the changes in these items are discussed below.

Net Interest Income. Net interest income was approximately the same at $6.6 million for the years ended June 30, 2004 and 2003. The stabilization in net interest income came from interest-earning assets and interest-bearing liabilities repricing similarly throughout the year.

Net interest margin, the ratio of net interest income to average earning assets, is affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin was 2.93% in 2004 compared to 2.98% in 2003. The net interest margin was relatively stable due primarily to the net impact of changes in yields and rates of interest-earning assets and interest-bearing liabilities.

The yield on earning assets in 2004 was 5.62% compared to 6.30% in 2003. Average earning assets increased 1.0% in 2004, following a 0.2% decrease in 2003. The effective rate on interest-bearing liabilities was 2.96% in 2004, compared to 3.68% in 2003.

Provision for Loan Losses. The provision for loan losses decreased $660,000 from fiscal 2003 to $780,000 in fiscal 2004. The decreased amounts provided during the fiscal year were based on management's quarterly analysis of the allowance for loan losses. While the inherent and identified risks of commercial and consumer loans continue to require a high level of provision for loan losses, the necessary provision declined due to decreases in charge-off experience, nonperforming loans and impaired loans. The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses based on management's quarterly analysis of the adequacy of the allowance. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by regulatory agencies, which can order the establishment of additional general or specific allowances.

Noninterest Income. Noninterest income decreased 13.7% from $2.5 million in 2003 to $2.1 million in 2004. Net gains on sales of loans decreased by $553,000, or 54.2%, due to record levels of refinance activity in fiscal 2003. Net gains on sales of securities increased $33,000 from 2003 while commission income increased $27,000. Service charges and fees increased 24.4% or $211,000 over 2003 due primarily to the implementation of an overdraft honors program. Other income decreased $58,000 in 2004 due primarily to reduced gains on the sale of repossessed assets.

Noninterest Expense. During 2004, total noninterest expense increased 10.1% from $4.8 million to $5.3 million. Increased expenses included 4.5% in salaries and benefits, 7.0% in data processing, 5.1% in correspondent bank charges and 27.8% in occupancy and equipment due to the purchase of updated computer hardware and software, an addition to our Syracuse branch and the building of our new branch in Columbia City. Other expense increased 41.9% due primarily to increases of $110,000 in professional expense, $108,000 in real estate owned (REO) expense and $158,000 in other expenses. Decreased expenses included $24,000 in deposit insurance premiums, $35,000 in OTS assessments, $24,000 in printing, postage and supplies and $73,000 in amortization of core deposit premiums.

Income Tax Expense. Income tax expense was $220,000 in fiscal 2004 compared to $513,000 in fiscal 2003, a decrease of $293,000 or 57.1%. Income taxes decreased due to lower net income before taxes in 2004 and a lower effective tax rate stemming from increased tax exempt income. Additionally, the Bank's state tax expense is lower in fiscal 2004 due to the establishment, effective May 2003, of a domestic operating subsidiary that manages a portion of the Bank's investment portfolio and is located in a state with no income tax. The effective tax rates were 8.3% and 17.9% for the years ended June 30, 2004 and 2003.
--------------------------------------------------------------------------------
                                                                              6.

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

The yield on earning assets in 2003 was 6.30% compared to 7.23% in 2002. Average earning assets decreased 0.2% in 2003, following a 2.9% decrease in 2002. The effective rate on interest-bearing liabilities was 3.68% in 2003, compared to 4.79% in 2002.

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

Income Tax Expense. Income tax expense was $513,000 in fiscal 2003 compared to $668,000 in fiscal 2002, a decrease of $155,000 or 23.2%. Income taxes decreased in spite of higher net income before taxes in 2003 due to an increase in federally tax exempt municipal securities income and the tax effects of the Bank's investment in life insurance. The effective tax rates were 17.9% and 24.6% for the years ended June 30, 2003 and 2002.
--------------------------------------------------------------------------------
                                                                              7.

Average Balances, Interest Rates and Yields

The following table shows weighted average interest rates on loans, investments, deposits, other interest-bearing liabilities, and the interest rate spread and the net yield on weighted average interest-earning assets.

                        --------------------------------------Year Ended June 30-------------------------------------------------
                                                              ------------------
                                       2004                                2003                                 2002
                        -------------------------------    ------------------------------------  --------------------------------
                         Average                 Yield/       Average                 Yield/       Average               Yield/
                         Balance     Interest    Rate         Balance     Interest    Rate         Balance    Interest   Rate
                         -------     --------    ----         -------     --------    ----         -------    --------   -----
                                                                   (Dollars in Thousands)
Interest-earning assets:
   Loans receivable (1) $132,857    $   8,975    6.76%     $  133,550   $   10,165    7.61%     $  148,394   $  12,015   8.10%
   Securities (2) (3)     61,694        2,628    4.26          55,266        2,582    4.67          40,350       2,223   5.51
   Mortgage-backed
     securities (3)       26,676          951    3.56          28,233        1,149    4.07          30,134       1,710   5.67
   Other interest-
     bearing deposits      2,787           33    1.17           4,668           67    1.44           3,342          74   2.21
                        --------    ---------              ----------   ----------              ----------   ---------
Total interest-earning
  assets                 224,014       12,587    5.62         221,717       13,963    6.30         222,220      16,022   7.23
   Other assets           16,625                               14,748                                9,422
                        --------                           ----------                           ----------
Total assets            $240,639                           $  236,465                           $  231,642
                        ========                           ==========                           ==========

Interest-bearing liabilities:
   Money market
    accounts            $  1,850    $      18    0.96%     $    2,401   $       33    1.37%     $    4,335   $     105   2.42%
   NOW accounts            9,243           74    0.80           8,086          102    1.26           7,771         129   1.66
   Passbook savings
     accounts             59,753          672    1.12          58,510        1,248    2.13          42,624       1,281   3.01
   Certificates
     of deposit           78,115        2,763    3.54          83,236        3,346    4.02          84,968       4,766   5.61
   FHLB advances          54,383        2,502    4.60          47,747        2,626    5.50          57,607       3,171   5.50
                        --------    ---------              ----------   ----------              ----------   ---------
Total interest-
  bearing liabilities    203,344        6,029    2.96         199,980        7,355    3.68         197,305       9,452   4.79
                        --------    ---------    ----      ----------   ----------    ----         -------   ---------   ----
   Other liabilities      13,826                               13,083                               12,178
                        --------                           ----------                           ----------
Total liabilities        217,170                              213,063                              209,483
Equity                    23,469                               23,402                               22,159
                        --------                           ----------                           ----------
Total liabilities and
  shareholders'
  equity                $240,639                            $ 236,465                           $  231,642
                        ========                            =========                           ==========

Net interest income/
  interest rate spread              $   6,558    2.66%                  $    6,608    2.62%                  $   6,570   2.44%
                                    =========    ====                   ==========    ====                   =========   ====
Net interest margin (4)                          2.93%                                2.98%                              2.96%
                                                 ====                                 ====                               ====

(1) Average outstanding balances include non-accruing loans. Interest on loans receivable includes fees. The inclusion of nonaccrual loans and fees does not have a material effect on either the average outstanding balance or the average yield.
(2)  Yields reflected have not been computed on a tax equivalent basis.
(3)  Yields computed using the average amortized cost for securities AFS.
(4)  Net interest income divided by average interest earning assets.

--------------------------------------------------------------------------------
                                                                              8.

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

The Company's asset/liability management strategy sets limits on the change in NPV given certain changes in interest rates. The tables presented here, as of June 30, 2004 and 2003, are the Company's interest rate risk measured by changes in NPV for instantaneous parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. At June 30, 2004 and June 30, 2003, the OTS did not provide information as to interest rate risk for 200 and 300 point decreases due to the low level of interest rates.


                               As of June 30, 2004
    Change in
  Interest Rates                                                                       NPV as % of Portfolio
     In Basis                           Net Portfolio Value                               Value of Assets
      Points                                                                           NPV
   (Rate Shock)            $ Amount          $ Change         % Change                Ratio         Change  (1)
   -----------             --------          --------         --------                -----         ----------
                             (Dollars in thousands)

        300               $   19,312       $   (7,408)          (28)%                  8.23%            (254)
        200                   22,575           (4,145)          (16)                   9.42             (135)
        100                   25,148           (1,572)           (6)                  10.30              (47)
      Static                  26,720                                                  10.77
       (100)                  26,715               (5)           (0)                  10.65              (12)

(1)  Expressed in basis points


                               As of June 30, 2003
    Change in
  Interest Rates                                                                       NPV as % of Portfolio
     In Basis                           Net Portfolio Value                               Value of Assets
      Points                                                                           NPV
   (Rate Shock)            $ Amount          $ Change         % Change                Ratio         Change  (1)
   -----------             --------          --------         --------                -----         ----------
                             (Dollars in thousands)

        300               $   15,868       $   (5,662)          (26)%                  6.71%            (191)
        200                   18,383           (3,147)          (15)                   7.62             (100)
        100                   20,300           (1,230)           (6)                   8.27              (35)
      Static                  21,530                                                   8.62
       (100)                  21,274             (256)           (1)                   8.42              (20)

(1) Expressed in basis points

--------------------------------------------------------------------------------
                                                                              9.

As illustrated in the table, the Company's NPV declines in a rising interest rate environment. Specifically, the table indicates that, at June 30, 2004, the Company's NPV was $26.7 million (or 11% of portfolio assets). Based upon the assumptions used, an immediate increase in market interest rates of 200 basis points would result in a $4.1 million or 16% decline in NPV and a 135 basis point or 12.5% decline in the Company's NPV ratio to 9.42%. This is within the Company's guidelines.

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

The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. In addition, while the Company generally originates mortgage loans for its own portfolio, sales of fixed-rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. These loans are currently classified as held for sale by the Company at origination. The Company retains the servicing on loans sold in the secondary market. At June 30, 2004, $71.8 million of such loans were being serviced for others.

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

Critical Accounting Policies

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, ("ALL"), the fair value of securities AFS and the valuation of mortgage servicing rights.

--------------------------------------------------------------------------------
                                                                             10.

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

Fair Value of Securities AFS: Securities AFS are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income/(loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. As a result of changes in the fair market value of the Company's AFS securities portfolio, other comprehensive income/(loss) net of tax totaled $(1,209,167), $720,765 and $138,695 for 2004, 2003, and 2002, respectively.
Additionally, securities AFS are required to be written down to fair value when a decline in fair value is not temporary; therefore, future changes in the fair value of securities could have a significant impact on the Company's operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline. As of June 30, 2004, unrealized losses on equity securities (primarily floating rate government sponsored entity preferred stocks) totaled approximately $1.6 million. These losses have not been recognized into income because the securities are of high credit quality (rated AA or higher), management has the intent and ability to hold the investments for the foreseeable future, and the decline in fair value is largely due to the historically low market interest rates at the time the Company's floating rate preferred stocks repriced. The fair value is expected to recover as the securities approach their repricing dates and market rates rise. Should our consideration of these factors change, the Company may be required to record unrealized losses on some or all of these investments in the income statement. Further, future changes in generally accepted accounting principles could require us to record unrealized losses on some or all of these investments in the income statement.

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. Changes in interest rates and the level of refinance activity can have volatile effects on the carrying value of servicing rights. The Company periodically obtains an outside appraisal in order to evaluate the Company's mortgage servicing rights asset for impairment. At June 30, 2004, mortgage servicing rights had a carrying value of $619,000.

Off-Balance Sheet Arrangements

As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.
--------------------------------------------------------------------------------
                                                                             11.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are deposits, borrowings, principal and interest payments on loans and securities and sales and maturities of securities AFS. While maturities of securities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

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

Year Ended June 30, 2004. During the year ended June 30, 2004, there was a net decrease of $3.3 million in cash and cash equivalents. Major sources of cash during the year were the sale, call and maturity of securities providing $18.5 million while repayments on securities provided $8.1 million of cash and net increases in FHLB advances provided $3.7 million of cash. Management continued to sell fixed rate first mortgage loans with maturities of 15 to 30 years in the secondary market to manage interest rate risk.

Major uses of cash during the year which offset the sources of cash include a decrease in deposits of $4.2 million, an increase in net loans receivable of $12.9 million, the purchase of $18.9 million in securities AFS and $1.6 million in purchases of premises and equipment, net.

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

Major uses of cash during the year which offset the sources of cash include the purchase of $46.2 million in securities AFS and $4.5 million in life insurance contracts and a reduction in FHLB borrowings of $2.3 million.



--------------------------------------------------------------------------------
                                                                             12.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors and Shareholders
FFW Corporation
Wabash, Indiana


We have audited the accompanying consolidated balance sheets of FFW Corporation as of June 30, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFW Corporation as of June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004 in conformity with U.S. generally accepted accounting principles.





                                     Crowe Chizek and Company LLC

South Bend, Indiana
August 19, 2004



--------------------------------------------------------------------------------
                                                                             13.

                                                FFW CORPORATION
                                           CONSOLIDATED BALANCE SHEETS
                                             June 30, 2004 and 2003
-------------------------------------------------------------------------------------------------------------------


                                                                                   2004                 2003
                                                                                   ----                 ----
ASSETS
Cash and due from financial institutions                                     $       5,239,955    $       8,235,956
Interest-bearing deposits in other financial institutions                            1,299,774            1,588,877
                                                                             -----------------    -----------------
    Total cash and cash equivalents                                                  6,539,729            9,824,833

Securities available for sale (AFS)                                                 79,070,586           89,636,775
Loans receivable, net of allowance for loan losses of $2,569,960 in 2004
  and $2,592,092 in 2003                                                           136,086,451          126,018,943
Loans held for sale                                                                     96,600            2,707,850
Federal Home Loan Bank stock                                                         3,616,600            3,445,900
Accrued interest receivable                                                          1,356,853            1,388,322
Premises and equipment, net                                                          3,965,553            2,677,102
Mortgage servicing rights                                                              618,793              614,638
Cash surrender value of life insurance                                               4,935,876            4,718,031
Goodwill                                                                               975,468              975,468
Other assets                                                                         2,647,008              763,219
                                                                             -----------------    -----------------

    Total assets                                                             $     239,909,517    $     242,771,081
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
    Noninterest-bearing                                                      $      10,912,541    $      11,238,092
    Interest-bearing                                                               148,339,452          152,208,402
                                                                             -----------------    -----------------
       Total deposits                                                              159,251,993          163,446,494

Borrowings                                                                          55,733,017           52,038,331
Accrued expenses and other liabilities                                               2,300,427            3,646,188
                                                                             -----------------    -----------------
       Total liabilities                                                           217,285,437          219,131,013

Shareholders' equity
    Preferred stock, $.01 par; 500,000 shares
      authorized; none issued                                                                -                    -
    Common stock, $.01 par; 2,000,000 shares authorized;
      issued: 1,829,828 - 2004 and 2003;
      outstanding: 1,285,248 - 2004 and 1,311,800 - 2003                                18,298               18,298
    Additional paid-in capital                                                       9,403,738            9,345,123
    Retained earnings                                                               20,872,005           19,266,267
    Accumulated other comprehensive income (loss)                                   (1,209,167)             720,765
    Unearned management retention plan shares                                         (107,816)             (48,172)
    Treasury stock at cost, 544,580 shares - 2004 and
      518,028 shares - 2003                                                         (6,352,978)          (5,662,213)
                                                                             ------------------   ------------------
       Total shareholders' equity                                                   22,624,080           23,640,068
                                                                             -----------------    -----------------

          Total liabilities and shareholders' equity                         $     239,909,517    $     242,771,081
                                                                             =================    =================



--------------------------------------------------------------------------------------------------------------------
                                                                                                                 14.
                                                See accompanying notes.

                                                     FFW CORPORATION
                                             CONSOLIDATED STATEMENTS OF INCOME
                                         Years ended June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------------------------------------------
                                                                 2004                2003                2002
                                                                 ----                ----                ----
Interest and dividend income
     Loans, including fees                                  $     8,975,318     $    10,165,367    $     12,015,259
     Taxable securities                                           2,646,995           2,746,864           3,292,147
     Nontaxable securities                                          932,338             984,146             640,238
     Other                                                           32,648              67,049              74,235
                                                            ---------------     ---------------    ----------------
         Total interest and dividend income                      12,587,299          13,963,426          16,021,879

Interest expense
     Deposits                                                     3,526,692           4,729,382           6,281,203
     Borrowings                                                   2,502,172           2,626,504           3,170,538
                                                            ---------------     ---------------    ----------------
         Total interest expense                                   6,028,864           7,355,886           9,451,741
                                                            ---------------     ---------------    ----------------

Net interest income                                               6,558,435           6,607,540           6,570,138

Provision for loan losses                                           780,000           1,440,000           1,355,000
                                                            ---------------     ---------------    ----------------

Net interest income after provision for
  loan losses                                                     5,778,435           5,167,540           5,215,138

Noninterest income
     Net gains on sales of securities                                59,013              26,033             228,817
     Net gains on sales of loans                                    466,925           1,019,519             715,115
     Commission                                                     225,573             198,979             289,726
     Service charges and fees                                     1,077,784             866,555           1,030,275
     Earnings on life insurance                                     243,233             235,621                   -
     Other                                                           74,873             141,121              40,509
                                                            ---------------     ---------------    ----------------
         Total noninterest income                                 2,147,401           2,487,828           2,304,442

Noninterest expense
     Salaries and benefits                                        2,408,891           2,305,878           2,178,280
     Occupancy and equipment                                        522,087             408,448             395,575
     Professional                                                   286,309             192,500             170,218
     Marketing                                                       98,790              88,182              70,064
     Deposit insurance premium                                       49,510              73,766              26,469
     Regulatory assessment                                           63,354              98,278              79,390
     Correspondent bank charges                                     254,767             242,427             269,608
     Data processing                                                545,728             510,126             478,492
     Printing, postage and supplies                                 148,265             172,514             150,301
     Expense on life insurance                                       85,125              46,366                   -
     Amortization of core deposit premium                                 -              73,146             167,039
     Other                                                          805,576             571,851             818,423
                                                            ---------------     ---------------    ----------------
         Total noninterest expense                                5,268,402           4,783,982           4,803,859
                                                            ---------------     ---------------    ----------------

Income before income taxes                                        2,657,434           2,871,386           2,715,721

Income tax expense                                                  220,349             513,126             667,986
                                                            ---------------     ---------------    ----------------

Net income                                                  $     2,437,085     $     2,358,260    $      2,047,735
                                                            ===============     ===============    ================
Earnings per share
     Basic                                                  $          1.88     $          1.76    $           1.48
     Diluted                                                           1.85                1.74                1.47

-------------------------------------------------------------------------------------------------------------------
                                                                                                                15.
                                                See accompanying notes.

                                                          FFW CORPORATION
                                      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                             Years ended June 30, 2004, 2003 and 2002

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                 Unearned
                                                                                 Accumulated    Management
                                                       Additional                  Other        Retention                  Total
                                             Common     Paid-In      Retained   Comprehensive     Plan       Treasury  Shareholders'
                                              Stock     Capital      Earnings   Income (Loss)    Shares        Stock      Equity
                                              -----     -------      --------   -------------    ------        -----      ------

Balance at July 1, 2001                      $18,298   $9,336,606   $16,423,160   $ 330,776    $(52,242)  $(4,063,538)  $21,993,060

Cash dividends - $0.56 per share                   -            -      (759,840)          -           -             -      (759,840)
4,000 shares purchased under MRP                   -       16,440             -           -     (56,800)       40,360             -
Purchased 58,260 shares                            -            -             -           -           -      (792,322)     (792,322)
Issued 9,157 shares on stock options               -       (7,923)            -           -           -        92,079        84,156
Amortization of MRP contribution                   -            -             -           -      28,081             -        28,081
Net income                                         -            -     2,047,735           -           -             -     2,047,735
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities AFS, net of tax of $(24,033)     -            -                  (192,081)          -             -             -
                                                                                  ---------
  Total other comprehensive income                 -            -             -    (192,081)          -             -      (192,081)
                                                                                                                        -----------
Comprehensive income                               -            -             -           -           -             -     1,855,654
                                             -------   ----------   -----------   ---------    --------   -----------   -----------

Balance at June 30, 2002                      18,298    9,345,123    17,711,055     138,695     (80,961)   (4,723,421)   22,408,789




------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                 16.
                                                        Continued



                                                        FFW CORPORATION
                                 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                           Years ended June 30, 2004, 2003 and 2002

------------------------------------------------------------------------------------------------------------------------------------


                                                                                                 Unearned
                                                                                 Accumulated    Management
                                                       Additional                  Other        Retention                  Total
                                             Common     Paid-In      Retained   Comprehensive     Plan       Treasury  Shareholders'
                                              Stock     Capital      Earnings   Income (Loss)    Shares        Stock      Equity
                                              -----     -------      --------   -------------    ------        -----      ------

Balance at June 30, 2002                      18,298    9,345,123   17,711,055      138,695     (80,961)   (4,723,421)   22,408,789

Cash dividends - $0.60 per share                   -            -     (803,048)           -           -             -      (803,048)
Purchased 55,575 shares                            -            -            -            -           -      (938,782)     (938,792)
Amortization of MRP contribution                   -            -            -            -      32,789             -        32,789
Net income                                         -            -    2,358,260            -           -             -     2,358,260
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities AFS, net of tax of $689,198      -            -            -      582,070           -             -             -
                                                                                  ----------
  Total other comprehensive income                 -            -            -      582,070           -             -       582,070
                                                                                                                         -----------
Comprehensive income                               -            -            -            -           -             -     2,940,330
                                             -------   ----------  -----------  -----------   ---------   -----------   -----------

Balance at June 30, 2003                      18,298    9,345,123   19,266,267      720,765     (48,172)   (5,662,213)   23,640,068

Cash dividends - $0.64 per share                   -            -     (831,347)           -           -             -      (831,347)
4,000 shares purchased under MRP                   -       49,810            -            -     (94,850)       45,040             -
Issued 7,000 shares on stock options               -        8,805            -            -           -        78,820        87,625
Purchased 37,552 shares                            -            -            -            -           -      (814,625)     (814,625)
Amortization of MRP contribution                   -            -            -            -      35,206             -        35,206
Net income                                         -            -    2,437,085            -           -             -     2,437,085
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation)
    on securities AFS, net of tax of
    $(680,462)                                     -            -            -   (1,929,932)          -             -             -
                                                                              ------------
  Total other comprehensive income                 -            -            -   (1,929,932)          -             -    (1,929,932)
                                                                                                                        ------------
Comprehensive income                               -            -            -            -           -             -       507,153
                                             -------   ----------  -----------  -----------   ---------   -----------   -----------

Balance at June 30, 2004                     $18,298   $9,403,738  $20,872,005  $(1,209,167)  $(107,816)  $(6,352,978)  $22,624,080
                                             =======   ==========  ===========  ============  ==========  ============  ===========



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                 17.
                                                      See accompanying notes.

                                                   FFW CORPORATION
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        Years ended June 30, 2004, 2003 and 2002

-------------------------------------------------------------------------------------------------------------------

                                                                 2004                2003                2002
                                                                 ----                ----                ----
Cash flows from operating activities
    Net income                                              $     2,437,085     $     2,358,260    $      2,047,735
    Adjustments to reconcile net income to net cash
      from operating activities
       Depreciation and amortization                                827,367             524,281             172,605
       Provision for loan losses                                    780,000           1,440,000           1,355,000
       Net (gains) losses on sales of:
          Securities                                                (59,013)            (26,033)           (228,817)
          Loans held for sale                                      (466,925)         (1,019,519)           (715,115)
          REOs and repossessed assets                               (14,016)            (47,861)             10,415
       Originations of loans held for sale                      (23,395,205)        (52,282,546)        (28,102,589)
       Proceeds from sales of loans held for sale                26,267,651          52,831,522          28,352,376
       Increase in cash surrender value of life insurance          (217,845)           (218,031)                  -
       Dividends paid as FHLB stock                                (170,700)            (45,000)                  -
       Amortization of MRP contribution                              35,206              32,789              28,081
       Net change in AIR and other assets                           (62,288)            120,938             (24,085)
       Amortization of goodwill & core deposit intangibles                -              73,146             167,039
       Net change in AIP and other liabilities                   (1,345,761)          1,249,812             229,932
                                                            ----------------    ---------------    ----------------
          Net cash from operating activities                      4,615,556           4,991,758           3,292,577

Cash flows from investing activities
    Proceeds from:
       Sales, calls and maturities of securities AFS             18,451,046          10,291,285          27,427,247
       Sales of REOs and repossessed assets                         962,174             567,086             404,501
    Purchase of:
       Securities AFS                                           (18,930,092)        (46,215,848)        (47,046,695)
       Life insurance                                                     -          (4,500,000)                  -
    Principal collected on mortgage-backed securities             8,138,889          23,590,002           4,279,463
    Net change in loans receivable                              (12,891,808)         11,234,726           8,688,445
    Purchases of premises and equipment, net                     (1,572,707)           (172,398)           (785,496)
                                                            ----------------    ----------------   -----------------
       Net cash from investing activities                        (5,842,498)         (5,205,147)         (7,032,535)

Cash flows from financing activities
    Net change in deposits                                       (4,194,501)          4,785,772          14,030,670
    Proceeds from borrowings                                     39,000,000          13,500,000          39,290,750
    Repayment of borrowings                                     (35,305,314)        (15,824,223)        (47,325,102)
    Proceeds from stock options                                      87,625                   -              84,156
    Purchase of treasury stock                                     (814,625)           (938,792)           (792,322)
    Cash dividends paid                                            (831,347)           (803,048)           (759,840)
                                                            ----------------    ----------------   ----------------
       Net cash from financing activities                        (2,058,162)            719,709           4,528,312
                                                            ----------------    ---------------    ----------------
Net change in cash and cash equivalents                          (3,285,104)            506,320             788,354

Beginning cash and cash equivalents                               9,824,833           9,318,513           8,530,159
                                                            ---------------     ---------------    ----------------
Ending cash and cash equivalents                            $     6,539,729     $     9,824,833    $      9,318,513
                                                            ===============     ===============    ================
Supplemental disclosure of cash flow information
    Cash paid during the period
       Interest                                             $     6,031,092     $     7,388,816    $      9,495,010
       Income taxes                                                 500,000             678,000             718,000

    Transfers from loans to REO                                   2,044,300             456,275             294,203

-------------------------------------------------------------------------------------------------------------------
                                                                                                                18.
                                                See accompanying notes.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

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

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is interest income derived from origination of commercial and residential real estate loans (see Note 14).

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans and intangible assets, the carrying value of loans held for sale, the value of mortgage servicing rights, the accrued liability for deferred compensation, the fair value of stock options, the realization of deferred tax assets and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, the fair value of mortgage servicing rights, the classification and carrying value of loans held for sale, and the fair value of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash Flow Reporting: For reporting cash flows, cash and cash equivalents include cash on hand, due from financial institutions and interest-bearing deposits in other financial institutions. Net cash flows are reported for customer loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as AFS when they might be sold before maturity. Securities AFS are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax.
Securities are classified as trading when held for short term periods in anticipation of market gains, and are carried at fair value. Restricted stock, such as Federal Home Loan Bank stock, is carried at cost. Securities are written down to fair value when a decline in fair value is not temporary.

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

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
--------------------------------------------------------------------------------
                                   (Continued)                               19.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as special mention, substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for small-balance loans of similar nature such as residential mortgage and consumer loans and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

Premises and Equipment Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line or other accelerated methods with useful lives ranging from 7 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line or other accelerated methods with useful lives ranging from 3 to 15 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Intangible Assets: Intangible assets arising primarily from the acquisition of the South Whitley Branch, on June 13, 1998, include goodwill and core deposit intangibles. Goodwill represents the excess of the purchase price over the assets acquired. Effective July 1, 2002, the Company adopted new accounting standards for intangible assets, and as a result, reclassified $975,468 of unidentifiable intangible assets arising from previous acquisitions into goodwill. On July 1, 2002, the Company also discontinued the amortization of goodwill into expense and began reviewing goodwill for impairment. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. Management has determined that the Company's goodwill is not impaired as of June 30, 2004. As of June 30, 2004, core deposit intangibles were fully amortized. (see Note 7)

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and term. Any impairment of a grouping is reported as a valuation allowance.

--------------------------------------------------------------------------------
                                                                             20.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

                                                     2004              2003             2002
                                                     ----              ----             ----
Net income as reported                         $    2,437,085   $    2,358,260    $    2,047,735
Less:  Stock-based compensation expense
 determined under fair value based method              21,256           30,656            35,763
                                               --------------   --------------    --------------
Pro forma net income                           $    2,415,829   $    2,327,604    $    2,011,972
                                               ==============   ==============    ==============

Basic earnings per share as reported           $         1.88   $         1.76    $         1.48
Pro forma basic earnings per share                       1.87             1.74              1.46

Diluted earnings per share as reported                   1.85             1.74              1.47
Pro forma diluted earnings per share                     1.83             1.72              1.45

There were no stock options granted during 2004 or 2003. The pro forma effects of stock options granted during 2002 were computed using option pricing models with the following weighted-average assumptions as of grant date.

                                        2004              2003             2002
                                        ----              ----             ----
Risk-free interest rate                  -                 -              5.31%
Expected option life in years            -                 -              8
Expected stock price volatility          -                 -             24.00%
Dividend yield                           -                 -              4.34%

In future years, as additional options are granted, the proforma effect on net income and earnings per share may increase. Stock options are used to reward directors and certain executive officers and provide them with an additional equity interest. Options are issued for ten year periods and have varying vesting schedules.

Bank Owned Life Insurance Plans: The Company purchased bank owned life insurance during the year ended June 30, 2003. Life insurance plans are provided for certain executive officers on a split dollar basis. The Company is the owner of the split dollar policies. The officers are entitled to a sum equal to two times the employee's annual salary at death, if actively employed. The Company is entitled to the remainder of the death proceeds. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized. The cash surrender value of these life insurance policies, life insurance policies related to the Company's Salary Continuation Plan and other bank owned life insurance policies totaled approximately $4,936,000 and $4,718,000 as of June 30, 2004 and 2003.
--------------------------------------------------------------------------------
                                   (Continued)                               21.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 13.

Comprehensive Income (Loss): Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized appreciation (depreciation) on securities AFS, net of tax which is also recognized as a separate component of shareholders' equity.

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

Stock Split: Common share amounts and market values and price per share disclosures related to stock repurchase programs, stock-based compensation plans and earnings and dividends per share disclosures have been restated for all stock splits and dividends. Stock dividends in excess of 25% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 25% or less are reported by transferring the market value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital.

Adoption of New Accounting Standards: During 2004, the Company adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB Statement 145, Rescission of FAS Statement 4, 44 and 64, Amendment of FAS Statement 13, and Technical Corrections, FASB Statement 146, Accounting for Costs Associated with Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, FASB Interpretation 46, Consolidation of Variable Interest Entities, and the disclosure requirements of EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

EITF 03-1 contains accounting guidance regarding other-than-temporary impairment on securities that was to take effect for the quarter ended September 30, 2004. However, the effective date of portions of this guidance has been delayed, and more interpretive guidance is to be issued in the near future. The effect of this new and pending guidance on the Company's financial statements is not known, but it is possible this guidance could change management's assessment of other-than-temporary impairment in future periods.




--------------------------------------------------------------------------------
                                                                             22.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 2 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in the computation of basic earnings per share and diluted earnings per share is presented below:

                                                                                 Year ended June 30,
                                                                     2004               2003              2002
                                                                     ----               ----              ----
     Basic Earnings Per Share
     Numerator:  Net income                                    $    2,437,085     $    2,358,260    $     2,047,735

     Denominator: Weighted average shares
         outstanding                                                1,299,814          1,343,441          1,384,704
         Less:  Average non-vested MRP shares                          (5,647)            (5,772)            (4,930)
                                                               ---------------    --------------    ---------------

         Weighted average shares outstanding                        1,294,167          1,337,669          1,379,774
                                                               ==============     ==============    ===============

     Basic earnings per share                                  $         1.88     $         1.76    $          1.48
                                                               ==============     ==============    ===============


     Diluted Earnings Per Share
     Numerator:  Net income                                    $    2,437,085     $    2,358,260    $     2,047,735

     Denominator:  Weighted average shares
           outstanding for basic earnings per
           share                                                    1,294,167          1,337,669          1,379,774
         Add:  Dilutive effects of assumed exercise
                of stock options and nonvested MRP shares              26,159             16,609             10,985
                                                               --------------     --------------    ---------------

         Weighted average shares
           and dilutive potential shares
           outstanding                                              1,320,326          1,354,278          1,390,759
                                                               ==============     ==============    ===============

     Diluted earnings per share                                $         1.85     $         1.74    $          1.47
                                                               ==============     ==============    ===============

Stock options for 4,000 shares of common stock were not considered in computing diluted earnings per common share for 2002 because they were antidilutive.


--------------------------------------------------------------------------------
                                                                             23.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

At June 30, securities were as follows:

                                                       Fair         Unrealized       Unrealized
                                                       Value           Gains           Losses

         Available for sale - 2004
              U.S. government and agency         $    18,056,548  $      107,780  $     (202,046)
              State and municipal                     16,492,592         592,632         (10,153)
              Corporate bonds                          5,460,462         134,017               -
              Mortgage backed                         26,262,987         103,098        (244,013)
              Equity                                  11,986,311          61,500      (1,576,569)
              Mutual funds                               811,686          30,287          (4,130)
                                                 ---------------  --------------  ---------------

                                                 $    79,070,586  $    1,029,314  $   (2,036,911)
                                                 ===============  ==============  ===============

         Available for sale - 2003
              U.S. government and agency         $    16,696,863  $      527,628  $            -
              State and municipal                     20,263,498       1,329,986               -
              Corporate bonds                          7,234,718         265,268          (5,000)
              Mortgage backed                         28,356,127         334,907         (80,619)
              Equity                                  12,802,004         177,501        (971,179)
              Mutual funds                             4,283,565          91,791         (67,486)
                                                 ---------------  --------------  ---------------

                                                 $    89,636,775  $    2,727,081  $   (1,124,284)
                                                 ===============  ==============  ==============


Contractual maturities of debt securities at June 30, 2004 were as follows. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations. Securities not due at a single maturity date are shown separately. Fair Value

         Due in one year or less                 $       999,701
         Due from one to five years                   10,425,657
         Due from five to ten years                    8,860,995
         Due after ten years                          19,723,249
         Mortgage backed                              26,262,987
         Equity                                       11,986,311
         Mutual funds                                    811,686
                                                 ---------------

                                                 $    79,070,586
                                                 ===============


Sales/calls of securities AFS for the years ended June 30 were:

                                    2004            2003           2002
                                    ----            ----           ----

              Sales             $ 5,516,046     $ 2,537,790    $13,145,650
              Calls              10,405,000       7,603,495     11,631,600
              Gross gains           144,908          26,674        296,417
              Gross losses          (85,895)           (641)       (67,600)


--------------------------------------------------------------------------------
                                                                             24.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (Continued)

Securities with unrealized losses at June 30, 2004 not recognized in income are as follows:

                                         Less than                   12 Months
                               ---------12 Months-------    ---------or More--------   ----------Total----------
                                        ---------                    -------                     -----
                                    Fair       Unrealized       Fair       Unrealized       Fair       Unrealized
   Description of Securities        Value         Loss          Value         Loss          Value         Loss
   -------------------------        -----         ----          -----         ----          -----         ----
   U.S. government and agency  $   9,247,840   $(202,046)   $          - $          -  $   9,247,840 $    (202,046)
   State and municipal               572,500     (10,153)              -            -        572,500       (10,153)
   Mortgage backed                21,859,200    (244,013)              -            -     21,859,200      (244,013)
   Equity                          4,959,975     (50,079)      6,914,386   (1,526,490)    11,874,361    (1,576,569)
   Mutual funds                      103,686      (4,130)              -            -        103,686        (4,130)
                               -------------    ---------   ------------ ------------  ------------- --------------

   Total temporarily impaired  $  36,743,201   $(510,421)   $  6,914,386 $ (1,526,490) $  43,657,587 $  (2,036,911)
                               =============   ==========   ============ ============= ============= ==============


Unrealized losses on equities (primarily floating rate agency preferred stocks) have not been recognized into income because the securities are of high credit quality (rate AA or higher), management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to the historically low market interest rates at the time that the Company's floating rate preferred stocks repriced. The fair value is expected to recover as the bonds approach their repricing dates and market rates rise.

--------------------------------------------------------------------------------
                                                                             25.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable as of June 30 were as follows:

                                                                    2004               2003
                                                                    ----               ----
Mortgage loans
     Secured by one-to-four family residences (conventional)   $    67,510,985    $    61,795,830
     Secured by other properties (commercial)                       26,365,659         24,592,764
     Construction                                                    1,827,713          1,570,824
                                                               ---------------    ---------------
                                                                    95,704,357         87,959,418

     Undisbursed portion of construction loans                        (651,404)          (921,401)
     Net deferred loan origination fees                                (60,912)           (61,144)
                                                               ----------------   ---------------
        Total mortgage loans                                        94,992,041         86,976,873

Consumer and other loans
     Automobile                                                     14,413,806         14,976,771
     Manufactured home                                                 192,893            135,734
     Home equity and improvement                                    18,017,106         15,138,725
     Commercial                                                      8,363,340          8,347,504
     Other                                                           2,504,610          3,014,839
                                                               ---------------    ---------------
                                                                    43,491,755         41,613,573
     Net deferred loan origination costs                               172,615             20,589
                                                               ---------------    ---------------
        Total consumer and other loans                              43,664,370         41,634,162
                                                               ---------------    ---------------

Total loans                                                        138,656,411        128,611,035
Allowance for loan losses                                           (2,569,960)        (2,592,092)
                                                               ----------------   ---------------

                                                               $   136,086,451    $   126,018,943
                                                               ===============    ===============

Activity in the allowance for loan losses for the years ended June 30 was as follows:

                                     2004             2003            2002
                                     ----             ----            ----

     Beginning balance           $  2,592,092    $  2,361,241     $  1,773,194
     Provision for loan losses        780,000       1,440,000        1,355,000
     Charge-offs                   (1,110,835)     (1,529,259)      (1,232,425)
     Recoveries                       308,703         320,110          465,472
                                 ------------    ------------     ------------

     Ending balance              $  2,569,960    $  2,592,092     $  2,361,241
                                 ============    ============     ============

--------------------------------------------------------------------------------
                                                                             26.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE, NET (Continued)

Information regarding impaired loans was as follows for the years ended June 30:

                                                                          2004             2003            2002
                                                                          ----             ----            ----
     Year end loans with no allowance for loan losses allocated       $          -    $          -     $          -
     Year end loans with allowance for loan losses allocated               604,793       1,951,334        1,486,204
     Amount of allowance allocated                                         239,386         517,209          405,320

     Average of impaired loans during the year                           1,213,485       1,845,155        1,807,605
     Interest income recognized during impairment                           78,797         103,305           34,955
     Cash-basis interest income recognized                                  69,003          95,693           23,902


Nonperforming loans were as follows for the years ended June 30:

                                                       2004      2003       2002
                                                       ----      ----       ----
                                                            (In thousands)
     Loans past due over 90 days still on accrual    $    -    $    -     $    -
     Nonaccrual loans                                 1,025     2,616      1,942



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


--------------------------------------------------------------------------------
                                                                             27.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 5 - LOAN SERVICING

Loans serviced for others are not reported as assets in the balance sheets. These loans totaled $75,734,000 and $67,906,000 at June 30, 2004 and 2003.
Related escrow deposit balances were $207,000 and $259,000 at June 30, 2004 and 2003.

Activity for capitalized mortgage servicing rights for the years ended June 30 follows:
                                       2004            2003           2002
                                       ----            ----           ----
     Servicing rights:
         Beginning of year          $   614,638    $   465,327     $         -
         Additions                      205,728        470,543         657,977
         Amortized to expense          (201,573)      (321,232)       (192,650)
                                    ------------   ------------    ------------

         End of year                $   618,793    $   614,638     $   465,327
                                    ===========    ===========     ===========

As of June 30, 2004 and 2003 the carrying value of mortgage servicing rights approximated fair value. The Company has not recorded any valuation allowances for mortgage servicing rights.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at June 30 were as follows:

                                                  2004               2003
                                                  ----               ----
     Land                                   $       694,841    $       480,121
     Construction in progress                       785,660                  -
     Buildings                                    3,135,221          2,881,987
     Furniture, fixtures and equipment            1,198,551          1,110,249
                                            ---------------    ---------------
         Total cost                               5,814,273          4,472,357
     Accumulated depreciation                    (1,848,720)        (1,795,255)
                                            ----------------   ---------------

                                            $     3,965,553    $     2,677,102
                                            ===============    ===============

NOTE 7 - GOODWILL

The carrying amount of goodwill was $975,468 at June 30, 2004 and 2003. Goodwill is no longer amortized starting July 1, 2002. The effect of not amortizing goodwill is summarized as follows for the years ending June 30:

                                                                2004               2003               2002
                                                                ----               ----               ----

     Net income as reported                                $    2,437,085    $     2,358,260    $    2,047,735
     Add back: goodwill amortization, net of tax                        -                  -            56,712
                                                           --------------    ---------------    --------------
     Adjusted net income                                   $    2,437,085    $     2,358,260    $    2,104,447
                                                           ==============    ===============    ==============

     Basic earnings per share as reported                  $         1.88    $          1.76    $         1.48
     Diluted earnings per share as reported                          1.85               1.74              1.47
     Adjusted basic earnings per share                               1.88               1.76              1.53
     Adjusted diluted earnings per share                             1.85               1.74              1.51
--------------------------------------------------------------------------------------------------------------
                                                                                                           28.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 8 - DEPOSITS

Deposit  accounts   individually   exceeding   $100,000  totaled   approximately
$36,997,000 and $36,015,000 at June 30, 2004 and 2003.

At June 30, 2004, stated maturities of certificates of deposit for the years ended June 30 were:

                  2005              $     30,518,435
                  2006                    18,122,941
                  2007                    10,522,642
                  2008                    11,169,437
                  2009                     7,276,844
                                    ----------------
                                    $     77,610,299
                                    ================



NOTE 9 - BORROWINGS

Federal Home Loan Bank (FHLB) advances totaled $55,733,017 and $52,038,331 at June 30, 2004 and 2003. The advances are a mix of variable rate, fixed rate bullet, fixed rate amortizing and putable advances. The advances carry interest rates ranging from 4.59% to 7.22% for fixed rate bullet, 5.05% to 6.27% for fixed rate amortizing and 4.50% to 6.88% for putable advances while the Company's variable advances were at a rate of 1.61% as of June 30, 2004. The scheduled maturities during the years ended June 30 were as follows:

                  2005                          $     21,392,513
                  2006                                         -
                  2007                                         -
                  2008                                 2,892,513
                  2009                                 7,000,000
                  Thereafter                          24,447,991
                                                ----------------
                                                $     55,733,017
                                                ================

The Bank also maintains a $1,000,000 overdraft line of credit agreement with the FHLB which terminates on June 7, 2005. As of June 30, 2004 and 2003, no balance was outstanding under this agreement.

FHLB advances and the overdraft line of credit agreement are secured by all stock in the FHLB, qualifying first mortgage loans, government, agency and mortgage-backed securities. At June 30, 2004, collateral of approximately $79.0 million is pledged to the FHLB to secure advances outstanding.



--------------------------------------------------------------------------------
                                                                             29.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 10 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. There is no separate actuarial valuation of plan benefits nor segregation of plan assets specifically for the Company. As of July 1, 2003, the latest actuarial valuation, the actuarially determined value of total vested benefits exceeded plan assets and a contribution and expense of $55,000 was required for fiscal 2004. During 2003 and 2002, the fair value of plan assets exceeded the actuarially determined value of total vested benefits; therefore, no expense was recorded during 2003 and 2002. For the years ending June 30, 2004 2003, and 2002, administrative pension expenses were $4,000, $4,000 and 9,000.

401(k) Plan: A retirement savings 401(k) plan covers full time employees 21 or older that have completed one year of service. Participants may defer up to 50% of compensation. The Company matches 100% of elective deferrals on the first 4% of the participants' compensation, and the Company matches 50% of elective deferrals on the next 2% of the participant's compensation. Additionally, the Company may contribute up to 4% of each participant's compensation regardless of the participant's personal contributions to their 401(k) account depending on earnings and other benefit expenses. Expenses under this plan were $59,000, $67,000 and $55,000 for 2004, 2003 and 2002.

Deferred Compensation: The Company has a deferred compensation plan for certain directors of the Company. The Company/Bank is obligated to pay each such individual or beneficiaries the accumulated contributions plus interest credited for the deferred compensation plan. A deferred compensation liability of $27,000 and $31,000 at June 30, 2004 and 2003 has been accrued for these obligations. The expense for these plans was $4,000 in 2004 and $6,000 for 2003 and 2002.

Management Recognition and Retention Plans: The Management Recognition and Retention Plans (MRP) provide directors, officers and other key employees with a proprietary interest in the Company to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in shares of common stock awarded on a discretionary basis at a rate of 25% per year beginning on the date of grant. Expense of $35,000, $33,000 and $28,000 was recorded for these plans for the years ended June 30, 2004, 2003 and 2002.

Stock Option Plan: The 1992 Stock Option and Incentive Plan authorizes options of 169,000 shares of common stock. During 1999, the Company registered with the Securities and Exchange Commission the 1999 Omnibus Incentive Plan. This plan authorizes options, restricted stock and stock appreciation rights of 142,000 shares of common stock. For both plans when options are granted, the option price is at least 100% of the market value of common stock on the date of grant, and the option term cannot exceed 10 years. Options awarded may be exercised at a rate of 25% per year. No compensation expense was recognized for stock options for 2004, 2003 and 2002.


--------------------------------------------------------------------------------
                                                                             30.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 10 - EMPLOYEE BENEFITS (continued)

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10 year periods with varying vesting periods. Information about option grants follows:



                                                                                                       Weighted
                                              Number of                             Weighted            Average
                                             Outstanding         Exercise            Average          Fair Value
                                               Options             Price         Exercise Price        of Grants
                                               -------             -----         --------------        ---------
     Outstanding, June 30, 2001                  61,840        $  5.00 - 18.50        $12.95
     Granted                                      4,000             14.20              14.20             $2.92
     Exercised                                   (8,243)          5.00 - 11.38          9.65
                                            -----------
     Outstanding, June 30, 2002                  57,597          11.38 - 18.50         13.51
     Granted                                          -              -                   -                 -
     Exercised                                        -              -                   -
                                            -----------
     Outstanding, June 30, 2003                  57,597          11.38 - 18.50        $13.51
     Granted                                          -              -                   -                 -
     Exercised                                   (7,000)         11.38 - 13.38         12.52
                                            ------------
     Outstanding, June 30, 2004                  50,597         $11.38 - 18.50         13.65
                                            ===========


The weighted average remaining contractual life of options outstanding at June 30, 2004 was approximately six years. Stock options exercisable at June 30, 2004, 2003 and 2002 totaled 41,570, 37,293 and 23,016 at a weighted average exercise price of $14.01, $14.27 and $14.96. As of June 30, 2004, 87,668 options remain available for future grants.

Employee Stock Ownership Plan (ESOP): On April 30, 2002, the Company terminated the ESOP, and all plan participants were given the option of receiving a distribution for their investment in the plan or the participants could transfer their ESOP investment to their 401(k) investment account or other retirement accounts.

As of May 1, 2002, the ESOP plan no longer held shares of the Company's common stock.


ESOP shares as of June 30 were:
                                                                          2004            2003           2002
                                                                          ----            ----           ----
     Allocated (including shares committed to be released)                       -              -        128,300
     Shares contributed and allocated                                            -              -              -
     Shares withdrawn from the plan by participants                              -              -        (69,442)
     Termination of plan                                                         -              -        (58,858)
                                                                     -------------  -------------  -------------
     Total ESOP shares held in the plan                                          -              -              -
                                                                     =============  =============  =============

--------------------------------------------------------------------------------
                                                                             31.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 10 - EMPLOYEE BENEFITS (continued)

Salary Continuation Plan: On January 1, 2003, the Company implemented a Salary Continuation Plan (Plan) for certain executive officers. The Company is recording an expense equal to the projected present value of the payments due after retirement based on the participants' vesting schedules and projected remaining years of service. The accrued liability for this plan as of June 30, 2004 and 2003 was approximately $88,000 and $29,000 with expense of $59,000 and $29,000 recorded during the years ended June 30, 2004 and 2003.

NOTE 11 - INCOME TAXES

Income tax expense for the years ended June 30 was:

                                     2004            2003            2002
                                     ----            ----            ----
     Federal
         Current                 $    286,741    $    519,715     $    493,854
         Deferred                      18,362        (154,491)         (12,137)
                                 ------------    ------------     ------------
                                      305,103         365,224          481,717
     State
         Current                            -         162,019          190,315
         Deferred                     (84,754)        (14,117)          (4,046)
                                 -------------   ------------     ------------
                                      (84,754)        147,902          186,269
                                 -------------   ------------     ------------

     Income tax expense          $    220,349    $    513,126     $    667,986
                                 ============    ============     ============

Income tax expense differed from amounts computed using the U.S. federal income tax rate of 34% as follows:

                                                         2004             2003            2002
                                                         ----             ----            ----

Income taxes at 34% statutory rate                   $    903,528    $    976,271     $    923,345
Tax effect of:
     Tax-exempt income                                   (306,922)       (305,067)        (196,285)
     State tax, net of federal income tax effect          (55,938)         97,615          122,938
     Earnings on life insurance                           (74,067)        (74,131)               -
     Dividends received deduction                        (122,389)       (119,022)        (124,096)
     Low income housing credits                           (77,680)        (79,999)         (91,496)
     Other                                                (46,183)         17,459           33,580
                                                     -------------   ------------     ------------

         Total income tax expense                    $    220,349    $    513,126     $    667,986
                                                     ============    ============     ============

--------------------------------------------------------------------------------
                                                                             32.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES  (continued)

Components of the net deferred tax liability as of June 30 are:

                                                       2004             2003            2002
                                                       ----             ----            ----
     Deferred tax assets:
         Bad debts                                 $    990,977    $    996,799     $    864,224
         Deferred compensation                           10,278          12,206           10,313
         Core deposit intangible                         91,927         105,466           86,585
         Deferred loan fees                                   -          15,948                -
         General business credit carry forward          197,540          60,310                -
         State net operating loss carry forward          27,952               -                -
         Other                                            5,622               -                -
                                                   ------------    ------------     ------------
                                                      1,324,296       1,190,729          961,122
     Deferred tax liabilities:
         Accretion                                     (118,724)       (111,202)        (110,821)
         Net deferred loan costs                        (43,073)              -          (35,487)
         Mortgage servicing rights                     (238,607)       (241,699)        (179,184)
         FHLB stock dividend                            (83,179)        (34,526)               -
         Prepaid expenses                               (63,763)              -                -
         Appreciation on debt securities AFS           (201,570)       (882,032)        (192,834)
         Other                                                -         (92,564)         (92,960)
                                                   ------------    ------------     ------------
                                                       (748,916)     (1,362,023)        (611,286)
     Valuation allowance                                      -               -                -
                                                   ------------    ------------     ------------
     Net deferred tax asset (liability)            $    575,380    $   (171,294)    $    349,836
                                                   ============    ============     ============

The general business credit carry forward includes $88,000 of alternative minimum tax credits and $110,000 of low income housing credits. The alternative minimum tax credits can be carried forward indefinitely and the low income housing credits expire in 2023 and 2024. The state net operating loss carry forward expires in 2024.

Federal income tax laws provided savings banks with additional bad debt deductions through 1987, totaling $1,156,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $393,000 at June 30, 2004 and 2003. If the Bank was liquidated or otherwise ceased to be a bank or if tax laws were to change, the $393,000 would be recorded as expense.

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
--------------------------------------------------------------------------------
                                   (Continued)                              33.

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 12 - REGULATORY MATTERS  (continued)

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                    Minimum
                                                                                                   To Be Well
                                                                      Minimum                   Capitalized Under
                                                                     For Capital                Prompt Corrective
                                         Actual                   Adequacy Purposes             Action Provisions
                                         ------                   -----------------             -----------------
                                     Amount     Ratio              Amount      Ratio             Amount     Ratio
                                     ------     -----              ------      -----             ------     -----
                                                               (Dollars in thousands)
 As of June 30, 2004
    Total Capital                          $20,638   13.60%        $  12,138       8.00%          $  15,172     10.00%
           (to risk weighted assets)
    Tier I (Core) Capital                   18,733   12.35%            6,069       4.00%              9,103      6.00%
           (to risk weighted assets)
    Tier I (Core) Capital                   18,733    7.90%            9,485       4.00%             11,856      5.00%
           (to adjusted total assets)
    Tangible capital to tangible assets     18,733    7.90%            3,557       1.50%                N/A

 As of June 30, 2003
    Total Capital                          $21,119   14.48%         $ 11,671       8.00%          $  14,589     10.00%
           (to risk weighted assets)
    Tier I (Core) Capital                   19,286   13.22%            5,835       4.00%              8,753      6.00%
           (to risk weighted assets)
    Tier I (Core) Capital                   19,286    8.12%            9,505       4.00%             11,882      5.00%
           (to adjusted total assets)
    Tangible capital to tangible assets     19,286    8.12%            3,564       1.50%                N/A


Regulations of the Office of Thrift Supervision (OTS) limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the OTS. Under the regulations, the Bank can make without application to the OTS (but only after filing a notification to the OTS), distributions during a calendar year up to 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain adequately capitalized, as defined in the OTS's prompt corrective action regulations, following the proposed distribution. Accordingly, at June 30, 2004, approximately $2,060,000 of the Bank's retained earnings was potentially available for distribution to the Company.


--------------------------------------------------------------------------------
                                                                             34.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at June 30 were as follows:

                                          2 0 0 4                       2 0 0 3
                                          -------                       -------
                                   Fixed        Variable          Fixed        Variable
                                   Rate           Rate            Rate           Rate

Commitments to make loans     $      683,206  $   6,325,677  $   2,407,200  $      946,400
Unused lines of credit                     -     19,487,104              -      17,111,700
Standby letters of credit                  -      1,111,841              -       2,424,100
                              --------------  -------------  -------------  --------------

                              $      683,206  $  26,924,622  $   2,407,200  $   20,482,200
                              ==============  =============  =============  ==============


Fixed rate loan commitments at June 30, 2004 were at current rates, ranging primarily from 6.00% to 8.00%.

Variable rate loan commitments, unused lines of credit and standby letters of credit at June 30, 2004 were at current rates ranging from 4.75% to 8.00% for loan commitments, 4.25% to 9.50% for unused lines of credit, and primarily at the national prime rate of interest plus 100 to 300 basis points for standby letters of credit.

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

The Bank has a 3% limited partner interest in a limited partnership formed to construct, own and manage affordable housing projects. The Bank is one of 13 investors. As of June 30, 2004, the Bank had invested $750,000 and had recorded equity in the operating loss of the limited partnership of $51,000, $46,000 and $71,000 for the years ended June 30, 2004, 2003 and 2002. At both June 30, 2004 and 2003, the obligation due to the limited partnership was $0. The Bank receives 3% of the eligible tax credits. For the years ended June 30, 2004, 2003 and 2002, the Bank received approximately $78,000, $80,000 and $91,000 in tax credits.

--------------------------------------------------------------------------------
                                                                             35.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

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


NOTE 15 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                  Balance - June 30, 2003             $  1,533,789

                       New loans                            80,250

                      Repayments                          (188,747)

                      Other changes                        (39,760)
                                                      -------------

                  Balance - June 30, 2004             $  1,385,532
                                                      ============

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.



--------------------------------------------------------------------------------
                                                                             36.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------


NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, FFW Corporation.

                            CONDENSED BALANCE SHEETS
                             June 30, 2004 and 2003

                                                         2004           2003
                                                         ----           ----
ASSETS
Cash and cash equivalents                            $ 1,057,350    $   130,549
Investment in Bank subsidiary                         19,861,504     21,269,077
Investment in non-bank subsidiary                        451,659        413,880
Securities AFS                                         1,297,851      1,976,702
Other assets                                              20,984         26,390
                                                     -----------    -----------

   Total assets                                      $22,689,348    $23,816,598
                                                     ===========    ===========

LIABILITIES
Accrued expenses and other liabilities               $    65,268    $   176,530

SHAREHOLDERS' EQUITY
Common stock                                              18,298         18,298
Additional paid-in capital                             9,403,738      9,345,123
Retained earnings                                     20,872,005     19,266,267
Accumulated other comprehensive income                (1,209,167)       720,765
Unearned employee MRP                                   (107,816)       (48,172)
Treasury stock                                        (6,352,978)    (5,662,213)
                                                     ------------   ------------
   Total shareholders' equity                         22,624,080     23,640,068
                                                     -----------    -----------

     Total liabilities and shareholders' equity      $22,689,348    $23,816,598
                                                     ===========    ===========


--------------------------------------------------------------------------------
                                                                             37.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

                         CONDENSED STATEMENTS OF INCOME
                For the years ended June 30, 2004, 2003 and 2002

                                           2004           2003          2002
                                           ----           ----          ----

Interest income                         $   78,081    $  105,396    $   88,056

Gain (loss) on the sale of
  securities AFS                            86,745        15,591       (67,600)
Dividend income                          1,800,000     1,300,000     1,815,000
Other income                                     -         6,975             -
                                        ----------    ----------    ----------
                                         1,964,826     1,427,962     1,835,456

Operating expense                          167,596       186,874       196,859

Equity in undistributed income of
   subsidiaries
     Bank                                  497,625     1,068,138       257,423
     Non-bank                               43,362        10,569        57,597
                                        ----------    ----------    ----------

Income before income taxes               2,338,217     2,319,795     1,953,617

Income tax expense (benefit)               (98,868)      (38,465)      (94,118)
                                        -----------   ----------    ----------

Net income                              $2,437,085    $2,358,260    $2,047,735
                                        ==========    ==========    ==========



--------------------------------------------------------------------------------
                                                                             38.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                For the years ended June 30, 2004, 2003 and 2002

                                                                    2004              2003               2002
                                                                    ----              ----               ----
Cash flows from operating activities
     Net income                                               $     2,437,085     $    2,358,260    $     2,047,735
     Adjustments to reconcile net income to net
       cash from operating activities
         Equity in undistributed income of subsidiaries              (540,987)        (1,078,707)          (315,020)
         Loss (Gain) on the sale of securities                        (86,745)           (15,591)            67,600
         Other                                                         40,863             36,759            157,109
                                                              ---------------     --------------    ---------------
              Net cash from operating activities                    1,850,216          1,300,721          1,957,424

Cash flows from investing activities
     Proceeds from sales of securities                                634,932            274,205          1,061,625
     Maturities of securities AFS                                           -                  -            238,921
     Purchase of securities AFS                                             -           (259,268)        (1,312,050)
                                                              ---------------     --------------    ---------------
         Net cash from investing activities                           634,932             14,937            (11,504)

Cash flows from financing activities
     Proceeds from stock options                                       87,625                  -             84,156
     Purchase of treasury stock                                      (814,625)          (938,792)          (792,322)
     Cash dividends paid                                             (831,347)          (803,048)          (759,841)
                                                              ----------------    --------------    ---------------
         Net cash from financing activities                        (1,558,347)        (1,741,840)        (1,468,007)
                                                              ----------------    --------------    ---------------

Net change in cash and cash equivalents                               926,801           (426,182)           477,913

Beginning cash and cash equivalents                                   130,549            556,731             78,818
                                                              ---------------     --------------    ---------------

Ending cash and cash equivalents                              $     1,057,350     $      130,549    $       556,731
                                                              ===============     ==============    ===============

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 12).


--------------------------------------------------------------------------------
                                                                             39.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows estimated fair values and related carrying amounts of the Company's financial instruments at June 30. Items which are not financial instruments are not included.

                                         2 0 0 4                 2 0 0 3
                                         -------                 -------
                                  Carrying   Estimated     Carrying   Estimated
                                   Amount    Fair Value     Amount    Fair Value
                                   ------    ----------     ------    ----------
                                      (In  thousands)         (In  thousands)

Cash and cash equivalents        $    6,540  $    6,540  $    9,825  $    9,825
Securities AFS                       79,071      79,071      89,637      89,637
Loans receivable, net               136,086     138,147     126,019     130,529
Loans held for sale                      97          98       2,708       2,735
Federal Home Loan Bank stock          3,617       3,617       3,446       3,446
Accrued interest receivable           1,357       1,357       1,388       1,388
Noninterest-bearing deposits        (10,913)    (10,913)    (11,238)    (11,238)
Interest-bearing deposits          (148,339)   (148,818)   (152,208)   (155,362)
Borrowings                          (55,733)    (58,266)    (52,038)    (57,971)
Accrued interest payable               (118)       (118)       (121)       (121)


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 2004 and 2003. The estimated fair values for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable, noninterest-bearing deposits and accrued interest payable are considered to approximate cost. The estimated fair value for securities AFS is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, net, is based on estimates of the rate the Bank would charge for similar loans at June 30, 2004 and 2003 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for interest-bearing deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at June 30, 2004 and 2003, applied for the time period until maturity.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2004 and 2003, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at June 30, 2004 and 2003 should not necessarily be considered to apply to subsequent dates.

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


--------------------------------------------------------------------------------
                                                                             40.
                                   (Continued)

                                 FFW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 18 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                 2004               2003                 2002
                                                                 ----               ----                 ----
Net change in net unrealized appreciation
  (depreciation) on securities available
  for sale

     Net unrealized appreciation (depreciation)
       arising during the year                              $   (2,551,381)     $    1,297,301     $         12,703

     Reclassification adjustments for (gains)
       included in net income                                      (59,013)            (26,033)            (228,817)
                                                            ---------------     --------------     ----------------

         Net change in net unrealized appreciation
           (depreciation) on securities available
           for sale                                             (2,610,394)          1,271,268             (216,114)

Tax expense (benefit)                                             (680,462)            689,198              (24,033)
                                                            ---------------     --------------     ----------------

     Total other comprehensive income (loss)                $   (1,929,932)     $      582,070     $       (192,081)
                                                            ===============     ==============     ================





--------------------------------------------------------------------------------
                                                                             41.


DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS


Wayne W. Rees                           Thomas L. Frank                         Roger K. Cromer
Owner and Publisher                     Executive Vice President and            President and Chief Executive
The Paper of Wabash County, Inc.        Controller, B. Walter & Company         Officer, FFW Corporation
                                        Controller and Part Owner, Walter       President and Chief Executive
J. Stanley Myers                        Dimension Co.                           Officer, First Federal Savings
Owner and Operator                                                              Bank of Wabash
Servisoft Water Conditioning, Inc.      Ronald D. Reynolds                      Chairman of the Board,
                                        Owner, J.M. Reynolds Oil Co. Inc.       FirstFed Financial of Wabash
Joseph W. McSpadden
Vice President and Part Owner           John N. Philippsen
Beauchamp & McSpadden                   Chief Financial Officer
                                        The Ford Meter Box Co.





OFFICERS

FFW CORPORATION                         FIRST  FEDERAL  SAVINGS  BANK  OF       FIRSTFED FINANCIAL, INC
                                        WABASH

J. Stanley Myers                        J. Stanley Myers                        Roger K. Cromer
Chairman of the Board                   Chairman of the Board                   Chairman of the Board

Roger K. Cromer                         Roger K. Cromer                         Tony Pulley
President and Chief Executive           President and Chief Executive           President
Officer                                 Officer
                                                                                J. Stanley Myers
Timothy A. Sheppard                     Timothy A. Sheppard                     Secretary
Treasurer and Chief Financial           Vice President and
Officer                                 Chief Financial Officer                 Timothy A. Sheppard
                                                                                Treasurer
Melissa A. Rekeweg                      Noah T. Smith
Secretary                               Vice President, Commercial Loans

                                        Sonia Niccum
                                        Vice President, Mortgage Loans

                                        Melissa A. Rekeweg
                                        Secretary and Assistant Vice
                                        President, Deposit Operations

                                        Deborah Abraham
                                        Vice President, Loan Operations


--------------------------------------------------------------------------------
                                                                             42.

Shareholder Information

STOCK LISTING INFORMATION
--------------------------------------------------------------------------------

FFW Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation Small-Cap Market under the symbol "FFWC".


STOCK PRICE INFORMATION
--------------------------------------------------------------------------------

As of June 30, 2004 there were approximately 270 shareholders of record, not including those shares held in nominee or street name through various brokerage firms or banks.

The following table sets forth the high and low bid prices and dividends paid per share.

The stock price information was provided by NASD, Inc.



            Quarter Ended         High         Low       Declared
            -----------------------------------------------------
            Sept. 30, 2002       16.20       14.40         .15
            Dec. 31, 2002        16.95       15.35         .15
            March 31, 2003       17.45       15.86         .15
            June 30, 2003        20.20       17.22         .15
            Sept. 30, 2003       21.80       18.36         .16
            Dec. 31, 2003        23.40       20.25         .16
            March 31, 2004       26.12       20.14         .16
            June 30, 2004        24.09       21.81         .16



DIVIDENDS
--------------------------------------------------------------------------------

FFW Corporation declared and paid dividends of $0.64 per share for fiscal year 2004. The Board of Directors intends to continue payment of quarterly cash dividends, dependent on the results of operations and financial condition of FFW Corporation and other factors.



ANNUAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------

The Annual Meeting of Shareholders of FFW Corporation will be held at 2:30 p.m, October 26, 2004 at the executive offices of FFW Corporation located at:

                               1205 N. Cass Street
                                  P.O. Box 259
                              Wabash, Indiana 46992


ANNUAL REPORT ON FORM 10-KSB AND INVESTOR INFORMATION
--------------------------------------------------------------------------------

A copy of FFW Corporation's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

                               Timothy A. Sheppard
                      Treasurer and Chief FinancialOfficer
                                 FFW Corporation
                               1205 N. Cass Street
                                  P.O. Box 259
                              Wabash, Indiana 46992


--------------------------------------------------------------------------------
                                                                             43.

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


BRANCH LOCATIONS
--------------------------------------------------------------------------------

                                North Manchester
                      1404 State Rd. 114 West P.O. Box 328
                           North Manchester, IN 46962
                                 (260) 982-2188

                                    Syracuse
                       500 S. Huntington St. P.O. Box 188
                               Syracuse, IN 46567
                                 (574) 457-4411

                                  South Whitley
                        105 E. Columbia St. P.O. Box 515
                             South Whitley, IN 46787
                                 (260) 723-5127

                                  Columbia City
                       526 W. Connexion Way. P.O. Box 289
                             Columbia City, IN 46725
                                 (260) 248-2265


SPECIAL COUNSEL
--------------------------------------------------------------------------------

                              Barnes and Thornburg
                            11 South Meridian Street
                             Indianapolis, IN 46204


INDEPENDENT AUDITOR
--------------------------------------------------------------------------------

                          Crowe Chizek and Company LLC
                             330 E. Jefferson Blvd.
                              South Bend, IN 46624


--------------------------------------------------------------------------------
                                                                             44.